                                             As Filed Pursuant to Rule 424(b)(4)
                                             Registration No. 333-63835

                               11,250,000 SHARES

                              THE MONY GROUP INC.
[MONY LOGO]
                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                            ------------------------
     Of the 11,250,000 shares of Common Stock offered by The MONY Group Inc. (the "Holding Company"), 9,500,000 shares are being offered hereby in the United States and 1,750,000 shares are being offered in a concurrent international offering outside the United States. The initial public offering price and the aggregate underwriting discount per share are identical for both Offerings. See "Underwriting".

     The shares of Common Stock offered in the Offerings are in addition to the shares of Common Stock distributable to policyholders in connection with a plan of reorganization under which The Mutual Life Insurance Company of New York will convert from a mutual life insurance company organized under the laws of the State of New York into a New York stock life insurance company in accordance with the requirements of Section 7312 of the New York Insurance Law and become a wholly-owned subsidiary of the Holding Company. See "The Demutualization".

     Prior to the Offerings, there has been no public market for the Common Stock. For factors considered in determining the initial public offering price, see "Underwriting".

     SEE "RISK FACTORS" BEGINNING ON PAGE 22 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.

     The Common Stock has been approved for listing, subject to notice of issuance, on the New York Stock Exchange under the symbol "MNY".
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION, ANY STATE SECURITIES COMMISSION OR THE NEW YORK SUPERINTENDENT OF INSURANCE NOR HAS THE SECURITIES AND EXCHANGE COMMISSION, ANY
 STATE SECURITIES COMMISSION OR THE NEW YORK SUPERINTENDENT OF INSURANCE PASSED
  UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.
                            ------------------------

                                               INITIAL PUBLIC            UNDERWRITING            PROCEEDS TO THE
                                               OFFERING PRICE             DISCOUNT(1)          HOLDING COMPANY(2)
                                               --------------            ------------          ------------------
Per Share................................          $23.50                    $1.48                   $22.02
Total(3).................................       $264,375,000              $16,650,000             $247,725,000

---------------
(1) The Holding Company and MONY have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting".

(2) Before deducting estimated expenses of $2,400,000 payable by the Holding Company.

(3) The Holding Company has granted the U.S. Underwriters an option for 30 days to purchase up to an additional 1,425,000 shares at the initial public offering price per share, less the underwriting discount, solely to cover over-allotments. Additionally, the Holding Company has granted the International Underwriters a similar option with respect to an additional 262,500 shares as part of the concurrent International Offering. If such options are exercised in full, the initial public offering price, underwriting discount and proceeds to the Holding Company will be $304,031,250, $19,147,500 and $284,883,750, respectively. See
    "Underwriting".
                            ------------------------
     The shares offered hereby are offered severally by the U.S. Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York on or about November 16, 1998, against payment therefor in immediately available funds.
GOLDMAN, SACHS & CO.                                DONALDSON, LUFKIN & JENRETTE
MORGAN STANLEY DEAN WITTER                                  SALOMON SMITH BARNEY
                            ------------------------
               The date of this Prospectus is November 10, 1998.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary", "Risk Factors", "Certain Provisions of the Investment", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business". Actual events or results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed under "Risk Factors" as well as those discussed in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" and in the other sections of this Prospectus.
                            ------------------------

     The Holding Company intends to furnish holders of Common Stock with annual reports that include audited annual consolidated financial statements and an opinion thereon expressed by independent certified public accountants.
                            ------------------------

     UNDER THE NEW YORK INSURANCE LAW, FOR A PERIOD OF FIVE YEARS FOLLOWING THE PLAN EFFECTIVE DATE (AS HEREINAFTER DEFINED), NO PERSON MAY ACQUIRE BENEFICIAL OWNERSHIP OF 5% OR MORE OF THE OUTSTANDING SHARES OF THE COMMON STOCK WITHOUT THE PRIOR APPROVAL OF THE NEW YORK SUPERINTENDENT OF INSURANCE. INVESTORS IN CERTAIN DEBT SECURITIES OF THE COMPANY HAVE RECEIVED A WAIVER OF THIS RULE FROM THE NEW YORK SUPERINTENDENT OF INSURANCE IN CONNECTION WITH THE POTENTIAL EXERCISE OF CERTAIN WARRANTS TO PURCHASE SHARES OF COMMON STOCK PRIOR TO THE END OF SUCH FIVE-YEAR PERIOD. IN ADDITION, STATE INSURANCE HOLDING COMPANY STATUTES APPLICABLE TO THE HOLDING COMPANY GENERALLY PROVIDE THAT NO PERSON MAY ACQUIRE CONTROL OF THE HOLDING COMPANY, AND THUS INDIRECT CONTROL OF ITS INSURANCE SUBSIDIARIES, WITHOUT THE PRIOR APPROVAL OF THE APPROPRIATE INSURANCE REGULATORS. GENERALLY, ANY PERSON WHO ACQUIRES BENEFICIAL OWNERSHIP OF 10% OR MORE OF THE OUTSTANDING SHARES OF THE COMMON STOCK WOULD BE PRESUMED TO HAVE ACQUIRED SUCH CONTROL, UNLESS THE APPROPRIATE INSURANCE REGULATORS UPON APPLICATION DETERMINE OTHERWISE. IN ADDITION, PERSONS WHO DO NOT ACQUIRE BENEFICIAL OWNERSHIP OF MORE THAN 10% OF THE OUTSTANDING SHARES OF COMMON STOCK MAY BE DEEMED TO HAVE ACQUIRED SUCH CONTROL IF APPROPRIATE REGULATORS DETERMINE THAT SUCH PERSONS, DIRECTLY OR INDIRECTLY, EXERCISE A CONTROLLING INFLUENCE OVER THE MANAGEMENT OR POLICIES OF THE INSURER. SEE "BUSINESS -- REGULATION".
                            ------------------------

     CERTAIN PERSONS PARTICIPATING IN THE OFFERINGS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERINGS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

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

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements and notes thereto appearing elsewhere in this Prospectus. Certain insurance and other terms are defined in the Glossary, which starts at page G-1. Except as otherwise indicated, the information in this Prospectus assumes that the U.S. Underwriters' (the "U.S. Underwriters") and the International Underwriters' (the "International Underwriters" and, together with the U.S. Underwriters, the "Underwriters") over-allotment options are not exercised. See "Underwriting". All financial data and ratios presented herein have been prepared using generally accepted accounting principles ("GAAP") unless otherwise indicated.

     For purposes of this Prospectus, the term "Company" refers, at all times prior to the effective date (the "Plan Effective Date") of the Demutualization (as hereinafter defined), to The Mutual Life Insurance Company of New York, a mutual life insurance company organized under the laws of the State of New York ("MONY"), and its subsidiaries, including MONY Life Insurance Company of America, an Arizona stock life insurance company ("MLOA"), and the Holding Company, and at all times on and after the Plan Effective Date, to the Holding Company and its subsidiaries, including MONY Life Insurance Company, the successor to MONY as of the Plan Effective Date. References herein to "MONY" on and after the Plan Effective Date refer to MONY Life Insurance Company and the other operating subsidiaries of the Holding Company. The Plan Effective Date will occur prior to, or simultaneously with, the completion of the offerings. The term "Common Stock" refers to the Common Stock, par value $0.01 per share, of the Holding Company. References to the "Investors" refer to, collectively, GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1997, L.P., and Bridge Street Fund 1997, L.P. References to the "Investment" refer to the Investors' investment in the Company as described more fully herein.

                                  THE COMPANY

     The Company, which is one of the oldest and largest mutual life insurance companies in the United States, provides a wide range of life insurance, annuity and investment products primarily to higher income individuals, particularly family builders, pre-retirees and small business owners. The Company distributes its products through a career agency sales force in the United States which consisted of 2,218 agents at June 30, 1998. The Company sells its products in all 50 of the United States, the District of Columbia, the U.S. Virgin Islands, Guam and the Commonwealth of Puerto Rico and currently insures or provides other financial services to more than 1.0 million people. Chartered in 1842, MONY was the first mutual life insurance company in the United States to sell an insurance policy and the first to pay a dividend to policyholders.

     For management and reporting purposes, the Company's business is organized in two principal operating segments, the "Protection Products" segment and the "Accumulation Products" segment. Substantially all of the Company's other business activities are combined in the "Other Products" segment. In its Protection Products segment, the Company offers a wide range of life insurance products, including whole life, term life, universal life, variable universal life, last survivor life and group universal life. In its Accumulation Products segment, the Company offers fixed annuities, single premium deferred annuities, immediate annuities, flexible payment variable annuities and proprietary retail mutual funds. The Company's Other Products segment primarily consists of a securities broker-dealer operation, an insurance brokerage operation and certain insurance lines of business no longer written by the Company (the "Run-Off Businesses"). In addition to selling the Company's proprietary investment products, the securities broker-dealer operation provides customers of the Company's protection and accumulation products access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The insurance brokerage operation provides the Company's career agency sales force with access to life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers.

     In 1998, the Company had 513 agents in the "Million Dollar Round Table" ("MDRT"), an industry designation based on sales which result in annual first-year commissions of $53,000 or more, up from 460 in 1996. The Company believes that its rate of growth in MDRT members from 1995 to 1997 was among the highest in the life insurance industry and that the percentage of its career agents who are MDRT members is among the highest in the industry.

     The Company had total consolidated assets and equity at June 30, 1998 of approximately $24.6 billion and $1.4 billion, respectively. Of the Company's total consolidated assets at such date, approximately $12.8 billion represented assets held in the Company's general account, approximately $5.7 billion represented assets transferred pursuant to the Group Pension Transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements) and approximately $6.1 billion were held in the Company's separate accounts, for which the Company does not generally bear investment risk.

     Consolidated revenues reported by the Company for the six-month period ended June 30, 1998 and the year ended December 31, 1997 were $1,044.5 million and $1,976.4 million, respectively. Revenues reported for such periods by the Company's Protection Products, Accumulation Products and Other Products segments (which amounts are presented before unallocated amounts and non-recurring items -- see Note 6 to the Consolidated Financial Statements and Note 5 to the Unaudited Interim Condensed Consolidated Financial Statements) were $813.8 million, $145.8 million and $80.4 million, respectively, for the six-month period ended June 30, 1998 and $1,598.7 million, $239.4 million and $131.1 million, respectively, for the year ended December 31, 1997.

     Consolidated income before income taxes and extraordinary item reported by the Company for the six-month period ended June 30, 1998 and the year ended December 31, 1997 was $199.9 million and $187.7 million, respectively. Consolidated pre-tax earnings reported by the Company's aforementioned operating segments for such periods (which amounts are presented before unallocated amounts and non-recurring items -- see Note 6 to the Consolidated Financial Statements and Note 5 to the Unaudited Interim Condensed Consolidated Financial Statements) were $136.7 million, $50.0 million and $13.4 million, respectively, for the six-month period ended June 30, 1998 and $129.0 million, $44.1 million and $18.3 million, respectively, for the year ended December 31, 1997.

     MONY's current financial strength ratings are "A+" from Standard & Poor's Ratings Group ("S&P"), "A3" from Moody's Investors Service, Inc. ("Moody's"), "A-" from A.M. Best Company, Inc. ("A.M. Best") and "A+" from Duff & Phelps, Inc. ("Duff & Phelps"). Moody's, on January 6, 1998, and Duff & Phelps, on August 4, 1998, each announced that it had changed its respective outlook on MONY's rating from stable to positive. The foregoing ratings reflect each rating agency's current opinion of MONY's claims-paying ability, financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed toward the protection of investors in the Common Stock. Such factors are of concern to policyholders, agents and intermediaries. Such ratings should not be relied upon when making a decision to purchase shares of Common Stock offered hereby. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Historical Overview" and "Business -- Ratings".

                                    STRATEGY

     The Company's current business strategy to achieve earnings growth, improve its return on equity and increase shareholder value is focused on: (i) continuing to improve the quality of and increase the earnings on its invested assets, (ii) emphasizing the core operating fundamentals of its protection business, (iii) continuing the growth of its accumulation business and (iv) expanding the size of and improving upon the productivity of its career agency sales force. The Company believes that by focusing its expansion efforts on the career agency system, it will be more successful at marketing value-added protection and accumulation products to its core customer base which is typically comprised of small business owners and higher income individuals, particularly family builders and pre-retirees. Management further believes that by providing a range of protection and accumulation products, the Company can respond to changes in the insurance marketplace that may arise from changes in interest rates or volatility in the general level of the stock market. In addition, the Company intends to seek opportunities through selective mergers, acquisitions and strategic alliances.

CONTINUING TO IMPROVE THE QUALITY OF AND INCREASE THE EARNINGS ON INVESTED
ASSETS

     Since December 31, 1992, the Company has decreased its exposure to equity real estate, commercial mortgage loans and below investment grade securities from 49.9% of total invested assets (which includes for all purposes of this Prospectus cash and cash equivalents) to 19.1% at June 30, 1998. The effect of such actions has been to significantly improve the credit quality of the Company's total invested assets and increase the earnings thereon.

EMPHASIZING THE CORE OPERATING FUNDAMENTALS OF PROTECTION BUSINESS

     The Company believes that the operating performance of its protection business is significantly impacted by five basic elements: (i) mortality, (ii) persistency, (iii) operating expenses, (iv) investment yield and (v) sales. The Company believes that improvement with respect to each of these five basic elements is important for increasing shareholder value.

CONTINUING THE GROWTH OF ACCUMULATION BUSINESS

     Over the past several years, the Company has sought to take advantage of demographic trends in the U.S. economy by continuing the growth of its asset accumulation business. Since December 31, 1993, the Company has increased its annuity assets under management from approximately $927.0 million to approximately $4,309.5 million at June 30, 1998 and, through The Enterprise Group of Funds, Inc. ("Enterprise Group of Funds"), its retail mutual fund assets under management have increased from $485.9 million to $2,457.0 million during this time period.

EXPANDING THE SIZE OF AND IMPROVING THE PRODUCTIVITY OF CAREER AGENCY SALES
FORCE

     The Company is committed to the career agency distribution system. Management believes that distribution through the Company's career agency sales force is a competitive advantage over other large life insurance companies which do not have such a career agency sales force and for whom it would be difficult and expensive to create one. The career agency sales force allows the Company to establish closer relationships with customers than is typical of insurers using third party brokers, thereby enhancing the Company's ability to evaluate and respond to customer needs and underwriting risks.

     In early 1998, in order to increase the productivity and size of its career agency sales force, the Company adopted a plan to "tier" its agents and agencies and to provide focused marketing, recruiting and training support tailored to meet the particular needs of each "tier". By restructuring its agencies into tiers, the Company is able to segment its career agency sales force into groups according to experience and productivity levels and to assign agency managers to tiers based on their skill sets and the particular needs and goals of such tiers. In January of 1998, the Company revised its compensation structure to provide a salary plus incentive compensation system for all of its agency managers and sales managers designed to more closely align the interests of the managers with those of the Company. The Company believes that these actions will improve the recruitment, retention and productivity of the Company's career agency sales force.

SEEKING OPPORTUNITIES THROUGH SELECTIVE MERGERS, ACQUISITIONS AND STRATEGIC ALLIANCES

     Management believes that making selective acquisitions and engaging in selective joint ventures in the Company's core businesses could more fully utilize the Company's career agency sales force and administrative capacity to obtain improved economies of scale and a lower overall cost structure.

                                   BACKGROUND

     In response to higher interest rates in the 1980s, the Company invested significant funds in higher yielding but higher risk assets in order to be competitive with regard to crediting rates on its insurance products. However, declines in the market values of these assets led to the deterioration of the Company's financial strength and, along with the concurrent and highly publicized failures of several financial institutions, resulted in ratings downgrades. The Company's current management team was assembled in 1989 and MONY adopted a new strategy designed to strengthen its financial position. Under this strategy, the Company focused on: (i) its core businesses of individual protection products, annuities, mutual funds and investment securities and (ii) its key markets of small business owners and higher income individuals, particularly family builders and pre-retirees. Significant specific actions taken by the Company's current management team since 1989 have included:

     - Repositioning the Company's product mix and upgrading the Company's sales force

          - Focusing on building its accumulation business, including variable annuities

          - Improving the quality of its career agency sales force and increasing the number of MDRT qualifiers

          - Reinsuring its group life and health insurance business during 1989-1990 and ceasing to write any new group life and health insurance business

          - Transferring a significant portion of its guaranteed investment contract ("GIC") business to a third party reinsurer in 1991 and ceasing the production of any new GIC business

          - Transferring a substantial portion of its group pension business and operations in 1993 (see "Business -- The Group Pension Transaction") and ceasing the production of any new group pension business

          - Transferring all of its disability income insurance business to a third party reinsurer under an indemnity reinsurance contract in 1997 and ceasing to write new disability insurance business (the "DI Transaction")

     - Disposing of the Company's non-core businesses

          - Disposing of North American Mortgage Company, its mortgage banking subsidiary, in 1989

          - Disposing of Financial Services Corporation, its wholesale securities brokerage subsidiary, in 1989

          - Disposing of Unified Management Corporation, its mutual fund, transfer agent and clearing broker dealer subsidiary, in 1989

          - Disposing of Evaluation Associates, Incorporated, its investment management performance tracking and consulting subsidiary, in 1991

          - Disposing of MONY Reinsurance Corporation, its property and casualty reinsurance subsidiary, in 1991

     - Repositioning the Company's investment portfolio

          - Reducing the Company's exposure to commercial mortgage loans by: (i) discontinuing new commercial mortgage loan investments through 1995, followed by a more selective program involving the investment of new funds in this asset class, (ii) aggressively foreclosing on commercial mortgage loans and selling such loans and (iii) encouraging prepayments, paydowns, and repayments in the commercial mortgage loan portfolio. As a result, the Company's exposure to commercial mortgage loans was reduced from a carrying value at December 31, 1992 of approximately $3,576.5 million, or 27.2% of total invested assets, to $892.1 million at June 30, 1998, or 8.3% of total invested assets

          - Upgrading the management of the Company's equity real estate portfolio to improve the portfolio's cash flow and marketability

          - Implementing and executing a plan for the orderly disposal of a substantial portion of the Company's equity real estate assets, which resulted in aggregate sales proceeds of $1,620.4 million from January 1, 1995 through June 30, 1998. As a result, the Company's exposure to real estate was reduced from a carrying value at December 31, 1992 of approximately $1,828.5 million, or 13.9% of total invested assets, to $791.6 million at June 30, 1998, or 7.4% of total invested assets

          - Reducing the Company's exposure to below investment grade securities by selectively disposing of such securities and investing substantially all new funds in investment grade fixed maturity securities. As a result, the Company's exposure to below investment grade securities was reduced from a carrying value at December 31, 1992 of approximately $1,023.4 million, or 7.8% of total invested assets, to $369.3 million at June 30, 1998, or 3.4% of total invested assets

     - Taking significant cost reduction actions

          - Reducing the rate of growth of operating expenses by, among other things, (i) reducing the number of employees through early retirement programs and attrition, (ii) disposing of certain businesses and (iii) reducing certain costs incurred in connection with operating the career agency sales force

     - Raising additional statutory capital

          - Issuing $125.0 million aggregate principal amount of 11.25% Surplus Notes (the "11.25% Surplus Notes") in 1994

          - Consummating the Investment on December 30, 1997

     As a result of these actions during this time period, consolidated equity increased from approximately $962.5 million at December 31, 1992 to $1,448.9 million at June 30, 1998.

                              THE DEMUTUALIZATION

     The Holding Company is a Delaware corporation organized for the purpose of becoming the parent holding company of MONY. Pursuant to a Plan of Reorganization, which was adopted by the Board of Trustees of MONY (the "MONY Board") on August 14, 1998 (the "Board Adoption Date") pursuant to Section 7312 of the New York Insurance Law ("Section 7312") and amended by certain clarifying and technical amendments adopted by the MONY Board on September 9, 1998 (such Plan, as amended, the "Plan"), MONY will convert from a mutual life insurance company to a stock life insurance company (such conversion, together with other matters addressed by the Plan, the "Demutualization") and become a wholly owned subsidiary of the Holding Company.

     The following chart sets forth the organization of the Holding Company, MONY and its subsidiaries prior to the Plan Effective Date:

Mony Organizational Chart

     The following chart sets forth the organization of the Holding Company, MONY and their subsidiaries as of and following the Plan Effective Date:

Mony Organizational Chart

     The Plan was approved by MONY's policyholders on November 2, 1998 (of all MONY's policyholders entitled to vote on the Plan 30.2% (252,562) voted and 91.9% (232,146) of these votes were cast in favor of the Plan) and on November 10, 1998 the New York Superintendent of

Insurance (the "New York Superintendent") approved the Plan after a public hearing. As part of the public hearing record, certain written objections to the Plan were submitted to the New York Superintendent. See "Risk Factors -- Risk of Challenge to the New York Superintendent's Order". The principal purpose of the Demutualization is to enable MONY to obtain equity capital through the Holding Company from sources currently unavailable to it as a mutual life insurance company, thereby strengthening MONY's ability to maintain its strong marketplace franchise while maximizing financial flexibility and future growth and providing additional value to its policyholders.

     In connection with the effectiveness of the Plan, the following will occur:
(i) MONY will convert from a mutual life insurance company to a stock life insurance company, which will be named MONY Life Insurance Company, and will become a wholly owned subsidiary of the Holding Company, (ii) all policyholders' membership interests will be extinguished and in exchange therefor policyholders who own a policy that was in force on the Board Adoption Date and which remains in force on the Plan Effective Date (an "Eligible Policyholder") will receive shares of Common Stock or, in certain circumstances, cash or Policy Credits and Eligible Policyholders owning a life or accident and health insurance policy or annuity contract issued by MONY under which there is a right to participate in the divisible surplus of MONY to the extent that dividends are apportioned thereon (a "Participating Policyholder") will receive additional shares of Common Stock or, in certain circumstances, cash or Policy Credits, (iii) a closed block (the "Closed Block") of certain individual MONY participating policies in classes for which MONY had a current payable dividend scale will be created, and assets will be allocated to the Closed Block to support the future payment of benefits and dividends on, and certain expenses and taxes relating to, the policies included therein and (iv) shares of Common Stock will be offered to the public in the Offerings. See "The Demutualization" and "Pro Forma Condensed Consolidated Financial Information" for a general discussion of the Demutualization and a more detailed discussion of the amount and composition of the assets and liabilities included in, and the accounting for, the Closed Block, and the effect of the Closed Block on results of operations of MONY after the Plan Effective Date.

     MONY has received an opinion of a nationally recognized independent tax counsel stating that the Demutualization will not result in any recognized gain to the Holding Company or MONY.

                                 THE INVESTMENT

     On December 30, 1997 (the "First Closing Date"), the Investors, each of whom is an affiliate of Goldman, Sachs & Co. ("Goldman Sachs"), one of the representatives (the "representatives") of the U.S. Underwriters, bought 9.50% Surplus Notes due December 30, 2012 (the "MONY Notes") in an aggregate principal amount of $115.0 million from MONY for a purchase price of $115.0 million and warrants to purchase from the Holding Company in the aggregate 7.0% of the fully diluted Common Stock (after giving effect to the Offerings) at the Demutualization Date (as hereinafter defined) (collectively, the "Warrants") for a purchase price of $10.0 million. The price payable for each share of the Common Stock issuable upon exercise of Warrants initially is (a) in the event the Offerings occur prior to, on or within five trading days after the Demutualization Date, the initial public offering price of the Common Stock in the Offerings, unless the average of the daily closing prices of the Common Stock for the 40 trading days following the first 20 trading days after the Demutualization Date is greater than 115% of the initial public offering price, in which case such initial exercise price shall be equal to the sum of the initial public offering price plus an amount equal to one half of the excess of such 40-day average over 115% of the initial public offering price or (b) in the event the Offerings do not occur prior to, on or within five trading days after the Demutualization Date, the lesser of (i) the average of the daily closing prices of the Common Stock for the first 20 trading days following Demutualization and (ii) 70% of the book value per share of the Common Stock as of the Demutualization, determined in accordance with GAAP. The Warrants contain standard anti-dilution provisions providing for adjustment to the exercise price in the event of, among other things, a dividend or other distribution of capital stock, evidences of indebtedness or other property, issuances of rights, options or warrants, certain cash dividends and certain tender offers.

     At any time from and after the date the Plan becomes effective pursuant to
Section 7312 or, if later, the first date following such effectiveness on which shares of Common Stock are first distributed to Company policyholders (the "Demutualization Date"), the Investors may elect to exchange the MONY Notes then held by them for the Holding Company Subordinated Notes. If such exchange occurs, the Holding Company will hold one or more surplus notes in an aggregate principal amount equal to the principal amount of the Holding Company Subordinated Notes (the "Intercompany Surplus Notes").

     In addition to the MONY Notes and the Warrants, the Investors have agreed, on the Company's request made within 90 days after the Demutualization Date and subject to certain conditions precedent, to purchase an aggregate of one million shares of Convertible Preferred Stock of the Holding Company, liquidation value $100 per share, for a total purchase price of $100.0 million (the "Convertible Preferred Stock"). The Convertible Preferred Stock is convertible into shares of Common Stock at an initial conversion price equal to the initial exercise price of the Warrants, with such conversion price subject to the same anti-dilution adjustments as the exercise price of the Warrants. The conversion price of the Convertible Preferred Stock is further subject to a one-time adjustment on the third anniversary of original issuance to an amount equal to 70% of the GAAP book value per share of Common Stock if the conversion price at that time is greater than 70% of such book value per share. If the offering of Common Stock being made hereby is consummated, management will not require the purchase of the Convertible Preferred Stock.

                                  RISK FACTORS

     Potential investors should carefully consider the factors described in "Risk Factors" as well as the other information contained in this Prospectus before purchasing the shares of Common Stock offered hereby. Such "Risk Factors" include:

            (i) the risk that the Holding Company's ability to meet its cash requirements and pay dividends on the Common Stock depends upon the receipt of dividends and other payments from MONY and that the ability to pay such dividends may be limited by applicable law,
           (ii) the decline and expiration of certain payments and income to MONY related to the Group Pension Transaction (as defined below),
          (iii) the risk of losses on real estate and commercial mortgage loans,
           (iv)  other risks relating to the Company's investment portfolio,
            (v) the risk that interest rate changes could make certain of the Company's products less profitable to the Company or less attractive to customers,
           (vi)  the risk of challenge to the New York Superintendent's
                 Order,
          (vii)  risks with respect to certain sales practice litigation,
         (viii) the risk of increased surrenders of certain annuities as the surrender charges with respect to such annuities expire,
           (ix)  risks with respect to the Closed Block,
            (x)  risks associated with certain economic and market factors,
           (xi)  the risk of variations in claims experience,
          (xii)  risks related to certain insurance regulatory matters,
         (xiii)  risks of competition,
          (xiv) risks with respect to claims-paying ability ratings and financial strength ratings,
           (xv)  risks with respect to Year 2000 computer programming issues,
          (xvi) risks of potential adoption of new Federal income tax legislation and the effect of such adoption on certain of the Company's life and annuity products,


         (xvii) the risk that anti-takeover statutes and provisions in certain of the Company's agreements and corporate governance documents may delay, defer or prevent an acquisition of the Company that a stockholder might consider to be in the Company's best interest,
        (xviii) the risk of dilution to stockholders of the Company if the Investors exercise the Warrants or purchase the Convertible
                 Preferred Stock,
          (xix)  risks with respect to shares eligible for future sale and
           (xx)  the lack of a prior public market for the Common Stock.

                            ------------------------

     The Company's executive offices are located at 1740 Broadway, New York, New York 10019 and its telephone number is (212) 708-2000.

                                 THE OFFERINGS

     The offering of 9,500,000 shares of Common Stock initially being offered in the United States (the "U.S. Offering") and the offering of 1,750,000 shares of Common Stock initially being offered in a concurrent international offering outside the United States (the "International Offering") are collectively referred to as the "Offerings". The closing of each Offering is conditioned upon the closing of the other Offering.

Common Stock offered(1):

  U.S. Offering...............    9,500,000 shares

  International Offering......   1,750,000 shares

                          ------------------------------------------------------

  Total.......................  11,250,000 shares

                          ------------------------------------------------------

                          ------------------------------------------------------

Common Stock to be distributed
to Eligible
  Policyholders(2)............   34,100,000 shares

Common Stock to be outstanding
  after the
  Offerings(1)(2)(3)..........   45,350,000 shares

Use of proceeds...............   The $245.3 million net proceeds of the
                                 Offerings will be: (i) first, contributed to MONY in the amount of $100 million to be used for general operations of MONY or, in the absence of sufficient net proceeds in excess of $100 million, to provide for the amounts required for any of the purposes stated in clauses (ii), (iii) or (iv) hereof; (ii) then, contributed to MONY in an amount sufficient to enable MONY to fund all of the Policy Credits required to be credited to Eligible
                                 Policyholders pursuant to the Plan; (iii) then, retained by the Holding Company in an amount sufficient to enable the Holding Company to pay all of the cash to Eligible Policyholders who are to receive cash as described in the Plan
                                 (other than pursuant to an expression of a preference to receive cash); (iv) then, contributed to MONY in an amount sufficient to enable MONY to satisfy the undertaking of MONY to pay the expenses of the Demutualization as required by the New York Insurance Law; (v) then, retained by the Holding Company in an amount not to exceed $10 million to provide working capital for the Holding Company; (vi) then, retained by the Holding Company in an amount not to exceed $30 million to pay dividends on the stock of the Holding Company;
                                 (vii) then, retained by the Holding Company in an amount not to exceed 25% of the proceeds of the Offerings (net of underwriting commissions and expenses related thereto) to pay cash to Eligible Policyholders who are to receive cash pursuant to an expression of a preference to receive cash; and (viii) then, to the extent that such net proceeds exceed the aggregate of the amounts identified in clauses (i), (ii),
                                 (iii), (iv), (v), (vi) and (vii), and, to the extent that the amount retained by the Holding
                                 Company pursuant to each of clauses (iii), (vi) and (vii) is not used for the purpose stated in each such clause, promptly contributed to MONY to be used for general operations of MONY.

New York Stock Exchange
listing.......................   The Common Stock has been approved for listing,
                                 subject to notice of issuance, on the New York
                                 Stock Exchange ("NYSE") under the symbol "MNY".
---------------
(1) Exclusive of up to 1,425,000 shares and up to 262,500 shares that may be purchased pursuant to the over-allotment options granted to the U.S. Underwriters and the International Underwriters, respectively. See "Underwriting".

(2) Estimated as of June 30, 1998. See "Pro Forma Condensed Consolidated Financial Information".

(3) Does not include shares of Common Stock issuable upon exercise of the Warrants and conversion of the Convertible Preferred Stock, if issued. See "The Demutualization", "Pro Forma Condensed Consolidated Financial Information", "Beneficial Ownership of Common Stock" and "Description of Capital Stock".

                         SUMMARY FINANCIAL INFORMATION

     The following table sets forth summary historical consolidated financial information for the Company. The summary consolidated financial information for each of the years in the three-year period ended December 31, 1997 and at December 31, 1997 and 1996 has been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere herein. The consolidated financial information at December 31, 1995, 1994 and 1993 and for the years ended December 31, 1994 and 1993 has been derived from unaudited consolidated financial information not included elsewhere herein which, in the opinion of management, presents fairly such consolidated financial information in conformity with GAAP. The summary consolidated financial information for the six-month periods ended June 30, 1998 and 1997, and at June 30, 1998, has been derived from unaudited interim condensed consolidated financial statements included herein. The summary consolidated financial information at June 30, 1997 has been derived from unaudited interim condensed consolidated financial statements not included elsewhere herein. In the opinion of the Company's management, all unaudited interim condensed consolidated financial information presented in the table below reflects all adjustments (consisting of normal, recurring accruals) necessary for a fair statement of the Company's consolidated financial position and results of operations for such periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year. This summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company's consolidated financial statements and the notes thereto and the other financial information included elsewhere in this Prospectus.

                                AS OF AND FOR THE SIX
                                MONTHS ENDED JUNE 30,            AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                               -----------------------   ---------------------------------------------------------
                                  1998         1997        1997        1996        1995        1994        1993
                               ----------   ----------   ---------   ---------   ---------   ---------   ---------
                                                                 ($ IN MILLIONS)
INCOME STATEMENT DATA:(1)
REVENUES:
  Premiums...................  $    353.8   $    411.9   $   838.6   $   859.8   $   875.9   $   890.6   $   919.6
  Universal life and
    investment-type product
    policy fees..............        74.3         54.4       127.3       100.9        80.8        69.8        75.1
  Net investment income......       357.7        359.6       733.0       751.6       728.8       666.9       953.7
  Net realized gains (losses)
    on investments(2)........       157.6         42.6        72.1        75.9        16.2        (8.8)       18.2
  Group Pension Profits(3)...        22.7         28.2        60.0        59.5        61.7        90.4         0.0
  Other income...............        78.4         58.8       145.4       117.3        96.2       107.6        72.4
                               ----------   ----------   ---------   ---------   ---------   ---------   ---------
        Total revenues.......     1,044.5        955.5     1,976.4     1,965.0     1,859.6     1,816.5     2,039.0
BENEFITS AND EXPENSES:
  Benefits to
    policyholders............       379.7        423.9       840.1       872.2       883.6       866.5       895.4
  Interest credited to
    policyholders' account
    balances.................        61.2         70.8       139.4       156.1       175.3       180.0       388.0
  Amortization of deferred
    policy acquisition
    costs....................        70.8         68.4       181.2       158.2       132.6       138.9       110.9
  Dividends to
    policyholders............       108.4        117.8       224.3       231.4       222.5       211.1       221.1
  Other operating costs and
    expenses.................       224.5        196.1       403.7       446.6(4)     383.8      355.0       378.0
                               ----------   ----------   ---------   ---------   ---------   ---------   ---------
        Total benefits and
          expenses...........       844.6        877.0     1,788.7     1,864.5     1,797.8     1,751.5     1,993.4
Income before income taxes
  and extraordinary item.....       199.9         78.5       187.7       100.5        61.8        65.0        45.6
Income tax expense(5)........        71.8         32.0        57.3        44.0        21.4        42.9        13.2
                               ----------   ----------   ---------   ---------   ---------   ---------   ---------
Income before extraordinary
  item.......................       128.1         46.5       130.4        56.5        40.4        22.1        32.4

                                AS OF AND FOR THE SIX
                                MONTHS ENDED JUNE 30,            AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                               -----------------------   ---------------------------------------------------------
                                  1998         1997        1997        1996        1995        1994        1993
                               ----------   ----------   ---------   ---------   ---------   ---------   ---------
                                                                 ($ IN MILLIONS)
Extraordinary item --
  demutualization expenses,
  net........................         9.7          2.4        13.3         0.0         0.0         0.0         0.0
                               ----------   ----------   ---------   ---------   ---------   ---------   ---------
Net income...................       118.4         44.1       117.1        56.5        40.4        22.1        32.4
                               ==========   ==========   =========   =========   =========   =========   =========
Other comprehensive income
  (loss), net(6).............         9.9        (17.3)       33.0       (59.9)      191.5      (216.4)      141.6
                               ----------   ----------   ---------   ---------   ---------   ---------   ---------
        Comprehensive income
          (loss), net........  $    128.3   $     26.8   $   150.1   $    (3.4)  $   231.9   $  (194.3)  $   174.0
                               ==========   ==========   =========   =========   =========   =========   =========
BALANCE SHEET DATA:(1)
  GENERAL:
  General account assets.....  $ 12,753.6   $ 12,286.2   $12,493.3   $12,344.2   $12,531.9   $12,310.9   $12,397.1
  Separate account assets....     6,127.5      4,873.0     5,403.1     4,171.7     3,153.5     2,355.8     2,001.4
  Assets transferred in Group
    Pension Transaction......     5,720.5      5,538.5     5,714.9     5,627.6     5,992.8     5,660.1     6,457.3
  Total assets...............    24,601.6     22,697.7    23,611.3    22,143.5    21,678.2    20,326.8    20,855.8
  Short-term debt............          --         41.5         0.0       153.0       157.8         0.7         2.3
  Long-term debt.............       418.9        273.4       423.6       269.7       420.6       504.0       458.5
  Policyholders'
    liabilities..............    10,042.2     10,068.7    10,060.7    10,070.6    10,199.7    10,250.7    10,271.9
  Separate account
    liabilities..............     6,115.5      4,862.1     5,392.4     4,162.1     3,144.2     2,348.4     1,994.9
  Liabilities transferred in
    Group Pension
    Transaction(7)...........     5,682.3      5,518.6     5,638.7     5,544.1     5,855.7     5,608.0     6,386.7
    Total liabilities........    23,152.7     21,500.4    22,290.7    20,973.0    20,504.3    19,384.8    19,719.4
  Equity.....................     1,448.9      1,197.3     1,320.6     1,170.5     1,173.9       942.0     1,136.4
REAL ESTATE AND MORTGAGE
  LOANS:(8)
  Real estate, to be disposed
    of.......................  $    339.1   $    578.6   $   621.2   $   434.8   $   717.4   $   611.3   $     0.0
  Real estate held for
    investment...............       452.5        649.7       495.9     1,070.4     1,179.8     1,527.5     2,024.5
                               ----------   ----------   ---------   ---------   ---------   ---------   ---------
    Subtotal.................       791.6      1,228.3     1,117.1     1,505.2     1,897.2     2,138.8     2,024.5
  Mortgage loans on real
    estate...................     1,478.8      1,550.1     1,430.1     1,582.3     1,771.1     1,916.8     2,298.6
                               ----------   ----------   ---------   ---------   ---------   ---------   ---------
    Total real estate and
      mortgage loans on real
      estate.................  $  2,270.4   $  2,778.4   $ 2,547.2   $ 3,087.5   $ 3,668.3   $ 4,055.6   $ 4,323.1
                               ==========   ==========   =========   =========   =========   =========   =========
STATUTORY DATA:(9)
  Capital and surplus(10)....  $    849.8   $    719.6   $   835.4   $   703.5   $   689.0   $   680.1   $   600.2
  Asset valuation reserve
    ("AVR")..................       332.9        318.5       348.6       317.7       285.3       244.0       238.2
                               ----------   ----------   ---------   ---------   ---------   ---------   ---------
    Capital and surplus plus
      AVR....................  $  1,182.7   $  1,038.1   $ 1,184.0   $ 1,021.2   $   974.3   $   924.1   $   838.4
                               ==========   ==========   =========   =========   =========   =========   =========
  Net income.................  $     13.3   $     43.3   $    88.5   $    62.7   $    58.0   $    87.5   $   118.7
                               ==========   ==========   =========   =========   =========   =========   =========
OTHER DATA:
  Employee count.............       2,324        2,281       2,312       2,078       2,329       2,498       2,811
  Agent count(15)............       2,352        1,835       2,216       2,092       2,094       2,146       2,174
                               ==========   ==========   =========   =========   =========   =========   =========

                                               AS OF AND FOR THE SIX        AS OF AND FOR THE YEAR ENDED
                                               MONTHS ENDED JUNE 30,                DECEMBER 31,
                                               ----------------------    -----------------------------------
                                                 1998         1997         1997         1996         1995
                                               ---------    ---------    ---------    ---------    ---------
                                                                            ($ IN MILLIONS)
SEGMENT DATA:(1)(11)
Protection Products:
  Premiums...................................  $   343.8    $   403.4    $   817.0    $   837.4    $   845.1
  Universal life policy fees.................       41.8         30.3         74.9         63.4         53.9
  Net investment income and net realized
    gains on investments.....................      397.0        304.7        611.9        605.3        501.5
  Group Pension Profits(3)...................       22.7         28.2         60.0         59.5         61.7
  Other income...............................        8.5          9.2         34.9         28.2         23.3
                                               ---------    ---------    ---------    ---------    ---------
    Total revenues...........................  $   813.8    $   775.8    $ 1,598.7    $ 1,593.8    $ 1,485.5
                                               =========    =========    =========    =========    =========
  Income before income taxes.................  $   136.7    $    48.3    $   129.0    $   101.2    $    28.7
                                               =========    =========    =========    =========    =========
  Policyholders' liabilities(12).............  $10,102.9    $10,317.7    $10,105.7    $ 9,996.2    $ 9,936.3
  Separate account liabilities(13)...........    3,967.8      3,455.9      3,720.1      3,393.0      3,500.1
  Assets(14).................................   16,218.3     15,291.9     15,776.5     15,158.5     15,213.2
Accumulation Products:
  Premiums...................................  $     1.8    $     2.8    $     5.0    $     4.2    $     9.8
  Investment-type product fees...............       31.6         23.2         50.9         36.6         24.8
  Net investment income and net realized
    gains on investments.....................       77.8         65.3        131.4        144.0        153.3
  Other income...............................       34.6         23.4         52.1         32.2         26.0
                                               ---------    ---------    ---------    ---------    ---------
    Total revenues...........................  $   145.8    $   114.7    $   239.4    $   217.0    $   213.9
                                               =========    =========    =========    =========    =========
  Income before income taxes.................  $    50.0    $    24.4    $    44.1    $    35.9    $    34.2
                                               =========    =========    =========    =========    =========
  Policyholders' liabilities.................  $ 1,332.2    $ 1,493.0    $ 1,416.1    $ 1,601.7    $ 1,797.2
  Separate account liabilities...............    4,598.1      3,469.8      4,002.6      2,851.4      1,928.1
  Assets.....................................    6,285.8      5,266.4      5,757.9      4,747.2      3,981.7
Other Products:
  Premiums...................................  $     8.2    $     5.8    $    16.6    $    18.2    $    21.0
  Investment-type product fees...............        0.9          0.9          1.5          0.9          2.1
  Net investment income and net realized
    gains on investments.....................       38.9         30.9         59.9         74.6         85.4
  Other income...............................       32.4         23.5         53.1         52.2         42.0
                                               ---------    ---------    ---------    ---------    ---------
    Total revenues...........................  $    80.4    $    61.1    $   131.1    $   145.9    $   150.5
                                               =========    =========    =========    =========    =========
  Income before income taxes.................  $    13.4    $     5.8    $    18.3    $     8.1    $     8.9
                                               =========    =========    =========    =========    =========
  Policyholders' liabilities.................  $   480.0    $   321.9    $   513.4    $   542.4    $   694.8
  Separate account liabilities...............      565.1        630.3        547.7        625.6        613.3
  Assets.....................................    1,209.8      1,327.1      1,234.2      1,417.1      1,713.3

---------------
 (1) Prior to 1996, the Company, as a mutual life insurance company, prepared its financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department (the "New York Insurance Department"), which accounting practices were considered to be GAAP for mutual life insurance companies. As of January 1, 1996, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises, and Statement of Financial Accounting Standards ("SFAS") No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long Duration Participating Policies. Interpretation No. 40 and SFAS No. 120 require mutual life insurance companies to adopt all applicable authoritative GAAP pronouncements in their general purpose financial statements. See Note 5 to the Consolidated Financial State-ments. Accordingly, the financial information presented in the Summary Financial Information for periods prior to 1996 has been derived from financial information of the Company which has been retroactively restated to reflect the adoption of all applicable authoritative GAAP pronouncements. All such applicable pronouncements were adopted as of the effective date originally specified in each such pronouncement. However, if the effective date of a pronouncement was subsequent to the earliest financial information presented herein, the Company applied the accounting alternative available during such prior periods which was most consistent with the subsequent pronouncement. The following sets forth the significant accounting pronouncements with effective dates subsequent to the earliest financial information presented herein, the effective dates of their adoption by the Company and, if applicable, a description of the accounting followed by the Company for periods presented herein prior to the effective date of such pronouncements.

   - SFAS No. 114, Accounting by Creditors for Impairment of a Loan, was adopted on a retroactive basis for the year ended December 31, 1993 and subsequent years. For periods prior to the adoption of SFAS No. 114, the Company established a policy to record impairment losses for troubled loans based on discounted cash flows. The policy was substantially consistent with SFAS No. 114 except that impairment losses were reflected as permanent reductions in the cost basis of such loans. There was no material effect on the Company's financial statements as a result of the adoption of SFAS No. 114.

   - SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, was adopted on a retroactive basis as of December 31, 1993 and subsequent years.

   - SFAS No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises for Certain Long-Duration Participating Contracts, was adopted on a retroactive basis for the year ended December 31, 1992 and subsequent years.

   - SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, was adopted for the year ended December 31, 1994 and subsequent years. For periods prior to the adoption of SFAS No. 121, the Company had no material real estate that it intended to dispose of, and writedowns on impaired real estate were established if the undiscounted cash flows were less than the carrying value. In such cases, the asset was written down to the discounted cash flow amount. Accordingly, there was no material effect on the Company's financial statements as a result of the adoption of SFAS No. 121.

 (2) Includes writedowns for impairment and net changes in valuation allowances on real estate, mortgage loans and investment securities aggregating $5.5 million and $45.2 million for the six-month periods ended June 30, 1998 and 1997, respectively, and $76.0 million, $20.1 million, $54.3 million, $49.3 million and $8.0 million for the years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively.

 (3) The Group Pension Transaction occurred on December 31, 1993. See "Business -- The Group Pension Transaction".

 (4) Other operating costs and expenses for the year ended December 31, 1996 include: (i) approximately $27.6 million relating to settlements of, and reserves for, various legal disputes including lawsuits against the Company alleging market conduct improprieties (see Note 19 to the Consolidated Financial Statements), (ii) $5.1 million of legal expenses relating to the aforementioned legal disputes and lawsuits and (iii) approximately $14.0 million relating to special termination benefits paid to certain employees under an early retirement program offered by the Company in April of 1996 (see Note 8 to the Consolidated Financial Statements).

 (5) As a mutual life insurance company, the Company is subject to the add-on (surplus) tax imposed on mutual life insurance companies under Section 809 of the Internal Revenue Code of 1986 (the "Code"). Section 809 requires (and the surplus tax results from) the disallow-ance of a portion of a mutual life insurance company's policyholder dividends as a deduction from taxable income. The income tax expense (benefit) amounts include $1.9 million, $4.4 million, $(5.8) million, $12.8 million, $0.0 million, $23.0 million and $0.3 million of surplus tax for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively. See "Pro Forma Condensed Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

 (6) During 1997, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. All periods presented herein reflect the adoption of SFAS No.
     130. For all periods presented, other comprehensive income consists only of the change in unrealized gains and losses on the Company's fixed maturity and equity securities and is presented net of the effect of such unrealized gains (losses) attributable to deferred acquisition costs and deferred Federal income taxes. See Note 12 to the Consolidated Financial Statements.

 (7) Includes liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $167.2 million, $191.6 million, $173.9 million, $204.4 million, $276.9 million, $1,090.9 million and $6,360.1 million as of June 30, 1998 and 1997 and December 31, 1997, 1996, 1995, 1994 and 1993, respectively (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

 (8) Amounts presented do not include real estate and mortgage loan assets transferred to AEGON (as defined below) in the Group Pension Transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

 (9) Statutory data have been derived from the Annual and Quarterly Statements of MONY and MLOA, as filed with insurance regulatory authorities.

(10) In accordance with accounting practices prescribed or permitted by the New York Insurance Department statutory capital and surplus includes $187.3 million, $72.3 million, $187.3 million, $72.3 million, $72.3 million and $72.3 million relating to the Company's outstanding surplus notes at June 30, 1998 and 1997 and December 31, 1997, 1996, 1995 and 1994, respectively.
     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 17 to the Consolidated Financial Statements.

(11) During 1997, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in their annual and interim financial statements. The segment data presented herein reflect the adoption of SFAS No. 131 on a retroactive basis beginning with the year ended December 31, 1995. Excluded from the Company's operating segments are revenues, expenses, assets and liabilities relating to contracts issued by the Company with respect to its employee benefit plans, as well as any nonrecurring or unusual items. Such amounts constitute reconciling items in accordance with SFAS No. 131. Accordingly, see Note 6 to the Consolidated Financial Statements for a reconciliation of amounts reported for the Company's operating segments to such amounts reported in the Company's consolidated financial statements.

(12) Includes policyholder liabilities transferred in the Group Pension Transaction of $1,890.9 million, $2,086.3 million, $1,991.0 million, $2,158.1 million, and $2,315.1 million as of June 30, 1998 and 1997, and December 31, 1997, 1996, and 1995, respectively (see "Management's

     Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

(13) Includes separate account liabilities transferred in the Group Pension Transaction of $3,761.2 million, $3,397.2 million, $3,614.0 million, $3,358.3 million, and $3,495.4 million as of June 30, 1998 and 1997, and December 31, 1997, 1996 and 1995, respectively (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

(14) Includes assets transferred in the Group Pension Transaction of $5,720.5 million, $5,538.5 million, $5,714.9 million, $5,627.6 million, and $5,992.8 million as of June 30, 1998 and 1997, and December 31, 1997, 1996 and 1995, respectively (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

(15) Includes international agents of 134, 75, 96, 75, 53, 30 and 27 as of June 30, 1998 and 1997 and December 31, 1997, 1996, 1995, 1994 and 1993,
     respectively.

     For certain unaudited summary information with respect to the Company's results of operations for the three- and nine-month periods ended September 30, 1998 and 1997, and balance sheet data as of September 30, 1998, see "Recent Developments".

                             SUMMARY PRO FORMA DATA

     The summary pro forma data presented below are derived from the pro forma consolidated financial information and notes thereto included herein. The pro forma data give effect to the Demutualization and the Offerings (collectively, the "Transaction") and the establishment of the Closed Block as if the Transaction and the establishment of the Closed Block had occurred as of June 30, 1998 for purposes of the pro forma consolidated balance sheet data and January 1, 1997 for purposes of the pro forma consolidated income statement data. Such pro forma consolidated financial information has been prepared based on the Plan and certain assumptions described under "Pro Forma Condensed Consolidated Financial Information". The pro forma data presented below assume, among other things, that (i) the Closed Block liabilities exceed the Closed Block assets by $1,152.8 million, (ii) 11,250,000 shares of Common Stock are issued in the Offerings at the initial public offering price of $23.50 per share, (iii) a total of 35.7 million shares of Common Stock are allocated to policyholders under the Plan, (iv) 1.6 million shares of Common Stock are allocated but not issued to policyholders who, under the Plan, receive payments in the form of cash or Policy Credits rather than in shares of Common Stock at a per share price equal to the initial public offering price of $23.50 per share,
(v) the Warrants are not exercised, (vi) a Federal income tax rate of 35% is used to show the income tax effects of the pro forma adjustments, (vii) the Underwriters' over-allotment options are not exercised and (viii) the Convertible Preferred Stock is not issued. The pro forma data does not purport to represent what the Company's consolidated financial position or consolidated results of operations would actually have been if the Transaction and the establishment of the Closed Block had in fact occurred on such dates or to project the Company's results of operations or financial position for any future period. The pro forma data set forth below should be read in conjunction with the information set forth under, or referred to in, "Pro Forma Condensed Consolidated Financial Information".

                                                              ($ IN MILLIONS,
                                                              EXCEPT PER SHARE
                                                                  AMOUNTS)
                                                              ----------------
As of and for the six months ended June 30, 1998:
  Pro forma income before extraordinary item(1)(A)..........      $  130.0
  Pro forma basic and diluted income before extraordinary
     item per share.........................................      $   2.87
  Pro forma equity(2).......................................      $1,642.0
  Pro forma book value per share............................      $  36.21
For the year ended December 31, 1997:
  Pro forma income before extraordinary item(1).............      $  123.3
  Pro forma basic and diluted income before extraordinary
     item per share.........................................      $   2.72

                                                            NUMBER OF
                                                             SHARES         PERCENTAGE OWNERSHIP
                                                         ---------------    --------------------
                                                          (IN MILLIONS)
Share Data:
Shares allocated to Eligible Policyholders.............       35.7
Less: estimated shares allocated to Eligible
  Policyholders who receive cash or Policy Credits.....        1.6
                                                              ----
Shares distributed to Eligible Policyholders...........       34.1                  75.2%
Shares issued in the Offerings.........................       11.3                  24.8
                                                              ----                 -----
          Total outstanding shares of Common Stock.....       45.4                 100.0%
                                                              ====                 =====

---------------
(1) Includes the following:

        (A) Elimination of the mutual company add-on (surplus) tax for the six months ended June 30, 1998 and the year ended December 31, 1997, which is applicable only to mutual life insurance companies. The add-on (surplus) tax will not be applicable after MONY converts, in the Demutualization, to a stock life insurance company.

        (B) Adjustment to reflect interest expense on the MONY Notes as if the MONY Notes were issued, outstanding and accruing interest since January 1, 1997.

        (C) Income tax effects of the pro forma adjustment to reflect interest expense on the MONY Notes as if the MONY Notes were issued, outstanding and accruing interest since January 1, 1997.

(2) Assumes net proceeds from the Offerings of $245.3 million and the payment of $20.2 million to certain policyholders who would receive cash in lieu of Common Stock pursuant to the Plan, $17.0 million to fund Policy Credits provided to certain Eligible Policyholders and estimated additional nonrecurring after-tax expenses of $15.0 million related to the Demutualization.

                                  RISK FACTORS

     Prospective purchasers of the Common Stock should consider carefully the factors set forth below as well as the other information contained in this Prospectus.

HOLDING COMPANY STRUCTURE; RESTRICTIONS ON DIVIDENDS

     Following the Plan Effective Date, the Holding Company will be a holding company which will conduct no operating activities and whose sole assets will be a portion of the net proceeds of the Offerings, the purchase price received for the Warrants and all of the outstanding capital stock of MONY. As a holding company, its ability to meet its cash requirements (including interest on the Holding Company Subordinated Notes, if issued) and pay dividends on the Common Stock depends upon the receipt of dividends and other payments from MONY. The payment of dividends by MONY to the Holding Company is regulated under state insurance law. Under the New York Insurance Law, MONY will be permitted to pay shareholder dividends to the Holding Company only if it files notice of its intention to declare such a dividend and the amount thereof with the New York Superintendent and the New York Superintendent does not disapprove the distribution. Under the New York Insurance Law, the New York Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. The New York Insurance Department has established informal guidelines for the New York Superintendent's determinations that focus on, among other things, overall financial condition and profitability under statutory accounting practices. Management believes these guidelines may limit the ability of MONY to pay dividends to the Holding Company. There can be no assurance that MONY will have statutory earnings to support the payment of dividends to the Holding Company in an amount sufficient to fund its cash requirements and interest and pay cash dividends. In addition, the Arizona insurance laws contain similar restrictions on the ability of MLOA to pay dividends to MONY. There can be no assurance that the Arizona insurance laws will in the future permit the payment of dividends by MLOA to MONY in an amount sufficient to support the ability of MONY to pay dividends to the Holding Company. Also, no dividend can be paid on the Common Stock unless all dividends on any preferred stock to be issued in the future have been duly paid or provided for. MONY's inability to pay dividends to the Holding Company in the future in an amount sufficient for the Holding Company to pay dividends to its stockholders would have a material adverse effect on the Holding Company and the market value of the Common Stock. See "Dividends", "Use of Proceeds", "Business -- Regulation -- Shareholder Dividend Restrictions", "Certain Provisions of the Investment" and "Description of Capital Stock".

     In addition, the amount of earnings on MONY's participating policies that may inure to the benefit of the Holding Company and its stockholders is subject to limitations under the Plan and the New York Insurance Law. The aggregate after-tax amount the participating policies included in the Closed Block may contribute to MONY's statutory operating results over the period the Closed Block remains in effect is limited to the excess of Closed Block liabilities over Closed Block assets (excluding participating policies outside the Closed Block) at the Plan Effective Date determined on the basis of statutory accounting practices. With respect to participating policies issued after the Plan Effective Date, MONY will be subject to statutory restrictions that limit the amount of statutory profits on these policies (measured before dividends to policyholders) that can inure to the benefit of the Holding Company and its stockholders.

     If the Holding Company Subordinated Notes are issued, the Holding Company may also receive payments of principal and interest from MONY on the Intercompany Surplus Notes. The Intercompany Surplus Notes will be in an aggregate principal amount equal to the aggregate principal amount of the Holding Company Subordinated Notes and bear interest at 9.50% per annum, which is payable semiannually. Principal is payable at maturity. Payments of principal and interest on the Intercompany Surplus Notes can only be made with the prior approval of the New York Superintendent "whenever, in his judgment, the financial condition of such insurer warrants". Such payments further may be made only out of surplus funds which are available for such payments under the New

York Insurance Law. There can be no assurance that MONY will obtain the requisite approval for payments with respect to the Intercompany Surplus Notes, or that surplus funds will be available for such payments. If such payments are not made, the Holding Company may not be able to meet its cash requirements, including principal and interest payments on the Holding Company Subordinated Notes, if issued, and dividends on any preferred stock to be issued in the future and the Common Stock. If the Holding Company fails to pay principal or interest on the Holding Company Subordinated Notes, it will be in default thereunder, allowing the holders of the Holding Company Subordinated Notes to exercise all remedies available to them. Any such default would have a material adverse effect on the Company's financial position and results of operations.

     From time to time, the National Association of Insurance Commissioners (the "NAIC") and various state insurance regulators have considered, and may in the future consider, proposals to further restrict dividend payments that may be made by an insurance company without regulatory approval. No assurance can be given that there will not be any further regulatory action restricting the ability of the Company's insurance subsidiaries to pay dividends. Inability to pay dividends to the Holding Company in an amount sufficient to enable the Holding Company to meet its cash requirements (including dividend payments on the Common Stock) could be materially adverse to holders of Common Stock.

DECLINE AND EXPIRATION OF PAYMENTS AND INCOME RELATED TO THE GROUP PENSION TRANSACTION

     On December 31, 1993 (the "Group Pension Transaction Date"), the Company entered into an agreement (the "AEGON Agreement") with AEGON USA, Inc. ("AEGON") under which the Company transferred a substantial portion of its group pension business to AEGON's wholly-owned subsidiary, AUSA Life Insurance Company, Inc. ("AUSA"). The transaction (hereafter referred to as the "Group Pension Transaction") was legally structured as a sale. However, for accounting purposes, the Company continues to record the assets and liabilities comprising the transferred business, as well as the related profits therefrom, in its financial statements because, pursuant to the terms of the AEGON Agreement, the Company retained substantially all the risks and rewards of the transferred business. See "Business -- The Group Pension Transaction", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
Note 11 to the Consolidated Financial Statements.

     In connection with the Group Pension Transaction at December 31, 1993, the Company made a $200.0 million capital investment in AEGON by purchasing $150.0 million face amount of "Series A Notes" and $50.0 million face amount of "Series B Notes" (hereinafter referred to as the "AEGON Notes"). The Series A Notes pay interest at 6.44% per annum and the Series B Notes pay interest at 6.24% per annum. Both the Series A and Series B Notes mature on December 31, 2002.

     Pursuant to the AEGON Agreement, MONY receives from AUSA (i) payments on an annual basis through December 31, 2002 (the "Group Pension Payments") equal to all of the earnings, as defined in the AEGON Agreement, from the existing deposits on contracts in force and transferred to AEGON on the Group Pension Transaction Date (the "Existing Deposits"), (ii) a final payment (the "Final Value Payment") at December 31, 2002 based on the remaining fair value of the Existing Deposits and (iii) a contingent payment (the "New Business Growth Payment") at December 31, 2002 based on new business growth subsequent to the Group Pension Transaction Date. However, the level of new business growth necessary for MONY to receive the New Business Growth Payment make it unlikely that MONY will ever receive any such payment.

     With respect to the Group Pension Payments, the annual results from the Existing Deposits are measured on a basis in accordance with the AEGON Agreement (such basis hereafter referred to as the "Earnings Formula"), which is substantially the same as GAAP, except that: (i) asset impairments on fixed maturity securities are only recognized when such securities are designated with an NAIC rating of "6" and (ii) no impairment losses are recognized on mortgage loans until such loans are disposed of or at the time, and in the calculation, of the Final Value Payment.

     Earnings which emerge from the Existing Deposits pursuant to the application of the Earnings Formula are recorded in the Company's financial statements only after adjustments (primarily to recognize asset impairments in accordance with SFAS Nos. 114 and 115) to reflect such earnings on a basis in accordance with GAAP (such earnings hereafter referred to as the "Group Pension Profits"). Losses which arise from the application of the Earnings Formula for any annual period will be reflected in the Company's results of operations (after adjustments to reflect such losses in accordance with GAAP) only up to the amount for which the Company is at risk (as described below), which at any time is equal to the then outstanding principal amount of the Series A Notes.

     Operating losses reported in any annual period pursuant to the Earnings Formula are carried forward to reduce any earnings in subsequent years reported pursuant to the Earnings Formula. Any resultant deficit remaining at December 31, 2002 will be deducted from the Final Value Payment and New Business Growth Payment, if any, due to the Company. If a deficit still remains, it will be applied as an offset against the principal payment due to the Company upon maturity of the Series A Notes. The Series A Notes have been allocated to the Closed Block.

     The Group Pension Profits have represented a significant portion of the Company's net income. For the six-month periods ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, AUSA reported earnings to the Company pursuant to the application of the Earnings Formula of $23.5 million, $24.3 million, $55.7 million, $66.7 million and $70.2 million, respectively, and the Company recorded Group Pension Profits of $22.7 million, $28.2 million, $60.0 million, $59.5 million and $61.7 million, respectively. The Group Pension Profits represented 11.4%, 35.7%, 32.0%, 59.2% and 99.8% of income before income taxes and extraordinary item for such periods, respectively. In addition, management expects that Group Pension Profits will decline in each succeeding annual period consistent with the continuing run-off of the underlying business until they terminate as of December 31, 2002. Accordingly, the Company's financial position and results of operations could be adversely affected unless management takes actions which will increase its revenue and net income in each succeeding year and, particularly, subsequent to December 31, 2002, to replace the Group Pension Profits.

     Any future losses reported on commercial mortgage loans, real estate and fixed maturity securities which were transferred to AUSA in connection with the Group Pension Transaction will adversely affect Group Pension Profits reported in the future and may have a material adverse effect on the financial condition and results of operations reported by the Company in the future. Such assets are subject to substantial risks, including those described in "-- Risk of Further Losses on Real Estate; Risk with Respect to Commercial Mortgage Loans" and
"-- Other Investment Portfolio Risks; Fluctuation of Results; Writedowns".

     See "Business -- The Group Pension Transaction", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements.

RISK OF FURTHER LOSSES ON REAL ESTATE; RISK WITH RESPECT TO COMMERCIAL MORTGAGE LOANS

  REAL ESTATE

     At June 30, 1998 and December 31, 1997, 7.4% ($791.6 million) and 10.6%
($1,117.1 million), respectively, of the Company's total invested assets consisted of real estate. (Amounts in this section do not include invested assets transferred in the Group Pension Transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
Note 11 to the Consolidated Financial Statements).

     The carrying value of real estate classified as held for investment is generally adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such impairment writedowns are recorded as realized investment losses and, accordingly, are reflected in the Company's results of operations. For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, such impairment writedowns aggregated $0.0 million, $0.0 million, $3.8 million and $0.0 million, respectively. At June 30, 1998 and December 31, 1997, 1996 and 1995, the carrying value of real estate held for investment was $452.5 million, $495.9 million, $1,070.4 million and $1,179.8 million, or 4.2%, 4.7%, 10.2% and
11.0% of invested assets at such dates, respectively. The aforementioned carrying values are net of cumulative impairments (including impairment writedowns recorded upon foreclosures of mortgage loans on real estate) of $55.8 million, $61.7 million, $206.1 million and $246.4 million, respectively, relating to management's best estimate of impairment losses at such dates. However, there can be no assurance that additional provisions for impairment writedowns with respect to real estate held for investment will not need to be made. Any such writedowns may have a material adverse effect on the Company's financial position and results of operations.

     In accordance with its ongoing strategy to strengthen the Company's financial position, management expects to continue to selectively sell real estate. Once management identifies a real estate property to be sold and commences a plan for marketing the property, the property is classified as to be disposed of and a valuation allowance is established and periodically revised, if necessary, to adjust the carrying value of the property to reflect the lower of its current carrying value or the fair value, less associated selling costs. Increases in such valuation allowances are recorded as realized investment losses and, accordingly, are reflected in the Company's results of operations. Real estate classified as to be disposed of may also be net of impairment adjustments recorded prior to the time such real estate was designated for sale or at the time of foreclosure if acquired in satisfaction of debt. At June 30, 1998 and December 31, 1997, 1996 and 1995, the carrying value of real estate to be disposed of was $339.1 million, $621.2 million, $434.8 million and $717.4 million, or 3.2%, 5.9%, 4.2% and 6.7% of invested assets at such dates, respectively. The aforementioned carrying values are net of valuation allowances of $45.2 million, $82.7 million, $46.0 million and $49.1 million, respectively. In addition, the carrying value of real estate to be disposed of at such date is net of $113.9 million, $182.3 million, $120.1 million and $136.7 million of impairment adjustments, respectively. For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, such increases in valuation allowances aggregated $1.4 million, $63.8 million, $16.8 million and $39.5 million, respectively. Because carrying values are adjusted to reflect such valuation allowances, management expects the net proceeds from sales of real estate will not be materially different from the carrying value of such real estate on a GAAP basis. However, there can be no assurance that increases in valuation allowances will not be required in the future or that future sales of real estate will not be made at amounts below recorded GAAP carrying value which may have a material adverse effect on the Company's financial position and results of operations.

     In addition, as a result of differences between accounting practices prescribed or permitted by the New York Insurance Department ("SAP") and GAAP, the carrying value of real estate on a SAP basis exceeds the carrying value of such investments on a GAAP basis. (See Note 20 to the Consolidated Financial Statements). Accordingly, management expects to incur losses on a SAP basis as a result of anticipated real estate sales, which losses could materially affect the Company's statutory-basis surplus and net income. The GAAP carrying value of real estate to be disposed of was $339.1 million at June 30, 1998 (or 3.2% of invested assets), which amount is net of impairment adjustments and valuation allowances aggregating approximately $113.9 million and $45.2 million, respectively. There can be no assurance as to whether, when or for what amounts any real estate that is classified to be disposed of will actually be disposed of. For the six-month period ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995 the GAAP carrying value of real estate sold was approximately $317.0 million, $346.3 million, $414.1 million and $273.2 million, respectively. The SAP carrying value of such real estate sold was $428.5 million, $395.0 million, $449.1 million and $299.3 million, respectively.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Real Estate Sales", "Investments -- Equity Real Estate -- Real Estate Sales", "-- Invest-ment Impairments and Valuation Allowances" and Note 20 to the Consolidated Financial Statements.

  COMMERCIAL MORTGAGE LOANS

     At June 30, 1998 and December 31, 1997, 8.3% ($892.1 million) and 8.7%
($914.9 million), respectively, of the Company's total invested assets consisted of commercial mortgage loans. (Amounts in this section do not include invested assets transferred in the Group Pension Transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
Note 11 to the Consolidated Financial Statements). Commercial mortgage loans are stated at their unpaid principal balances, net of valuation allowances for impairment. The Company provides valuation allowances for commercial mortgage loans when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Increases in such valuation allowances are recorded as realized investment losses and, accordingly, are reflected in the Company's results of operations. For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, such increases (decreases) in valuation allowances aggregated $(0.2) million, $0.4 million, $(4.2) million and $3.1 million, respectively. The carrying value of commercial mortgage loans at June 30, 1998 was $892.1 million, which amount is net of $72.3 million, representing management's best estimate of cumulative impairment losses at such date. However, there can be no assurance that additional provisions for impairment writedowns with respect to the Company's commercial mortgage loans will not need to be made. Any such writedowns may have a material adverse effect on the Company's financial position and results of operations.

     The Company reviews its mortgage loan portfolio and analyzes the need for a valuation allowance for any loan which is delinquent for 60 days or more, in process of foreclosure, restructured, on "watchlist", or which currently has a valuation allowance. Loans which are delinquent and loans in process of foreclosure are categorized by the Company as "problem" loans. Loans with valuation allowances, but which are not currently delinquent, and loans which are on watchlist are categorized by the Company as "potential problem" loans. Loans for which the original terms of the mortgages have been modified or for which interest or principal payments have been deferred are categorized by the Company as "restructured" loans. At June 30, 1998, the carrying value of problem, potential problem and restructured loans was $11.9 million, $81.1 million and $218.6 million, respectively, net of valuation allowances of $2.3 million, $15.1 million and $40.2 million, respectively.

OTHER INVESTMENT PORTFOLIO RISKS; FLUCTUATION OF RESULTS; WRITEDOWNS

     The Company's investment portfolio consists primarily of fixed maturity securities, equity securities, limited partnership interests, money market investments, commercial mortgage loans, agricultural mortgage loans and real estate. The fair value of these and the Company's other invested assets fluctuates depending on general economic and market conditions. In addition, the Company is also subject to credit risk relating to the uncertainty associated with the continued ability of debtors to make timely payments pursuant to the contractual terms underlying such investments.

     With respect to the Company's investments in fixed maturity securities and commercial and agricultural mortgage loans, the market value of such investments generally increases or decreases in an inverse relationship with fluctuations in interest rates, and the Company's net investment income increases or decreases in direct relationship with interest rate changes.

     At June 30, 1998 and December 31, 1997, 58.5% ($6,282.4 million) and 56.9%
($5,950.1 million), respectively, of the Company's total invested assets consisted of fixed maturity securities. (Amounts in this section do not include invested assets transferred in the Group Pension Transaction. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
Note 11 to the Consolidated Financial Statements). Fixed maturity securities whose value is deemed other than temporarily impaired are written down to fair value. Such writedowns are recorded as realized investment losses and, accordingly, are reflected in the Company's results of operations and the cost basis of the respective assets are permanently adjusted to reflect such impairment. For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, such writedowns aggregated $2.7 million, $6.1 million, $3.0 million and $2.3 million, respectively. At June 30, 1998, the carrying value of fixed maturity securities was net of $10.0 million of cumulative adjustments to the cost basis from writedowns representing management's best estimate of impairment losses at such date. In addition, the carrying value of fixed maturity securities at June 30, 1998 included approximately $2,938.4 million of private fixed maturities, which have a less liquid market than public fixed maturity securities. There can be no assurance that additional writedowns for impairment with respect to the Company's fixed maturity securities will not need to be made. Any such writedowns may have a material adverse effect on the Company's financial position and results of operations.

     Mortgage backed securities ("MBSs"), including collateralized mortgage obligations ("CMOs") and pass-through securities, represented approximately 10.7% ($673.1 million) of the Company's fixed maturity securities as of June 30, 1998. Such securities are subject to prepayment risks that vary with, among other things, interest rates. During periods of declining interest rates, MBSs generally prepay faster as the underlying mortgages are prepaid and refinanced by the borrowers in order to take advantage of the lower rates. MBSs that have an amortized cost that is greater than par (i.e., purchased at a premium) may incur a reduction in yield or a loss as a result of such prepayments. In addition, during such periods, the Company will generally be unable to reinvest the proceeds of any such prepayment at comparable yields. Conversely, during periods of rising interest rates, prepayments are generally slow. MBSs that have an amortized value that is less than par (i.e., purchased at a discount) may incur a decrease in yield or a loss as a result of slower prepayments.

     At June 30, 1998 and December 31, 1997, the Company had investments in approximately 43 and 36 different limited partnerships which represented 1.6% ($166.9 million) and 1.4% ($146.4 million), respectively, of the Company's total invested assets. Investment results for this portfolio are dependent upon, among other things, general market conditions for initial and secondary offerings of common stock. For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, investment income from investments in limited partnership interests was approximately $18.9 million, $49.0 million, $50.5 million and $42.3 million, respectively, representing 5.3%, 6.7%, 6.7% and 5.8%, respectively, of the net investment income for such periods. For the same time periods, the Company achieved total returns on its investments in limited partnership interests of 35.0%, 37.5%, 51.1% and 33.9%, respectively. There can be no assurance that the recent level of investment returns achieved on limited partnership investments can be sustained in the future, and the failure to do so could have a material adverse effect on the Company's financial position and results of operations.

     The risk of fluctuations in market value of substantially all of the Company's separate account assets is borne by the separate account contract holders. Certain of the Company's policy charges for administering such separate account assets, however, are set as a percentage of market value of such assets. Accordingly, fluctuations in the market value of separate account assets may result in fluctuations in the Company's revenue from policy charges.

     The Company may, from time to time, for business, regulatory or other reasons, elect or be required to sell certain of its general account invested assets at a time when their fair values are less than their carrying values, resulting in realized losses on investments, which would reduce net income. See "Investments".

INTEREST RATE RISK

     The Company's life insurance and fixed annuity business is subject to several inherent risks arising from movements in interest rates. Interest rate changes can cause compression of the Company's net spread between interest earned on investments and interest credited in dividend calculations or on customer deposits, thereby adversely affecting the Company's results of operations. Rapid changes in interest rates may result in, among other things, increased asset calls, mortgage prepayments or policy withdrawals and reinvestment at significantly lower yields, which could adversely affect earnings. Interest rate changes can also produce an unanticipated increase in transfers to separate account (variable) options or withdrawals of the Company's fixed annuity products which may force the Company to sell investment assets at a loss in order to fund such transfers or withdrawals.

     The Company will experience spread compression when it is unable or chooses not to maintain its target margin between investment earnings and its crediting rates. When interest rates rise, the Company may not be able to replace the assets in its investment portfolio with higher yielding assets that will be necessary to fund the higher crediting rates necessary to keep its life insurance and fixed annuities products competitive. As a result, the Company may experience either a decrease in sales and an increase in transfers to separate account (variable) options or withdrawals if it chooses to maintain its spread by not raising its crediting rates, or spread compression if it does increase its crediting rates. Conversely, when interest rates fall, the Company would have to reinvest the cash received from its investments (i.e., interest and payments of principal upon maturity or redemption) in the lower yielding instruments then available. If the Company were unable (e.g., due to guaranteed minimum or fixed crediting rates or limitations on the frequency of crediting rate resets) or chose not to reduce the life insurance dividends or reduce the crediting rates on its fixed annuities products or acquire relatively higher risk investments yielding higher rates of return, spread compression would occur.

     At June 30, 1998, the Company has approximately $6.4 billion in cash values on life insurance policies in which life insurance policyholders have rights to policy loans. For such contracts, the Company has much the same interest rate risks as with surrenders. In addition, policies with below market fixed policy loan interest rates can create further compression of spreads until the dividend interest rate can be adjusted to take into account the change in policy loan utilization.

     An increase in interest rates could make investments in fixed maturity securities, including the Company's fixed rate products, more attractive to potential policyholders, and hence make certain of the Company's variable products, including but not limited to its variable annuities, less attractive.

     If, as a result of interest rate increases, the Company were unable or chose not to raise its crediting rates to keep them competitive, the Company may experience withdrawals. If the Company lacked sufficient liquidity, the Company might have to sell investment securities to fund associated payments. Because the value of such securities would likely have decreased in response to the increase in interest rates, the Company would realize a loss on the sales. Although certain of the Company's products contain market value adjustment features which transfer an approximation of such loss to the customer if the selected time horizon for the fixed return investment is terminated prior to maturity, there can be no assurance that the Company would be fully insulated from realizing any losses on sales of its securities. In addition, regardless of whether the Company realizes an investment loss, the withdrawals would produce a decrease in invested assets, with an adverse effect on future earnings therefrom. Finally, premature withdrawals may also cause the Company to accelerate amortization of deferred policy acquisition costs which would otherwise be amortized over a longer period, thereby adversely affecting the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Because all of the Company's fixed maturities and equity securities are classified as available for sale, changes in the market or fair value of the Company's fixed maturities and equity securities are reflected in the Company's financial statements. Similar treatment is not available for liabilities. If interest rates rise, this will cause GAAP equity and total comprehensive income to be adversely affected. In addition, should such assets be sold for less than their carrying value, comprehensive income may be materially adversely affected.

     The Company attempts to mitigate the negative impact of interest rate changes through asset/liability management, including purchasing non-callable bonds where practical and investing in private placement bonds, mortgage loans and mortgage-backed securities which provide prepayment protection. There can be no assurance that management will be able to manage successfully the negative impact of interest rate changes.

RISK OF CHALLENGE TO THE NEW YORK SUPERINTENDENT'S ORDER

     After a public hearing, the New York Superintendent will determine whether the Plan meets the standards of applicable New York law, including, among other things, whether the Plan is fair and equitable to the policyholders of MONY. The order approving the Plan by the New York Superintendent is not expected to address the fairness of the Plan to purchasers of Common Stock in the Offerings. The public hearing with respect to the Plan was held on October 19, 1998, and the Plan was approved by MONY's policyholders pursuant to a policyholder vote on November 2, 1998 (of all MONY's policyholders entitled to vote on the Plan 30.2% voted and 91.9% of these votes were cast in favor of the Plan). In connection with the public hearing with respect to the Plan, certain written objections to the Plan were submitted to the New York Superintendent, alleging, inter alia, that the Plan was not fair and equitable to MONY's policyholders, and requesting that the New York Superintendent require various modifications to the Plan and delay the Offerings. The Company believes such objections are wholly without merit. The New York Superintendent's order approving the Plan was issued on November 10, 1998.

     Section 7312 provides that any action challenging the validity of or arising out of acts taken or proposed to be taken under the demutualization statute in connection with the Demutualization must be commenced within one year after a copy of the Plan, with the New York Superintendent's approval endorsed thereon, is filed in the office of the New York Superintendent or six months from the Plan Effective Date, whichever is later, or if the Plan is withdrawn, within six months of such withdrawal. (Although Section 326 of the New York Insurance Law provides that orders of the New York Superintendent are subject to judicial review in a proceeding under Article 78 of the New York Civil Practice Law and Rules, the law is not clear as to whether a lawsuit challenging an order of the New York Superintendent under Section 7312 would have to be commenced within 4 months after the order became final and binding, as is generally the case for an Article 78 proceeding, or within the time period specified in
Section 7312.) The Company cannot predict whether any action challenging the Plan or the approval thereof will be commenced or what aspects of the Plan, if any, such an action might challenge. The existence of such a challenge could adversely affect the market price of the Common Stock.

     In the event that the order of the New York Superintendent is challenged, a successful challenge could result in monetary damages, a modification of the Plan or the New York Superintendent's approval of the Plan being set aside. In order to challenge successfully the New York Superintendent's approval of the Plan, the petitioner would have to sustain the burden of showing that such approval was arbitrary and capricious or an abuse of discretion, made in violation of lawful procedures, affected by error of law or not supported by substantial evidence. In addition, Section 7312 provides that the insurer may require the challenging party to give security for the insurer's reasonable expenses, including attorney's fees, which may be incurred or for which the insurer may become liable, to which security the insurer shall have recourse in such amount as the court shall determine upon the termination of the action.

     A successful challenge would likely result in substantial uncertainty relating to the terms and effectiveness of the Plan, and a substantial period of time might be required to reach a final determination. Such an outcome would be materially adverse to purchasers of Common Stock in the

Offerings and would have a material adverse effect on the Company's financial position and results of operations and the market price of the Common Stock.

RISKS WITH RESPECT TO SALES PRACTICE LITIGATION

     In late 1995 and during 1996 a number of purported class actions were commenced in various state and federal courts against the Company alleging that the Company engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies during the period 1980 through 1995. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases (including the Goshen case discussed below) seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting the Company from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts. The Company has answered the complaints in each action (except for one being voluntarily held in abeyance), has denied any wrongdoing, and has asserted numerous affirmative defenses. With respect to one of these cases, Goshen v. The Mutual Life Insurance Company of New York and MONY Life Insurance Company of America (the "Goshen case"), on October 21, 1997 the New York State Supreme Court granted the Company's motion for summary judgment and dismissed all claims filed in the Goshen case against the Company. The order of the New York State Supreme Court has been appealed by plaintiffs. There can be no assurance that the present or any future litigation relating to pricing and sales practices will not have a material adverse effect on the Company. See "Business -- Legal Proceedings".

EXPIRATION OF SURRENDER PENALTIES WITH RESPECT TO CERTAIN ANNUITIES

     The Company typically imposes surrender charges on annuities sold by it to enable the Company to recover unamortized policy acquisition costs in the event that the annuity is surrendered before policy acquisition costs are fully amortized and to discourage contract surrenders, which could require the Company to dispose of assets prematurely at a loss. As surrender penalties expire it is likely that surrenders of single premium deferred annuities ("SPDAs") and flexible payment variable annuities ("FPVAs") will increase. This could have a material adverse effect on the Company's financial position and results of operations.

RISKS RELATED TO THE CLOSED BLOCK; ASSETS OF CLOSED BLOCK AVAILABLE SOLELY TO POLICYHOLDERS

     The Plan requires that MONY establish and operate a Closed Block for the benefit of the Closed Block Business, which is designed to give reasonable assurance with respect to policies included therein that, after the Plan Effective Date, assets will be available to maintain current payable dividend scales if the experience underlying such dividend scales continues. For so long as there are policyholders whose policies are in the Closed Block, the Closed Block will continue to be in effect until the date on which none of the policies in the Closed Block remains in force. The duration of the Closed Block is currently expected to be in excess of 90 years. The amount of assets allocated to the Closed Block is expected to produce cash flows which, together with anticipated revenues from the Closed Block Business, are reasonably expected to be sufficient to support the Closed Block Business, including, but not limited to, provisions for payment of claims and surrender benefits, certain expenses and taxes and to provide for the continuation of current payable dividend scales, if the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes.

     The assets, including the revenue therefrom, allocated to the Closed Block will inure solely to the benefit of owners of policies included in the Closed Block until such time as the Closed Block is no longer in effect, and will not be available to be distributed as dividends to the Holding Company. To the extent that over time cash flows from the assets allocated to the Closed Block and other experience relating to the Closed Block Business are, in the aggregate, more favorable than assumed in setting up the Closed Block, total dividends paid to Closed Block policyholders in future years will be greater than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued and will not be available to stockholders of the Holding Company. Conversely, to the extent that over time such cash flows and other experience are, in the aggregate, less favorable than assumed in setting up the Closed Block, total dividends paid to Closed Block policyholders in future years will be less than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. If the investment, mortality, persistency or other experience of the Closed Block were substantially worse than that of the Company's principal competitors, management might, for competitive reasons, use MONY's general funds to maintain competitive dividend levels. In the event that the assets allocated to the Closed Block, the cash flows therefrom, and the revenues from the policies included therein prove to be insufficient to pay the benefits guaranteed under the terms of the policies within the Closed Block, MONY will be required to make such payments from its general funds. In addition, MONY has undertaken to reimburse the Closed Block from its general account assets outside the Closed Block for any reduction in principal payments due on the Series A Notes (which have been allocated to the Closed Block) pursuant to the terms thereof, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Group Pension Transaction". State and local taxes paid on premiums, state guaranty fund assessments and Federal income taxes in respect of the Closed Block Business will be charged to the Closed Block in accordance with the procedures set forth in the Plan. However, expenses (including investment management expenses) of operating and administering the Closed Block, other than certain real estate operating expenses, real estate taxes and asset acquisition and disposition costs, will not be charged to the Closed Block, and the cost of increases in such expense will be borne by MONY. As a result of such exclusion, operating costs and expenses outside of the Closed Block are disproportionate to the business outside of the Closed Block. See "The Demutualization -- Establishment and Operation of the Closed Block".

RISKS ASSOCIATED WITH CERTAIN ECONOMIC AND MARKET FACTORS

     The Company's results of operations are affected by certain economic and market factors, including the level of volatility in the markets in which the Company invests and the overall investment returns provided thereby. In particular, significant growth in the retirement-oriented investment market and uncommonly strong stock and bond market appreciation have been material factors in the growth of the Company's assets and its ability to generate sales in recent years. There can be no assurance, however, that these economic and market trends will continue. Adverse economic conditions and other factors, including a protracted and/or precipitous decline in the stock market and other economic factors that affect the popularity of the Company's products and services, may negatively impact the Company's business, financial position and results of operations.

RISK OF VARIATIONS IN CLAIMS EXPERIENCE

     An insurance company's earnings significantly depend upon the claims paid under its insurance contracts and will vary from period to period depending upon the amount of claims incurred in the relevant periods. Therefore, there is limited predictability of claims experience within any given month or year. As a result, it is anticipated that the Company's financial results (and, accordingly, the trading price of the Common Stock) may vary from period to period and that such variations may be material in any given period. The Company uses certain assumptions in pricing its products. There can be no assurance that actual experience will match the assumptions made for pricing purposes and, to the extent that they differ, the Company's operating results could be materially adversely affected.

RISKS RELATED TO REGULATORY MATTERS

     Insurance companies are subject to supervision and regulation by the state insurance authority in each state in which they transact business. Such supervision and regulation relate to numerous aspects of an insurance company's business and financial condition, including limitations on the authorization of lines of business, underwriting limitations, the setting of premium rates, the establishment of standards of solvency, the licensing of insurers and agents, concentration of investments, levels of reserves, the payment of dividends, transactions with affiliates, changes of control and the approval of policy forms. Such regulation is concerned primarily with the protection of policyholders. State regulatory oversight and various proposals at the federal level (including the proposed adoption of a federal regulatory framework for insurance companies) may in the future adversely affect the Company's ability to sustain adequate returns in certain lines of business. In recent years, the state insurance regulatory framework has come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the NAIC and state insurance regulators are re-examining existing laws and regulations, and as a condition to accreditation have required the adoption of certain model laws which specifically focus on insurance company investments, issues relating to the solvency of insurance companies, risk-based capital guidelines, interpretations of existing laws, the development of new laws, and the definition of extraordinary dividends. See "Business -- Regulation". It is impossible to predict the future impact of potential state and federal regulations on the Company's operations, and there can be no assurance that future insurance-related laws and regulations, or the interpretation thereof, will not have a material adverse effect on the operations of the Company's business or on the Company's financial position or results of operations.

     The capacity for an insurance company's growth in premiums is in part a function of its statutory surplus. Maintaining appropriate levels of statutory surplus, as measured by state insurance regulators, is considered important by state insurance regulatory authorities and the private agencies that rate insurers' claims-paying abilities and financial strength. Failure to maintain certain levels of statutory surplus could result in increased regulatory scrutiny, action by state regulatory authorities or a downgrade by the private agencies referred to below. As of June 30, 1998, MONY and MLOA were in compliance with state requirements with respect to statutory surplus. However, there can be no assurance that the Company's insurance company subsidiaries will maintain such levels of surplus. In particular, the Company expects to realize losses on a SAP basis in connection with future sales of the Company's real estate which could materially affect the Company's statutory surplus. See "Investments -- Equity Real Estate -- Real Estate Sales".

     The NAIC has adopted a system for assessing the adequacy of statutory capital for life and health insurers. This system, known as Risk Based Capital ("RBC"), is in addition to the states' fixed dollar minimum capital and other requirements. This system is based on risk-based formulas that apply prescribed factors to the various risk elements in an insurer's business to report a minimum capital requirement proportional to the amount of risk assumed by the insurer. As of June 30, 1998, based on computations made by the Company in accordance with the prescribed formulas, MONY and MLOA exceeded the minimum RBC requirements. However, there can be no assurance that capital requirements applicable to the Company's businesses will not increase or that the Company will be able to meet minimum RBC requirements in the future. See "Business -- Regulation -- Risk-Based Capital Requirements".

     Insurance regulators have given greater emphasis in recent years to the investigation of allegations of improper life insurance pricing and sales practices by life and annuity insurers, including churning and misleading sales presentations by insurance agents. State insurance regulatory authorities also regularly make inquiries, hold investigations and administer market conduct examinations with respect to insurers' compliance with applicable insurance laws and regulations. There can be no assurance that any non-compliance with such applicable laws and regulations would not have a material adverse effect on the Company. The Company is currently engaged in certain class action and individual litigation relating to its sales practices in connection with the sale of whole life and universal life insurance policies. See "Business -- Legal Proceedings". In addition, the NAIC has adopted a model law and regulation which would standardize the form and content of any illustrations provided to prospective purchasers of individual life insurance products. The model law has been enacted in a number of states, and is currently under consideration in a number of other states. Management expects that similar legislation will eventually be enacted in additional states in which the Company sells individual life insurance products. There can be no assurance as to whether this reform will have a material adverse impact on sales of such products by the industry as a whole or by the Company.

     State guaranty association laws exist in all states, the District of Columbia and Puerto Rico. Insurers doing business in any of these jurisdictions can be assessed for policyholder losses incurred by insolvent insurance companies. These arrangements provide certain levels of protection to policyholders from losses under insurance policies issued by impaired or insolvent insurance companies. Although MONY and MLOA have established reserves that they consider adequate for assessments in respect to insurance companies that are currently subject to insolvency proceedings, the amount and timing of any future assessments on MONY and MLOA under these laws cannot be reasonably estimated and are beyond the control of MONY and MLOA. While most of these laws provide that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide for annual limits on such assessments, there can be no assurance that the reserves established by MONY and MLOA for assessments are adequate and, consequently, the Company's financial performance could be adversely affected by such guaranty association assessments.

     In March 1998, the NAIC voted to adopt its Codification of Statutory Accounting Principles project (referred to hereafter as "codification"). Codification is a modified form of statutory accounting principles that will result in changes to the current NAIC Accounting Practices and Procedures Manual applicable to insurance enterprises. Although adoption of codification by all states is not a certainty, the NAIC has recommended that all states enact codification as soon as practicable with an effective date of January 1, 2001. It is currently anticipated that codification will become an NAIC state accreditation requirement starting in 2002. In addition, the American Institute of Certified Public Accountants and the NAIC have agreed to continue to allow the use of certain permitted accounting practices when codification becomes effective in 2001. Any accounting differences from codification principles, however, must be disclosed and quantified in the footnotes to the audited financial statements. Therefore, codification will likely result in changes to what are currently considered prescribed statutory insurance accounting practices.

     Certain of the Company's businesses are subject to other governmental regulation, including regulation pursuant to federal and state securities laws. Changes to these laws and regulations could have a material adverse effect on the operations of the Company's business or on the Company's financial position or results of operations.

     See "Business -- Regulation".

RISKS OF COMPETITION

     The Company believes that competition in the Company's lines of business is based on service, product features, price, commission structure, perceived financial strength, claims-paying ratings and name recognition. The Company competes with a large number of other insurers as well as non-insurance financial services companies, such as banks, broker-dealers and mutual funds, many of which have greater financial resources, offer alternative products or more competitive pricing and, with respect to other insurers, have higher ratings than the Company. Competition exists for individual consumers and agents and other distributors of insurance products. National banks, with their pre-existing customer bases for financial services products, may pose increasing competition in the future to insurers who sell annuities, including the Company, as a result of the United States Supreme Court's 1994 decision in NationsBank of North Carolina v. Variable Annuity Life Insurance Company, which permits national banks to sell annuity products of life insurance companies in certain circumstances.

     The Company must attract and retain productive agents to sell its insurance and annuity products. Strong competition exists among insurance companies for agents with demonstrated ability. Management believes that key bases of competition among insurance companies for agents with demonstrated ability include a company's financial position and the services provided to, and relationships developed with, these agents in addition to compensation and product structure. Changes arising from the Demutualization, as well as the realignment of the career agency sales force and the transition to new products, may affect the Company's ability to retain productive distributors of its individual insurance and annuity products. Sales of individual insurance and annuity products and the Company's financial position and results of operations could be materially adversely affected if such changes occur.

     In addition, the Company recently adopted a plan to restructure its career agency sales force. See "Business -- Marketing and Distribution". There can be no assurance that such restructuring will be successful or that the career agency sales force will be receptive to the new structure. If the restructuring is not successful, or if the career agency sales force is not receptive to the new structure, the Company's financial position and results of operations could be materially adversely affected.

     In addition, several proposals to repeal or modify the Glass-Steagall Act of 1933, as amended, and the Bank Holding Company Act of 1956, as amended, have been made by members of Congress and the Clinton Administration. Currently, the Bank Holding Company Act restricts banks from being affiliated with insurance companies. None of these proposals have yet been enacted, and it is not possible to predict whether any of these proposals will be enacted or, if enacted, their potential effect on the Company.

     See "Business -- Competition".

RISKS WITH RESPECT TO RATINGS

     Ratings with respect to claims-paying ability and financial strength have become an increasingly important factor in establishing the competitive position of insurance companies. Ratings are important to maintaining public confidence in MONY and its ability to market its products. Rating organizations continually review the financial performance and condition of insurers, including MONY. Any lowering of MONY's ratings could have a material adverse effect on MONY's ability to market its products and retain its current policyholders. These consequences could, depending upon the extent thereof, have a material adverse effect on MONY's liquidity and, under certain circumstances, net income. MONY is currently rated "A-" by A.M. Best and MONY's insurance claims-paying ability is rated "A3" by Moody's, "A+" by Duff & Phelps and "A+" by S&P. Moody's, on January 6, 1998, and Duff & Phelps, on August 4, 1998, each announced that it had changed its respective outlook on MONY's rating from stable to positive.

     The foregoing ratings reflect each rating agency's current opinion of MONY's claims-paying ability, financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed toward the protection of investors in the Common Stock. Such factors are of concern to policyholders, agents and intermediaries. Such ratings should not be relied upon when making a decision to purchase shares of Common Stock offered hereby.

YEAR 2000

     The Year 2000 issue is the result of the widespread use of computer programs being written using two digits (rather than four) to define the applicable year. Such programming was a common industry practice designed to avoid the significant costs associated with additional mainframe capacity necessary to accommodate a four digit year field. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" issue and has developed and implemented a plan to resolve the issue. The Company currently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. However, if such modifications and conversions are not completed on a timely basis, the Year 2000 problem may have a material impact on the operations of the Company. Further, even if the Company timely completes such modifications and conversions, there can be no assurance that the failure by vendors or other third parties to solve the Year 2000 problem will not have a material impact on the operations of the Company. The Company estimates the total cost to resolve its Year 2000 problem to be approximately $18 million, of which $8.9 million has been incurred through June 30, 1998; however, there can be no assurance that the actual cost incurred will not be materially higher than such estimate. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Year 2000".

RISKS OF POTENTIAL ADOPTION OF NEW FEDERAL INCOME TAX LEGISLATION

     Current Federal income tax laws generally permit the tax-deferred accumulation of earnings on the premiums paid by the holders of annuities and life insurance products. Taxes, if any, are payable on the accumulated tax-deferred earnings when earnings are actually paid. Congress has, from time to time, considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. The 1994 United States Supreme Court ruling in NationsBank of North Carolina v. Variable Annuity Life Insurance Company that annuities are not insurance for purposes of the National Bank Act may cause Congress to consider legislation that would eliminate such tax deferral at least for certain annuities. Other possible legislation, including a simplified "flat tax" income structure with an exemption from taxation for investment income, could also adversely affect purchases of life insurance if such legislation were to be enacted. There can be no assurance as to whether such legislation will be enacted or, if enacted, whether such legislation would contain provisions with possible adverse effects on the Company's annuity and life insurance products.

     Recently, the Federal income tax rate on capital gains was reduced. Certain of the Company's accumulation products that feature tax-deferral of earnings might consequently be deemed to be relatively less attractive than before in comparison with alternative accumulation products that feature long-term capital gains treatment, particularly if the tax rates on ordinary income that are ultimately applied to such tax-deferred earnings are substantially in excess of the reduced rate on long-term capital gains.

RISKS WITH RESPECT TO ANTI-TAKEOVER EFFECTS OF STATUTES, AMENDED AND RESTATED CERTIFICATE AND THE BY-LAWS; PREFERRED SHARE PURCHASE RIGHTS

     Under the New York Insurance Law, for a period of five years following the Plan Effective Date, no person may acquire beneficial ownership of 5% or more of the outstanding shares of Common Stock without the prior approval of the New York Superintendent. The Investors have received a conditional waiver of this rule from the New York Superintendent in connection with the potential exercise of the Warrants prior to the end of such five-year period. After the Plan Effective Date, the Holding Company will be the parent holding company of MONY, a New York insurance company subsidiary and MLOA, an Arizona insurance company subsidiary. As a result, New York Insurance

Law and Arizona Insurance Law will prohibit any person from acquiring control of the Holding Company, and thus indirect control of its wholly-owned subsidiaries, without the prior approval of the New York Superintendent and the Director of Insurance of Arizona (the "Arizona Director of Insurance"). Control will be presumed to exist where any person, directly or indirectly, owns, controls, holds the power to vote, or holds proxies representing 10% or more of the outstanding voting stock of the Holding Company, unless the New York Superintendent or the Arizona Director of Insurance, upon application, determines otherwise. Persons who do not acquire beneficial ownership of more than 10% of the outstanding shares of Common Stock may be deemed to have acquired such control, if the appropriate regulators determine that such persons, directly or indirectly, exercise a controlling influence over the management or policies of the insurer. Any person seeking to acquire a controlling interest of the Holding Company would therefore face regulatory obstacles which may delay, defer or prevent an acquisition that stockholders might consider to be in their best interests.

     The Holding Company, through certain provisions of its Amended and Restated Certificate of Incorporation (the "Amended and Restated Certificate") and its By-laws, as amended (the "By-laws"), has also created obstacles which may delay, defer or prevent a takeover attempt. Such provisions may adversely affect prevailing market prices for the Common Stock. These provisions, among other things, (i) divide the Board of Directors of the Holding Company (the "Holding Company Board") into three classes, which will serve for staggered three-year terms, (ii) provide that a director of the Holding Company may be removed only for cause and only by the affirmative vote of the holders of a majority of the outstanding securities eligible to vote on such matters, (iii) provide that only the Holding Company Board, its Chairman, or the President of the Holding Company may call special meetings of the stockholders and (iv) eliminate the ability of the stockholders to take any action without a meeting. The By-laws also establish certain advance notice procedures for nomination of candidates for election as directors and for stockholder proposals to be considered at stockholders' meetings. Furthermore, the standstill provisions set forth in the Investment Agreement may also have anti-takeover effects.

     In addition, on the Board Adoption Date, the Holding Company Board authorized the Holding Company to enter into a Rights Agreement (the "Rights Agreement") pursuant to which a preferred stock purchase right (collectively, the "Rights") will be attached to each share of Common Stock and will become exercisable under certain specified circumstances involving the acquisition of or tender offer for 15% or more of the issued and outstanding shares of Common Stock. The issuance of the Rights will have certain anti-takeover effects by causing substantial dilution to a person or group that attempts to acquire the Holding Company on terms not approved by the Holding Company Board. See "Certain Provisions of the Amended and Restated Certificate of Incorporation and the By-laws of the Holding Company", "Description of Capital Stock -- Preferred Stock" and "-- Preferred Share Purchase Rights" and "Certain Provisions of the Investment -- Standstill Agreement".

RISK OF POTENTIAL DILUTION

     The Investors hold Warrants which may be exercised, in whole or in part, at any time on or after the Demutualization Date and on or before the tenth anniversary of the Demutualization Date for up to an aggregate number of shares of Common Stock that represents 7% of the Common Stock on a fully-diluted basis on the Demutualization Date, subject to adjustment. Any exercise of the Warrants would have a dilutive effect on other stockholders' ownership interests, including, among other things, voting power. Earnings per share would also be diluted. See "Certain Provisions of the Investment" and "Description of Capital Stock".

RISKS WITH RESPECT TO SHARES ELIGIBLE FOR FUTURE SALE

     Substantially all of the shares of Common Stock distributed in the Demutualization will be eligible for immediate resale in the public market without restriction as set forth later in this

Prospectus under the heading "Shares Eligible for Future Sale". Moreover, in accordance with the Plan and subject to the approval of the New York Superintendent, the Holding Company will for a limited period commencing on the nine-month anniversary of the Plan Effective Date and continuing for three months thereafter (unless extended by the Holding Company) provide for the public sale, at market prices and without brokerage commissions or similar fees, of all shares of Common Stock of any Eligible Policyholder who receives a number of shares of Common Stock under the Plan that is equal to or less than a number of shares to be determined by the MONY Board at least 60 days prior to the nine-month anniversary of the Plan Effective Date (which number shall not be less than 25 nor more than 99). As of the Board Adoption Date, MONY had approximately 840,000 policyholders, most of whom, if their policies remain in force on the Plan Effective Date and if not paid cash or provided Policy Credits, will receive a number of shares of Common Stock in the Demutualization which will make them eligible to sell such shares through the commission-free sales program (as described in "The Demutualization -- Commission-Free Programs"). No prediction can be made as to the effect, if any, such future sales of shares, or the availability of shares for such future sales, will have on the market price of the Common Stock prevailing from time to time. Sales of substantial amounts of Common Stock, or the perception such sales could occur, could adversely affect prevailing market prices for all the Common Stock. The Investors have also been granted registration rights with respect to (i) the Warrants and (ii) all shares of Common Stock issuable upon the exercise of any Warrant (collectively, the "Registrable Securities"). Any sales pursuant to such registration rights may adversely affect the prevailing market prices for all the Common Stock. See "The Demutualization -- Allocation and Payment of Consideration to Eligible Policyholders", "Certain Provisions of the
Investment -- Standstill Agreement" and "-- Registration Rights" and "Shares Eligible for Future Sale".

NO PRIOR MARKET FOR COMMON STOCK

     Prior to the distribution of Common Stock in the Demutualization and the Offerings, there has been no public market for the Common Stock. The initial public offering price of the Common Stock in the Offerings was determined through negotiations between the Holding Company and the representatives of the Underwriters, and may not be indicative of the market price for the Common Stock after the Offerings. Although the Common Stock has been approved for listing, subject to notice of issuance, on the NYSE, there can be no assurance that an active trading market for the Common Stock will develop or be sustained. There can be no assurance that purchasers of shares of Common Stock in the Offerings will be able to resell the shares of Common Stock at or above the initial offering price. See "Underwriting".

                              THE DEMUTUALIZATION

     The following summary discussion of the Plan does not purport to be complete and is qualified in its entirety by reference to the complete text of the Plan. A copy of the Plan is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

PURPOSE

     The principal purpose of the Demutualization is to enable MONY to obtain equity capital through the Holding Company from sources unavailable to it as a mutual life insurance company. Management believes that the additional equity capital will enhance MONY's financial strength and will strengthen MONY's ability to maintain its marketplace franchise while maximizing financial flexibility and future growth and providing additional value to its policyholders.

SUMMARY OF PLAN

     The MONY Board adopted the Plan on August 14, 1998 and adopted certain clarifying and technical amendments thereto on September 9, 1998. The Plan will become effective on the Plan Effective Date. In connection with the effectiveness of the Plan, among other things: MONY will by operation of Section 7312 of the New York Insurance Law become a stock life insurance company; MONY will become a wholly-owned subsidiary of the Holding Company; the Holding Company will contribute cash to MONY to fund the distribution of Policy Credits; all policyholders' membership interests will be extinguished and Eligible Policyholders will be entitled to receive, in exchange therefor, shares of Common Stock or, in certain circumstances, cash or Policy Credits and Participating Policyholders will receive additional shares of Common Stock or, in certain circumstances, cash or Policy Credits; the Closed Block will be established and operated by MONY; and shares of Common Stock will be offered to the public in the Offerings.

APPROVAL OF THE PLAN; PLAN EFFECTIVE DATE

     Pursuant to Section 7312, the Plan was approved (i) on November 2, 1998 by persons who owned policies on the Board Adoption Date (of all MONY policyholders entitled to vote on the Plan, 30.2% voted and 91.9% of these votes were cast in favor of the Plan) and (ii) on November 10, 1998 by the New York Superintendent after a public hearing. After the satisfaction of conditions including receipt of any required governmental consents and approvals and certain other conditions specified in the Plan, the Plan will become effective on the Plan Effective Date, which will be the earlier of the date on which the closing of the Offerings occurs and a date chosen by the MONY Board. Notwithstanding that the Plan will become effective on the Plan Effective Date, actions challenging the validity of, or actions taken in connection with, the Plan may be brought for a substantial period of time after the Plan Effective Date. See "Risk
Factors -- Risk of Challenge to the New York Superintendent's Order".

ALLOCATION AND PAYMENT OF CONSIDERATION TO ELIGIBLE POLICYHOLDERS

     First, shares of Common Stock will be allocated among Eligible Policyholders. It is currently anticipated that each Eligible Policyholder will be allocated a fixed number of shares of Common Stock equal to 7 shares, with the aggregate number of shares of Common Stock comprising the fixed component currently anticipated to be approximately 5.4 million shares or 15% of the aggregate number of shares of Common Stock allocated to Eligible Policyholders. In addition, Participating Policyholders will be allocated a variable number of additional shares of Common Stock (representing in the aggregate the remaining approximately 85% of the shares of Common Stock allocated to Eligible Policyholders) based upon formulas which take into account, among other things, each such participating policy's estimated contribution to MONY's surplus. Estimated contributions will be based generally on the mortality, morbidity, expense, tax, persistency and investment experience of the relevant product class. The aggregate number of shares comprising the variable component is currently anticipated to be approximately 30.3 million shares of Common Stock. Following the Demutualization Date, it is currently anticipated that Eligible Policyholders will own, in the aggregate, approximately 34.1 million shares of Common Stock (it is currently anticipated that 1.6 million shares of Common Stock are allocated but not issued to Eligible Policyholders who will receive payments in the form of cash or Policy Credits rather than shares of Common Stock), which will represent approximately 75.2% of the aggregate number of shares of Common Stock currently anticipated to be outstanding upon the consummation of the Offerings.

     Second, shares of Common Stock or other consideration described below will be paid to Eligible Policyholders. Each Eligible Policyholder will receive, in book entry form (unless otherwise requested), a number of shares of Common Stock equal to the fixed component plus, provided that such Eligible Policyholder is also a Participating Policyholder, a number of shares of Common Stock equal to the variable component allocated to such Eligible Policyholder, except that, under certain circumstances, Policy Credits will be credited or cash will be paid in lieu of Common Stock. The amount paid as cash or value credited as Policy Credits to an Eligible Policyholder will equal the number of shares allocated to such Eligible Policyholder multiplied by (i) the initial public offering price for the shares in the Offerings or (ii) if the Offerings do not occur within 120 days of the Plan Effective Date, 70% of the book value per share of the Common Stock on the Plan Effective Date. Policy Credits, in the form of dividends, increases in fund values, accumulation values or accumulation account values or extensions of coverages, will be credited to Eligible Policyholders having certain tax-qualified policies. If the MONY Board so determines, cash will be paid to Eligible Policyholders who are not required under the Plan to receive Policy Credits, who are allocated in the aggregate 75 or fewer shares of Common Stock (the "Cash Election Number") and who have affirmatively indicated a preference to receive cash instead of Common Stock, except that the total amount of cash to be distributed to Eligible Policyholders pursuant to any such determination by the MONY Board to distribute cash will not exceed 25% of the proceeds of the Offerings (net of underwriting commissions and expenses related thereto) or such lower aggregate amount established by the MONY Board prior to the Demutualization Date (the "Aggregate Cash Amount"). In the event that the aggregate number of shares of Common Stock allocated to Eligible Policyholders who elect to receive cash in lieu of stock corresponds to an amount of cash, as provided in the Plan, that exceeds the Aggregate Cash Amount, then the MONY Board, subject to the approval of the New York Superintendent, will reduce the Cash Election Number (such number being the "Reset Cash Election Number") to accommodate the Aggregate Cash Amount. In the event the MONY Board so reduces the Cash Election Number, no pro rata distributions of cash will be made, with the result that Eligible Policyholders who elect to receive cash and are allocated a number of shares equal to or less than the Reset Cash Election Number will receive cash, and Eligible Policyholders who elect to receive cash but are allocated a number of shares greater than the Reset Cash Election Number will receive stock. Cash will also be paid to Eligible Policyholders with mailing addresses located outside both the United States and Canada. The right of Eligible Policyholders to receive consideration pursuant to the Plan arises on the Plan Effective Date, and distributions thereof will be made as soon as reasonably practicable thereafter. See "Use of Proceeds" and "Pro Forma Condensed Consolidated Financial Information".

COMMISSION-FREE PROGRAMS

     Under the Plan, the Holding Company will establish, subject to the approval of the New York Superintendent, a commission-free sales program for Eligible Policyholders who receive a number of shares of Common Stock under the Plan that is equal to or less than a number of shares to be determined by the MONY Board at least 60 days prior to the nine-month anniversary of the Plan Effective Date (which number shall not be less than 25 nor more than 99) to sell all of their shares. The program will involve agency transactions effected on a periodic basis on the NYSE, and will not involve purchases or sales by MONY or its affiliates for their own accounts. The commission-free sales program will commence on the nine-month anniversary of the Plan Effective Date and shall continue for three months, unless extended by the Holding Company. Under the Plan, the Holding Company also shall establish, subject to the approval of the New York Superintendent, a commission-free purchase program for Eligible Policyholders who receive 99 or fewer shares of Common

Stock under the Plan, enabling such Eligible Policyholders to purchase, commission-free, such number of shares as is necessary to bring their total respective number of shares of Common Stock to 100. As of the Board Adoption Date, MONY had approximately 840,000 policyholders, most of whom, if their policies remain in force on the Plan Effective Date and if not paid cash or provided Policy Credits, will receive a number of shares of Common Stock in the Demutualization which will make them eligible to sell such shares, or purchase additional shares through the commission-free programs. See "Shares Eligible for Future Sale".

ESTABLISHMENT AND OPERATION OF THE CLOSED BLOCK

     The Closed Block is a mechanism described in Section 7312 of the New York Insurance Law, the statute governing the Demutualization. Under the Plan, MONY will establish and operate the Closed Block as a closed block of participating business for the benefit, for dividend purposes only, of the policies included therein. The Closed Block Business will contain those classes of individual participating MONY policies in respect of which MONY had a current payable dividend scale (with certain exceptions specified in the Plan) and which are (a) in force on the Plan Effective Date, or (b) issued and delivered after the Plan Effective Date pursuant, in each case, to an application, complete on its face, that is received prior to the Plan Effective Date at MONY's administrative offices, provided that all underwriting in connection with any policy referred to in this clause (b) is completed within 60 days of the Plan Effective Date and such policy is issued as applied for without material change (upon receipt of premium payment in accordance with MONY's customary business practice) and delivered in accordance with the terms of the application. The Closed Block Business will also contain policies within the classes of participating MONY policies referred to above that are in force on the Plan Effective Date as extended term insurance pursuant to non-forfeiture provisions in such policies. A policy may be within a class for which there was a currently payable dividend scale, even though no dividend was paid in that year on that policy. The Closed Block will continue in effect until no more policies included therein are in force. The duration of the Closed Block is expected to be in excess of 90 years. Subsequent to the Plan Effective Date certain of the contracts offered by the Company will be substantially the same, in all material respects, as certain of the contracts included in the Closed Block, except that such contracts will be outside of the Closed Block.

     MONY will allocate to the Closed Block an amount of assets expected to produce cash flows which, together with anticipated revenues from the Closed Block Business, are reasonably expected to be sufficient to support the Closed Block Business, including, but not limited to, provisions for payment of claims and surrender benefits, certain expenses and taxes, and for continuation of current payable dividend scales, assuming the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. The assets, including the revenue therefrom, allocated to the Closed Block, will inure solely to the benefit of the owners of policies included in the Closed Block and will not revert to the benefit of the shareholders of MONY. However, the financial results of the Closed Block will affect the results of continuing operations of MONY in the manner described in
Note 1 of Notes to Pro Forma Condensed Consolidated Financial Information.

     To the extent that over time cash flows from the assets allocated to the Closed Block and other experience relating to the Closed Block Business are, in the aggregate, more favorable than assumed in setting up the Closed Block, total dividends paid to Closed Block policyholders in future years will be greater than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Conversely, to the extent that over time such cash flows and other experience are, in the aggregate, less favorable than assumed in setting up the Closed Block, total dividends paid to Closed Block policyholders in future years will be less than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. If the investment, mortality, persistency or other experience of the Closed Block were substantially worse than that of the Company's principal competitors, management might, for competitive reasons, use MONY's general funds to maintain competitive dividend levels. In the event that the assets allocated to the Closed Block, the cash flows therefrom and the revenues from the policies included therein prove to be insufficient to pay the benefits guaranteed under the terms of the policies within the Closed Block, MONY will be required to make such payments from its general funds. In addition, MONY has undertaken to reimburse the Closed Block from its general account assets outside the Closed Block for any reduction in principal payments due on the Series A Notes (which have been allocated to the Closed Block) pursuant to the terms thereof, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Group Pension Transaction". Since the Closed Block will be funded to provide for payment of guaranteed benefits on such policies and, in addition, for continuation of dividends paid under current payable dividend scales, it will not be necessary to use general funds to pay guaranteed benefits unless the Closed Block Business experiences very substantial ongoing adverse experience in investment, mortality, persistency or other experience factors.

     Insurance cash flows (including, but not limited to, premiums, policy benefits and annuity considerations) and investment cash flows from operations of the Closed Block will be credited or charged to the Closed Block as provided in the Plan. State and local taxes paid on premiums, state guaranty fund assessments and Federal income taxes in respect of the Closed Block Business will be charged to the Closed Block in accordance with the procedures set forth in the Plan. However, expenses (including investment management expenses) of operating and administering the Closed Block, other than certain real estate operating expenses, real estate taxes and asset acquisition and disposition costs, will not be charged to the Closed Block. At the same time, assets which otherwise would have been allocated to the Closed Block had such operating expenses been chargeable to the Closed Block, will remain outside of the Closed Block and operating results outside the Closed Block will include the investment results of such assets. Since such expenses will not be charged to the Closed Block, the cost of increases in such expenses will be borne by, and the benefit of decreases in such expenses will inure to, MONY and ultimately the Holding Company.

     The Plan prohibits the reallocation or transfer of assets between the Closed Block and any other portion of MONY's general account, any of its separate accounts or to any affiliate of MONY without the New York Superintendent's approval. Other transactions between the Closed Block and any other portion of MONY's general account, any of its separate accounts or any affiliate of MONY are subject to regulation by the New York Superintendent as affiliate transactions. The assets to be allocated to the Closed Block will be available to satisfy the claims of MONY's creditors in the same priority in liquidation as the other assets in MONY's general account.

CLOSED BLOCK ASSETS AND LIABILITIES

     The Plan provides for the allocation of specifically identified general account assets to the Closed Block on the Plan Effective Date, as well as policy loans, accrued interest and due and deferred premiums in respect of the policies included in the Closed Block. This allocation excluded from the Closed Block equity real estate, securities with an NAIC designation below 3 (for a description of NAIC securities designations, see "Investments -- Fixed Maturities"), certain mortgage loans and certain other specified investments. The Plan further provides a procedure for allocating to the Closed Block a portion of new assets acquired in connection with MONY's individual life business during the period from December 31, 1997 through the Plan Effective Date. See Note 4 to the Pro Forma Condensed Consolidated Financial Information for a summary of the type and amount of assets that would have been allocated to the Closed Block on a pro forma basis if the Transaction and the establishment of the Closed Block had occurred as of June 30, 1998.

     New investments for the Closed Block acquired on and after January 1, 1998 will consist of cash and short-term securities having an NAIC designation of 1 or a comparable rating by a nationally recognized rating agency, fixed maturity securities having an NAIC designation of 1, 2 or 3 and commercial and agricultural mortgage loans having an average debt service coverage ratio of at least 1.20. No new investments will be made in equity real estate, mortgage loans or obligations rated below the NAIC categories described above, except to safeguard the value in existing investments allocated to the Closed Block or to honor existing commitments. The Closed Block reinvestment policies may not be changed without the New York Superintendent's prior approval.

     Had the Closed Block been established as of June 30, 1998, the liabilities associated with the Closed Block would have aggregated approximately $7,234.4 million, including $6,618.9 million of reserves for future policy benefits, $295.9 million of policyholders' account balances and $159.6 million of other policyholder liabilities. The carrying value of the assets to be allocated to the Closed Block at the Plan Effective Date will be less than the carrying amount of the Closed Block liabilities at such date because, in addition to such assets, the net cash flows from the Closed Block Business subsequent to the Plan Effective Date will be used to fund the Closed Block liabilities. Accordingly, in determining the amount of assets to be allocated to the Closed Block on the Plan Effective Date, management has made certain estimates and assumptions regarding the expected cash flows from the Closed Block Business subsequent to the Plan Effective Date. The excess of the Closed Block liabilities over the Closed Block assets at the Plan Effective Date represents the total estimated future post-tax contribution expected to emerge from the operation of the Closed Block, which will be recognized in the Company's income over the period the policies and the contracts in the Closed Block remain in force. See Note 1 to the Pro Forma Condensed Consolidated Financial Information for a discussion of how future contributions from the Closed Block will affect future results of operations.

OTHER INDIVIDUAL PARTICIPATING POLICIES

     Under the Plan, MONY is subject to special requirements relating to the distribution of dividends with respect to certain classes of individual participating policies that are in force on the Plan Effective Date and are not included in the Closed Block. These classes of participating policies consist of module ordinary life insurance policies including Legal Professional Life, fixed account riders to the participating individual variable annuity contracts, medical insurance policies and disability income policies. With respect to such policies, MONY will distribute dividends as set forth in the Plan.

FEDERAL TAX CONSEQUENCES

     The following discussion is based on relevant portions of the Code, the Treasury regulations promulgated thereunder, published revenue rulings and judicial decisions in effect as of the date of this Prospectus. There can be no assurance that future changes in applicable law or administrative and judicial interpretations thereof, which changes may have retroactive effect, will not adversely affect the tax consequences discussed herein or that there will not be differences of opinion as to the interpretation of applicable law. The following discussion is for general information only, addresses only Federal income tax consequences and does not attempt to address all the possible tax consequences which may apply to any given taxpayer.

     MONY has received an opinion of Chadbourne & Parke LLP, independent tax counsel, regarding the Federal income tax consequences of the Demutualization. The opinion provides as follows:

     Eligible Policyholders will not recognize any gain for Federal income tax purposes as a result of (i) the surrender of their policyholders' membership interests pursuant to the Plan or (ii) the receipt of Common Stock pursuant to the Plan, except that an Eligible Policyholder will generally recognize gain to the extent of any cash received in the Plan. Moreover, Eligible Policyholders will not recognize gain on the receipt of Policy Credits. The payment of consideration in the form of Policy Credits in accordance with the Plan will not
(i) cause disqualification of the tax attributes or status accorded to those (1) individual life insurance policies or individual annuity contracts that have been issued pursuant to plans qualified under Section 401(a) or 403(a) of the Code, or (2) individual retirement annuities within the meaning of Section 408 of the Code or tax deferred annuities qualified under Section 403(b) of the Code (including those issued to employees of organizations described in Section 501(c)(3) of the Code), to which such Policy Credits have been credited, or (ii) result in penalties for the holders of those plans, policies and contracts referred to in the preceding clause (i). The Demutualization of the Company pursuant to the Plan, including without limitation the receipt of MONY common stock by the Holding Company and the extinguishment of the policyholders' membership interests, will not result in the recognition of any gain for Federal income tax purposes by either the Company or the Holding Company; and insurance policies issued or purchased before the Plan Effective Date will not be deemed re-issued, issued in exchange for existing policies or purchased as a result of the Demutualization.

     The affiliated group of which MONY was the common parent immediately before the Demutualization will remain in existence, the Holding Company will become the new common parent of such group and MONY will continue to be an eligible corporation for purposes of its inclusion in the group.

     The opinion of Chadbourne & Parke LLP is based on the accuracy of certain representations and undertakings by MONY. Management believes, based on the opinion MONY has obtained from such tax counsel, that MONY will not realize any significant income for Federal income tax purposes as a result of the Demutualization, and MONY's Federal income tax attributes, including its basis and holding period in its assets, any net operating loss or capital loss carryforwards and tax accounting methods, will not be significantly affected by the Demutualization. In this regard, based on the number of shares of the Holding Company contemplated to be issued in the Demutualization and in the Offerings and issuable upon exercise of the Warrants, tax counsel has concluded that it is unlikely that MONY will undergo an "ownership change" which might limit MONY's ability to use net operating loss and tax credit carryforwards.

                                USE OF PROCEEDS

     The net proceeds to the Holding Company from the Offerings will be $245.3 million (or $282.5 million if the Underwriters' over-allotment options are exercised in full) after deducting the underwriting discount and estimated expenses of the Offerings. The $245.3 million net proceeds of the Offerings will be: (i) first, contributed to MONY in the amount of $100 million to be used for general operations of MONY or, in the absence of sufficient net proceeds in excess of $100 million, to provide for the amounts required for any of the purposes stated in clauses (ii), (iii) or (iv) hereof; (ii) then, contributed to MONY in an amount sufficient to enable MONY to fund all of the Policy Credits required to be credited to Eligible Policyholders pursuant to the Plan; (iii) then, retained by the Holding Company in an amount sufficient to enable the Holding Company to pay all of the cash to Eligible Policyholders who are to receive cash as described in the Plan (other than pursuant to an expression of a preference to receive cash); (iv) then, contributed to MONY in an amount sufficient to enable MONY to satisfy the undertaking of MONY to pay the expenses of the Demutualization as required by the New York Insurance Law; (v) then, retained by the Holding Company in an amount not to exceed $10 million to provide working capital for the Holding Company; (vi) then, retained by the Holding Company in an amount not to exceed $30 million to pay dividends on the stock of the Holding Company; (vii) then, retained by the Holding Company in an amount not to exceed 25% of the proceeds of the Offerings (net of underwriting commissions and expenses related thereto) to pay cash to Eligible Policyholders who are to receive cash pursuant to an expression of a preference to receive cash; and (viii) then, to the extent that such net proceeds exceed the aggregate of the amounts identified in clauses (i), (ii), (iii), (iv), (v), (vi) and
(vii), and, to the extent that the amount retained by the Holding Company pursuant to each of clauses (iii), (vi) and (vii) is not used for the purpose stated in each such clause, promptly contributed to MONY to be used for general operations of MONY.

                                   DIVIDENDS

     The Holding Company Board has adopted a resolution expressing its intention to declare a quarterly cash dividend of $0.10 per share on the Common Stock commencing in the first quarter of 1999. The declaration of dividends will be reviewed periodically by the Holding Company Board in light of the Company's earnings, financial condition and capital requirements, and such dividend may be adjusted or eliminated at the discretion of the Holding Company Board on the basis of these or other considerations.

     As a holding company, the Holding Company's ability to meet its cash requirements and pay dividends on the Common Stock will depend in large part upon the receipt of dividends and other payments from MONY. The payment of dividends by MONY to the Holding Company is regulated under state insurance law. See "Risk Factors -- Holding Company Structure; Restrictions on Dividends" and "Business -- Regulation -- Shareholder Dividend Restrictions".

                                 CAPITALIZATION

     The following table sets forth at June 30, 1998: (i) the unaudited historical consolidated capitalization of the Company, (ii) such capitalization on a pro forma basis to reflect the transactions consummated in connection with the Demutualization, as if the Demutualization had occurred as of June 30, 1998, and (iii) the pro forma capitalization of the Company described in clause (ii) as adjusted to reflect the sale of 11,250,000 shares of Common Stock in the Offerings at the initial public offering price of $23.50 per share, as if such sale had occurred as of June 30, 1998, and the application of the net proceeds therefrom as described in "Use of Proceeds". Since management does not currently expect to require the purchase of the Convertible Preferred Stock, the following table does not reflect the issuance of the Convertible Preferred Stock. See "Certain Provisions of the Investment -- General" and "Description of Capital Stock -- Preferred Stock -- Convertible Preferred Stock". This table should be read in conjunction with the audited Consolidated Financial Statements and the Unaudited Interim Condensed Consolidated Financial Statements and Pro Forma Condensed Consolidated Financial Information of the Company included elsewhere in this Prospectus.

                                                                    PRO FORMA          PRO FORMA
                                                                     FOR THE        AS ADJUSTED FOR
                                                   HISTORICAL    DEMUTUALIZATION     THE OFFERINGS
                                                   ----------    ---------------    ---------------
                                                                   ($ IN MILLIONS)
DEBT:(1)
Short-term debt..................................   $     --        $     --           $     --
Long-term debt...................................      418.9           418.9              418.9
                                                    --------        --------           --------
          Total debt.............................      418.9           418.9              418.9
EQUITY:
Common Stock, $0.01 par value; 400 million shares
  authorized; 1,000 shares issued and outstanding
  historical; 45.4 million shares issued and
  outstanding pro forma as adjusted..............                        0.4                0.5
Preferred Stock, $0.01 par value; 100 million             --
  shares authorized; no shares issued and
  outstanding....................................                         --                 --
Capital in excess of par.........................         --         1,268.3            1,513.5
Retained earnings(2).............................    1,320.9              --                 --
Accumulated and other comprehensive income.......      128.0           128.0              128.0
                                                    --------        --------           --------
Total equity.....................................    1,448.9         1,396.7            1,642.0
                                                    --------        --------           --------
TOTAL CAPITALIZATION.............................   $1,867.8        $1,815.6           $2,060.9
                                                    ========        ========           ========

---------------
(1) Historical amounts are comprised of $110.5 million, $115.0 million, $186.6 million and $6.8 million relating to the Company's 11.25% Surplus Notes, the MONY Notes, mortgages on certain real estate properties owned by the Company and a debt obligation associated with a sale-leaseback arrangement entered into by the Company. See Note 17 to the Consolidated Financial Statements for a detailed description of each of the aforementioned obligations.

(2) Pro forma retained earnings amounts reflected above are net of $15.0 million, which represents management's best estimate of the remaining after-tax amount of direct Demutualization expenses (excluding costs incurred in connection with the Offerings) expected to be incurred subsequent to June 30, 1998 through the Plan Effective Date, which would have been incurred as of June 30, 1998 if the Demutualization had occurred on such date.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

     The following table sets forth selected consolidated financial information for the Company. The selected consolidated financial information for each of the years in the three-year period ended December 31, 1997 and at December 31, 1997 and 1996 has been derived from consolidated financial statements audited by PricewaterhouseCoopers LLP, independent accountants, included elsewhere herein and should be read in conjunction with and is qualified by reference to such statements and related notes. The consolidated financial information at December 31, 1995, 1994 and 1993 and for the years ended December 31, 1994 and 1993 has been derived from unaudited consolidated financial information not included elsewhere herein which, in the opinion of management, presents fairly such consolidated financial information in conformity with GAAP. The selected consolidated financial information for the six-month periods ended June 30, 1998 and 1997, and at June 30, 1998, has been derived from unaudited interim condensed consolidated financial statements included herein. The selected consolidated financial information at June 30, 1997 has been derived from unaudited interim condensed consolidated financial statements not included elsewhere herein. In the opinion of the Company's management, all unaudited interim condensed consolidated financial information presented in the table below reflects all adjustments (consisting of normal, recurring accruals) necessary for a fair statement of the Company's consolidated financial position and results of operations for such periods. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results to be expected for the full year. This summary financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company's consolidated financial statements and the notes thereto and the other financial information included elsewhere in this Prospectus.

                                          AS OF AND FOR THE
                                             SIX MONTHS
                                                ENDED
                                              JUNE 30,                  AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                        ---------------------   ---------------------------------------------------------
                                          1998        1997        1997        1996        1995        1994        1993
                                          ----        ----        ----        ----        ----        ----        ----
                                                                         ($ IN MILLIONS)
INCOME STATEMENT DATA:(1)
Revenues:
  Premiums............................  $   353.8   $   411.9   $   838.6   $   859.8   $   875.9   $   890.6   $   919.6
  Universal life and investment-type
    product policy fees...............       74.3        54.4       127.3       100.9        80.8        69.8        75.1
  Net investment income...............      357.7       359.6       733.0       751.6       728.8       666.9       953.7
  Net realized gains (losses) on
    investments(2)....................      157.6        42.6        72.1        75.9        16.2        (8.8)       18.2
  Group Pension Profits(3)............       22.7        28.2        60.0        59.5        61.7        90.4         0.0
  Other income........................       78.4        58.8       145.4       117.3        96.2       107.6        72.4
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Total revenues....................    1,044.5       955.5     1,976.4     1,965.0     1,859.6     1,816.5     2,039.0
Benefits and expenses:
  Benefits to policyholders...........      379.7       423.9       840.1       872.2       883.6       866.5       895.4
  Interest credited to policyholders'
    account balances..................       61.2        70.8       139.4       156.1       175.3       180.0       388.0
  Amortization of deferred policy
    acquisition costs.................       70.8        68.4       181.2       158.2       132.6       138.9       110.9
  Dividends to policyholders..........      108.4       117.8       224.3       231.4       222.5       211.1       221.1
  Other operating costs and
    expenses..........................      224.5       196.1       403.7     446.6(4)      383.8       355.0       378.0
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Total benefits and expenses.......      844.6       877.0     1,788.7     1,864.5     1,797.8     1,751.5     1,993.4

                                          AS OF AND FOR THE
                                             SIX MONTHS
                                                ENDED
                                              JUNE 30,                  AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                        ---------------------   ---------------------------------------------------------
                                          1998        1997        1997        1996        1995        1994        1993
                                          ----        ----        ----        ----        ----        ----        ----
                                                                         ($ IN MILLIONS)
Income before income taxes and
  extraordinary item..................      199.9        78.5       187.7       100.5        61.8        65.0        45.6
Income tax expense(5).................       71.8        32.0        57.3        44.0        21.4        42.9        13.2
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
Income before extraordinary item......      128.1        46.5       130.4        56.5        40.4        22.1        32.4
Extraordinary item -- demutualization
  expenses, net.......................        9.7         2.4        13.3         0.0         0.0         0.0         0.0
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
Net income............................      118.4        44.1       117.1        56.5        40.4        22.1        32.4
                                        =========   =========   =========   =========   =========   =========   =========
Other comprehensive income (loss),
  net(6)..............................        9.9       (17.3)       33.0       (59.9)      191.5      (216.4)      141.6
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Comprehensive income (loss),
      net.............................  $   128.3   $    26.8   $   150.1   $    (3.4)  $   231.9   $  (194.3)  $   174.0
                                        =========   =========   =========   =========   =========   =========   =========
BALANCE SHEET DATA:(1)
General:
  General account assets..............  $12,753.6   $12,286.2   $12,493.3   $12,344.2   $12,531.9   $12,310.9   $12,397.1
  Separate account assets.............    6,127.5     4,873.0     5,403.1     4,171.7     3,153.5     2,355.8     2,001.4
  Assets transferred in Group Pension
    Transaction.......................    5,720.5     5,538.5     5,714.9     5,627.6     5,992.8     5,660.1     6,457.3
    Total assets......................   24,601.6    22,697.7    23,611.3    22,143.5    21,678.2    20,326.8    20,855.8
  Short-term debt.....................         --        41.5         0.0       153.0       157.8         0.7         2.3
  Long-term debt......................      418.9       273.4       423.6       269.7       420.6       504.0       458.5
  Policyholders' liabilities..........   10,042.2    10,068.7    10,060.7    10,070.6    10,199.7    10,250.7    10,271.9
  Separate account liabilities........    6,115.5     4,862.1     5,392.4     4,162.1     3,144.2     2,348.4     1,994.9
  Liabilities transferred in Group
    Pension Transaction(7)............    5,682.3     5,518.6     5,638.7     5,544.1     5,855.7     5,608.0     6,386.7
    Total liabilities.................   23,152.7    21,500.4    22,290.7    20,973.0    20,504.3    19,384.8    19,719.4
  Equity..............................    1,448.9     1,197.3     1,320.6     1,170.5     1,173.9       942.0     1,136.4
Real Estate and Mortgage Loans:(8)
  Real estate, to be disposed of......  $   339.1   $   578.6   $   621.2   $   434.8   $   717.4   $   611.3   $     0.0
  Real estate held for investment.....      452.5       649.7       495.9     1,070.4     1,179.8     1,527.5     2,024.5
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Subtotal..........................      791.6     1,228.3     1,117.1     1,505.2     1,897.2     2,138.8     2,024.5
  Mortgage loans on real estate.......    1,478.8     1,550.1     1,430.1     1,582.3     1,771.1     1,916.8     2,298.6
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Total real estate and mortgage
      loans on real estate............  $ 2,270.4   $ 2,778.4   $ 2,547.2   $ 3,087.5   $ 3,668.3   $ 4,055.6   $ 4,323.1
                                        =========   =========   =========   =========   =========   =========   =========
STATUTORY DATA:(9)
  Capital and surplus (10)............  $   849.8   $   719.6   $   835.4   $   703.5   $   689.0   $   680.1   $   600.2
  Asset valuation reserve ("AVR").....      332.9       318.5       348.6       317.7       285.3       244.0       238.2
                                        ---------   ---------   ---------   ---------   ---------   ---------   ---------
    Capital and surplus plus AVR......  $ 1,182.7   $ 1,038.1   $ 1,184.0   $ 1,021.2   $   974.3   $   924.1   $   838.4
                                        =========   =========   =========   =========   =========   =========   =========
  Net income..........................  $    13.3   $    43.3   $    88.5   $    62.7   $    58.0   $    87.5   $   118.7
                                        =========   =========   =========   =========   =========   =========   =========
OTHER DATA:
  Employee count......................      2,324       2,281       2,312       2,078       2,329       2,498       2,811
  Agent count(15).....................      2,352       1,835       2,216       2,092       2,094       2,146       2,174

                                                      AS OF AND FOR THE SIX
                                                           MONTHS ENDED            AS OF AND FOR THE YEAR ENDED
                                                             JUNE 30,                      DECEMBER 31,
                                                      ----------------------    -----------------------------------
                                                        1998         1997         1997         1996         1995
                                                      ---------    ---------    ---------    ---------    ---------
                                                                             ($ IN MILLIONS)
SEGMENT DATA:(1)(11)
  Protection Products:
  Premiums..........................................  $   343.8    $   403.4    $   817.0    $   837.4    $   845.1
  Universal life policy fees........................       41.8         30.3         74.9         63.4         53.9
  Net investment income and net realized gains on
    investments.....................................      397.0        304.7        611.9        605.3        501.5
  Group Pension Profits(3)..........................       22.7         28.2         60.0         59.5         61.7
  Other income......................................        8.5          9.2         34.9         28.2         23.3
                                                      ---------    ---------    ---------    ---------    ---------
    Total revenues..................................  $   813.8    $   775.8    $ 1,598.7    $ 1,593.8    $ 1,485.5
                                                      =========    =========    =========    =========    =========
  Income before income taxes........................  $   136.7    $    48.3    $   129.0    $   101.2    $    28.7
                                                      =========    =========    =========    =========    =========
  Policyholders' liabilities(12)....................  $10,102.9    $10,317.7    $10,105.7    $ 9,996.2    $ 9,936.3
  Separate account liabilities(13)..................    3,967.8      3,455.9      3,720.1      3,393.0      3,500.1
  Assets(14)........................................   16,218.3     15,291.9     15,776.5     15,158.5     15,213.2
Accumulation Products:
  Premiums..........................................  $     1.8    $     2.8    $     5.0    $     4.2    $     9.8
  Investment-type product fees......................       31.6         23.2         50.9         36.6         24.8
  Net investment income and net realized gains on
    investments.....................................       77.8         65.3        131.4        144.0        153.3
  Other income......................................       34.6         23.4         52.1         32.2         26.0
                                                      ---------    ---------    ---------    ---------    ---------
    Total revenues..................................  $   145.8    $   114.7    $   239.4    $   217.0    $   213.9
                                                      =========    =========    =========    =========    =========
  Income before income taxes........................  $    50.0    $    24.4    $    44.1    $    35.9    $    34.2
                                                      =========    =========    =========    =========    =========
  Policyholders' liabilities........................  $ 1,332.2    $ 1,493.0    $ 1,416.1    $ 1,601.7    $ 1,797.2
  Separate account liabilities......................    4,598.1      3,469.8      4,002.6      2,851.4      1,928.1
  Assets............................................    6,285.8      5,266.4      5,757.9      4,747.2      3,981.7
Other Products:
  Premiums..........................................  $     8.2    $     5.8    $    16.6    $    18.2    $    21.0
  Investment-type product fees......................        0.9          0.9          1.5          0.9          2.1
  Net investment income and net realized gains on
    investments.....................................       38.9         30.9         59.9         74.6         85.4
  Other income......................................       32.4         23.5         53.1         52.2         42.0
                                                      ---------    ---------    ---------    ---------    ---------
    Total revenues..................................  $    80.4    $    61.1    $   131.1    $   145.9    $   150.5
                                                      =========    =========    =========    =========    =========
  Income before income taxes........................  $    13.4    $     5.8    $    18.3    $     8.1    $     8.9
                                                      =========    =========    =========    =========    =========
  Policyholders' liabilities........................  $   480.0    $   321.9    $   513.4    $   542.4    $   694.8
  Separate account liabilities......................      565.1        630.3        547.7        625.6        613.3
  Assets............................................    1,209.8      1,327.1      1,234.2      1,417.1      1,713.3

---------------
 (1) Prior to 1996, the Company, as a mutual life insurance company, prepared its financial statements in conformity with accounting practices prescribed or permitted by the New York Insurance Department, which accounting practices were considered to be GAAP for mutual life insurance companies. As of January 1, 1996, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises, and Statement of Financial Accounting Standards ("SFAS") No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long Duration Participating Policies. Interpretation No. 40 and SFAS No. 120 require mutual life insurance companies to adopt all applicable authoritative GAAP pronouncements in their general purpose financial statements.

     See Note 5 to the Consolidated Financial Statements. Accordingly, the financial information presented in the Selected Consolidated Financial Information for periods prior to 1996 has been derived from financial information of the Company which has been retroactively restated to reflect the adoption of all applicable authoritative GAAP pronouncements. All such applicable pronouncements were adopted as of the effective date originally specified in each such pronouncement. However, if the effective date of a pronouncement was subsequent to the earliest financial information presented herein, the Company applied the accounting alternative available during such prior periods which was most consistent with the subsequent pronouncement. The following sets forth the significant accounting pronouncements with effective dates subsequent to the earliest financial information presented herein, the effective dates of their adoption by the Company and, if applicable, a description of the accounting followed by the Company for periods presented herein prior to the effective date of such pronouncements.

    - SFAS No. 114, Accounting by Creditors for Impairment of a Loan, was adopted on a retroactive basis for the year ended December 31, 1993 and subsequent years. For periods prior to the adoption of SFAS No. 114, the Company established a policy to record impairment losses for troubled loans based on discounted cash flows. The policy was substantially consistent with SFAS No. 114 except that impairment losses were reflected as permanent reductions in the cost basis of such loans. There was no material effect on the Company's financial statements as a result of the adoption of SFAS No. 114.

    - SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, was adopted on a retroactive basis as of December 31, 1993 and subsequent years.

    - SFAS No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises for Certain Long-Duration Participating Contracts, was adopted on a retroactive basis for the year ended December 31, 1992 and subsequent years.

    - SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, was adopted for the year ended December 31, 1994 and subsequent years. For periods prior to the adoption of SFAS No. 121, the Company had no material real estate that it intended to dispose of, and writedowns on impaired real estate were established if the undiscounted cash flows were less than the carrying value. In such cases, the asset was written down to the discounted cash flow amount. Accordingly, there was no material effect on the Company's financial statements as a result of the adoption of SFAS No. 121.

 (2) Includes writedowns for impairment and net changes in valuation allowances on real estate, mortgage loans and investment securities aggregating $5.5 million and $45.2 million for the six-month periods ended June 30, 1998 and 1997, respectively, and $76.0 million, $20.1 million, $54.3 million, $49.3 million and $8.0 million for the years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively.

 (3) The Group Pension Transaction occurred on December 31, 1993. See "Business -- The Group Pension Transaction".

 (4) Other operating costs and expenses for the year ended December 31, 1996 include: (i) approximately $27.6 million relating to settlements of, and reserves for, various legal disputes including lawsuits against the Company alleging market conduct improprieties (see Note 19 to the consolidated financial statements), (ii) $5.1 million of legal expenses relating to the aforementioned legal disputes and lawsuits and (iii) approximately $14.0 million relating to special termination benefits paid to certain employees under an early retirement program offered by the Company in April of 1996 (see Note 8 to the Consolidated Financial Statements).

 (5) As a mutual life insurance company, the Company is subject to the add-on (surplus) tax imposed on mutual life insurance companies under Section 809 of the Code. Section 809 requires (and the surplus tax results from) the disallowance of a portion of a mutual life insurance company's policyholder dividends as a deduction from taxable income. The income tax expense (benefit) amounts include $1.9 million, $4.4 million, $(5.8) million, $12.8 million, $0.0 million, $23.0 million and $0.3 million of surplus tax for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996, 1995, 1994 and 1993, respectively. See "Pro Forma Condensed Consolidated Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".

 (6) During 1997, the Company adopted SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for the reporting and display of comprehensive income and its components in general purpose financial statements. All periods presented herein reflect the adoption of SFAS No.
     130. For all periods presented, other comprehensive income consists only of the change in unrealized gains and losses on the Company's fixed maturity and equity securities and is presented net of the effect of such unrealized gains (losses) attributable to deferred acquisition costs and deferred Federal income taxes. See Note 12 to the Consolidated Financial Statements.

 (7) Includes liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $167.2 million, $191.6 million, $173.9 million, $204.4 million, $276.9 million, $1,090.9 million and $6,360.1 million as of June 30, 1998 and 1997 and December 31, 1997, 1996, 1995, 1994 and 1993, respectively (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

 (8) Amounts presented do not include real estate and mortgage loan assets transferred to AEGON in the Group Pension Transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

 (9) Statutory data have been derived from the Annual and Quarterly Statements of MONY and MLOA, as filed with insurance regulatory authorities.

(10) In accordance with accounting practices prescribed or permitted by the New York Insurance Department statutory capital and surplus includes $187.3 million, $72.3 million, $187.3 million, $72.3 million, $72.3 million and $72.3 million relating to the Company's outstanding surplus notes at June 30, 1998 and 1997 and December 31, 1997, 1996, 1995 and 1994, respectively.
     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and Note 17 to the Consolidated Financial Statements.

(11) During 1997, the Company adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in their annual and interim financial statements. The segment data presented herein reflect the adoption of SFAS No. 131 on a retroactive basis beginning with the year ended December 31, 1995. Excluded from the Company's operating segments are revenues, expenses, assets and liabilities relating to contracts issued by the Company with respect to its employee benefit plans, as well as any nonrecurring or unusual items. Such amounts constitute reconciling items in accordance with SFAS No. 131. Accordingly, see Note 6 to the Consolidated Financial Statements for a reconciliation of amounts reported for the Company's operating segments to such amounts reported in the Company's consolidated financial statements.

(12) Includes policyholder liabilities transferred in the Group Pension Transaction of $1,890.9 million, $2,086.3 million, $1,991.0 million, $2,158.1 million, and $2,315.1 million as of June 30, 1998 and 1997, and December 31, 1997, 1996, and 1995, respectively (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

(13) Includes separate account liabilities transferred in the Group Pension Transaction of $3,761.2 million, $3,397.2 million, $3,614.0 million, $3,358.3 million, and $3,495.4 million as of June 30,

     1998 and 1997, and December 31, 1997, 1996, and 1995, respectively (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

(14) Includes assets transferred in the Group Pension Transaction of $5,720.5 million, $5,538.5 million, $5,714.9 million, $5,627.5 million and $5,992.8 million as of June 30, 1998 and 1997, and December 31, 1997, 1996, and 1995, respectively (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

(15) Includes international agents of 134, 75, 96, 75, 53, 30 and 27 as of June 30, 1998 and 1997 and December 31, 1997, 1996, 1995, 1994 and 1993,
     respectively.

     For certain unaudited summary information with respect to the Company's results of operations for the three- and nine-month periods ended September 30, 1998 and 1997, and balance sheet data as of September 30, 1998, see "Recent Developments".

                              RECENT DEVELOPMENTS

     Set forth below is certain unaudited summary information with respect to the Company's results of operations for the three- and nine-month periods ended September 30, 1998 and 1997, and balance sheet data as of September 30, 1998. The results of operations for the three- and nine-month periods ended September 30, 1998 are not necessarily indicative of the results to be achieved for the full fiscal year.

                                                    THREE MONTHS ENDED     NINE MONTHS ENDED
                                                      SEPTEMBER 30,          SEPTEMBER 30,
                                                    ------------------    --------------------
                                                     1998       1997        1998        1997
                                                    -------    -------    --------    --------
                                                                 ($ IN MILLIONS)
CONSOLIDATED INCOME STATEMENT DATA:
Total revenues....................................  $463.4     $473.4     $1,507.9    $1,428.9
Total benefits and expenses.......................   402.7      418.8      1,247.3     1,295.8
                                                    ------     ------     --------    --------
Income before federal income tax expense and
  extraordinary item..............................    60.7       54.6        260.6       133.1
Income tax expense................................    19.5       10.3         91.3        42.3
                                                    ------     ------     --------    --------
Income before extraordinary item..................    41.2       44.3        169.3        90.8
Extraordinary item -- demutualization expenses,
  net.............................................     5.8        0.9         15.5         3.3
                                                    ------     ------     --------    --------
Net income........................................    35.4       43.4        153.8        87.5
Other comprehensive income, net of tax............    44.2       28.7         54.1        11.4
                                                    ------     ------     --------    --------
  Comprehensive income............................  $ 79.6     $ 72.1     $  207.9    $   98.9
                                                    ======     ======     ========    ========

                                                                   AS OF
                                                               SEPTEMBER 30,
                                                                   1998
                                                              ---------------
                                                              ($ IN MILLIONS)
CONSOLIDATED BALANCE SHEET DATA:
General account assets......................................     $12,682.5
Separate account assets.....................................       5,501.3
Assets transferred in Group Pension Transaction.............       5,721.9
                                                                 ---------
          Total assets......................................     $23,905.7
                                                                 =========
Long-term debt..............................................     $   373.7
Policyholder liabilities....................................      10,061.2
Separate account liabilities................................       5,490.8
Liabilities transferred in Group Pension Transaction........       5,649.7
Other liabilities...........................................         801.8
                                                                 ---------
          Total liabilities.................................      22,377.2
Retained earnings...........................................       1,356.3
Accumulated other comprehensive income......................         172.2
                                                                 ---------
Total equity................................................       1,528.5
Total liabilities and equity................................     $23,905.7
                                                                 =========

     The following summarizes the significant changes in revenues and expenses reported by the Company during the three- and nine-month periods ended September 30, 1998, as compared to the corresponding period in the prior year:

THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1998 COMPARED TO THREE-MONTH PERIOD ENDED SEPTEMBER 30, 1997

     Consolidated pre-tax earnings before extraordinary items for the three-month period ended September 30, 1998 was $60.7 million ($41.2 million after-tax), an increase of $6.1 million or 11.2% (a decrease of $3.1 million or 7.0% after-tax), as compared to $54.6 million ($44.3 million after-tax) reported for the corresponding period in the prior year. The Company's provision for income tax expense for the three-month periods ended September 30, 1998 and 1997 (including the tax effect of demutualization expenses) of approximately $19.5 million and $10.0 million, respectively, included a net credit of $1.9 million and $8.8 million, respectively, relating to revised estimates of the amount of surplus tax payable as of the periods then ended. The Company's effective tax rate before the surplus tax and extraordinary items was approximately 35% for the three-month periods ended September 30, 1998 and 1997. In addition, included in income for the three-month periods ended September 30, 1998 and 1997 were net realized gains on investments of $12.0 million and $14.4 million, respectively. Net realized gains on investments during the three-month period ended September 30, 1998 included gains of approximately $22.5 million from sales of real estate, gains of approximately $6.5 million on sales of fixed maturity securities, losses of approximately $10.1 million on sales of common stock, and approximately $9.9 million of other than temporary impairment charges, which primarily related to investments in foreign and emerging market government debt securities.

     Consolidated revenues were $463.4 million for the three months ended September 30, 1998, a decrease of $10.0 million or 2.1%, as compared to $473.4 million reported for the comparable period in the prior year. The decrease in revenues primarily resulted from:

         (i) a decrease in premiums of approximately $30.7 million, which primarily consisted of a decrease of $18.9 million relating to the transfer of the Company's disability income insurance business pursuant to the DI Transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"), lower new traditional life premiums of $1.2 million, lower single premiums of $3.0 million due to a reduction in the Company's dividend scale (substantially all single premiums result from policyholders electing to buy additional insurance coverage with dividends received on existing policies), and lower renewal traditional life premiums of $6.6 million,

         (ii) lower Group Pension Profits of approximately $4.6 million primarily resulting from the release, in the comparable prior period, of mortgage loan reserves, OFFSET IN PART BY

         (iii) an increase in investment income of approximately $13.0 million, which primarily consists of higher investment income from fixed maturities and investments in limited partnership interests, offset by lower investment income from investments in real estate, and

        (iv) higher fees of $5.2 million earned by the Company's mutual fund management operations.

     Consolidated benefits and expenses were $402.7 million for the three months ended September 30, 1998, a decrease of $16.1 million or 3.8%, as compared to $418.8 million reported in the comparable period in the prior year. The decrease in benefits and expenses primarily resulted from:

         (i) a decrease in benefits to policyholders of approximately $21.0 million, which primarily consisted of a decrease of $13.0 million relating to the transfer of the Company's disability income insurance business pursuant to the DI Transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"), lower surrenders on traditional business of approximately $6.4 million, higher death benefits on traditional business, net of reinsurance, of approximately $7.1 million, and a decrease in the change in reserves on traditional business of approximately $8.3 million consistent with a decline in the amount of in force, new and single traditional business, lower surrenders and higher death benefit payments,

         (ii) lower dividends of approximately $3.4 million due to a reduction, in the fourth quarter of 1997, in the interest component of the dividend scales on all dividend paying policies, OFFSET IN PART BY

        (iii) an increase in other operating costs and expenses of approximately $7.2 million, which consisted primarily of higher costs associated with addressing the Year 2000 issue, restructuring of the Company's career agency sales force and other strategic initiatives, higher sub-advisory fees and other expenses incurred by the Company's mutual fund management operations, higher commissions and other expenses incurred by the Company's broker-dealer operations, higher interest expense relating to the MONY Notes issued on December 30, 1997, and a decrease in the fair value of the Company's liability under its non-qualified pension plan.

NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1998 COMPARED TO NINE-MONTH PERIOD ENDED SEPTEMBER 30, 1997

     Consolidated pre-tax earnings before extraordinary items for the nine-month period ended September 30, 1998 was $260.6 million ($169.3 million after-tax), an increase of $127.5 million or 95.8% ($78.5 million or 86.5% after-tax), as compared to $133.1 million ($90.8 million after-tax) reported for the corresponding period in the prior year. The Company's provision for federal income taxes for the nine-month periods ended September 30, 1998 and 1997 (including the tax effect of demutualization expenses) was approximately $90.3 million and $40.6 million. The aforementioned federal income tax expense included no provision for surplus tax for the period ended September 30, 1998 and a net credit of approximately $4.4 million for the period ended September 30, 1997, which related to a revised estimate of the amount of surplus tax payable for the period then ended. The Company's effective tax rate before the surplus tax and extraordinary items was approximately 35% for the nine-month periods ended September 30, 1998 and 1997. In addition, included in income for the nine-month periods ended September 30, 1998 and 1997 were net realized gains on investments of $169.6 million and $57.0 million, respectively.

     Consolidated revenues were $1,507.9 million for the nine months ended September 30, 1998, an increase of $79.0 million or 5.5%, as compared to $1,428.9 million reported in the comparable period in the prior year. The increase in revenues primarily resulted from:

         (i) an increase of approximately $20.9 million in investment-type product policy fees,

         (ii) an increase in net investment income of approximately $11.1 million, which primarily consisted of lower depreciation expense on investments in real estate due to sales and additions to real estate to be disposed of, higher income from investments in limited partnership interests, higher investment expenses, and lower reinvestment rates during the period,

         (iii) higher realized gains on investments of approximately $112.6 million, which primarily consisted of lower valuation allowances on real estate to be disposed of approximately $42.7 million, higher realized gains on sales of real estate of approximately $92.4 million, higher gains on dispositions of bonds of approximately $12.5 million, higher mortgage prepayment and other gains of $9.6 million, lower gains on sales of common stock of $23.9 million, higher charges of approximately $10.7 million for other than temporary impairment of investments primarily related to foreign and emerging market government debt securities, and higher mortgage loan valuation allowances of approximately $10.4 million,

         (iv) higher fees of $16.0 million earned by the Company's mutual fund management operations,

         (v) higher commissions of $8.7 million earned by the Company's broker-dealer operations, OFFSET IN PART BY

         (vi) a decrease in premiums of approximately $84.5 million, which primarily consisted of a decrease of $55.5 million relating to the transfer of the Company's disability income insurance business pursuant to the DI Transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"), lower new traditional life premiums of $5.5 million, lower single premiums of $8.4 million due to a reduction in the Company's dividend scale, and lower renewal traditional life premiums of $15.5 million, and

        (vii) lower Group Pension Profits of approximately $10.1 million primarily resulting from higher valuation allowances in 1998 for impaired mortgages and the release of mortgage loan reserves in the comparable prior period.

     Consolidated benefits and expenses were $1,247.3 million for the nine months ended September 30, 1998, a decrease of $48.5 million or 3.7%, as compared to $1,295.8 million reported in the comparable period in the prior year. The decrease in benefits and expenses primarily resulted from:

         (i) a decrease in benefits to policyholders of approximately $65.2 million, which primarily consisted of a decrease of $50.9 million relating to the transfer of the Company's disability income insurance business pursuant to the DI Transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations"), lower surrenders on traditional business of approximately $10.3 million, higher death benefits, net of reinsurance, of approximately $13.2 million relating primarily to traditional and variable universal life business, and a decrease in the change in reserves on traditional business of approximately $20.3 million consistent with a decline in the amount of in force, new and single traditional business, lower surrenders and higher death benefit payments,

         (ii) lower dividends of approximately $12.8 million due to a reduction in the fourth quarter of 1997 in the interest component of the dividend scales on all policies, OFFSET IN PART BY

          (iii) an increase in other operating costs and expenses of approximately $34.4 million, which primarily consisted of Year 2000 costs, costs incurred in restructuring the Company's career agency sales force and other strategic initiatives, higher sub-advisory fees and other expenses incurred by the Company's mutual fund management operations, higher commissions and other expenses incurred by the Company's broker-dealer operations, higher interest expense primarily relating to the MONY Notes issued on December 30, 1997, and a decrease relating to a reduction in the fair value of the Company's liability under its non-qualified pension plan.

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

     The pro forma condensed consolidated financial information (the "Pro Forma Information") presented below gives effect to (i) the Transaction and (ii) the establishment of the Closed Block as if the Transaction and the establishment of the Closed Block had occurred as of June 30, 1998 for purposes of the pro forma condensed consolidated balance sheet and as of January 1, 1997 for purposes of the pro forma condensed consolidated statements of income and comprehensive income. The Pro Forma Information has been prepared based on the Plan and certain assumptions set forth below. See "The Demutualization".

     The basic assumptions used in the Pro Forma Information are as follows: (i) the pro forma Closed Block liabilities exceed the pro forma Closed Block assets at June 30, 1998 by $1,152.8 million, (ii) 11,250,000 shares of Common Stock are issued in the Offerings at the initial public offering price of $23.50 per share, (iii) a total of 35.7 million shares of Common Stock are allocated to policyholders under the Plan, (iv) 1.6 million shares of Common Stock are allocated but not issued to policyholders who, under the Plan, receive payments in the form of cash or Policy Credits rather than in shares of Common Stock at a per share price equal to the initial public offering price of $23.50 per share,
(v) the Warrants are not exercised, (vi) a Federal income tax rate of 35% is used to show the income tax effects of the pro forma adjustments, (vii) the Underwriters' over-allotment options are not exercised and (viii) the Convertible Preferred Stock is not issued.

     The Pro Forma Information reflects gross and net proceeds of the Offerings of $264.4 million and $245.3 million, respectively. Of these net proceeds, it is assumed that (i) approximately $20.2 million will be used to pay cash to Eligible Policyholders pursuant to the terms of the Plan, including the amount used to pay cash pursuant to an expression of a preference to receive cash in lieu of Common Stock, which amount will not exceed 25% of the net proceeds of the Offerings, (ii) the Holding Company will contribute to MONY cash in the amount of approximately $17.0 million to fund the Policy Credits to be credited to Eligible Policyholders, (iii) $168.1 million will be contributed by the Holding Company to MONY as a capital contribution (which includes $38.0 million for reimbursement of the after-tax cost of nonrecurring expenses directly attributable to the Demutualization) and (iv) the remainder of $40.0 million will be retained by the Holding Company to pay expenses of, and provide working capital for, the Holding Company, as well as to pay dividends on the stock of the Holding Company and for other general corporate purposes. See "Use of Proceeds".

     The Demutualization will be accounted for using the historical carrying liabilities of the Company.

     The Pro Forma Information is based on available information and on assumptions management believes are reasonable and that reflect the effects of the Transaction and the establishment of the Closed Block. The Pro Forma Information is provided for informational purposes only and should not be construed to be indicative of the Company's consolidated financial position or its consolidated results of operations had the Transaction and the establishment of the Closed Block been consummated on the dates assumed, and does not in any way represent a projection or forecast of the Company's consolidated financial position or consolidated results of operations for any future date or period.

     The Pro Forma Information should be read in conjunction with the historical consolidated financial statements of the Company included elsewhere in this Prospectus and with the information set forth under "The Demutualization", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock".

                 PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                                                                      AS OF JUNE 30, 1998
                                                    -------------------------------------------------------
                                                                 ESTABLISHMENT
                                                                 OF THE CLOSED    TRANSACTION
                                                    HISTORICAL     BLOCK(1)      ADJUSTMENTS(2)   PRO FORMA
                                                    ----------   -------------   --------------   ---------
                                                                        ($ IN MILLIONS)
ASSETS:
Investments:
  Securities available-for-sale at fair value
    Fixed maturities..............................  $ 6,282.4      $(3,397.7)      $              $ 2,884.7
    Equity securities.............................      378.1                                         378.1
  Mortgage loans on real estate...................    1,478.8         (525.1)                         953.7
  Policy loans....................................    1,252.6       (1,197.3)                          55.3
  Real estate to be disposed of...................      339.1                                         339.1
  Real estate held for investment.................      452.5                                         452.5
  Other invested assets...........................       57.0           (0.5)                          56.5
                                                    ---------      ---------       ---------      ---------
        Total investments.........................   10,240.5       (5,120.6)                       5,119.9
Cash and cash equivalents.........................      492.4         (120.8)      $   (20.2)A        581.7
                                                                                       (15.0)B
                                                                                       245.3 C
Accrued investment income.........................      192.3         (120.7)                          71.6
Amounts due from reinsurers.......................      579.8         (127.2)                         452.6
Premiums receivable...............................       19.2          (15.9)                           3.3
Deferred policy acquisition costs.................      990.0         (576.1)                         413.9
Other assets......................................      239.4           (0.3)                         239.1
Assets transferred in Group Pension
  Transaction.....................................    5,720.5                                       5,720.5
Separate account assets...........................    6,127.5                                       6,127.5
Closed Block assets...............................                   6,081.6                        6,081.6
                                                    ---------      ---------       ---------      ---------
        Total assets..............................  $24,601.6      $      --       $   210.1      $24,811.7
                                                    =========      =========       =========      =========
LIABILITIES:
Future policy benefits............................  $ 7,543.0      $(6,618.9)      $    17.0 A    $   941.1
Policyholders' account balances...................    2,249.1         (295.9)                       1,953.2
Other policyholder liabilities....................      250.1         (159.6)                          90.5
Amounts due to reinsurers.........................       96.4          (96.0)                           0.4
Accounts payable and other liabilities............      634.7          (54.4)                         580.3
Short-term debt...................................        0.0                                            --
Long-term debt....................................      418.9                                         418.9
Current federal income taxes payable..............      145.9           (9.6)                         136.3
Deferred federal income taxes.....................       16.8                                          16.8
Liabilities transferred in Group Pension
  Transaction.....................................    5,682.3                                       5,682.3
Separate account liabilities......................    6,115.5                                       6,115.5
Closed Block liabilities..........................                   7,234.4                        7,234.4
                                                    ---------      ---------       ---------      ---------
        Total liabilities.........................   23,152.7             --            17.0       23,169.7
EQUITY:
Common Stock, $0.01 par value; 400 million shares
  authorized; 1,000 shares issued and outstanding
  historical; 45.4 million shares issued and
  outstanding pro forma...........................                                       0.1 C          0.5
                                                                                         0.4 D
Preferred Stock, $0.01 par value; 100 million
  shares authorized; no shares issued and
  outstanding.....................................
Capital in excess of par..........................                                     245.2 C      1,513.5
                                                                                     1,268.3 D
Retained earnings.................................    1,320.9                          (37.2)A
                                                                                       (15.0)B
                                                                                    (1,268.7)D
Accumulated other comprehensive income............      128.0                                         128.0
                                                    ---------      ---------       ---------      ---------
        Total equity..............................    1,448.9             --           193.1        1,642.0
                                                    ---------      ---------       ---------      ---------
        Total liabilities and equity..............  $24,601.6      $      --       $   210.1      $24,811.7
                                                    =========      =========       =========      =========

         The accompanying notes are an integral part of this Pro Forma
                     Condensed Consolidated Balance Sheet.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                            AND COMPREHENSIVE INCOME

                                                   FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                          ---------------------------------------------------------
                                                        ESTABLISHMENT
                                                           OF THE         TRANSACTION
                                          HISTORICAL   CLOSED BLOCK(1)   ADJUSTMENTS(3)   PRO FORMA
                                          ----------   ---------------   --------------   ---------
                                                   ($ IN MILLIONS, EXCEPT PER SHARE DATA)
REVENUES:
Premiums................................   $  353.8        $(299.6)          $             $ 54.2
Universal life and investment-type
  product policy fees...................       74.3             --                           74.3
Net investment income...................      357.7         (184.0)                         173.7
Net realized gains on investments.......      157.6           (7.5)                         150.1
Group Pension Profits...................       22.7             --                           22.7
Other income............................       78.4           (0.8)                          77.6
Contribution from the Closed Block......                      26.6                           26.6
                                           --------        -------           ------        ------
          Total revenues................    1,044.5         (465.3)                         579.2
BENEFITS AND EXPENSES:
Benefits to policyholders...............      379.7         (309.7)                          70.0
Interest credited to policyholders'
  account balances......................       61.2           (3.7)                          57.5
Amortization of deferred policy
  acquisition costs.....................       70.8          (40.8)                          30.0
Dividends to policyholders..............      108.4         (106.9)                           1.5
Other operating costs and expenses......      224.5           (4.2)                         220.3
                                           --------        -------           ------        ------
          Total benefits and expenses...      844.6         (465.3)                         379.3
                                           --------        -------           ------        ------
Income before income taxes and
  extraordinary item....................      199.9             --                          199.9
Income tax expense......................       71.8             --             (1.9) C       69.9
                                           --------        -------           ------        ------
Income before extraordinary item........      128.1             --              1.9         130.0
Other comprehensive income, net.........        9.9             --                            9.9
                                           --------        -------           ------        ------
          Comprehensive income before
            extraordinary item..........   $  138.0        $    --           $  1.9        $139.9
                                           ========        =======           ======        ======
Shares used in the calculation of basic
  and diluted income before
  extraordinary item per share (Note
  3(D)).................................                                                     45.4
                                                                                           ======
Basic and diluted income before
  extraordinary item per share..........
                                                                                           $ 2.87
                                                                                           ======

         The accompanying notes are an integral part of this Pro Forma Condensed Consolidated Statement of Income and Comprehensive Income.

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME
                            AND COMPREHENSIVE INCOME

                                                   FOR THE YEAR ENDED DECEMBER 31, 1997
                                       -------------------------------------------------------------
                                                     ESTABLISHMENT OF
                                                        THE CLOSED        TRANSACTION
                                       HISTORICAL        BLOCK(1)        ADJUSTMENTS(3)    PRO FORMA
                                       ----------    ----------------    --------------    ---------
                                                  ($ IN MILLIONS, EXCEPT PER SHARE DATA)
REVENUES:
Premiums.............................   $  838.6         $(670.2)            $              $168.4
Universal life and investment-type
  product policy fees................      127.3              --                             127.3
Net investment income................      733.0          (375.0)                            358.0
Net realized gains on investments....       72.1            (7.2)                             64.9
Group Pension Profits................       60.0              --                              60.0
Other income.........................      145.4              --                             145.4
Contribution from the Closed Block...         --            71.4                              71.4
                                        --------         -------             ------         ------
          Total revenues.............    1,976.4          (981.0)                            995.4
BENEFITS AND EXPENSES:
Benefits to policyholders............      840.1          (672.8)                            167.3
Interest credited to policyholders'
  account balances...................      139.4              --                             139.4
Amortization of deferred policy
  acquisition costs..................      181.2           (81.5)                             99.7
Dividends to policyholders...........      224.3          (221.3)                              3.0
Other operating costs and expenses...      403.7            (5.4)              10.9A         409.2
                                        --------         -------             ------         ------
          Total benefits and
            expenses.................    1,788.7          (981.0)              10.9          818.6
                                        --------         -------             ------         ------
Income before income taxes and
  extraordinary item.................      187.7              --              (10.9)         176.8
Income tax expense...................       57.3              --               (3.8)          53.5
                                        --------         -------             ------         ------
Income before extraordinary item.....      130.4              --               (7.1)         123.3
Other comprehensive income, net......       33.0              --                              33.0
                                        --------         -------             ------         ------
          Comprehensive income before
            extraordinary item.......   $  163.4         $    --             $ (7.1)        $156.3
                                        ========         =======             ======         ======
Shares used in the calculation of
  basic and diluted income before
  extraordinary item per share (Note
  3(D)):.............................                                                         45.4
                                                                                            ======
Basic and diluted income before
  extraordinary item per share.......                                                       $ 2.72
                                                                                            ======

         The accompanying notes are an integral part of this Pro Forma Condensed Consolidated Statement of Income and Comprehensive Income.

---------------
(1) The Plan provides for the establishment of the Closed Block. See "The Demutualization -- Establishment and Operation of the Closed Block".

  - The establishment of the Company's Closed Block, including the policy liabilities and the assets included therein, is subject to the review and approval of the New York Insurance Department. For purposes of making such determination the Company formed a pro forma Closed Block at January 1, 1998, as required by the New York Insurance Law. In this regard, the Company established bookkeeping records to specifically segregate the assets and liabilities in the pro forma Closed Block, as if the Closed Block had been formed on January 1, 1998. The pro forma Closed Block (including the amount and type of both the assets and liabilities to be included therein) was reviewed by the New York Insurance Department. The Company will account for the activity on the assets and liabilities in the pro forma Closed Block subsequent to January 1, 1998 through to the Plan Effective Date, as well as assets and liabilities on any new business written after January 1, 1998 which, pursuant to the Plan, is required to be included in the Closed Block. At the Plan Effective Date the Closed Block will actually be formed and will include the assets and liabilities included in the pro forma Closed Block established on January 1, 1998 adjusted for the aforementioned activity, including the assets and liabilities on new business written after January 1, 1998 (hereafter collectively referred to as the "Activity"). The Closed Block amounts in the Pro Forma Condensed Consolidated Balance Sheet at June 30, 1998 (which gives effect to the Transaction and the establishment of the Closed Block as if the Transaction and the establishment of the Closed Block had occurred as of June 30, 1998) represent the actual assets and liabilities in the pro forma Closed Block as of January 1, 1998, adjusted to reflect the Activity referred to above from such date through June 30, 1998.

    The Closed Block amounts in the Pro Forma Condensed Consolidated Statement of Income and Comprehensive Income for the Six Months Ended June 30, 1998 (which gives effect to the Transaction and the establishment of the Closed Block as if the Transaction and the establishment of the Closed Block had occurred as of January 1, 1997) represent the Activity during such six-month period, adjusted to exclude (i) revenues and benefits relating to new business written during such six-month period, and (ii) revenues and benefits during such six-month period from new business written during the year ended December 31, 1997. Such adjustments were necessary because after the Plan Effective Date, which for purposes of pro forma income statement data was assumed to have occurred as of January 1, 1997, new business will be written on policies and contracts which will be outside of the Closed Block. See "The Demutualization -- Establishment and Operation of the Closed Block".

    The Closed Block amounts in the Pro Forma Condensed Consolidated Statement of Income and Comprehensive Income for the year ended December 31, 1997 (which gives effect to the Transaction and the establishment of the Closed Block as if the Transaction and the establishment of the Closed Block had occurred as of January 1, 1997) were determined as follows: (i) premiums and substantially all benefits and expenses relating to the policies to be included in the Closed Block were derived from the actual records of the Company for the year then ended (such amounts were adjusted to exclude revenues and benefits relating to new business written during the year ended December 31, 1997 because after the Plan Effective Date, which for purposes of pro forma income statement data was assumed to have occurred as of January 1, 1997, new business will be written on policies and contracts which will be outside of the Closed Block) and (ii) investment income and realized gains for the year then ended were allocated to the Closed Block. The pro forma amount of investment income and realized gains allocated to the Closed Block for the year ended December 31, 1997 was determined as follows: (a) liabilities relating to the various policy types included in the Closed Block as of January 1, 1997 were derived from the actual records of the Company, (b) the amount of Closed Block invested assets was imputed to be equal to an amount such that the percentage of Closed Block invested assets to Closed Block liabilities at January 1, 1997 was equal to such percentage at January 1, 1998, (c) the composition of Closed Block invested assets at

  January 1, 1997 was assumed to be consistent with that as of January 1, 1998,
  (d) the average amounts of invested assets by type held during the year ended December 31, 1997 were calculated, (e) the actual yields (investment income and realized gains) during the year ended December 31, 1997 for each such asset type was applied to the aforementioned average amounts to determine the aggregate investment income and realized gains allocated to the Closed Block for the year then ended.

- Assets and liabilities allocated to the Closed Block on the pro forma condensed consolidated balance sheet are reflected at their June 30, 1998 carrying values. The Closed Block will not be formed until the Plan Effective Date and, accordingly, the actual assets and liabilities ultimately allocated to the Closed Block and the carrying values thereof will not be known until such date. However, the allocation of assets and liabilities to the Closed Block as of the Plan Effective Date is not expected to differ materially from the allocation reflected in the pro forma condensed consolidated balance sheet. See "The Demutualization -- Closed Block Assets and Liabilities". The methodology for determining the amount of assets required to fund the Closed Block and the liabilities to be included in the Closed Block is prescribed by the New York Insurance Department. The methodology used considers historical information about the policies to be included in the Closed Block together with management's assumptions that underlie the current dividend scales of such policies (e.g. mortality rates, asset yield rates and policy lapse rates).

- The Contribution from the Closed Block, as further described below, reflected in the pro forma condensed consolidated statements of income and comprehensive income is not necessarily indicative of the Closed Block's contribution had the Closed Block been established as of January 1, 1997 or of the expected contribution for any future period and is based on the assumption that the actual contribution from the Closed Block equals the expected contribution from the Closed Block for the six month period ended June 30, 1998 and the year ended December 31, 1997.

- The Closed Block is designed to give reasonable assurance to owners of policies included in the Closed Block that assets will be available to support such policies, including maintaining dividend scales in effect at the time of the Demutualization, if the experience underlying such dividend scales continues and for appropriate adjustments in such scales if the experience changes. The assets, including the revenues therefrom, allocated to the Closed Block will inure solely to the benefit of the owners of policies included in the Closed Block.

- The Company will allocate to the Closed Block an amount of assets at the Plan Effective Date that are expected to produce cash flows which, together with anticipated cash flows from the Closed Block Business subsequent to the Plan Effective Date, are reasonably expected to be sufficient to fund the Closed Block liabilities. In determining the amount of assets to be allocated to the Closed Block on the Plan Effective Date, management has made certain estimates and assumptions regarding the expected cash flows from the Closed Block assets and the Closed Block Business subsequent to the Plan Effective Date, including estimates and assumptions regarding investment cash flows, mortality, persistency and expenses which are to be funded in the Closed Block. The assets and liabilities allocated to the Closed Block will be recorded in the Company's financial statements at their historical carrying values. The carrying value of the assets allocated to the Closed Block will be less than the carrying value of the Closed Block liabilities at the Plan Effective Date. The excess of the Closed Block liabilities over the Closed Block assets at the Plan Effective Date represents the total estimated future post-tax contribution expected to emerge from the operation of the Closed Block, which will be recognized in the Company's income over the period the policies and the contracts in the Closed Block remain in force.

- The estimated net cash flows assumed in determining the Closed Block funding consist of premiums from policies included in the Closed Block, investment income from Closed Block assets, proceeds from maturities and dispositions of Closed Block assets, less benefits paid on Closed Block policies, certain expenses (including taxes) funded in the Closed Block and dividends on Closed Block policies based on current payable dividend scales. To the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, more favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be greater than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Conversely, to the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, less favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be less than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Accordingly, the recognition of the aforementioned estimated future post-tax contribution expected to emerge from the operation of the Closed Block is not affected by the aggregate actual experience of the Closed Block assets and the Closed Block Business subsequent to the Plan Effective Date, except in the unlikely event that the Closed Block assets and the actual experience of the Closed Block Business subsequent to the Plan Effective Date are not sufficient to pay the guaranteed benefits on the Closed Block policies, in which case the Company will be required to fund any such deficiency from its general account assets outside of the Closed Block. In addition, MONY has undertaken to reimburse the Closed Block from its general account assets outside the Closed Block for any reduction in principal payments due on the Series A Notes (which have been allocated to the Closed Block) pursuant to the terms thereof, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Group Pension Transaction". Since the Closed Block will be funded to provide for payment of guaranteed benefits on such policies and, in addition, for continuation of dividends paid under current payable dividend scales, it will not be necessary to use general funds to pay guaranteed benefits unless the Closed Block Business experiences very substantial ongoing adverse experience in investment, mortality, persistency or other experience factors.

  - As a result of the establishment of the Closed Block, certain line items in the Company's financial statements subsequent to the establishment of the Closed Block will reflect material reductions in reported amounts, as compared to years prior to the establishment of the Closed Block, while having no effect on net income. The actual results of the Closed Block assets and the Closed Block Business will be reflected as a single line item in the Company's statements of income entitled, "Contribution from the Closed Block", whereas, prior to the establishment of the Closed Block, the results from the underlying business were reported in various line items in the Company's income statements, including premiums, investment income, net realized gains and losses on investments, benefits, amortization of deferred acquisition costs, etc. The Contribution from the Closed Block is expected to be equal to the periodic amortization of the gain resulting from the difference between the carrying value of the assets allocated to the Closed Block and the Closed Block liabilities at the Plan Effective Date. In addition, all assets and liabilities allocated to the Closed Block will be reported in the Company's statement of financial position separately under the captions "Closed Block assets" and "Closed Block liabilities", respectively.

  - The pre-tax contribution from the Closed Block includes only those revenues, benefit payments, dividends, premium taxes, state guaranty fund assessments and investment expenses considered in funding the Closed Block. However, many expenses associated with operating the Closed Block and administering the policies included therein will be excluded from and, accordingly, not funded in the Closed Block. These expenses will be reported in the Company's statement of operations, outside of the contribution from the Closed Block, consistent with how they are funded. Such expenses will be reported in the separate line items to which they apply based on the nature of such expenses. Management expects that such expenses will be included and reported as Other Operating Costs and Expenses in the Company's statement of operations, unless any individual expense item is considered to be significant, in which case such item or items will be reported separately in the Company's statement of operations. Federal income taxes applicable to the Closed Block, which will be funded in the Closed Block, will be reflected as a component of federal income tax expense in the Company's statement of operations.

(2) The following adjustments reflect the pro forma effects of the Transaction on the pro forma condensed consolidated balance sheet:

        (A) Represents the payment of cash in lieu of the distribution of Common Stock to certain Eligible Policyholders allocated approximately 0.9 million shares of Common Stock and the provision of Policy Credits by MONY in lieu of the distribution of Common Stock to certain Eligible Policyholders allocated approximately 0.7 million shares of Common Stock at a per share price equal to the initial public offering price of $23.50 per share.

        (B) Represents $15.0 million for the estimated after-tax cost of additional nonrecurring expenses related to the Demutualization assumed to be incurred as of the date of the pro forma condensed consolidated balance sheet. Such expenses will be reported as extraordinary expenses.

        (C) Represents the gross proceeds of $264.4 million from the sale of 11,250,000 shares of Common Stock in the Offerings, less Common Stock issue costs of $19.1 million. Issue costs include amounts for underwriting discounts and expenses.

        (D) Represents the reclassification of retained earnings to reflect MONY's conversion to a stock life insurance company and the distribution of 34.1 million shares of Common Stock to Eligible Policyholders.

(3) The following represents the pro forma effects of the Transaction on the pro forma condensed consolidated statements of income and comprehensive income:

        (A) Represents an adjustment to reflect interest expense on the MONY Notes and amortization of related debt issuance costs as if the MONY Notes were issued, outstanding and accruing interest since January 1, 1997.

        (B) Represents the income tax effects of the pro forma adjustment to reflect interest expense on the MONY Notes and amortization of related debt issuance costs as if the MONY Notes were issued, outstanding and accruing interest since January 1, 1997.

        (C) Represents the elimination of the add-on (surplus) tax applicable to mutual life insurance companies. The adjustment reflects the elimination of the current estimate of the add-on (surplus) tax provision, net of the credit to revise the estimate of the provision of the prior year. The Company will no longer be subject to the add-on (surplus) tax after conversion to a stock life insurance company.

        (D) The number of shares (in millions) used in the calculation of basic and diluted net income per common share follows:

                                                      NUMBER OF SHARES
                                                      ----------------
Shares allocated to Eligible Policyholders........          35.7
Less: estimated shares allocated to Eligible
  Policyholders who receive cash or Policy
  Credits.........................................           1.6
                                                            ----
Shares distributed to Eligible Policyholders......          34.1
                                                            ----
Shares issued in the Offerings....................          11.3
                                                            ----
          Total outstanding shares of Common Stock
            before exercise of Warrants...........          45.4
                                                            ====

          (E) The pro forma condensed consolidated statements of income and comprehensive income do not reflect certain nonrecurring expenses of $38.0 million net of tax directly attributable to the Demutualization. Such expenses will be reported as extraordinary expenses. Approximately $9.7 million and $13.3 million of such expenses were incurred and recognized as extraordinary expenses in the Company's consolidated statements of income and comprehensive income for the six month period ended June 30, 1998 and the year ended December 31, 1997, respectively.

(4) Presented below is certain summarized financial information with respect to the pro forma assets and liabilities allocated to the Closed Block as of June 30, 1998, as well as the related pro forma revenues, expenses and contribution from the Closed Block for the six months ended June 30, 1998 and the year ended December 31, 1997 ($ in millions):

                                                                JUNE 30, 1998
                                                                -------------
ASSETS:
Fixed maturities available for sale at estimated fair
  value.....................................................      $3,397.7
Mortgage loans on real estate...............................         525.1
Policy loans................................................       1,197.3
Other invested assets.......................................           0.5
                                                                  --------
          Total investments.................................       5,120.6
Cash and cash equivalents...................................         120.8
Accrued investment income...................................         120.7
Amounts due from reinsurers.................................         127.2
Premiums receivable.........................................          15.9
Deferred policy acquisition costs...........................         576.1
Other assets................................................           0.3
                                                                  --------
          Total Closed Block assets.........................      $6,081.6
                                                                  ========
LIABILITIES:
Future policy benefits......................................      $6,618.9
Policyholders' account balances.............................         295.9
Other policyholder liabilities..............................         159.6
Amounts due to reinsurers...................................          96.0
Accounts payable and other liabilities......................          54.4
Current federal income taxes payable........................           9.6
                                                                  --------
          Total Closed Block liabilities....................      $7,234.4
                                                                  ========

                                                   SIX MONTHS       YEAR ENDED
                                                      ENDED        DECEMBER 31,
                                                  JUNE 30, 1998        1997
                                                  -------------    -------------
REVENUES:
Premiums........................................      299.6             670.2
Net investment income...........................      184.0             375.0
Net realized gains on investments...............        7.5               7.2
Other income....................................        0.8
                                                     ------           -------
          Total revenues........................      491.9           1,052.4
BENEFITS AND EXPENSES:
Benefits to policyholders.......................      309.7             672.8
Interest credit to policyholders' account
  balances......................................        3.7
Amortization of deferred policy acquisition
  costs.........................................       40.8              81.5
Dividends to policyholders......................      106.9             221.3
Other operating costs and expenses..............        4.2               5.4
                                                     ------           -------
          Total benefits and expenses...........      465.3             981.0
                                                     ------           -------
Contribution from Closed Block..................     $ 26.6           $  71.4
                                                     ======           =======

     The amortized cost, gross unrealized gains and losses, and estimated fair value of fixed maturity securities allocated to the Closed Block at June 30, 1998 are as follows ($ in millions):

                                                               GROSS         GROSS       ESTIMATED
                                                AMORTIZED    UNREALIZED    UNREALIZED     MARKET
TYPE                                              COST         GAINS         LOSSES        VALUE
----                                            ---------    ----------    ----------    ---------
US Treasuries/Other Agencies..................  $   48.1       $  0.9         $0.0       $   49.0
CMOs:
-Government Agency............................     219.3          3.4          0.0          222.7
-Non Agency Backed............................      54.3          1.6          0.0           55.9
Other Mortgage/Asset Backed:
-Government Agency............................      24.4          0.1          0.1           24.4
-Non Agency Backed............................     155.0          5.6          0.0          160.6
Utilities.....................................     449.4         23.9          1.0          472.3
Corporate Bonds...............................   2,321.5         98.1          6.8        2,412.8
                                                --------       ------         ----       --------
          Totals..............................  $3,272.0       $133.6         $7.9       $3,397.7
                                                ========       ======         ====       ========

     The amortized cost and estimated fair value, by contractual maturity dates (excluding scheduled sinking funds), of fixed maturity securities allocated to the Closed Block as of June 30, 1998 are as follows ($ in millions):

                                                                                ESTIMATED
                                                              AMORTIZED COST    FAIR VALUE
                                                              --------------    ----------
Due in one year or less.....................................     $   35.8        $   36.1
Due after one year through five years.......................        782.7           795.5
Due after five years through ten years......................      1,438.3         1,507.5
Due after ten years.........................................        562.2           595.0
                                                                 --------        --------
          Subtotal..........................................      2,819.0         2,934.1
Mortgage Backed Securities..................................        453.0           463.6
                                                                 --------        --------
          Total.............................................     $3,272.0        $3,397.7
                                                                 ========        ========

     The following table sets forth the carrying value of mortgage loans allocated to the Closed Block as of June 30, 1998 by contractual maturity ($ in millions):

                                                              CARRYING    % OF
                                                               VALUE      TOTAL
                                                              --------    -----
1 year or less..............................................   $ 59.4      11.3%
Over 1 year but less than or equal to 2 years...............     44.4       8.5
Over 2 years but less than or equal to 3 years..............     51.0       9.7
Over 3 years but less than or equal to 4 years..............     55.0      10.5
Over 4 years but less than or equal to 5 years..............     41.9       8.0
Over 5 years but less than or equal to 6 years..............     27.8       5.3
Over 6 years but less than or equal to 7 years..............     22.8       4.3
Over 7 years but less than or equal to 8 years..............     30.1       5.7
Over 8 years but less than or equal to 9 years..............     30.0       5.7
Over 9 years but less than or equal to 10 years.............     17.5       3.3
Over 10 years...............................................    145.2      27.7
                                                               ------     -----
          Total.............................................   $525.1     100.0%
                                                               ======     =====

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion addresses the consolidated financial condition and results of operations of the Company for the periods indicated. This discussion should be read in conjunction with the "Selected Consolidated Financial Information", the "Pro Forma Condensed Consolidated Financial Information", the Consolidated Financial Statements and related footnotes, the Unaudited Interim Condensed Consolidated Financial Statements and other financial information included elsewhere in this Prospectus.

HISTORICAL OVERVIEW

     During the 1980s, the Company, under its previous management team, adopted a strategy designed to diversify the Company's operations and asset mix in response to growing support for the deregulation of the financial services industry and competition from savings products offered by banks, savings and loan associations, mutual funds, life insurance companies and other financial institutions. As a result of this strategy, the Company (i) acquired businesses offering fund management and mortgage banking services, (ii) began to offer interest-sensitive life insurance and annuity products and (iii) increased its investment in commercial mortgage loans, real estate and below investment grade fixed maturity securities to maximize investment income and support its interest-sensitive products and other lines of business.

     In response to higher interest rates in the 1980s many life insurance companies, including the Company, invested funds in higher yielding but higher risk assets to fund the crediting rates on their insurance products at levels which were necessary for them to compete effectively with rates on investment products offered by other financial institutions. At the time, investments in commercial mortgages, real estate and below investment grade fixed maturity securities consistently generated returns which outperformed other investments available to insurance companies. As a result, many companies in the life insurance industry, including the Company, increased their exposure to such assets during the 1980s. At its peak in 1990, the Company's exposure to such assets was approximately 50.0% of general account assets as determined in accordance with SAP. However, by the late 1980s, prompted by the repeal of tax laws favorable to real estate development with the passage of the Tax Reform Act of 1986, the savings and loan crisis, and overcapacity in the real estate markets across the country, commercial mortgage loan and real estate investments began to experience financial pressure and become increasingly illiquid. As a result, the market values of such assets began to decline. In addition, in the early 1990s several highly publicized failures of financial institutions highlighted their exposures to below investment grade fixed maturity securities resulting in regulatory actions requiring the divestiture of such securities which led to a significant decrease in the market value of such securities. Due to the Company's high exposure to such assets as determined in accordance with SAP, its financial condition began to deteriorate and the Company's financial strength ratings were downgraded in the 1989-1990 period.

     During 1989, the Company's current management team was assembled and the Company adopted a new strategy designed to strengthen its financial position. Under this strategy, the Company focused on: (i) its core businesses of individual protection products, annuities, mutual funds and investment securities and (ii) its key markets of small business owners and higher income individuals, particularly family builders and pre-retirees. Significant specific actions taken by the Company's current management team since 1989 have included:

     - Repositioning the Company's product mix and upgrading the Company's sales force

          - Focusing on building its accumulation business, including variable annuities

          - Improving the quality of its career agency sales force and increasing the number of MDRT qualifiers

          - Reinsuring its group life and health insurance business during 1989-1990 and ceasing to write any new group life and health insurance business

          - Transferring a significant portion of its GIC business to a third party reinsurer in 1991 and ceasing the production of any new GIC business

          - Transferring a substantial portion of its group pension business and operations in 1993 (see "Business -- The Group Pension Transaction") and ceasing the production of any new group pension business

          - Transferring all of its disability income insurance business to a third party reinsurer under an indemnity reinsurance contract in 1997 and ceasing to write new disability insurance business

     - Disposing of the Company's non-core businesses

          - Disposing of North American Mortgage Company, its mortgage banking subsidiary, in 1989

          - Disposing of Financial Services Corporation, its wholesale securities brokerage subsidiary, in 1989

          - Disposing of Unified Management Corporation, its mutual fund, transfer agent and clearing broker dealer subsidiary, in 1989

          - Disposing of Evaluation Associates, Incorporated, its investment management performance tracking and consulting subsidiary, in 1991

          - Disposing of MONY Reinsurance Corporation, its property and casualty reinsurance subsidiary, in 1991

     - Repositioning the Company's investment portfolio

          - Reducing the Company's exposure to commercial mortgage loans by (i) discontinuing new commercial mortgage loan investments through 1995, followed by a more selective program involving the investment of new funds in this asset class, (ii) aggressively foreclosing on commercial mortgage loans and selling such loans and (iii) encouraging prepayments, paydowns and repayments in the commercial mortgage loan portfolio. As a result, the Company's exposure to commercial mortgage loans was reduced from a carrying value at December 31, 1992 of approximately $3,576.5 million, or 27.2% of total investments, to $892.1 million at June 30, 1998, or 8.3% of total invested assets.

          - Upgrading the management of the Company's equity real estate portfolio to improve the portfolio's cash flow and marketability

          - Implementing and executing a plan for the orderly disposal of a substantial portion of the Company's equity real estate assets, which resulted in aggregate sales proceeds of $1,620.4 million from January 1, 1995 through June 30, 1998. As a result, the Company's exposure to real estate was reduced from a carrying value at December 31, 1992 of approximately $1,828.5 million, or 13.9% of total invested assets, to $791.6 million at June 30, 1998, or 7.4% of total invested assets

          - Reducing the Company's exposure to below investment grade securities by selectively disposing of such securities and investing substantially all new funds in investment grade fixed maturity securities. As a result, the Company's exposure to below investment grade securities was reduced from a carrying value at December 31, 1992 of approximately $1,023.4 million, or 7.8% of total invested assets, to $369.3 million at June 30, 1998, or 3.4% of total invested assets

     - Taking significant cost reduction actions

          - Reducing the rate of growth of operating expenses by, among other things, (i) reducing the number of employees through early retirement programs and attrition, (ii) disposing of certain businesses and (iii) reducing certain costs incurred in connection with operating the career agency sales force

     - Raising additional statutory capital

          - Issuing $125.0 million aggregate principal amount of the 11.25% Surplus Notes in 1994

          - Consummating the Investment on December 30, 1997

     As a result of these actions, consolidated equity increased from approximately $962.5 million at December 31, 1992 to $1,448.9 million at June 30, 1998.

RECENT ACTIONS

     On August 14, 1998, the MONY Board adopted the Plan and on September 9, 1998, the MONY Board amended the Plan to incorporate certain clarifying and technical changes. In accordance with the Plan, among other things the following will occur: (i) MONY will convert from a mutual life insurance company to a stock life insurance company and become a wholly owned subsidiary of the Holding Company, (ii) all policyholders' membership interests will be extinguished and in exchange therefor Eligible Policyholders will receive shares of Common Stock or, in certain circumstances, cash or Policy Credits and Participating Policyholders will receive additional shares of Common Stock or, in certain circumstances, cash or Policy Credits, (iii) the Closed Block will be created, and assets will be allocated to the Closed Block to support the future payment of benefits and dividends on, and certain expenses and taxes relating to, the policies included therein and (iv) shares of Common Stock will be offered to the public in the Offerings. Payments to Eligible Policyholders and Participating Policyholders described in clause (ii) above will generally be made in the form of Common Stock unless the Eligible Policyholder resides outside of the United States or Canada, or is allocated a number of shares of Common Stock equal to or less than a number to be designated by the MONY Board and such Eligible Policyholder has affirmatively indicated a preference under the Plan to receive cash, in which case the distribution may be in the form of cash, or is the owner of certain tax qualified policies, in which case the distribution will be in the form of Policy Credits. For a more detailed description of the Plan generally, see "The Demutualization", and for a more detailed description of the distribution to Eligible Policyholders specifically, see "The Demutualization -- Allocation and Payment of Consideration to Eligible Policyholders". The public hearing with respect to the Plan was held on October 19, 1998, and the Plan was approved by MONY's policyholders pursuant to a policyholder vote on November 2, 1998 (of all MONY's policyholders entitled to vote on the Plan 30.2% voted and 91.9% of these votes were cast in favor of the Plan). In connection with the public hearing, certain written objections to the Plan were submitted to the New York Superintendent. The New York Superintendent's order approving the Plan was issued on November 10, 1998. See "Risk Factors -- Risk of Challenge to the New York Superintendent's Order".

     In connection with the transactions contemplated under the Plan, on December 30, 1997, the Investors entered into the Investment Agreement, pursuant to which the Investors purchased the MONY Notes and Warrants. The MONY Notes bear interest at the stated rate of 9.50% and mature on December 30, 2012. In addition, under the terms of the Investment Agreement, the Investors have agreed, on the Company's request made within 90 days after the Demutualization Date and subject to certain conditions precedent, to purchase an aggregate of one million shares of Convertible Preferred Stock for a total purchase price of $100.0 million. If the Offerings are consummated, management will not require the purchase of the Convertible Preferred Stock. See the Notes to the Consolidated Financial Statements and "Certain Provisions of the Investment".

     In 1996, due to improving market conditions, the need to maintain a diversified investment portfolio and advantageous yields, the Company started to originate new commercial mortgage loans. New commercial mortgage loan originations aggregated $93.8 million, $79.9 million and $54.3 million for the six-month period ended June 30, 1998 and the years ended December 31, 1997 and 1996, respectively.

     Effective December 31, 1997, the Company ceased writing new disability insurance business because of changes in the economics of the disability insurance market (particularly, expansive views of insurance companies' obligations under these types of policies by the judicial system, pressure on pricing from competitors with greater economies of scale and the consolidation trend among the disability insurance carriers). In conjunction therewith, the Company transferred all of its existing in force disability income insurance business to a third party reinsurer, Centre Life Reinsurance, Ltd. ("Centre Re"), under an indemnity reinsurance contract (the "DI Transaction"). MONY will remain contingently liable for all benefits payable even if Centre Re fails to meet its obligations to MONY. See "Business -- Reinsurance". As a result of this transaction, the Company recorded a pre-tax loss for the year ended December 31, 1997 of approximately $9.1 million which represented the excess of the amount paid for the indemnity reinsurance and deferred acquisition costs relating to such business (which were reflected on the Company's books at the date of the transaction) over the carrying value of the liabilities transferred. In addition, the indemnity reinsurance purchased pursuant to the DI Transaction replaced a previously existing reinsurance contract which had been accounted for as a financing rather than reinsurance. The assets held on deposit under the replaced contract, which had a fair value in excess of the carrying value of the deposit on MONY's books at the date of the transaction, were used to partially fund the cost of the aforementioned indemnity agreement. As a result thereof, the Company recorded a gain of $19.4 million which is separate from the DI Transaction and reported in "Other Income". Also, concurrent with the DI Transaction, the Company entered into a distribution agreement with Provident Life and Accident Insurance Company so that it could continue to distribute, through the Company's career agency sales force, disability insurance products to its customers. The impact on the Company's historical consolidated operating results for the years ended December 31, 1997, 1996 and 1995 from the Company's disability income insurance business was not material.

OUTLOOK

     Management believes that the actions it has taken, as discussed above, in conjunction with the net proceeds from the Offerings will help support the Company's ratings with respect to its claims-paying ability and financial strength. Ratings have become an increasingly important factor in establishing the competitive position of insurance companies and maintaining public confidence in insurance companies and their ability to market their products. Although there can be no assurance, management believes that the Company's ratings should be positively affected if it achieves improvements in operating results, reduces its exposure to higher risk assets and realizes further cost reductions. In this regard, management believes that future GAAP earnings will be positively affected by the Company's continuing program for the sale of real estate, which the Company expects will result in increased investment income as a result of being able to invest the proceeds from real estate sales in higher yielding investments and lower depreciation charges. In addition, with a stronger capital base and enhanced ratings, management expects the Company to be able to increase sales by: (i) pursuing new product development, (ii) implementing state-of-the-art agency support and customer services programs,
(iii) strengthening its marketplace visibility and brand name and (iv) expanding its current distribution sources. However, there can be no assurance that sales will increase.

FACTORS AFFECTING PROFITABILITY

     The Company derives its revenues principally from: (i) premiums on participating individual life insurance, (ii) insurance, administrative and surrender charges on universal life and annuity products, (iii) asset management fees from separate account and mutual fund products, (iv) net investment income on general account assets, (v) the Group Pension Profits and (vi) commissions from securities and insurance brokerage operations. See "-- The Group Pension Transaction --

Decline and Expiration of Payments and Income Related to the Group Pension Transaction". The Company's expenses consist of insurance benefits provided to policyholders, interest credited on policyholders' account balances, dividends to policyholders, the cost of selling and servicing the various products sold by the Company, including commissions to sales representatives (net of any deferrals), and general business expenses.

     The Company's profitability depends in large part upon (i) the amount of its assets, (ii) the adequacy of its product pricing (which is primarily a function of competitive conditions, management's ability to assess and manage trends in mortality and morbidity experience as compared to the level of benefit payments, and its ability to maintain expenses within pricing assumptions),
(iii) the maintenance of the Company's target spreads between credited rates on policyholder account balances and the rate of earnings on its investments, (iv) the persistency of its policies (which affects the ability of the Company to recover the costs incurred to sell a policy) and (v) its ability to manage the market and credit risks associated with its invested assets. External factors, such as legislation and regulation of the insurance marketplace and products, may also affect the Company's profitability.

THE GROUP PENSION TRANSACTION

  DECLINE AND EXPIRATION OF PAYMENTS AND INCOME RELATED TO THE GROUP PENSION TRANSACTION

     On the Group Pension Transaction Date, the Company entered into the AEGON Agreement under which the Company effected the Group Pension Transaction. Pursuant to the Group Pension Transaction, the Company transferred a substantial portion of its group pension business, including its full service group pension contracts, consisting primarily of tax-deferred annuity, 401(k) and managed funds lines of business, to AUSA. The Company also transferred to AUSA the corporate infrastructure supporting the group pension business, including data processing systems, facilities and regional offices. AUSA was newly formed by AEGON solely for the purpose of facilitating this transaction. In connection with the transaction, the Company and AEGON entered into certain service agreements. These agreements, among other things, provide that the Company will continue to manage the transferred assets, and that AUSA will continue to provide certain administrative services to the Company's remaining group pension contracts not included in the transfer.

     The transferred group pension business consisted of approximately $6.4 billion in group pension assets and liabilities, which was comprised of approximately $2.8 billion of general account assets and liabilities, and $3.6 billion of separate account assets and liabilities. The transfer was initially structured in the form of indemnity reinsurance, however, the AEGON Agreement contemplated that the transfer would be restructured in the form of assumption reinsurance as soon as practicable following the consent of contractholders to the assumption of their contracts. Substantially all of the contractholders consented to the assumption of their contracts by AUSA.

     In addition, pursuant to the AEGON Agreement, MONY agreed to make a $200 million capital investment in AEGON by purchasing $150 million face amount of Series A Notes and $50 million face amount of the Series B Notes. The Series A Notes pay interest at 6.44 percent per annum and the Series B Notes pay interest at 6.24 percent per annum. Both the Series A Notes and the Series B Notes mature on December 31, 2002. MONY's investment in the Series A Notes was intended to provide AEGON with the funding necessary to capitalize AUSA.

     The Company entered into the Group Pension Transaction due to downgrades of its financial strength ratings resulting from the deterioration of its financial position during the period from 1989 through the early 1990s. The Company's group pension business was considered to be particularly sensitive to heightened withdrawal and surrender activity due to requirements of many pension fund advisors that insurance carriers have a minimum financial strength rating consistent with a "AA" claims-paying ability rating from S&P. In light of the downgrades and certain highly publicized failures of life insurance companies in the 1990s resulting from abnormally high withdrawal and surrender activity, management became concerned with respect to the Company's ability to sustain inordinate amounts of such activity and entered into the Group Pension Transaction to preserve the value of such business. The transaction allowed the Company to: (i) place the transferred Group Pension Business in a higher rated entity which significantly diminished the risk of adverse persistency with respect to such business, and (ii) retain all the profits resulting from the $6.4 billion of transferred Existing Deposits. As consideration for the transaction, MONY remunerated AEGON by transferring to AUSA (i) the intangible value associated with MONY's group pension franchise, including established customer relationships, (ii) rights to substantially all the profits associated with any new deposits made after the Group Pension Transaction Date on the contracts which were in force and transferred by MONY to AUSA on the Group Pension Transaction Date, and (iii) rights to substantially all the profits on any new business generated subsequent to the Group Pension Transaction Date.

     In accordance with GAAP, the transaction did not constitute a sale because the Company retained substantially all the risks and rewards associated with the Existing Deposits. The Company continues to reflect the transferred assets and liabilities on its balance sheet under separate captions entitled "Assets transferred in Group Pension Transaction" and "Liabilities transferred in Group Pension Transaction". In addition, the Company reports in its GAAP earnings the profits from the Existing Deposits as discussed below. See Note 11 to the Consolidated Financial Statements.

     Pursuant to the Agreement, MONY receives from AUSA, (i) the Group Pension Payments on an annual basis through December 31, 2002 equal to all of the earnings from the Existing Deposits, (ii) the Final Value Payment at December 31, 2002 based on the remaining fair value of the Existing Deposits, and (iii) the New Business Growth Payment at December 31, 2002 based on new business growth subsequent to the Group Pension Transaction Date. However, the level of new business growth necessary for MONY to receive the New Business Growth Payment make it unlikely that MONY will ever receive any such payment.

     With respect to the Group Pension Payments, the annual results from the Existing Deposits are measured in accordance with the Earnings Formula which represents a basis of accounting that is substantially the same as GAAP, except that: (i) asset impairments on fixed maturity securities are only recognized when such securities are designated with an NAIC rating of "6" and (ii) no impairment losses are recognized on mortgage loans until such loans are disposed of or at the time, and in the calculation, of the Final Value Payment.

     Earnings which emerge from the Existing Deposits pursuant to the application of the Earnings Formula are recorded in the Company's financial statements only after adjustments (primarily to recognize asset impairments in accordance with SFAS Nos. 114 and 115) to reflect such earnings on a basis in accordance with GAAP. Losses which arise from the application of the Earnings Formula for any annual period will be reflected in the Company's results of operations (after adjustments to reflect such losses in accordance with GAAP) only up to the amount for which the Company is at risk (as described below), which at any time is equal to the then outstanding principal amount of the Series A Notes.

     Operating losses reported in any annual period pursuant to the Earnings Formula are carried forward to reduce any earnings in subsequent years reported pursuant to the Earnings Formula. Any resultant deficit remaining at December 31, 2002 will be deducted from the Final Value Payment and New Business Growth Payment, if any, due to the Company. If a deficit still remains, it will be applied (as provided for in the AEGON Agreement) as an offset against the principal payment due to the Company upon maturity of the Series A Notes. The Series A Notes have been allocated to the Closed Block.

     The Group Pension Profits have represented a significant portion of the Company's net income. For the six-month periods ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, AUSA reported earnings to the Company pursuant to the application of the Earnings Formula of $23.5 million, $24.3 million, $55.7 million, $66.7 million, and $70.2 million, respectively, and the Company recorded Group Pension Profits of $22.7 million, $28.2 million, $60.0 million,

$59.5 million and $61.7 million, respectively. The Group Pension Profits represented 11.4%, 35.7%, 32.0%, 59.2% and 99.8% of income before income taxes and extraordinary item for such periods, respectively. In addition, management expects that Group Pension Profits will decline in each succeeding annual period consistent with the continuing run-off of the underlying business until they terminate as of December 31, 2002.

     In addition to the Group Pension Profits, the Company earned $6.4 million, $11.3 million, $17.7 million, $23.0 million and $17.4 million, respectively, of interest income on the AEGON Notes during the aforementioned periods, which is reflected in net investment income. Pursuant to the terms of the Group Pension Transaction, from 1994 through 1996, the Company reinvested an aggregate of $169.0 million of the aforementioned profits and interest in additional Series A Notes with a face amount equal to the amount reinvested. The additional Series A Notes bore interest at 1.0% above the two-year U.S. Treasury rate in effect at the time of their issuance. All of the additional Series A Notes were redeemed at face value by AEGON during 1997. At December 31, 1997, the remaining Series A Notes held by the Company consisted of the original $150.0 million face amount Series A Notes it acquired on December 31, 1993.

     For the definitions of certain terms used in the foregoing discussion of the Group Pension Transaction, see "Risk Factors -- Decline and Expiration of Payments and Income Related to the Group Pension Transaction" and "Glossary".

     The following sets forth certain summarized financial information relating to the Group Pension Transaction as of and for the periods indicated, including information regarding: (i) the general account assets transferred to support the Existing Deposits in the Group Pension Transaction,

(ii) the transferred separate account assets and liabilities and (iii) the components of revenue and expense comprising the Group Pension Profits:

                                                               AS OF      AS OF DECEMBER 31,
                                                             JUNE 30,    ---------------------
                                                               1998        1997        1996
                                                             ---------   ---------   ---------
                                                                      ($ IN MILLIONS)
ASSETS
  General Account
     Fixed Maturities:
       Available for sale at estimated fair value
       (amortized cost $1,493.7, $1,585.4 and $1,568.1,
       respectively).......................................  $ 1,548.1   $ 1,645.0   $ 1,629.2
     Mortgage loans on real estate.........................      288.7       347.9       527.9
     Real estate held for investment.......................       53.2        50.4        55.3
     Cash and cash equivalents.............................       41.9        24.5        23.3
     Accrued investment income.............................       27.4        33.1        33.6
                                                             ---------   ---------   ---------
          Total general account assets.....................    1,959.3     2,100.9     2,269.3
  Separate account assets..................................    3,761.2     3,614.0     3,358.3
                                                             ---------   ---------   ---------
          Total assets.....................................  $ 5,720.5   $ 5,714.9   $ 5,627.6
                                                             =========   =========   =========
LIABILITIES:
  General Account(1)
     Policyholders' account balances.......................  $ 1,890.9   $ 1,991.0   $ 2,158.1
     Other liabilities.....................................       30.2        33.7        27.7
                                                             ---------   ---------   ---------
          Total general account liabilities................    1,921.1     2,024.7     2,185.8
  Separate account liabilities(2)..........................    3,761.2     3,614.0     3,358.3
                                                             ---------   ---------   ---------
          Total liabilities................................  $ 5,682.3   $ 5,638.7   $ 5,544.1
                                                             =========   =========   =========

---------------
(1) Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $133.2 million, $142.8 million and $175.2 million as of June 30, 1998 and December 31, 1997 and 1996, respectively.

(2) Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $34.0 million, $31.1 million and $29.2 million as of June 30, 1998 and December 31, 1997 and 1996, respectively.

                                               FOR THE SIX
                                                  MONTHS
                                              ENDED JUNE 30,     FOR THE YEAR ENDED DECEMBER 31,
                                              --------------    ---------------------------------
                                              1998     1997      1997         1996         1995
                                              -----    -----    -------     --------     --------
                                                                ($ IN MILLIONS)
REVENUES:
Product policy fees.........................  $11.1    $11.0     $23.7       $ 24.7       $ 25.0
Net investment income.......................   80.6     85.9     169.3        192.4        215.9
Net realized gains (losses) on
  investments...............................   (2.4)     2.2       7.1         (7.4)        (8.2)
                                              -----    -----     -----       ------       ------
  Total revenues............................   89.3     99.1     200.1        209.7        232.7
Benefits and Expenses:
Interest credited to policyholders' account
  balances..................................   55.7     59.8     117.3        125.9        141.2
Other operating costs and expenses..........   10.9     11.1      22.8         24.3         29.8
                                              -----    -----     -----       ------       ------
  Total benefits and expenses...............   66.6     70.9     140.1        150.2        171.0
Group Pension Profits.......................  $22.7    $28.2     $60.0       $ 59.5       $ 61.7
                                              =====    =====     =====       ======       ======

                    TOTAL FIXED MATURITIES BY CREDIT QUALITY

                                                                            AS OF               AS OF
                                                       AS OF            DECEMBER 31,         DECEMBER 31,
                                                   JUNE 30, 1998            1997                 1996
                                                  ----------------    -----------------    ----------------
 NAIC                 RATING AGENCY               CARRYING   % OF     CARRYING    % OF     CARRYING   % OF
RATING           EQUIVALENT DESIGNATION            VALUE     TOTAL     VALUE     TOTAL      VALUE     TOTAL
------   ---------------------------------------  --------   -----    --------   ------    --------   -----
                                                                       ($ IN MILLIONS)
1        Aaa/Aa/A...............................  $  963.1    62.2%   $  998.9     60.7%   $  948.7    58.3%
2        Baa....................................     504.3    32.6       510.9     31.1       497.2    30.5
3        Ba.....................................      55.5     3.6        74.0      4.5        98.3     6.0
4        B......................................      25.2     1.6        18.4      1.1        42.7     2.6
5        Caa and lower..........................       0.0     0.0        42.8      2.6        42.3     2.6
6        In or near default.....................       0.0     0.0         0.0      0.0         0.0     0.0
                                                  --------   -----    --------   ------    --------   -----
Subtotal........................................  $1,548.1   100.0%   $1,645.0    100.0%   $1,629.2   100.0%
Redeemable Preferred Stock......................       0.0     0.0           0      0.0          --     0.0
                                                  --------   -----    --------   ------    --------   -----
Total Fixed Maturities..........................  $1,548.1   100.0%   $1,645.0    100.0%   $1,629.2   100.0%
                                                  ========   =====    ========   ======    ========   =====

                  ANALYSIS OF MORTGAGE LOAN CREDIT QUALITY(1)

                                                               AS OF      AS OF DECEMBER 31,
                                                              JUNE 30,    ------------------
                                                                1998       1997       1996
                                                              --------    -------    -------
                                                                     ($ IN MILLIONS)
Total commercial mortgages..................................   $288.7     $347.9     $527.9
                                                               ======     ======     ======
Problem commercial mortgages(2).............................   $  1.3     $  8.1     $ 19.3
Potential problem commercial mortgages......................      0.0        0.0        9.4
Restructured commercial mortgages...........................     65.6       88.5      107.2
                                                               ------     ------     ------
Total problem, potential problem and restructured commercial
  mortgages.................................................   $ 66.9     $ 96.6     $135.9
                                                               ======     ======     ======
Total problem, potential problem and restructured commercial
  mortgages as a percent of total commercial mortgages......     23.2%      27.8%      25.7%
                                                               ======     ======     ======
Valuation allowances:
  Problem loans.............................................   $  0.0     $  0.0     $  1.9
  Potential problem loans...................................      0.0        0.0        0.7
  Restructured loans........................................      7.5        5.8        7.2
                                                               ------     ------     ------
Total valuation allowances..................................   $  7.5     $  5.8     $  9.8
                                                               ======     ======     ======
Total valuation allowances as a percent of problem,
  potential problem and restructured commercial mortgages at
  carrying value before valuation allowances................     10.1%       5.7%       6.7%
                                                               ======     ======     ======

---------------
(1) See "Investments" for definitions of problem, potential problem, and restructured mortgages.

(2) Problem commercial mortgages included delinquent mortgage loans of $1.3 million, $0.0 million, and $0.0 million at June 30, 1998 and December 31, 1997 and 1996, respectively, and mortgage loans in foreclosure of $0.0 million, $8.2 million, and $19.3 million at such dates, respectively.

RESULTS OF OPERATIONS

     The following table presents summary consolidated financial information for the Company for the six months ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995.

                                              AS OF AND FOR THE
                                              SIX MONTHS ENDED     AS OF AND FOR THE YEAR ENDED
                                                  JUNE 30,                 DECEMBER 31,
                                              -----------------   ------------------------------
                                                1998      1997      1997       1996       1995
                                              --------   ------   --------   --------   --------
                                                               ($ IN MILLIONS)
Revenues:
  Premiums..................................  $  353.8   $411.9   $  838.6   $  859.8   $  875.9
  Universal life and investment-type product
     policy fees............................      74.3     54.4      127.3      100.9       80.8
  Net investment income.....................     357.7    359.6      733.0      751.6      728.8
  Net realized gains on investments.........     157.6     42.6       72.1       75.9       16.2
  Group Pension Profits.....................      22.7     28.2       60.0       59.5       61.7
  Other income..............................      78.4     58.8      145.4      117.3       96.2
                                              --------   ------   --------   --------   --------
          Total revenues....................   1,044.5    955.5    1,976.4    1,965.0    1,859.6

Benefits and expenses:
  Benefits to policyholders.................     379.7    423.9      840.1      872.2      883.6
  Interest credited to policyholders'
     account balances.......................      61.2     70.8      139.4      156.1      175.3
  Amortization of deferred policy
     acquisition costs......................      70.8     68.4      181.2      158.2      132.6
  Dividends to policyholders................     108.4    117.8      224.3      231.4      222.5
  Other operating costs and expenses........     224.5    196.1      403.7      446.6      383.8
                                              --------   ------   --------   --------   --------
          Total benefits and expenses.......     844.6    877.0    1,788.7    1,864.5    1,797.8

Income before income taxes and extraordinary
  item......................................     199.9     78.5      187.7      100.5       61.8
Income tax expense..........................      71.8     32.0       57.3       44.0       21.4
                                              --------   ------   --------   --------   --------
Income before extraordinary item............     128.1     46.5      130.4       56.5       40.4
Extraordinary item -- demutualization
  expenses, net.............................       9.7      2.4       13.3        0.0        0.0
                                              --------   ------   --------   --------   --------
Net income..................................     118.4     44.1      117.1       56.5       40.4
Other comprehensive income (loss), net......       9.9    (17.3)      33.0      (59.9)     191.5
                                              ========   ======   ========   ========   ========
Comprehensive income, net...................  $  128.3   $ 26.8   $  150.1   $   (3.4)  $  231.9
                                              ========   ======   ========   ========   ========

  SIX-MONTH PERIOD ENDED JUNE 30, 1998 COMPARED TO SIX-MONTH PERIOD ENDED JUNE 30, 1997

     The Company reported consolidated pre-tax earnings (before extraordinary items) of $199.9 million ($128.1 million after-tax) for the six-month period ended June 30, 1998, an increase of $121.4 million or 154.6% ($81.6 million or 175.5% after-tax), as compared to consolidated pre-tax earnings (before extraordinary items) of $78.5 million ($46.5 million after-tax) reported in the comparable period ended June 30, 1997.

     Consolidated revenues were $1,044.5 million for the six month period ended June 30, 1998, an increase of $89.0 million or 9.3% from $955.5 million reported in the comparable period ended June 30, 1997. The increase in revenues primarily resulted from increases in universal life and investment-type product policy fees, net realized capital gains, and other income of $19.9 million,

$115.0 million and $19.6 million, respectively, offset by decreases in premiums, net investment income, and Group Pension Profits of $58.1 million, $1.9 million and $5.5 million, respectively.

     Total benefits and expenses were $844.6 million for the six-month period ended June 30, 1998, a decrease of $32.4 million or 3.7% from $877.0 million reported for the comparable period ended June 30, 1997. The decrease resulted from lower benefits to policyholders, interest credited to policyholders' account balances, and dividends to policyholders of $44.2 million, $9.6 million, and $9.4 million, respectively, offset by an increase in amortization of deferred policy acquisition costs and other operating costs and expenses of $2.4 million and $28.4 million, respectively.

     Premium revenue was $353.8 million for the six-month period ended June 30, 1998, a decrease of $58.1 million, or 14.1%, from $411.9 million reported in the comparable period ended June 30, 1997. Approximately $36.6 million of the decrease resulted from lower premiums due to the transfer of the Company's disability income insurance business in 1997 pursuant to the DI Transaction. In addition, the decrease resulted from lower new and renewal premiums of $7.6 million and $9.7 million, respectively, as well as lower single premiums of $5.6 million due to lower dividends.

     Universal life and investment-type product policy fees were $74.3 million for the six-month period ended June 30, 1998, an increase of $19.9 million, or 36.5%, from $54.4 million reported in the comparable period ended June 30, 1997. This increase was primarily the result of higher fees relating to the Company's FPVA and variable universal life ("VUL") business of $8.4 million and $9.1 million, respectively. For the six-month period ended June 30, 1998, the Company reported total fees from its FPVA and VUL business of $31.2 million and $16.6 million, respectively, as compared to $22.8 million and $7.5 million, respectively, reported for the comparable period ended June 30, 1997. The variance in the FPVA fees is primarily a result of an increase in the account value. The average FPVA account value for the six-month period ended June 30, 1998 was $4.3 billion, as compared to $3.1 billion for the comparable period ended June 30, 1997. The increase in VUL fees is primarily due to higher cost of insurance charges of approximately $4.5 million consistent with the in force growth of such business.

     Net investment income was $357.7 million for the first six months of 1998, a decrease of $1.9 million, or 0.5%, from $359.6 million reported for the first six months of 1997. Lower interest rates in 1998 resulted in lower investment income of approximately $9.9 million, while an increase in the Company's average total invested assets during the first half of 1998 of approximately $67.4 million, as compared to the first half of 1997, resulted in an offsetting increase to investment income of approximately $7.8 million. From June 30, 1997 to June 30, 1998, the Company's average investment in fixed maturity securities (before unrealized gains or losses) increased by approximately $546.6 million, while its average investment in mortgage loans and real estate decreased by approximately $111.7 million and $412.4 million, respectively. At June 30, 1998, fixed maturity securities, mortgage loans and real estate represented approximately 58.5%, 13.8% and 7.4%, respectively, of total invested assets, as compared to 52.5%, 15.0% and 11.9%, respectively, at June 30, 1997. The yield on the Company's invested assets before and after realized gains/(losses) on investments was 6.9% and 9.9%, respectively, for the first half of 1998, as compared to 7.0% and 7.8%, respectively, for the first half of 1997. See "Investments".

     Net realized gains on investments were $157.6 million for the first half of 1998, an increase of $115.0 million, or 270.0%, from $42.6 million for the first half of 1997. The increase is due to higher gains on sales of real estate and partnership equities, lower provisions for real estate losses, and higher gains on prepayments and sales of fixed maturity securities offset by lower gains on sales of equity securities and lower releases for provisions for mortgage losses. Provisions for valuation allowances on real estate to be disposed of aggregated $1.4 million for the first half of 1998, as compared to $45.2 million for the first half of 1997, primarily as a result of additional properties put up for sale in the first half of 1997 that had carrying values in excess of their fair values less costs to sell; realized gains on sales of real estate and partnership equities totaled $122.6 million in the first half of 1998, as compared to $48.1 million in the first half of 1997; realized gains on sales of common stock were $18.5 million in the first half of 1998, as compared to $25.9 million in the first half of 1997; realized gains on the sales/prepayments of fixed maturities were $14.9 million in the first half of 1998, as compared to $6.5 million in the first half of 1997; and gains on releases of mortgage valuation reserves totaled $0.8 million in the first half of 1998, as compared to $13.1 million in the first half of 1997.

     Group Pension Profits were $22.7 million for the six-month period ended June 30, 1998, a decrease of $5.5 million, or 19.5%, from $28.2 million reported in the comparable period ended June 30, 1997. Group Pension Profits during the six-month period ended June 30, 1998 consisted of $23.5 million of Group Pension Payments offset by an increase of $0.8 million in valuation allowances relating to adjustments required to reflect the earnings from such payments in accordance with GAAP. Such adjustments primarily relate to changes in the valuation allowances established to recognize impairment of assets supporting the business transferred in the Group Pension Transaction. In the comparable prior year period Group Pension Profits consisted of $24.3 million of Group Pension Payments and $3.9 million relating to a decrease in the aforementioned valuation allowances. Group Pension Payments during the six-month period ended June 30, 1998 decreased from that reported in the comparable prior year period primarily because of the continuing run-off of the Existing Deposits and lower reinvestment rates. The decrease in the valuation allowance reported during the six-month period ended June 30, 1997 resulted primarily from the paydown of certain mortgage loans.

     Other income (which consists primarily of fees earned by the Company's mutual fund management, broker-dealer, and insurance brokerage operations, as well as revenues from interest on deposits held under financial reinsurance arrangements, certain other asset management fees, and other miscellaneous revenues) was $78.4 million for the six-month period ended June 30, 1998, an increase of $19.6 million, or 33.3%, as compared to $58.8 million reported in the comparable prior year period. The increase was primarily the result of higher commissions earned by the Company's broker-dealer operations of $9.1 million and higher fees earned by the Company's mutual fund management operations of $11.6 million. During the six-month period ended June 30, 1998, the Company's broker-dealer operations reported commission earnings of $24.2 million, as compared to $15.1 million reported in the comparable prior year period. Also, during the six-month period ended June 30, 1998, the Company's mutual fund management operations reported $29.5 million in fees from advisory, underwriting and distribution services, as compared to $17.9 million reported in the comparable prior year period.

     Benefits to policyholders were $379.7 million for the six-month period ended June 30, 1998, a decrease of $44.2 million, or 10.4%, as compared to $423.9 million reported in the comparable prior year period. The decrease primarily resulted from the transfer of the Company's disability income insurance business pursuant to the DI Transaction during the fourth quarter of 1997. During the six months ended June 30, 1997, the Company reported benefits of approximately $36.7 million relating to its disability income insurance business.

     Interest credited to policyholder account balances was $61.2 million for the six-month period ended June 30, 1998, a decrease of $9.6 million, or 13.6%, as compared to $70.8 million reported in the comparable prior year period. The decrease primarily resulted from lower interest crediting across substantially all product lines.

     Amortization of deferred policy acquisition costs ("DAC") results from the capitalization of commissions and other costs of acquiring new contracts and the amortization of these costs over the estimated life of the contracts based on the present value of estimated gross profits or margins from such business. Amortization of deferred policy acquisition costs was $70.8 million for the six-month period ended June 30, 1998, an increase of $2.4 million, or 3.5%, as compared to $68.4 million reported in the comparable prior year period. The increase is primarily the result of: (i) higher amortization of approximately $4.1 million relating to the Company's FPVA product line, (ii) a decrease in amortization of approximately $3.0 million relating to the VUL product line which experienced $4.6 million of higher death claims as compared to the comparable prior year period, and (iii) higher amortization of approximately $2.4 million in the traditional whole life business due to gains from real estate sales. The increase in amortization relating to FPVAs resulted from higher management fees due to an increase in separate account value. The increase in account value during the first six months of 1998 of $581.9 million resulted from new sales and other deposits of $346.5 million and market appreciation of $466.9 million, offset by approximately $231.5 million in withdrawals and surrenders.

     Other operating costs and expenses were $224.5 million for the six-month period ended June 30, 1998, an increase of $28.4 million, or 14.5%, as compared to $196.1 million reported in the comparable prior year period. The increase primarily consists of: (i) higher sub-advisory fees, commission expense and other cost of sales for Enterprise Capital Management, Inc. ("ECM"), the subsidiary through which the Company conducts its proprietary retail mutual fund operations, of $5.6 million and higher commission expense of $9.1 million from MONY Securities Corp., (ii) approximately $5.3 million of higher interest expense as a result of the issuance of the MONY Notes on December 31, 1997 and
(iii) costs incurred in connection with the Year 2000 issue of approximately $4.4 million.

     Dividends to policyholders of $108.4 million for the six-month period ended June 30, 1998 decreased $9.4 million, or 8.0% from $117.8 million reported in the comparable prior year period. The decrease primarily resulted from a reduction in the fourth quarter of 1997 in the interest component of the dividend scales on all policies by amounts ranging from 15 to 50 basis points, which was partially offset by an increase in life insurance reserves.

     The Company's provision for Federal income taxes for the six-month period ended June 30, 1998, including the tax effect of demutualization expenses, of approximately $70.8 million included surplus tax of $1.9 million, compared to a surplus tax expense of $4.4 million reported in the comparable prior year period. The Company's effective tax rate before the surplus tax and extraordinary item was 35.0% for the six month periods ended June 30, 1998 and 1997.

  YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

     The Company reported consolidated pre-tax earnings (before extraordinary items) of $187.7 million ($130.4 million after-tax) for the year ended December 31, 1997, an increase of $87.2 million or 86.8% ($73.9 million or 130.8% after-tax), as compared to consolidated pre-tax earnings (before extraordinary items) of $100.5 million ($56.5 million after-tax) for the year ended December 31, 1996.

     Consolidated revenues were $1,976.4 million for 1997, an increase of $11.4 million, or 0.6% from $1,965.0 million reported for 1996. The increase in revenues primarily resulted from increases in universal life and investment-type product policy fees and other income of $26.4 million and $28.1 million, respectively, offset by decreases in premiums, net investment income and net realized gains on investments of $21.2 million, $18.6 million, and $3.8 million, respectively.

     Total benefits and expenses were $1,788.7 million for 1997, a decrease of $75.8 million or 4.1% from $1,864.5 million reported for 1996. The decrease resulted from lower benefits to policyholders, interest credited to policyholders' account balances, dividends to policyholders and other operating costs and expenses of $32.1 million, $16.7 million, $7.1 million and $42.9 million, respectively, offset by an increase in amortization of deferred policy acquisition costs of $23.0 million.

     Premium revenue was $838.6 million for 1997, a decrease of $21.2 million, or 2.5%, from $859.8 million reported for 1996. The decrease was primarily the result of lower new and renewal premiums of $4.3 million and $23.5 million, respectively, offset by higher sales of single premium individual life insurance of approximately $6.6 million. Management believes that the decrease was consistent with trends in the industry, particularly the continuing shift by consumers from traditional protection products to asset accumulation and retirement income products. Management also believes that the decrease was reflective of the then current interest rate environment wherein declining long-term rates have caused traditional protection products to be comparatively less competitive with variable products.

     Universal life and investment-type product policy fees were $127.3 million for 1997, an increase of $26.4 million, or 26.2%, from $100.9 million reported for 1996. This increase was primarily the result of higher fees relating to the Company's FPVA and VUL business of $14.8 million and $8.9 million, respectively, as a result of an increase in the aggregate account values of such products. For the year ended December 31, 1997, the Company reported total fees from its FPVA and VUL business of $50.0 million and $17.8 million, respectively, as compared to $35.2 million and $8.9 million reported for the year ended December 31, 1996. FPVA account value increased $1,167.5 million during 1997 to $4,314.1 million as compared to $3,146.6 million in 1996. The increase in account value in 1997 resulted from new sales and other deposits of $712.7 million and market appreciation of $738.9 million, offset by approximately $284.1 million in withdrawals and surrenders. VUL account value increased $65.1 million during 1997 to $106.4 million as compared to $41.3 million in 1996. The increase in account value in 1997 resulted from new sales and other deposits of $68.3 million and market appreciation of $14.2 million, offset by approximately $17.4 million in withdrawals and surrenders.

     Net investment income was $733.0 million for 1997, a decrease of $18.6 million, or 2.5%, from $751.6 million reported for 1996. Lower interest rates in 1997 resulted in lower investment income of approximately $10.4 million, while a decrease in the Company's average total invested assets during 1997 of approximately $107.9 million, as compared to 1996, resulted in a further decrease in investment income of approximately $7.8 million. The effect of investing new money of approximately $2.0 billion (including the proceeds from prepayments, sales and maturities of its invested assets, as well as net cash flow from operating activities), in conjunction with a change in the mix of invested assets, reduced the total yield on invested assets by approximately 10 basis points in 1997. Average total invested assets in 1997 decreased, as compared to 1996, primarily as a result of the retirement of the Company's Eurobond debt issuances at their scheduled maturity dates (see Note 17 to the Consolidated Financial Statements). During 1997, the Company's average investment in fixed maturity securities (before unrealized gains or losses) increased by approximately $459.3 million, while its average investment in mortgage loans and real estate decreased by approximately $170.5 million and $390.1 million, respectively. At December 31, 1997, fixed maturity securities, mortgage loans and real estate represented approximately 56.9%, 13.6% and 10.7% of total invested assets, as compared to 52.2%, 15.1 % and 14.4% at December 31, 1996. The yield on the Company's invested assets before and after realized gains (losses) on investments was 7.1% and 7.8%, respectively, for 1997, as compared to 7.2% and 7.9%, respectively, for 1996. See "Investments".

     Net realized gains on investments were $72.1 million for 1997, a decrease of $3.8 million, or 5.0%, from $75.9 million reported for 1996. The decrease was due to higher provisions for losses and lower gains on sales of certain partnership interests offset by higher gains on sales of real estate and common stock. Provisions for valuation allowances on real estate to be disposed of aggregated $63.8 million for 1997, as compared to $16.8 million in 1996, primarily as a result of additional properties put up for sale in 1997 that had carrying values in excess of their fair values less costs to sell; realized gains on sales of real estate were $87.6 million in 1997, as compared to $42.8 million in 1996; realized gains on sales of common stock were $39.7 million in 1997, as compared to $31.4 million in 1996; and gains on sales of certain partnership interests totaled $1.3 million in 1997, as compared to $10.5 million in 1996.

     Group Pension Profits were $60.0 million for 1997, an increase of $0.5 million, or approximately 0.8%, as compared to $59.5 million reported in 1996. Group Pension Profits in 1997 consisted of $55.7 million of Group Pension Payments and $4.3 million relating to adjustments required to reflect the earnings from such payments in accordance with GAAP. Such adjustments primarily relate to changes in the valuation allowances established to recognize impairment of assets supporting the business transferred in the Group Pension Transaction. In 1996, Group Pension Profits consisted of $66.7 million of Group Pension Payments offset by $(7.2) million relating to an increase in the aforementioned valuation allowances. Group Pension Payments in 1997 decreased from that recorded in 1996 primarily because of the continuing run-off of the Existing Deposits. The decrease in valuation allowances in 1997 resulted primarily from the decrease in mortgage loan assets supporting the transferred business due to prepayments of such loans.

     Other income was $145.4 million for 1997, an increase of $28.1 million, or 24.0%, as compared to $117.3 million reported in 1996. The increase was primarily the result of higher commissions earned by the Company's broker-dealer operations of $3.5 million, higher fees earned by the Company's mutual fund management operations of $17.2 million and a gain of $19.4 million relating to certain assets which had appreciated in value and were transferred to partially fund the cost of the indemnity reinsurance purchased in connection with the DI Transaction in 1997. These assets had previously been held on deposit by a third party reinsurance company under a financial reinsurance arrangement which was replaced with the aforementioned indemnity reinsurance. Offsetting such increases was miscellaneous non-recurring income of approximately $8.1 million recorded in Other Income in 1996 and lower earnings of approximately $2.7 million relating to an aviation reinsurance pool in which the Company participates. During 1997, the Company's broker-dealer operations reported commission earnings of $32.2 million, as compared to $28.7 million reported in 1996. Also, during 1997, the Company's mutual fund management operations reported $42.3 million in fees from advisory, underwriting and distribution services, as compared to $25.1 million reported in 1996, as assets under management increased to approximately $5.4 billion from $3.5 billion at December 31, 1997 and 1996, respectively.

     Benefits to policyholders were $840.1 million for 1997, a decrease of $32.1 million, or 3.7%, from $872.2 million reported for 1996. The decrease primarily resulted from favorable mortality in almost all product lines and the DI Transaction. Favorable mortality contributed approximately $15.6 million of the decrease, while the DI Transaction caused a decrease in benefits of approximately $21.6 million. The decrease in benefits caused by the DI Transaction resulted from the difference between the amount of reserves ceded (which approximated $367.5 million) and the cost of such reinsurance (which approximated $345.9 million). However, after the writeoff of associated deferred policy acquisition costs of approximately $30.7 million, the DI Transaction resulted in a pre-tax loss of approximately $9.1 million.

     Interest credited to policyholders' account balances was $139.4 million for 1997, a decrease of $16.7 million, or 10.7%, from $156.1 million reported for 1996. The decrease was comprised of lower interest crediting of $9.5 million and $11.9 million on the Company's SPDAs and retained group pension business, offset by $4.9 million of higher interest crediting on universal life business. The year to year change in interest credited primarily resulted from the change in average account balances for the aforementioned products. The average account balances for such products were $636.5 million, $220.4 million and $496.6 million for 1997, respectively, and $788.0 million, $292.7 million and $470.3 million for 1996, respectively.

     Amortization of DAC was $181.2 million for 1997, an increase of $23.0 million, or 14.5%, from $158.2 million reported for 1996. The increase was primarily the result of: (i) charging off approximately $30.7 million of deferred policy acquisition costs relating to the DI Transaction, (ii) higher amortization of approximately $11.6 million relating to the Company's FPVA product line and (iii) a decrease in amortization of approximately $21.5 million relating to the Company's traditional life business which resulted from revised projections of the present value of the ultimate profits expected from such business to reflect actual results to date. The increase in amortization relating to FPVAs resulted from higher profits due to an increase in account value of approximately $1,167.5 million during 1997 to $4,314.1 million, as compared to $3,146.6 million in 1996. The increase in account value in 1997 resulted from new sales and other deposits of $712.7 million and market appreciation of $738.9 million, offset by approximately $284.1 million in withdrawals and surrenders.

     Other operating costs and expenses were $403.7 million for 1997, a decrease of $42.9 million, or 9.6%, from $446.6 million reported for 1996. The decrease consists primarily of: (i) lower interest expense in 1997, as compared to 1996, of approximately $16.2 million as a result of the maturity of the Company's Eurobond debt (see Note 17 to the Consolidated Financial Statements), (ii) lower costs incurred of approximately $27.6 million in 1997, as compared to 1996, in connection with settlements of, and reserves for, various legal disputes, including lawsuits against the Company alleging market conduct improprieties (see Note 19 to the Consolidated Financial Statements), (iii) nonrecurring charges in 1996 of approximately $14.0 million relating to special termination benefits granted to certain employees under an early retirement program offered by the Company in April 1996 (see Note 8 to the Consolidated Financial Statements), (iv) costs incurred of approximately $2.7 million for severance benefits granted to certain employees in connection with the DI Transaction and
(v) higher commissions and sub-advisor fees of approximately $7.0 million and higher operating expenses of approximately $8.5 million incurred by the Company's broker-dealer and mutual fund management operations.

     Dividends to policyholders of $224.3 million in 1997 decreased $7.1 million, or 3.1%, from $231.4 million reported in 1996. The decrease primarily resulted from a reduction in the interest component of the dividend scales on all policies during 1997 by amounts ranging from 15 to 50 basis points, which was partially offset by an increase in life insurance reserves.

     The Company's provision for federal income taxes in 1997, including the tax effect of demutualization expenses, of $53.8 million included a benefit relating to the surplus tax of $5.8 million, compared to surplus tax expense incurred of $12.8 million in 1996. The Company's effective tax rate before the surplus tax and extraordinary item was 33.6% in 1997, as compared to approximately 31% in 1996.

     The Company is subject to the surplus tax (add-on tax) imposed on mutual life insurance companies under Section 809 of the Code. Section 809 requires (and the surplus tax results from) the disallowance of a portion of a mutual life insurance company's policyholder dividends as a deduction from taxable income. As a stock company, the Company will no longer be subject to the surplus tax.

  YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995

     The Company reported consolidated pre-tax earnings of $100.5 million ($56.5 million after tax) for the year ended December 31, 1996, an increase of $38.7 million or 62.6% ($16.1 million or 39.9% after tax), as compared to consolidated pre-tax earnings of $61.8 million ($40.4 million after tax) for the year ended December 31, 1995.

     Consolidated revenues were $1,965.0 million for 1996, an increase of $105.4 million, or 5.7%, from $1,859.6 million reported for 1995. The increase in revenues primarily resulted from increases in net realized investment gains, universal life and investment-type product policy fees, net investment income and other income of $59.7 million, $20.1 million, $22.8 million and $21.1 million, respectively, offset by decreases in premiums of $16.1 million and Group Pension Profits of $2.2 million.

     Total benefits and expenses were $1,864.5 million for 1996, an increase of $66.7 million, or 3.7%, from $1,797.8 million reported for 1995. The increase was primarily attributable to increases in amortization of policy acquisition costs, other operating costs and expenses and dividends to policyholders of $25.6 million, $62.8 million and $8.9 million, respectively, offset by decreases in benefits to policyholders and interest credited to policyholders' account balances of $11.4 million and $19.2 million, respectively.

     Premium revenue was $859.8 million for 1996, a decrease of $16.1 million, or 1.8%, from $875.9 million reported for 1995. The decrease was primarily the result of lower premiums on traditional life insurance of $7.2 million in addition to lower premiums of $5.6 million relating to the sales of individual immediate annuities. Management believes that the decrease was consistent with trends in the industry, particularly the continuing shift by consumers from traditional protection products to asset accumulation and retirement income products. Management also believes that the decrease was reflective of the then current interest rate environment wherein declining long-term rates have caused traditional protection products to be comparatively less competitive with variable products.

     Universal life and investment-type product policy fees were $100.9 million for 1996, an increase of $20.1 million, or 24.9%, from $80.8 million reported for 1995. This increase was primarily the result of higher fees relating to the Company's FPVA and VUL business of $12.4 million and $6.9 million, respectively, as a result of an increase in the aggregate account values of such products. FPVA account value increased $929.4 million during 1996 to $3,146.6 million as compared to $2,217.2 million in 1995. The increase in account value in 1996 resulted from new sales and other deposits of $668.4 million and market appreciation of $448.6 million, offset by approximately $187.6 million in withdrawals and surrenders. VUL account value increased $30.5 million during 1996 to $41.3 million as compared to $10.8 million in 1995. The increase in account value in 1996 resulted from new sales and other deposits of $35.7 million and market appreciation of $4.7 million, offset by approximately $9.9 million in withdrawals and surrenders.

     Net investment income was $751.6 million for 1996, an increase of $22.8 million, or 3.1%, from $728.8 million reported for 1995. From 1995 to 1996, the Company's investment results benefited from the strong performance of the Company's equity partnership investments, while being constrained by slightly declining interest rates. Invested assets produced a yield (including realized capital gains) of 7.9% in 1996, compared with 7.1% in 1995.

     Net realized gains on investments were $75.9 million for 1996, an increase of $59.7 million, or 368.5%, from $16.2 million reported for 1995. The increase was primarily due to higher realized gains on sales of equity securities and real estate and lower provisions for losses on real estate classified as to be disposed of. Realized gains on sales of equity securities in 1996 totaled $30.0 million as compared to $9.2 million in 1995, realized gains on sales of real estate in 1996 totaled $42.8 million as compared to $28.3 million in 1995 and provisions for valuation allowances on real estate to be disposed of aggregated $16.8 million in 1996 as compared to $39.5 million in 1995. In addition, the Company recorded realized gains on sales and prepayments of fixed maturity securities in 1996 of $6.2 million, a decrease of approximately $12.8 million from that reported in 1995, which decrease was largely offset by a reduction in mortgage loan valuation allowances in 1996 of approximately $4.0 million, as compared to an increase in the amount of such allowances of approximately $4.0 million recorded in 1995.

     Group Pension Profits were $59.5 million for 1996, a decrease of $2.2 million, or approximately 3.6%, as compared to $61.7 million reported in 1995. Group Pension Profits in 1996 consisted of $66.7 million of Group Pension Payments and ($7.2) million relating to adjustments required to reflect the earnings from such payments in accordance with GAAP. Such adjustments primarily relate to changes in the valuation allowances established to recognize impairment of assets supporting the business transferred in the Group Pension Transaction. In 1995, Group Pension Profits consisted of $70.2 million in Group Pension Payments offset by $(8.5) million relating to an increase in the aforementioned valuation allowances. Group Pension Payments in 1996 decreased from that recorded in 1995 primarily because of the continuing run-off of the Existing Deposits. The increase in valuation allowances in 1996 was due to one loan in the portfolio.

     Other income was $117.3 million for 1996, an increase of $21.1 million, or 21.9%, from $96.2 million reported for 1995. The increase in other income was principally the result of higher commissions earned in the Company's broker-dealer operations and higher advisory fees in its mutual fund management operations.

     Benefits to policyholders were $872.2 million for 1996, a decrease of $11.4 million, or 1.3%, from $883.6 million reported for 1995. The decrease primarily consisted of approximately $3.5 mil-lion relating to favorable mortality in almost all product lines and lower surrenders on traditional life insurance products and a decrease of approximately $6.1 million in sales of immediate annuities.

     Interest credited to policyholders' account balances was $156.1 million for 1996, a decrease of $19.2 million, or 10.9%, from $175.3 million reported for 1995. The decrease in interest credited was primarily the result of a decrease in policyholders' account balances which the Company believes reflected consumer preferences for separate account participation products.

     Amortization of DAC was $158.2 million for 1996, an increase of $25.6 million, or 19.3%, from $132.6 million reported for 1995. The increase was primarily the result of higher profitability across all major product lines. Amortization of deferred expenses attributable to traditional participating whole life policies increased by $9.5 million due to improved profitability resulting from higher realized gains in 1996, while higher profitability on the Company's universal life products resulting from better mortality experience, as compared to the prior year, caused amortization to increase by $11.6 million. In addition, the Company's continuing growth in the flexible payment variable annuities fund base resulted in an increase in advisory fees which contributed approximately $12.7 million to the increase in policy acquisition cost amortization. These increases were partially offset by a $2.4 million decrease in amortization relating to term business, as a result of lower business production as compared to the prior year.

     Other operating costs and expenses were $446.6 million for 1996, an increase of $62.8 million, or 16.4%, from $383.8 million reported for 1995, largely as a result of: (i) costs incurred of approximately $27.6 million relating to settlements of, and reserves for, various legal disputes, including lawsuits against the Company alleging market conduct improprieties (see Note 19 to the Consolidated Financial Statements), (ii) $5.1 million of legal expenses relating to the aforementioned legal disputes and lawsuits and (iii) approximately $14.0 million of expense associated with special termination benefits paid to certain employees under an early retirement program offered by the Company in April of 1996 (see Note 8 to the Consolidated Financial Statements). Other factors contributing to the increase in other operating costs and expenses during 1996 included higher commissions in the Company's broker-dealer operations and higher advisory fees in its mutual fund management operations.

     Dividends to policyholders of $231.4 million in 1996 were slightly higher than the $222.5 million level of 1995. During 1996, the Company maintained the dividend scale from the preceding year and the increase resulted from an increase in life insurance reserves during 1996.

     The Company's provision for federal income taxes of $44.0 million for 1996 included surplus tax of $12.8 million, as compared to the 1995 provision for federal income taxes of $21.4 million which included $0.0 relating to surplus tax. The Company did not incur any surplus tax in 1995 as the differential earnings rate was zero.

     The Company is subject to the add-on (surplus) tax imposed on mutual life insurance companies under Section 809 of the Code. Section 809 requires (and the surplus tax results from) the disallowance of a portion of a mutual life insurance company's policyholder dividends as a deduction from taxable income. As a stock company, the Company will no longer be subject to the surplus tax.

RESULTS OF OPERATIONS BY SEGMENT

     For management and reporting purposes, the Company's business is organized in two principal operating segments, the "Protection Products" segment and the "Accumulation Products" segment. Substantially all of the Company's other business activities are combined and reported in the "Other Products" segment. In its Protection Products segment, the Company offers a wide range of individual life insurance products, including whole life, term life, universal life, variable universal life, last survivor life and group universal life. Also included in the Protection Products segment are the: (i) assets and liabilities transferred pursuant to the Group Pension Transaction, as well as the

Group Pension Profits, and (ii) the Company's disability income insurance business which was transferred in the DI Transaction. For accounting purposes, the Protection Products segment will include, following the Demutualization, the contribution from the Closed Block. In its Accumulation Products segment, the Company offers fixed annuities, single premium deferred annuities, immediate annuities, flexible payment variable annuities and proprietary retail mutual funds. The Company's Other Products segment primarily consists of a securities broker-dealer operation, an insurance brokerage operation and the Run-Off Businesses. In addition to selling the Company's proprietary investment products, the securities broker-dealer operation provides customers of the Company's protection and accumulation products access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The insurance brokerage operation provides the Company's career agency sales force with access to life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers. The Run-Off Businesses primarily consist of group life and health insurance as well as the group pension business that was not included in the Group Pension Transaction. For a reconciliation of the amounts reported in the segments with the amounts reported in the consolidated financial statements, see
Note 6 to the Consolidated Financial Statements.

     The following table presents certain summary financial data for the Company by operating segment as of the dates and for the periods indicated.

                                AS OF OR FOR THE SIX
                               MONTHS ENDED JUNE 30,     AS OF OR FOR THE YEAR ENDED DECEMBER 31,
                               ----------------------    -----------------------------------------
                                 1998         1997          1997           1996           1995
                               ---------    ---------    -----------    -----------    -----------
                                                         ($ IN MILLIONS)
TOTAL REVENUES(1):
  Protection Products(2).....  $   813.8    $   775.8     $ 1,598.7      $ 1,593.8      $ 1,485.5
  Accumulation Products......      145.8        114.6         239.4          217.0          213.9
  Other Products.............       80.4         61.1         131.1          145.9          150.5
                               ---------    ---------     ---------      ---------      ---------
                               $ 1,040.0    $   951.5     $ 1,969.2      $ 1,956.7      $ 1,849.9
                               =========    =========     =========      =========      =========
TOTAL BENEFITS AND
  EXPENSES(1):
  Protection Products........  $   677.1    $   727.4     $ 1,469.7      $ 1,492.6      $ 1,456.8
  Accumulation Products......       95.8         90.3         195.3          181.1          179.7
  Other Products.............       67.0         55.3         112.8          137.8          141.6
                               ---------    ---------     ---------      ---------      ---------
                               $   839.9    $   873.0     $ 1,777.8      $ 1,811.5      $ 1,778.1
                               =========    =========     =========      =========      =========
INCOME BEFORE INCOME
  TAXES(1):
  Protection Products(2).....  $   136.7    $    48.3     $   129.0      $   101.2      $    28.7
  Accumulation Products......       50.0         24.3          44.1           35.9           34.2
  Other Products.............       13.4          5.8          18.3            8.1            8.9
                               ---------    ---------     ---------      ---------      ---------
                               $   200.1    $    78.4     $   191.4      $   145.2      $    71.8
                               =========    =========     =========      =========      =========
ASSETS(1):
  Protection Products(3).....  $16,218.3    $15,291.9     $15,776.5      $15,158.5      $15,213.2
  Accumulation Products......    6,285.8      5,266.4       5,757.9        4,747.2        3,981.7
  Other Products.............    1,209.8      1,327.1       1,234.2        1,417.1        1,713.3
                               ---------    ---------     ---------      ---------      ---------
                               $23,713.9    $21,885.4     $22,768.6      $21,322.8      $20,908.2
                               =========    =========     =========      =========      =========
POLICYHOLDER
  LIABILITIES(1)(4):
  Protection Products(5).....  $10,102.9    $10,317.7     $10,105.7      $ 9,996.2      $ 9,936.3
  Accumulation Products......    1,332.2      1,493.0       1,416.1        1,601.7        1,797.2
  Other Products.............      480.0        321.9         513.4          542.4          694.8
                               ---------    ---------     ---------      ---------      ---------
                               $11,915.1    $12,132.6     $12,035.2      $12,140.3      $12,428.3
                               =========    =========     =========      =========      =========
SEPARATE ACCOUNT
  LIABILITIES(1)(6):
  Protection Products(7).....  $ 3,967.8    $ 3,455.9     $ 3,720.1      $ 3,393.0      $ 3,500.1
  Accumulation Products......    4,598.1      3,469.8       4,002.6        2,851.4        1,928.1
  Other Products.............      565.1        630.3         547.7          625.6          613.3
                               ---------    ---------     ---------      ---------      ---------
                               $ 9,131.0    $ 7,556.0     $ 8,270.4      $ 6,870.0      $ 6,041.5
                               =========    =========     =========      =========      =========

---------------
(1) Excluded from the Company's operating segments are revenues, benefits and expenses, assets and liabilities relating to contracts issued by the Company with respect to its employee benefit plans, as well as any nonrecurring or unusual items. Such amounts constitute reconciling items in accordance with SFAS No. 131. Accordingly, see Note 6 to the Consolidated Financial Statements and Notes to the Unaudited Interim Condensed Consolidated Financial Statements for a reconciliation of amounts reported for the Company's operating segments to such amounts reported in the Company's consolidated financial statements.

(2) Includes Group Pension Profits of $22.7 million, $28.2 million, $60.0 million, $59.5 million and $61.7 million for the six-month periods ended June 30, 1998 and 1997 and the years ended December 31, 1997, 1996 and 1995, respectively. See "-- The Group Pension Transaction" and "Risk
    Factors -- Decline and Expiration of Payments and Income Related to the Group Pension Transaction".

(3) Includes assets transferred in the Group Pension Transaction of $5,720.5 million, $5,538.5 million, $5,714.9 million, $5,627.9 million, and $5,992.8 million as of June 30, 1998 and 1997, and December 31, 1997, 1996, and 1995, respectively (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

(4) Includes interest credited to policyholders' account balances.

(5) Includes policyholder liabilities transferred in the Group Pension Transaction of $1,890.9 million, $2,086.3 million, $1,991.0 million, $2,158.1 million, and $2,315.1 million as of June 30, 1998 and 1997, and December 31, 1997, 1996, and 1995, respectively (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

(6) Each segment includes separate account assets in an amount not less than the corresponding liability reported.

(7) Includes separate account liabilities transferred in the Group Pension Transaction of $3,761.2 million, $3,397.2 million, $3,614.0 million, $3,358.3 million, and $3,495.4 million as of June 30, 1998 and 1997, and December 31, 1997 1996, and 1995, respectively (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements).

     Assets have been allocated to the segments in amounts sufficient to support the associated liabilities of each segment and maintain a separately calculated RBC level for each segment equal to that of the Company's RBC level. Allocations of net investment income and net realized gains on investments were based on the amount of assets allocated to each segment. Other costs and operating expenses were allocated to each of the segments based on; (i) a review of the nature of such costs, (ii) cost allocations utilizing time studies and (iii) cost estimates included in the Company's product pricing. Substantially all non-cash transactions and impaired real estate (including real estate acquired in satisfaction of debt) have been allocated to the Protection Products segment.

     Set forth below is a discussion of the operating results of the Company by segment for the periods indicated.

  PROTECTION PRODUCTS SEGMENT

     The following table presents certain summary financial data relating to the Company's Protection Products segment for the periods indicated.

                                      FOR THE SIX MONTHS                FOR THE YEAR
                                        ENDED JUNE 30,               ENDED DECEMBER 31,
                                      ------------------    ------------------------------------
                                       1998       1997        1997          1996          1995
                                      -------    -------    --------    ------------    --------
                                                           ($ IN MILLIONS)
REVENUES:
Premiums............................  $343.8     $403.4     $  817.0      $  837.4      $  845.1
Universal life policy fees..........    41.8       30.3         74.9          63.4          53.9
Net investment income and net
  realized gains on investments.....   397.0      304.7        611.9         605.3         501.5
Group Pension Profits...............    22.7       28.2         60.0          59.5          61.7
Other income........................     8.5        9.2         34.9          28.2          23.3
                                      ------     ------     --------      --------      --------
                                       813.8      775.8      1,598.7       1,593.8       1,485.5
BENEFITS AND EXPENSES:
Benefits to policyholders...........   349.8      398.0        776.8         815.0         818.5
Interest credited to policyholders'
  account balances..................    27.0       28.3         57.5          48.2          49.4
Amortization of deferred policy
  acquisition costs.................    55.4       55.8        146.8         135.0         118.7
Other operating costs and
  expenses..........................   138.1      129.4        267.6         267.1         252.0
Dividends to policyholders..........   106.8      115.9        221.0         227.3         218.2
                                      ------     ------     --------      --------      --------
                                       677.1      727.4      1,469.7       1,492.6       1,456.8
Income before income taxes..........  $136.7     $ 48.3     $  129.0      $  101.2      $   28.7
                                      ======     ======     ========      ========      ========

    SIX-MONTH PERIOD ENDED JUNE 30, 1998 COMPARED TO SIX-MONTH PERIOD ENDED JUNE 30, 1997 -- PROTECTION PRODUCTS SEGMENT

     Premium revenue was $343.8 million for the six-month period ended June 30, 1998, a decrease of $59.6 million, or 14.8%, from $403.4 million reported in the comparable period ended June 30, 1997. Approximately $36.6 million of the decrease resulted from lower premiums due to the transfer of the Company's disability income insurance business in 1997 pursuant to the DI Transaction. In addition, the decrease resulted from lower new and renewal premiums of $7.6 million and $9.7 million, respectively, as well as lower single premiums of $5.6 million due to lower dividends.

     Universal life and investment-type product policy fees were $41.8 million for the six-month period ended June 30, 1998, an increase of $11.5 million, or 38.0%, from $30.3 million reported in the comparable period ended June 30, 1997. This increase was primarily the result of higher fees relating to the Company's VUL business of $9.1 million. For the six-month period ended June 30, 1998, the Company reported total fees from its VUL business of $16.6 million, as compared to $7.5 million reported for the comparable period ended June 30, 1997. The increase in VUL fees is primarily due to higher cost of insurance charges of approximately $4.5 million and higher and administrative charges of $4.2 million consistent with the in force growth of such business.

     Net investment income and net realized gains on investments were $397.0 million for the six-month period ended June 30, 1998, an increase of $92.3 million, or 30.3%, from $304.7 million reported in the comparable period ended June 30, 1997. The increase was primarily due to higher gains from sales of real estate, which was partially offset by a decrease in yield on investment of new money.

     Group Pension Profits were $22.7 million for the six-month period ended June 30, 1998, a decrease of $5.5 million, or 19.5%, from $28.2 million reported in the comparable period ended June 30, 1997. Group Pension Profits during the six-month period ended June 30, 1998 consisted of $23.5 million of Group Pension Payments offset by an increase of $0.8 million in valuation allowances relating to adjustments required to reflect the earnings from such payments in accordance with GAAP. Such adjustments primarily relate to changes in the valuation allowances established to recognize impairment of assets supporting the business transferred in the Group Pension Transaction. In the comparable prior year period Group Pension Profits consisted of $24.3 million of Group Pension Payments and $3.9 million relating to a decrease in the aforementioned valuation allowances. Group Pension Payments during the six-month period ended June 30, 1998 decreased from that reported in the comparable prior year period primarily because of the continuing run-off of the Existing Deposits and lower reinvestment rates. The decrease in the valuation allowance reported during the six-month period ended June 30, 1997 resulted primarily from the paydown of certain mortgage loans.

     Other income was $8.5 million for the six-month period ended June 30, 1998, a decrease of $0.7 million, or 7.6%, as compared to $9.2 million reported in the comparable prior year period. The decrease was primarily the result of lower expense allowances under the Company's reinsurance programs.

     Benefits to policyholders were $349.8 million for the six-month period ended June 30, 1998, a decrease of $48.2 million, or 12.1%, as compared to $398.0 million reported in the comparable prior year period. The decrease primarily resulted from the transfer of the Company's disability income insurance business pursuant to the DI Transaction during the fourth quarter of 1997. During the six months ended June 30, 1997, the Company reported benefits of approximately $36.7 million relating to its disability income insurance business. Also contributing to the decrease was a $12.0 million decrease in reserves relating to the Company's traditional whole life business which is consistent with the decrease in the amount of such in force business.

     Interest credited to policyholder account balances was $27.0 million for the six-month period ended June 30, 1998, a decrease of $1.3 million, or 4.6%, as compared to $28.3 million reported in the comparable prior year period. The decrease primarily resulted from lower interest crediting across substantially all product lines.

     Amortization of DAC costs was $55.4 million for the six-month period ended June 30, 1998, a decrease of $0.4 million, or 0.7%, as compared to $55.8 million reported in the comparable prior year period. The decrease is primarily the result of: (i) a decrease in amortization of approximately $3.0 million relating to the VUL product line which experienced $4.6 million of higher death claims as compared to the comparable prior year period and (ii) higher amortization of approximately $2.4 million in the traditional whole life business due to gains from real estate sales.

     Other operating costs and expenses were $138.1 million for the six-month period ended June 30, 1998, an increase of $8.7 million, or 6.7%, as compared to $129.4 million reported in the comparable prior year period. The increase primarily consists of higher costs incurred in connection with certain strategic initiatives, including resolving the Year 2000 issue.

     Dividends to policyholders of $106.8 million for the six-month period ended June 30, 1998 decreased $9.1 million, or 7.9% from $115.9 million reported in the comparable prior year period. The decrease primarily resulted from a reduction in the fourth quarter of 1997 in the interest component of the dividend scales on all policies by amounts ranging from 15 to 50 basis points, which was partially offset by an increase in life insurance reserves.

    YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996 -- PROTECTION PRODUCTS SEGMENT

     Premium revenue was $817.0 million for 1997, a decrease of $20.4 million, or 2.4%, from $837.4 million reported for 1996. The decrease was primarily the result of lower new and renewal premiums, offset by higher sales of single premium individual life insurance.

     Universal life policy fees were $74.9 million for 1997, an increase of $11.5 million, or 18.1%, from $63.4 million reported for 1996. This increase was primarily the result of an increase in fees relating to the Company's VUL business of $8.9 million. For the year ended December 31, 1997, the Company reported total fees from VUL business of $17.8 million, as compared to $8.9 million reported for the year ended December 31, 1996. VUL account value increased $65.1 million during 1997 to $106.4 million, as compared to $41.3 million in 1996. The increase in account value in 1997 resulted from new sales and other deposits of $68.3 million and market appreciation of $14.2 million, offset by approximately $17.4 million in withdrawals and surrenders.

     Net investment income and net realized gains on investments were $611.9 million for the year ended December 31, 1997, a $6.6 million increase from $605.3 million for 1996. The increase was primarily due to higher average invested assets of approximately $300.0 million offset by slightly lower yields (including net realized gains on investments) for 1997 of 7.8%, as compared to 7.9% for 1996.

     Group Pension Profits were $60.0 million for 1997, an increase of $0.5 million, or approximately 0.8%, as compared to $59.5 million reported in 1996. Group Pension Profits in 1997 consisted of $55.7 million of Group Pension Payments and $4.3 million relating to adjustments required to reflect the earnings from such payments in accordance with GAAP. Such adjustments primarily related to changes in the valuation allowances established to recognize impairment of assets supporting the business transferred in the Group Pension Transaction. In 1996, Group Pension Profits consisted of $66.7 million of Group Pension Payments, offset by $(7.2) million relating to an increase in the aforementioned valuation allowances. Group Pension Payments in 1997 decreased from that recorded in 1996 primarily because of the continuing run-off of the Existing Deposits. The decrease in valuation allowances in 1997 resulted primarily from the decrease in mortgage loan assets supporting the transferred business due to prepayments of such loans.

     Other income was $34.9 million for 1997, an increase of $6.7 million, or 23.8%, as compared to $28.2 million reported in 1996. The increase was primarily the result of a gain of $19.4 million on assets held on deposit under a financial reinsurance contract which was replaced with an indemnity reinsurance contract during 1997, offset by a decrease of $8.1 million relating to miscellaneous non-recurring income recorded in Other Income in 1996 and $4.6 million of other miscellaneous items.

     Benefits to policyholders were $776.8 million for 1997, a decrease of $38.2 million, or 4.7%, from $815.0 million reported for 1996. The decrease primarily resulted from favorable mortality in almost all product lines and the DI Transaction. Favorable mortality contributed approximately $15.6 million of the decrease, while the DI transaction caused a decrease in benefits of approximately $21.6 million. The decrease in benefits caused by the DI Transaction resulted from the difference between the amount of reserves ceded (which approximated $367.5 million) and the cost of such reinsurance (which approximated $345.9 million). However, after the writeoff of associated deferred policy acquisition costs of approximately $30.7 million, the DI Transaction resulted in a loss of approximately $9.1 million.

     Interest credited to policyholders' account balances was $57.5 million for 1997, an increase of $9.3 million, or 19.3%, from $48.2 million reported for 1996. The increase was primarily comprised of $4.9 million of higher interest crediting on universal life business. The average interest crediting rates in 1997 on the Company's universal life business was approximately 6.3% in 1997, as compared to 6.0% in 1996. The average account balances for such products were $496.6 million for 1997 and $470.3 million for 1996, respectively.

     Amortization of DAC was $146.8 million for 1997, an increase of $11.8 million, or 8.7%, from $135.0 million reported for 1996. The increase was primarily the result of charging off approximately $30.7 million of deferred policy acquisition costs relating to the DI Transaction, offset by a decrease in amortization of approximately $21.5 million relating to traditional life business which resulted from revised projections of the ultimate profits expected from such business based on actual results to date.

     Other operating costs and expenses were $267.6 million for 1997, an increase of $0.5 million, or 0.2%, from $267.1 million reported for 1996.

     Dividends to policyholders of $221.0 million in 1997 decreased $6.3 million, or 2.8%, from $227.3 million reported in 1996. The decrease primarily resulted from a reduction in the interest component of the dividend scales in 1997 on all policies by amounts ranging from 15 to 50 basis points, which was partially offset by an increase in life insurance reserves.

    YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995 --
     PROTECTION PRODUCTS SEGMENT

     Premium revenue was $837.4 million for 1996, a decrease of $7.7 million, or 0.9%, from $845.1 million reported for 1995. The decrease was primarily the result of lower individual life insurance premiums of approximately $7.2 million. Management believes that the decrease was consistent with trends in the industry, particularly the continuing shift by consumers from traditional life insurance policies to variable life insurance products and also was reflective of the then current interest rate environment, wherein declining long-term rates caused traditional protection products to be comparatively less competitive than variable products.

     Universal life policy fees were $63.4 million for 1996, an increase of $9.5 million, or 17.6%, from $53.9 million reported for 1995. The increase was primarily the result of increased fees of $6.8 million and $2.3 million relating to the Company's variable universal life and universal life insurance products, respectively, which grew as a result of new sales and increases in the value of assets underlying such products. Fees earned on separate account products, which are a percentage of separate account asset values, benefited from the strong stock market returns experienced during this period.

     Net investment income and net realized gains on investments were $605.3 million for 1996, an increase of $103.8 million, or 20.7%, from $501.5 million reported for 1995. The increase primarily resulted from higher gains realized on sales of real estate and equity securities during 1996 as compared to 1995 and additional investment income reflecting an increase in the segment's general account invested assets of approximately $218.3 million.

     Group Pension Profits were $59.5 million for 1996, a decrease of $2.2 million, or approximately 3.6%, as compared to $61.7 million reported in 1995. Group Pension Profits in 1996 consisted of $66.7 million of Group Pension Payments and $(7.2) million relating to adjustments required to reflect the earnings from such payments in accordance with GAAP. Such adjustments primarily relate to changes in the valuation allowances established to recognize impairment of assets supporting the business transferred in the Group Pension Transaction. In 1995, Group Pension Profits consisted of $70.2 million in Group Pension Payments offset by $(8.5) million relating to an increase in the aforementioned valuation allowances. Group Pension Payments in 1996 decreased from that recorded in 1995 primarily because of the continuing run-off of the Existing Deposits. The increase in valuation allowances in 1996 was due to one loan in the portfolio.

     Other income was $28.2 million for 1996, an increase of $4.9 million, or 21.0%, from $23.3 million reported for 1995. The increase was primarily the result of an increase from the prior year of approximately $5.2 million relating to interest income received in connection with a federal income tax refund.

     Benefits to policyholders were $815.0 million for 1996, a decrease of $3.5 million, or 0.4%, from $818.5 million reported for 1995, primarily as a result of favorable mortality in almost all product lines and lower surrenders on traditional products.

     Interest credited to policyholders' account balances was $48.2 million for 1996, a decrease of $1.2 million, or 2.4%, from $49.4 million reported for 1995. The decrease in interest credited was primarily the result of a decrease in policyholders' account balances relating to group universal life business.

     Amortization of DAC was $135.0 million for 1996, an increase of $16.3 million, or 13.7%, from $118.7 million reported for 1995. The increase was primarily attributable to higher gross margins on traditional and universal life products resulting from favorable mortality and higher investment yields.

     Other operating costs and expenses were $267.1 million for 1996, an increase of $15.1 million, or 6.0%, from $252.0 million reported for 1995. The increase was primarily related to expenses incurred for the operation, management and enhancement of the Company's information systems.

     Dividends to policyholders were $227.3 million for 1996, an increase of $9.1 million, or 4.2%, from $218.2 million reported for 1995. During 1996, the Company maintained the dividend scale from the preceding year and the increase resulted from an increase in life insurance reserves during 1996.

  ACCUMULATION PRODUCTS SEGMENT

     The following table presents certain summary financial data relating to the Company's Accumulation Products segment for the periods indicated.

                                             FOR THE SIX MONTHS           FOR THE YEAR
                                               ENDED JUNE 30,          ENDED DECEMBER 31,
                                             ------------------    --------------------------
                                              1998       1997       1997      1996      1995
                                             -------    -------    ------    ------    ------
                                                             ($ IN MILLIONS)
REVENUES:
Premiums...................................  $  1.8     $  2.8     $  5.0    $  4.2    $  9.8
Investment-type product fees...............    31.6       23.2       50.9      36.6      24.8
Net investment income and net realized
  gains on investments.....................    77.8       65.3      131.4     144.0     153.3
Other income...............................    34.6       23.4       52.1      32.2      26.0
                                             ------     ------     ------    ------    ------
                                              145.8      114.7      239.4     217.0     213.9
BENEFITS AND EXPENSES:
Benefits to policyholders..................     8.9       11.3       21.2      17.9      24.0
Interest credited to policyholders' account
  balances.................................    27.9       35.3       71.4      84.9      92.3
Amortization of deferred policy acquisition
  costs....................................    15.4       12.6       34.4      23.2      13.9
Other operating costs and expenses.........    42.7       30.0       66.3      52.8      47.2
Dividends to policyholders.................     0.9        1.1        2.0       2.3       2.3
                                             ------     ------     ------    ------    ------
                                               95.8       90.3      195.3     181.1     179.7
Income before income taxes.................  $ 50.0     $ 24.4     $ 44.1    $ 35.9    $ 34.2
                                             ======     ======     ======    ======    ======

     SIX-MONTH PERIOD ENDED JUNE 30, 1998 COMPARED TO SIX-MONTH PERIOD ENDED JUNE 30, 1997 -- ACCUMULATION PRODUCTS SEGMENT

     Premium revenue was $1.8 million for the six-month period ended June 30, 1998, a decrease of $1.0 million, or 33.3%, from $2.8 million reported in the comparable period ended June 30, 1997. The decrease was entirely attributable to lower sales of immediate annuities.

     Investment-type product policy fees were $31.6 million for the six-month period ended June 30, 1998, an increase of $8.4 million, or 36.2%, from $23.2 million reported in the comparable period ended June 30, 1997. This increase resulted from higher fees from the Company's FPVA business. For the six-month period ended June 30, 1998, the Company reported total fees from its FPVA of $31.2 million, as compared to $22.8 million reported for the comparable period ended June 30, 1997. The variance in the FPVA fees is primarily a result of an increase in the account value. The average FPVA account value for the six-month period ended June 30, 1998 was $4.3 billion, as compared to $3.1 billion for the comparable period ended June 30, 1997.

     Net investment income and net realized gains on investments were $77.8 million for the six-month period ended June 30, 1998, an increase of $12.5 million, or 19.1%, from $65.3 million reported in the comparable period ended June 30, 1997. The increase was due to higher gains from the sales of real estate offset by lower average invested assets.

     Other income was $34.6 million for the six-month period ended June 30, 1998, an increase of $11.2 million, or 47.9%, as compared to $23.4 million reported in the comparable prior year period. The increase was primarily the result of higher fees earned by the Company's mutual fund management operations of $11.6 million. During the six-month period ended June 30, 1998, the Company's mutual fund management operations reported $29.5 million in fees from advisory, underwriting and distribution services, as compared to $17.9 million reported in the comparable prior year period.

     Benefits to policyholders were $8.9 million for the six-month period ended June 30, 1998, a decrease of $2.4 million, or 21.2%, as compared to $11.3 million reported in the comparable prior year period. The decrease is primarily due to lower reserves on immediate annuities resulting from lower sales and a decrease in the issuance of supplementary contracts with life contingencies during the period.

     Interest credited to policyholder account balances was $27.9 million for the six-month period ended June 30, 1998, a decrease of $7.4 million, or 20.9%, as compared to $35.3 million reported in the comparable prior year period. The decrease primarily resulted from lower interest crediting on all accumulation products consistent with the decrease in such corresponding liabilities.

     Amortization of DAC was $15.4 million for the six-month period ended June 30, 1998, an increase of $2.8 million, or 22.2%, as compared to $12.6 million reported in the comparable prior year period. The increase is primarily the result of higher amortization of approximately $4.1 million relating to the Company's FPVA product line. The increase in amortization relating to FPVAs resulted from higher management fees due to an increase in separate account value. The increase in account value during the first six months of 1998 of $581.9 million resulted from new sales and other deposits of $346.5 million and market appreciation of $466.9 million, offset by approximately $231.5 million in withdrawals and surrenders.

     Other operating costs and expenses were $42.7 million for the six-month period ended June 30, 1998, an increase of $12.7 million, or 42.3%, as compared to $30.0 million reported in the comparable prior year period. The increase primarily consists of higher sub-advisory fees, commission expense and other cost of sales of ECM of approximately $5.6 million.

     Dividends to policyholders of $0.9 million for the six-month period ended June 30, 1998 decreased $0.2 million, or 18.2%, from $1.1 million reported in the comparable prior year period. The decrease primarily resulted from a reduction in the fourth quarter of 1997 in the interest component of the dividend scales on all policies by amounts ranging from 15 to 50 basis points.

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996 -- ACCUMULATION PRODUCTS SEGMENT

     Premium revenue was $5.0 million for 1997, an increase of $0.8 million, or 19.0% from $4.2 million reported for 1996. The increase primarily resulted from $0.8 million in higher sales of immediate annuities to $5.0 million for 1997, as compared to $4.2 million for 1996.

     Investment-type product fees were $50.9 million for 1997, an increase of $14.3 million, or 39.1%, from $36.6 million reported for 1996. This increase was primarily the result of an increase in fees relating to the Company's FPVA business of $14.8 million. For the year ended December 31, 1997, the Company reported total fees in its FPVA business of $50.0 million, as compared to $35.2 million reported for the year ended December 31, 1996. FPVA account value increased $1,167.5 million during 1997 to $4,314.1 million, as compared to $3,146.6 million in 1996. The increase in account value in 1997 resulted from new sales and other deposits of $712.7 million and market appreciation of $738.9 million, offset by approximately $284.1 million in withdrawals and surrenders.

     Net investment income and net realized gains on investments aggregated $131.4 million for 1997, a decrease of $12.6 million, or 8.75%, from $144.0 million reported for 1996. The decrease is primarily related to lower average invested assets during 1997 of approximately $180.0 million, as compared to 1996. Average total invested assets in 1997 decreased, as compared to 1996, primarily as a result of a decline in SPDA's in force. During 1997, SPDA account value decreased $156.8 million to $558.1 million, as compared to $714.9 million in 1996. The decrease in account value in 1997 resulted from new sales and other deposits of $4.0 million and interest on the account value of $34.1 million, offset by approximately $194.9 million in withdrawals and surrenders.

     Other income was $52.1 million for 1997, an increase of $19.9 million, or 61.8%, as compared to $32.2 million reported in 1996. The increase was primarily the result of higher fees earned by the Company's mutual fund management operations of $16.1 million. During 1997, the Company's mutual fund management operations reported $40.2 million in fees from advisory, underwriting and distribution services as compared to $24.1 million reported in 1996 as assets under management increased to approximately $5.4 billion from $3.5 billion at December 31, 1997 and 1996, respectively.

     Benefits to policyholders were $21.2 million for 1997, an increase of $3.3 million, or 18.4%, from $17.9 million reported for 1996. The increase primarily resulted from higher transfers to supplementary contracts with life contingencies from immediate annuities of approximately $2.9 million.

     Interest credited to policyholders' account balances was $71.4 million for 1997, a decrease of $13.5 million, or 15.9%, from $84.9 million reported for 1996. The decrease was primarily due to lower interest crediting of approximately $9.5 million relating to the Company's SPDA business which resulted from a decrease in SPDA account value of approximately $156.8 million during 1997 to $558.1 million, as compared to $714.9 million at the end of 1996. The decrease in account value was due to higher withdrawals in 1997, as compared to 1996, which management believes reflected consumer preferences for separate account products. Average interest crediting rates on the Company SPDA's were approximately 5.5% in both 1997 and 1996, respectively.

     Amortization of DAC was $34.4 million for 1997, an increase of $11.2 million, or 48.3%, from $23.2 million reported for 1996. This increase primarily consisted of higher amortization of $11.6 million, as compared to the prior year, relating to the Company's FPVA product line which resulted from higher profits due to an increase account value of approximately $1,167.5 million during 1997 to $4,314.1 million, as compared to $3,146.6 million in 1996. The increase in account value in 1997 resulted from new sales and other deposits of $712.7 million and market appreciation of $738.9 million, offset by approximately $284.1 million in withdrawals and surrenders.

     Other operating costs and expenses were $66.3 million for 1997, an increase of $13.5 million, or 25.6%, from $52.8 million reported for 1996. The increase consisted primarily of higher sub-advisor fees and commissions of approximately $5.1 million and higher operating expenses of approximately $5.9 million incurred by the Company's mutual fund management operations.

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995 -- ACCUMULATION PRODUCTS SEGMENT

     Premium revenue was $4.2 million for 1996, a decrease of $5.6 million, or 57.1%, from $9.8 million reported for 1995, as a result of lower sales of immediate annuities.

     Investment-type product policy fees were $36.6 million for 1996, an increase of $11.8 million, or 47.6%, from $24.8 million reported for 1995. The increase was primarily a result of increased fees relating to the Company's FPVAs. The increase in fees from FPVAs resulted from an increase of $929.4 million in the account value of such products in 1996 to $3,146.6 million as compared to $2,217.2 million in 1995. The increase in account value resulted from new sales and other deposits in 1996 of $668.4 million and market appreciation of $448.5 million, offset by approximately $187.5 million in withdrawals and surrenders.

     Net investment income and net realized gains on investments were $144.0 million for 1996, a decrease of $9.3 million, or 6.1%, from $153.3 million reported for 1995. The decrease was primarily a result of a decline in SPDA business in force. Average general account assets decreased by approximately $133.0 million from 1995 to 1996, reflecting consumer preferences for separate account products.

     Other income was $32.2 million for 1996, an increase of $6.2 million, or 23.9%, from $26.0 million reported for 1995. The increase was primarily a result of higher asset management fees of approximately $10.4 million earned by the Company's mutual fund management operation, partially offset by a decrease in transfers from individual annuities to supplementary contracts with life contingencies of $1.8 million to $5.4 million as compared to $7.2 million in 1995. During 1996, assets under management by the Company's mutual fund management operation increased $1,170.0 million to $3,482.0 million as compared to $2,312.0 million for 1995.

     Benefits to policyholders were $17.9 million for 1996, a decrease of $6.1 million, or 25.4%, from $24.0 million reported for 1995, as a result of the decrease in sales of immediate annuities. Premiums from sales of immediate annuities are recognized in income in the period due with a corresponding increase in reserves.

     Interest credited to policyholders' account balances was $84.9 million for 1996, a decrease of $7.4 million, or 8.0%, from $92.3 million reported for 1995, as a result of the decrease in account value associated with the Company's SPDAs reflecting consumer preferences for separate account products.

     Amortization of DAC was $23.2 million for 1996, an increase of $9.3 million, or 66.9%, from $13.9 million reported for 1995, primarily due to a $12.7 million increase in the amortization of deferred policy acquisition costs associated with the Company's FPVAs and a $3.0 million decrease in amortization of deferred policy acquisition costs associated with the Company's SPDAs. The increase in amortization relating to the Company's FPVAs resulted from an increase in fees earned and the maintenance of assumptions regarding the ultimate profitability from such business. Similarly, the decrease in amortization of deferred policy acquisition costs relating to the Company's SPDAs resulted from a decrease in earnings from such business.

     Other operating costs and expenses were $52.8 million for 1996, an increase of $5.6 million, or 11.9%, from $47.2 million reported for 1995, primarily as a result of higher sub-advisory fees paid to third party mutual fund providers.

  OTHER PRODUCTS SEGMENT

     The following table presents certain summary financial data relating to the Company's Other Products segment for the periods indicated.

                                                FOR THE SIX
                                                   MONTHS               FOR THE YEAR
                                               ENDED JUNE 30,        ENDED DECEMBER 31,
                                               --------------    --------------------------
                                               1998     1997      1997      1996      1995
                                               -----    -----    ------    ------    ------
                                                             ($ IN MILLIONS)
REVENUES:
Premiums.....................................  $ 8.2    $ 5.8    $ 16.6    $ 18.2    $ 21.0
Investment-type product policy fees..........    0.9      0.9       1.5       0.9       2.1
Net investment income and net realized gains
  on investments.............................   38.9     30.9      59.9      74.6      85.4
Other income.................................   32.4     23.5      53.1      52.2      42.0
                                               -----    -----    ------    ------    ------
                                                80.4     61.1     131.1     145.9     150.5
BENEFITS AND EXPENSES:
Benefits to policyholders....................   16.3     10.6      35.0      31.7      32.9
Interest credited to policyholders' account
  balances...................................    6.3      7.1      10.4      22.4      32.0
Other operating costs and expenses...........   43.7     36.8      66.2      81.9      74.7
Dividends to policyholders...................    0.7      0.8       1.2       1.8       2.0
                                               -----    -----    ------    ------    ------
                                                67.0     55.3     112.8     137.8     141.6
Income before income taxes...................  $13.4    $ 5.8    $ 18.3    $  8.1    $  8.9
                                               =====    =====    ======    ======    ======

     SIX-MONTH PERIOD ENDED JUNE 30, 1998 COMPARED TO SIX-MONTH PERIOD ENDED JUNE 30, 1997 -- OTHER PRODUCTS SEGMENT

     Premium revenue was $8.2 million for the six-month period ended June 30, 1998, an increase of $2.4 million, or 41.4%, from $5.8 million reported in the comparable period ended June 30, 1997. The increase primarily relates to higher annuitization of pension contracts during the period.

     Universal life and investment-type product policy fees were $0.9 million for the six-month periods ended June 30, 1998 and 1997. There was no significant variance from period to period in such fees.

     Net investment income and net realized gains on investments were $38.9 million for the six-month period ended June 30, 1998, an increase of $8.0 million, or 25.9%, from $30.9 million reported in the comparable period ended June 30, 1997. The increase was due to higher gains from the sale of real estate offset by lower average invested assets.

     Other income was $32.4 million for the six-month period ended June 30, 1998, an increase of $8.9 million, or 37.9%, as compared to $23.5 million reported in the comparable prior year period. The increase was primarily the result of higher commissions earned by the Company's broker-dealer operations of $9.1 million. During the six-month period ended June 30, 1998, the Company's broker-dealer operations reported commission earnings of $24.2 million, as compared to $15.1 million reported in the comparable prior year period.

     Benefits to policyholders were $16.3 million for the six-month period ended June 30, 1998, an increase of $5.7 million, or 53.8%, as compared to $10.6 million reported in the comparable prior year period. The increase primarily resulted from higher death claims, disability and health benefits related to the Company's group insurance business.

     Interest credited to policyholder account balances was $6.3 million for the six-month period ended June 30, 1998, a decrease of $0.8 million, or 11.3%, as compared to $7.1 million reported in the comparable prior year period. The decrease primarily resulted from lower interest crediting across all product lines.

     Other operating costs and expenses were $43.7 million for the six-month period ended June 30, 1998, an increase of $6.9 million, or 18.8%, as compared to $36.8 million reported in the comparable prior year period. The increase primarily consists of higher commission expenses of $9.1 million from MONY Securities Corp.

     Dividends to policyholders of $0.7 million in 1997 decreased $0.1 million, or 12.5% from $0.8 million reported in the comparable prior year period. The decrease primarily resulted from a reduction in the fourth quarter of 1997 in the interest component of the dividend scales on all policies by amounts ranging from 15 to 50 basis points.

     YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996 -- OTHER PRODUCTS SEGMENT

     Premium revenue was $16.6 million for 1997, a decrease of $1.5 million, or 8.3%, from $18.1 million reported for 1996. The decrease was primarily due to lower assumed premiums resulting from the termination of the Company's participation in a reinsurance pool covering group health business.

     Investment-type product policy fees were $1.5 million for 1997, an increase of $0.5 million, or 50.0%, from $1.0 million reported for 1996. The increase primarily resulted from higher surrender charges on group annuities relating to the retained group pension business.

     Net investment income and net realized gains on investments were $59.9 million for 1997, a decrease of $14.7 million, or 19.7%, from $74.6 million reported for 1996. The decrease primarily consisted of $6.9 million relating to a decline in the segment's assets due to the runoff of the Company's group pension business, as well as approximately $14.2 million relating to the retirement of the Company's Eurobond debt issuances at their scheduled maturity dates (see Note 17 to the Consolidated Financial Statements), offset by higher realized gains of approximately $6.3 million recorded by the Company's non-life subsidiaries. The Company issued the Eurobonds and invested the proceeds therefrom through its wholly owned subsidiary, MONY Funding, Inc., which is reported in the Other Products Segment.

     Other income was $53.1 million for 1997, an increase of $0.9 million, or 1.7%, as compared to $52.2 million reported in 1996. The increase primarily related to higher commission revenue reported by the Company's broker-dealer operations of approximately $3.5 million, offset by lower revenues of approximately $2.7 million relating to an aviation reinsurance pool in which the Company participates. During 1997, the Company's broker-dealer operations reported commission revenue of $32.2 million, as compared to $28.7 million in 1996.

     Benefits to policyholders were $35.0 million for 1997, an increase of $3.3 million, or 10.4%, from $31.7 million reported for 1996. The increase primarily resulted from $6.0 million of reserve strengthening on the Company's retained group pension business, offset by lower claims of approximately $2.3 million reported by the aforementioned aviation reinsurance pool.

     Interest credited to policyholders' account balances was $10.4 million for 1997, a decrease of $12.0 million, or 53.6%, from $22.4 million reported for 1996. The decrease was primarily related to lower average account balances on the Company's retained group pension business. The average account balance on such business was $220.4 million and $292.7 million for 1997 and 1996, respectively.

     Other operating costs and expenses were $66.2 million for 1997, a decrease of $15.7 million, or 19.2%, from $81.9 million reported for 1996. The decrease primarily relates to lower interest expense of approximately $16.2 million as a result of the maturity of the Company's Eurobond debt

(see Note 17 to the Consolidated Financial Statements), offset by higher commission expense of approximately $2.1 million incurred by the Company's broker-dealer operations.

     Dividends to policyholders of $1.2 million in 1997 decreased $0.6 million, or 33.3%, from $1.8 million reported in 1996. The decrease reflects lower interest rates and a decrease in the number of policies that pay dividends.

     YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1995 -- OTHER PRODUCTS SEGMENT

     Premium revenue was $18.2 million for 1996, a decrease of $2.8 million, or 14.2%, from $21.0 million reported for 1995, primarily as a result of a decline in the election of annuity pay-out options related to the retained group pension business.

     Investment-type product policy fees were $0.9 million for 1996, a decrease of $1.2 million, or 52.4%, from $2.1 million reported for 1995, due to the continued run-off of the Company's retained group pension business.

     Net investment income and net realized gains on investments were $74.6 million for 1996, a decrease of $10.8 million, or 12.6%, from $85.4 million reported for 1995, primarily as a result of the declining asset base associated with the Company's retained group pension business.

     Other income was $52.2 million for 1996, an increase of $10.2 million, or 24.3%, from $42.0 million reported for 1995. The increase resulted principally from a $9.5 million increase in commissions earned by the Company's broker-dealer operation, which were $28.7 million in 1996, compared to $19.2 million in 1995.

     Benefits to policyholders were $31.7 million for 1996, a decrease of $1.2 million or 3.7% from $32.9 million reported for 1995.

     Interest credited to policyholders' account balances was $22.4 million for 1996, a decrease of $9.6 million, or 30.0%, from $32.0 million reported for 1995. The decrease primarily related to the continuing run-off of the Company's retained group pension business.

     Other operating costs and expenses were $81.9 million for 1996, an increase of $7.2 million, or 9.6%, from $74.7 million reported for 1995, primarily as a result of an approximately $8.5 million increase in commission expense from the Company's broker-dealer operation resulting from increased production.

EXTRAORDINARY CHARGE FOR DEMUTUALIZATION; HOLDING COMPANY EXPENSES

     The $13.3 million and $9.7 million reflected as after-tax demutualization expenses on the Company's consolidated statements of income for the year ended December 31, 1997 and the six months ended June 30, 1998, respectively, were direct nonrecurring costs specifically related to the Demutualization. Costs incurred include primarily the fees of financial, legal, actuarial and accounting advisors to the Company and to the New York Insurance Department, as well as printing and postage for communication with policyholders. Management expects significant amounts of Demutualization expenses will continue to be incurred through the Plan Effective Date. See "Pro Forma Condensed Consolidated Financial Information".

     After the Plan Effective Date, the Holding Company will be subject to certain additional expenses as a public company, including the cost of providing stockholder services, which expenses are not reflected in Pro Forma Condensed Consolidated Financial Information.

CLOSED BLOCK

     The Plan provides for the establishment of the Closed Block. The Company will allocate to the Closed Block an amount of assets expected to produce cash flows which, together with anticipated revenues from the Closed Block Business, are reasonably expected to be sufficient to support the Closed Block Business, including provision for the payment of claims, certain expenses and taxes and continuation of current payable dividend scales, assuming the experience underlying such dividend scales continues and for appropriate adjustments in such scales if the experience changes. For a discussion of the potential effects of the Closed Block on the Company's consolidated financial position and results of continuing operations, and an illustration of the presentation of the Closed Block after the Plan Effective Date in the Company's consolidated financial statements, see "The Demutualization -- Closed Block Assets and Liabilities" and "Pro Forma Condensed Consolidated Financial Information".

     The assets, including the revenue therefrom, allocated to the Closed Block will inure solely to the benefit of the Closed Block Business. In the event that the assets allocated to the Closed Block, the cash flows therefrom and the revenues from the policies included therein, prove to be insufficient to pay benefits guaranteed under the terms of the policies within the Closed Block, the Company will be required to make such payment from general account assets outside the Closed Block. To the extent that over time cash flows from the assets allocated to the Closed Block and other experience related to the Closed Block business are, in the aggregate, more favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be greater than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Conversely, to the extent that over time such cash flows and other experience are, in the aggregate, less favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be less than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued.

     Although the assets allocated to the Closed Block will inure solely to the benefit of the Closed Block Business, the excess of Closed Block liabilities over Closed Block assets at the Plan Effective Date measured on a GAAP basis will represent the expected future post-tax contribution from the Closed Block which may inure to the benefit of shareholders of the Holding Company and be recognized in income over the period the policies and the contracts in the Closed Block remain in-force. The contribution to operating income of the Company from the Closed Block is reported as a single line item in the statement of operations. Accordingly, premiums, investment income, realized gains (losses) on investments, policyholder benefits and dividends attributable to the Closed Block, less certain expenses including amortization of deferred policy acquisition costs, are reported as a net number under the caption "Contribution from the Closed Block". This results in material reductions in the aforementioned line items reported in the statement of operations while having no effect on net income. Also, all assets allocated to the Closed Block are grouped together and reported in the Company's balance sheet separately under the caption "Closed Block Assets". Similarly, all liabilities attributable to the Closed Block are combined and reported separately under the caption "Closed Block Liabilities". See "The Demutualization -- Closed Block Assets and Liabilities" and "Pro Forma Condensed Consolidated Financial Information".

LIQUIDITY AND CAPITAL RESOURCES

  HOLDING COMPANY

     The Holding Company's cash flow will consist of dividends from subsidiaries, if declared and paid, principal and interest payments with respect to the Intercompany Surplus Notes, if issued in connection with the issuance of the Holding Company Subordinated Notes, and investment income on assets held by the Holding Company, offset by expenses incurred for debt service on the Holding Company Subordinated Notes, if issued, salaries and other expenses. Assuming that the entire $115 million aggregate principal amount of Holding Company Subordinated Notes that could be issued is actually issued, annual interest payments on the Holding Company Subordinated Notes will be $10.9 million per year. As a holding company, the Holding Company's ability to meet its cash requirements and pay dividends on the Common Stock depends upon the receipt of dividends and other payments from MONY. The payment of dividends by MONY to the Holding Company is regulated under state insurance law. Under the New York Insurance Law, MONY will be permitted to pay shareholder dividends to the Holding Company only if it files notice of its intention to declare such a dividend and the amount thereof with the New York Superintendent and the New York Superintendent does not disapprove the distribution. Under the New York Insurance Law, the New York Superintendent has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. The New York Insurance Department has established informal guidelines for the New York Superintendent's determinations that focus on, among other things, overall financial condition and profitability under statutory accounting practices. Management believes these guidelines may limit the ability of MONY to pay dividends to the Holding Company. There can be no assurance that MONY will have statutory earnings to support the payment of dividends to the Holding Company in an amount sufficient to fund its cash requirements and pay cash dividends. In addition, the Arizona insurance laws contain similar restrictions on the ability of MLOA to pay dividends to MONY. There can be no assurance that the Arizona insurance laws will in the future permit the payment of dividends by MLOA to MONY in an amount sufficient to support the ability of MONY to pay dividends to the Holding Company. See "Business -- Regulation -- Shareholder Dividend Restrictions".

     If the Holding Company Subordinated Notes are issued, the Holding Company may also receive payments of principal and interest from MONY on the Intercompany Surplus Notes. The Intercompany Surplus Notes will be in an aggregate principal amount equal to the aggregate principal amount of the Holding Company Subordinated Notes and bear interest at 9.50% per annum, which is payable semiannually. Principal is payable at maturity. Payments of principal and interest on the Intercompany Surplus Notes can only be made with the prior approval of the New York Superintendent "whenever, in his judgment, the financial condition of such insurer warrants". Such payments further may be made only out of surplus funds which are available for such payments under the New York Insurance Law. There can be no assurance that MONY will obtain the requisite approval for payments with respect to the Intercompany Surplus Notes, or that surplus funds will be available for such payments.

  MONY

     MONY's cash inflows are provided mainly from life insurance premiums, annuity considerations and deposit funds, investment income and maturities and sales of invested assets. Cash outflows primarily relate to the liabilities associated with its various life insurance and annuity products, dividends to policyholders, operating expenses, income taxes and principal and interest on its outstanding debt obligations. The life insurance and annuity liabilities relate to the Company's obligation to make benefit payments under its insurance and annuity contracts, as well as the need to make payments in connection with policy surrenders, withdrawals and loans. The Company develops an annual cash flow projection which shows expected asset and liability cash flows on a monthly basis. At the end of each quarter actual cash flows are compared to projections, projections for the balance of the year are adjusted in light of the actual results, if appropriate, and investment strategies are also changed, if appropriate. The quarterly cash flow reports contain relevant information on all of the following: new product sales and deposits versus projections, existing liability cash flow versus projections and asset portfolio cash flow versus projections. An interest rate projection is a part of the initial annual cash flow projections for both assets and liabilities. Actual changes in interest rates during the year and, to a lesser extent, changes in rate expectations will impact the changes in projected asset and liability cash flows during the course of the year. When the Company is formulating its cash flow projections it considers, among other things, its expectations about sales of the Company's products, its expectations concerning customer behavior in light of current and expected economic conditions, its expectations concerning competitors and the general outlook for the economy and interest rates.

     The events most likely to cause an adjustment in the Company's investment policies are: (i) a significant change in its product mix, (ii) a significant change in the outlook for either the economy in general or for interest rates in particular and (iii) a significant reevaluation of the prospective risks and returns of various asset classes.

     The following table sets forth the withdrawal characteristics and the surrender and withdrawal experience of the Company's total annuity reserves and deposit liabilities at June 30, 1998 and December 31, 1997 and 1996.

                         WITHDRAWAL CHARACTERISTICS OF
                    ANNUITY RESERVES AND DEPOSIT LIABILITIES

                                                                 AMOUNT AT                 AMOUNT AT
                                       AMOUNT AT     PERCENT    DECEMBER 31,   PERCENT    DECEMBER 31,   PERCENT
                                     JUNE 30, 1998   OF TOTAL       1997       OF TOTAL       1996       OF TOTAL
                                     -------------   --------   ------------   --------   ------------   --------
                                                                   ($ IN MILLIONS)
Not subject to discretionary
  withdrawal provisions............    $  932.9        11.8%      $  944.2       12.6%      $1,180.7       17.9%
Subject to discretionary
  withdrawal -- with market value
  adjustment or at carrying value
  less surrender charge............     5,738.3        72.4        5,236.4       70.1        4,062.9       61.5
                                       --------       -----       --------      -----       --------      -----
Subtotal...........................     6,671.2        84.2        6,180.6       82.7        5,243.6       79.4
Subject to discretionary
  withdrawal -- without adjustment
  at carrying value................     1,257.6        15.8        1,295.3       17.3        1,366.9       20.6
                                       --------       -----       --------      -----       --------      -----
Total annuity reserves and deposit
  liabilities (gross)..............     7,928.8       100.0%       7,475.9      100.0%       6,610.5      100.0%
                                       --------       =====       --------      =====       --------      =====
Less reinsurance...................       133.6                      145.7                     178.2
                                       --------                   --------                  --------
Total annuity reserves and deposit
  liabilities (net)................    $7,795.2                   $7,330.2                  $6,432.3
                                       ========                   ========                  ========

     The following table sets forth by product line the actual amounts paid in connection with surrenders and withdrawals for the periods indicated.

                           SURRENDERS AND WITHDRAWALS

                                                  FOR THE SIX
                                                  MONTHS ENDED
                                                    JUNE 30,      FOR THE YEAR ENDED DECEMBER 31,
                                                  ------------    --------------------------------
                                                      1998          1997        1996        1995
                                                  ------------    --------    --------    --------
                                                                  ($ IN MILLIONS)
PRODUCT LINE:
Traditional life................................     $162.0        $326.2      $321.1      $339.7
Variable and universal life.....................       16.3          29.5        27.3        22.8
Annuities.......................................      271.7         461.2       393.7       381.1
                                                     ------        ------      ------      ------
          Total.................................     $450.0        $816.9      $742.1      $743.6
                                                     ======        ======      ======      ======

     The Company's principal sources of liquidity to meet cash outflows are its portfolio of liquid assets and its net operating cash flow. During 1997, the Company reported net cash flow from operations of $69.1 million, as compared to $334.8 million in 1996 and $318.7 million in 1995. The decrease in net cash flow from operations of $265.7 million in 1997, as compared to that reported for 1996, resulted primarily from a $149.5 million payment made in 1997 representing a portion of the assets transferred in the DI Transaction and higher federal income tax payments in 1997 of approximately $101.0 million, as compared to 1996. The Company's liquid assets include substantial

U.S. Treasury holdings, short-term money market investments and marketable long-term fixed maturity securities. Management believes that the Company's sources of liquidity are adequate to meet its anticipated needs. As of December 31, 1997, the Company had readily marketable fixed maturity securities with a carrying value of $5,957.1 million, which were comprised of $3,209.4 million public and $2,747.7 million private fixed maturity securities. At that date, approximately 94.9% of the Company's fixed maturity securities were designated in NAIC rating categories 1 and 2 (considered investment grade, with a rating of "Baa" or higher by Moody's or "BBB" or higher by S&P). In addition, at December 31, 1997 the Company had cash and cash equivalents of $313.4 million.

     In addition, the Company has two bank line of credit facilities with domestic banks aggregating $150.0 million, with scheduled renewal dates in September 1999 and September 2003. The purpose of these facilities is to provide additional liquidity for any unanticipated short-term cash needs the Company might experience. The Company has not borrowed against these lines of credit since 1982.

     At June 30, 1998, MONY had commitments to issue $33.1 million of fixed rate agricultural loans with periodic interest rate reset dates. The initial interest rates on such loans range from 7.20% to 7.85%. MONY also had commitments outstanding to purchase $18.8 million of private fixed maturity securities as of June 30, 1998 with interest rates ranging from 6.86% to 7.80%. In addition, at that date MONY had no outstanding commitments to issue any fixed rate commercial mortgage loans.

     Of the $914.9 million of currently outstanding commercial mortgage loans in the Company's investment portfolio at December 31, 1997, $220.1 million, $79.6 million and $86.5 million are scheduled to mature in 1998, 1999 and 2000, respectively. See "Investments -- Mortgage Loans -- Commercial Mortgage Loans".

     In 1994, the Company completed the sale of $125.0 million face amount of its 11.25% Surplus Notes due August 15, 2024, which generated net proceeds of $70.0 million after a discount of approximately 42.2% from the principal amount payable at maturity and issuance expenses of approximately $2.3 million. Following the discount accretion period, interest will begin to accrue on August 15, 1999; thereafter, interest is scheduled to be paid on February 15 and August 15 of each year, commencing February 15, 2000, at a rate of 11.25% per annum.

     To the extent that the MONY Notes are not exchanged for Holding Company Subordinated Notes, they will remain as surplus notes of MONY having an interest rate of 9.50%, payable semiannually in arrears on June 30 and December 31 in each year.

     The Company has mortgage loans on certain of its real estate properties. The interest rates on these loans range from 7.9% to 12.5%. Maturities range from June 2000 to March 2020. For the years ended December 31, 1997, 1996 and 1995, interest expense on such mortgage loans aggregated $12.3 million, $12.9 million, and $13.9 million, respectively.

     During 1989, the Company entered into a transaction which is accounted for as a financing arrangement involving certain real estate properties held for investment. Pursuant to the terms of the agreement, the Company effectively pledged the real estate properties as collateral for a loan of approximately $35.0 million bearing simple interest at a rate of 8% per annum. Interest is cumulative. Periodic interest payments are not required. All principal and interest are effectively due at the maturity of the obligation (March 30, 2000) which is subject to extension at the option of the creditor. However, interest may be paid periodically subject to available cash flow from the real estate properties. At December 31, 1997 and 1996, the outstanding balance of the obligation including accrued interest was $41.3 million and $40.1 million, respectively. Interest expense on the obligation of $3.0 million, $2.9 million, and $2.8 million is reflected in Other Operating Costs and Expenses on the Company's statements of income for the years ended December 31, 1997, 1996 and 1995, respectively.

     In 1988, the Company financed one of its real estate properties under a sale/leaseback arrangement. The facility was sold for $66.0 million, $56.0 million of which was in the form of an interest bearing note receivable and $10.0 million in cash. The note is due January 1, 2009. The transaction is accounted for as a financing. Accordingly, the facility remains on the Company's books and continues to be depreciated. An obligation representing the total proceeds on the sale was recorded by the Company at the effective date of the transaction, and is reduced based on payments under the lease. The lease has a term of 20 years beginning December 21, 1988 and requires minimum annual rental payments of $7.0 million in 1998, $7.1 million in 1999, $7.3 million in 2000, $7.4 million in 2001, $7.6 million in 2002, and $48.7 million thereafter. The Company has the option to renew the lease at the end of the lease term.

     At December 31, 1997, aggregate maturities of long-term debt based on required principal payments for 1998 and the succeeding four years are $2.2 million, $13.8 million, $89.1 million, $81.5 million and $0.7 million, respectively, and $256.7 million thereafter.

     Aggregate contractual debt service payments on the Company's debt at June 30, 1998, for the remainder of 1998 and the succeeding four years are $12.3 million, $35.9 million, $123.5 million, $112.2 million and $25.7 million, respectively.

     Among the assets allocated to the Closed Block are the Series A Notes. MONY has undertaken to reimburse the Closed Block from its general account assets outside the Closed Block for any reduction in principal payments on the Series A Notes pursuant to the terms thereof, as described in "-- The Group Pension Transaction".

     The NAIC established RBC requirements to help state regulators monitor and safeguard life insurers' financial strength by identifying those companies that may be inadequately capitalized. The RBC guidelines provide a method to measure the adjusted capital (statutory-basis capital and surplus plus the Asset Valuation Reserve ("AVR") and other adjustments) that a life insurance company should have for regulatory purposes, taking into consideration the risk characteristics of such company's investments and products. A life insurance company's RBC ratio will vary over time depending upon many factors, including its earnings, the nature, mix and credit quality of its investment portfolio and the nature and volume of the products that it sells. See "Business --
Regulation -- Risk-Based Capital Requirements".

     While the RBC guidelines are intended to be a regulatory tool only, and are not intended as a means to rank insurers generally, comparisons of RBC ratios of life insurers have become generally available. The adjusted RBC capital ratios of all the Company's insurance subsidiaries at June 30, 1998 and December 31, 1997 were in excess of the minimum required RBC.

REAL ESTATE SALES

     In accordance with its ongoing strategy to strengthen the Company's financial position, management expects to continue to selectively sell equity real estate. Once management identifies a real estate property to be sold and commences a plan for marketing the property, the property is classified as to be disposed of and a valuation allowance is established and periodically revised, if necessary, to adjust the carrying value of the property to reflect the lower of its current carrying value or its fair value, less associated selling costs. (See Note 5 to the Consolidated Financial Statements). Increases in such valuation allowances are recorded as realized investment losses and, accordingly, are reflected in the Company's results of operations. Real estate classified as to be disposed of may also be net of impairment adjustments recorded prior to the time such real estate was designated for sale or at the time of foreclosure, if acquired in satisfaction of debt. At June 30, 1998 and December 31, 1997, 1996 and 1995, the carrying value of real estate to be disposed of was $339.1 million, $621.2 million, $434.8 million and $717.4 million, respectively, or

3.2%, 5.9%, 4.2% and 6.7% of invested assets at such dates, respectively. The aforementioned carrying values are net of valuation allowances of $45.2 million, $82.7 million, $46.0 million and $49.1 million, respectively. In addition, the carrying value of real estate to be disposed of at such dates is net of $113.9 million, $182.3 million, $120.1 million and $136.7 million of impairment adjustments, respectively. For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, such increases in valuation allowances aggregated $1.4 million, $63.8 million, $16.8 million and $39.5 million, respectively. Because the carrying value of real estate to be disposed of is adjusted to reflect the aforementioned valuation allowances, management expects that the net proceeds from sales of real estate will not be materially different from the carrying value of such real estate on a GAAP basis. However, there can be no assurance that increases in valuation allowances will not be required in the future or that future sales of real estate will not be made at amounts below recorded GAAP carrying value which may have a material effect on the Company's financial position and results of operations.

     In addition, as a result of differences between accounting practices prescribed or permitted by the New York Insurance Department ("SAP") and GAAP, the carrying value of real estate on a SAP basis exceeds the carrying value of such investments on a GAAP basis. Accordingly, management expects to incur losses on a SAP basis as a result of anticipated real estate sales, which losses could materially affect the Company's statutory-basis surplus and net income. Although there can be no assurance, the Company believes that any such impact on statutory surplus will be partially offset by the release of the statutory investment reserves established by the Company and expected future statutory net income. The Company will monitor the results of its real estate sales strategy and its ongoing effect on statutory surplus. The GAAP carrying value of real estate to be disposed of was $339.1 million at June 30, 1998 (or 3.2% of invested assets), which amount is net of impairment adjustments and valuation allowances aggregating approximately $113.9 million and $45.2 million, respectively. There can be no assurance as to whether, when or for what amounts any real estate that is classified to be disposed of will actually be disposed of. For the six-month period ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995 the GAAP carrying value of real estate sold was approximately $317.0 million, $346.3 million, $414.1 million and $273.2 million, respectively. For the six-month period ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, the SAP carrying value of real estate sold was approximately $428.5 million, $395.0 million, $449.1 million and $299.3 million, respectively. See "Risk Factors -- Risk of Further Losses on Real Estate; Risk with Respect to Commercial Mortgage Loans", "Investments -- Equity Real
Estate -- Real Estate Sales", "-- Investment Impairments and Valuation Allowances" and Note 20 to the Consolidated Financial Statements.

     The following table sets forth certain data concerning the Company's real estate sales during the periods indicated.

                               REAL ESTATE SALES

                                                  FOR THE SIX
                                                     MONTHS               FOR THE YEAR
                                                 ENDED JUNE 30,        ENDED DECEMBER 31,
                                                 --------------    --------------------------
                                                      1998          1997      1996      1995
                                                 --------------    ------    ------    ------
                                                               ($ IN MILLIONS)
Sales proceeds.................................      $428.1        $433.9    $456.9    $301.5
                                                     ======        ======    ======    ======
Carrying value before impairment adjustments
  and valuation allowances.....................      $431.2        $462.3    $519.2    $373.7
Impairment adjustments.........................       (74.3)        (88.9)    (85.2)    (87.4)
Valuation allowances...........................       (39.9)        (27.1)    (19.9)    (13.1)
                                                     ------        ------    ------    ------
Carrying value after impairment adjustments and
  valuation allowances.........................      $317.0        $346.3    $414.1    $273.2
                                                     ======        ======    ======    ======
Gain (loss)....................................      $111.1        $ 87.6    $ 42.8    $ 28.3
                                                     ======        ======    ======    ======

YEAR 2000

     The Year 2000 issue is the result of the widespread use of computer programs being written using two digits (rather than four) to define the applicable year. Such programming was a common industry practice designed to avoid the significant costs associated with additional mainframe capacity necessary to accommodate a four digit year field. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major system failure or miscalculations. The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the "Year 2000" problem and has developed and implemented a plan to resolve the issue. The Company currently believes that, with modifications to existing software and converting to new software, the Year 2000 problem will not pose significant operational problems for the Company's computer systems. However, if such modifications and conversions are not completed on a timely basis, the Year 2000 problem may have a material impact on the operations of the Company. Further, even if the Company completes such modifications and conversions on a timely basis, there can be no assurance that the failure by vendors or other third parties to solve the Year 2000 problem will not have a material impact on the operations of the Company. The Company estimates the total cost to resolve its Year 2000 problem to be approximately $18.0 million, of which $8.9 million has been incurred through June 30, 1998; however, there can be no assurance that the actual cost incurred will not be materially higher than such estimate.

EFFECTS OF INFLATION

     The Company does not believe that inflation has had a material effect on its consolidated results of operations except insofar as inflation affects interest rates. See "Risk Factors -- Interest Rate Risk".

                                    BUSINESS

GENERAL

     The Company, which is one of the oldest and largest mutual life insurance companies in the United States, provides a wide range of life insurance, annuity and investment products primarily to higher income individuals, particularly family builders, pre-retirees and small business owners. The Company distributes its products through a career agency sales force in the United States which consisted of 2,218 agents at June 30, 1998. The Company sells its products in all 50 of the United States, the District of Columbia, the U.S. Virgin Islands, Guam and the Commonwealth of Puerto Rico and currently insures or provides other financial services to more than 1.0 million people. Chartered in 1842, MONY was the first mutual life insurance company in the United States to sell an insurance policy and the first to pay a dividend to policyholders.

     For management and reporting purposes, the Company's business is organized in two principal operating segments, the "Protection Products" segment and the "Accumulation Products" segment. Substantially all of the Company's other business activities are combined in the "Other Products" segment. In its Protection Products segment, the Company offers a wide range of life insurance products, including whole life, term life, universal life, variable universal life, last survivor life and group universal life. In its Accumulation Products segment, the Company offers fixed annuities, single premium deferred annuities, immediate annuities, flexible payment variable annuities and proprietary retail mutual funds. The Company's Other Products segment primarily consists of a securities broker-dealer operation, an insurance brokerage operation and the Run-Off Businesses. In addition to selling the Company's proprietary investment products, the securities broker-dealer operation provides customers of the Company's protection and accumulation products access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The insurance brokerage operation provides the Company's career agency sales force with access to life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers.

     The Company had total consolidated assets and equity at June 30, 1998 of approximately $24.6 billion and $1.4 billion, respectively. Of the Company's total consolidated assets at such date, approximately $12.8 billion represented assets held in the Company's general account, approximately $5.7 billion represented assets transferred pursuant to the Group Pension Transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements) and approximately $6.1 billion were held in the Company's separate accounts, for which the Company does not generally bear investment risk.

     Consolidated revenues reported by the Company for the six-month period ended June 30, 1998 and the year ended December 31, 1997 were $1,044.5 million and $1,976.4 million, respectively. Revenues reported for such periods by the Company's Protection Products, Accumulation Products and Other Products segments (which amounts are presented before unallocated amounts and non-recurring items -- see Note 6 to the Consolidated Financial Statements and Note 5 to the Unaudited Interim Condensed Consolidated Financial Statements) were $813.8 million, $145.8 million and $80.4 million, respectively, for the six-month period ended June 30, 1998 and $1,598.7 million, $239.4 million and $131.1 million, respectively, for the year ended December 31, 1997.

     Consolidated income before income taxes and extraordinary item reported by the Company for the six-month period ended June 30, 1998 and the year ended December 31, 1997 was $199.9 million and $187.7 million, respectively. Consolidated pre-tax earnings reported by the Company's aforementioned operating segments for such periods (which amounts are presented before unallocated amounts and pre-tax non-recurring items -- see Note 6 to the Consolidated Financial Statements and Note 5 to the Unaudited Interim Condensed Consolidated Financial Statements) were $136.7 million, $50.5 million and $13.4 million, respectively, for the six-month period ended

June 30, 1998 and $129.0 million, $44.1 million and $18.3 million, respectively, for the year ended December 31, 1997.

     The following chart sets forth the Company's life insurance and annuities in force for the periods indicated.

                     LIFE INSURANCE AND ANNUITIES IN FORCE

                              AS OF
                            JUNE 30,                       AS OF DECEMBER 31,
                            ---------   ---------------------------------------------------------
                              1998        1997        1996        1995        1994        1993
                            ---------   ---------   ---------   ---------   ---------   ---------
                                                       ($ IN MILLIONS)
PROTECTION PRODUCTS:
Traditional life:(1)
  Number of policies
     (in thousands).......      982.2     1,006.3     1,060.8     1,116.5     1,163.6     1,205.1
  GAAP life reserves......  $ 6,709.4   $ 6,651.4   $ 6,491.7   $ 6,313.3   $ 6,144.2   $ 5,953.6
  Face amounts............  $59,966.0   $60,640.1   $62,319.8   $63,635.1   $64,122.3   $63,155.4
Universal life:
  Number of policies
     (in thousands).......       60.2        60.8        61.3        63.0        59.2        55.1
  GAAP account values.....  $   528.7   $   507.6   $   492.0   $   459.5   $   413.7   $   379.0
  Face amounts............  $ 8,435.3   $ 8,858.0   $ 8,603.8   $ 8,603.9   $ 7,818.2   $ 7,255.6
Variable universal life:
  Number of policies
     (in thousands).......       25.0        21.0        12.1         4.1          --          --
  GAAP account values.....  $   196.1   $   106.4   $    41.3   $    10.7   $      --   $      --
  Face amounts............  $ 6,000.8   $ 4,515.7   $ 2,508.1   $   857.8   $      --   $      --
Group universal life:
  Number of policies
     (in thousands).......       56.0        57.5        50.6        49.2        40.6        25.8
  GAAP account values.....  $    61.4   $    60.4   $    54.8   $    51.6   $    45.7   $    37.0
  Face amounts............  $ 2,046.1   $ 2,143.3   $ 1,890.6   $ 1,821.4   $ 1,552.4   $ 1,043.2
ACCUMULATION PRODUCTS:
Variable annuities:
  Number of contracts
     (in thousands).......      112.5       107.2        92.5        75.3        59.6        43.8
  Account values..........  $ 4,896.0   $ 4,314.1   $ 3,146.6   $ 2,217.2   $ 1,370.6   $ 1,013.2
Fixed annuities:
  Number of contracts
     (in thousands).......       16.0        17.9        22.3        26.8        31.8        35.4
  Account values..........  $ 1,025.6   $ 1,103.8   $ 1,311.8   $ 1,508.1   $ 1,689.9   $ 1,795.0
ENTERPRISE GROUP OF FUNDS
Number of retail mutual
  fund shareholders
  (in thousands)..........      190.2       133.2        79.6        60.1        51.9        45.9

---------------
(1) Consists of whole life and term life contracts.

STRATEGY

     The Company's business strategy to achieve earnings growth, improve its return on equity and increase shareholder value is focused on: (i) continuing to improve the quality of and increase the earnings on its invested assets, (ii) emphasizing the core operating fundamentals of its protection business, (iii) continuing the growth of its accumulation business and (iv) expanding the size of and improving upon the productivity of its career agency sales force. The Company believes that by focusing its expansion efforts on the career agency system, it will be more successful at marketing value-added protection and accumulation products to its core customer base which is typically comprised of small business owners and higher income individuals, particularly family builders and pre-retirees. Management further believes that by providing a range of protection and accumulation products, the Company can respond to changes in the insurance marketplace that may arise from changes in interest rates or volatility in the general level of the stock market. In addition, the Company intends to seek opportunities through selective mergers, acquisitions and strategic alliances.

  CONTINUING TO IMPROVE THE QUALITY OF AND INCREASE THE EARNINGS ON INVESTED ASSETS

     Since December 31, 1992, the Company has decreased its exposure to equity real estate from $1,828.5 million (13.9% of total invested assets) to $791.6 million (7.4% of total invested assets) at June 30, 1998. Similarly, the Company has decreased its exposure to commercial mortgage loans from $3,576.5 million (27.2% of total invested assets) at December 31, 1992 to $892.1 million (8.3% of total invested assets) at June 30, 1998. In 1995, the Company accelerated its real estate disposition program to take advantage of favorable conditions in the real estate market, and between January 1, 1995 and June 30, 1998 the Company sold $1,350.6 million of real estate assets. Additionally, the Company has targeted approximately $102.8 million of additional real estate assets for sale through the balance of 1998. See "Investments -- Equity Real Estate -- Real Estate Sales". At June 30, 1998, the carrying value of the Company's real estate to be disposed of was $339.1 million. See "Risk Factors -- Risk of Further Losses on Real Estate; Risk with Respect to Commercial Mortgage Loans". In addition, the Company has decreased its exposure to below investment grade securities by selectively disposing of such securities and investing substantially all new funds in investment grade fixed maturity securities.

     The effect of such actions has been to significantly improve the credit quality of the Company's total assets and increase the earnings thereon. Although there can be no assurance, management believes that the Company's ratings should be positively affected if it achieves improvements in operating results, reduces its exposure to higher risk assets and realizes further cost reductions. In this regard, management believes that future GAAP earnings will be positively affected by the Company's continuing program for the sale of real estate, which the Company expects will result in increased investment income as a result of being able to invest the proceeds from real estate sales in higher yielding investments and incurring lower depreciation charges. The Company also expects to make selective investments in the commercial mortgage market. See "Investments -- Mortgage Loans and -- Equity Real Estate".

  EMPHASIZING THE CORE OPERATING FUNDAMENTALS OF PROTECTION BUSINESS

     The Company believes that the operating performance of its protection business is significantly impacted by five basic elements: (i) mortality, (ii) persistency, (iii) operating expenses, (iv) investment yield and (v) sales. The Company believes that improvement with respect to each of these five basic elements is important for increasing shareholder value.

     The Company believes its conservative risk selection practices and its disciplined field underwriting have resulted in the Company realizing favorable mortality experience for the last several years. The Company fully underwrites each application and has limited group underwriting or guaranteed issue business. See "-- Marketing and Distribution" and "-- Pricing and Underwriting".

     The Company has achieved improving persistency levels on its life insurance products in recent years despite ratings pressures and competitive industry conditions during the early 1990s. See "-- Protection Products". This has resulted in high levels of renewal premiums and, as a result, a larger revenue base over which to amortize acquisition costs. A significant portion of the Company's sales are to existing customers. The Company believes that the close customer relationships formed by its career agents help contribute to its improved persistency.

     Furthermore, the Company has actively managed its cost structure, reducing the rate of growth of operating expenses by, among other things: (i) reducing the number of employees through early retirement programs and otherwise, (ii) disposing of certain businesses and (iii) reducing costs incurred in connection with operating the career agency sales force. The Company expects to continue in its efforts to reduce general expenses following the Demutualization. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

     Management believes that the Company's investment yield has benefited by its efforts to improve the quality of and increase the earnings on invested assets as described above.

     Finally, management believes that sales are largely driven by the performance of its managerial agency and career agency sales force. In order to increase the productivity of its career agents the Company has recently adopted a plan to restructure its career agency sales force. See "-- Marketing and Distribution".

  CONTINUING THE GROWTH OF ACCUMULATION BUSINESS

     Over the past several years, the Company has sought to take advantage of demographic trends in the U.S. economy by continuing the growth of its asset accumulation business. Since December 31, 1993 the Company has increased its annuity assets under management from approximately $927.0 million to approximately $4,309.5 million at June 30, 1998 and, through The Enterprise Group of Funds, its retail mutual fund assets under management have increased from $485.9 million to $2,457.0 million during this time period. Many of the Company's proprietary funds have performed well versus standard industry measures. See "-- Accumulation Products".

  EXPANDING THE SIZE OF AND IMPROVING UPON THE PRODUCTIVITY OF CAREER AGENCY SALES FORCE

     The Company is committed to the career agency distribution system. Management believes that distribution through the Company's career agency sales force is a competitive advantage over other large life insurance companies which do not have such a career agency sales force and for whom it would be difficult and expensive to create one. The career agency sales force allows the Company to establish closer relationships with customers than is typical of insurers using third party brokers, thereby enhancing the Company's ability to evaluate and respond to customer needs and underwriting risks. Management also believes that the career agency sales force is essential to the Company's emphasis on its core protection and accumulation products. Management further believes that maintaining a balance between protection and accumulation products is important to the career agency sales force as it allows the career agency sales force to respond to changes in the insurance marketplace that may arise from changes in interest rates or volatility in the general level of the stock market.

     In early 1998, in order to increase the productivity and size of its career agency sales force, the Company adopted a plan to "tier" its agents and agencies and to provide focused marketing, recruiting and training support tailored to meet the particular needs of each "tier". By restructuring its agencies into tiers, the Company is able to segment its career agency sales force into groups according to experience and productivity levels and to assign agency managers to tiers based on their skill sets and the particular needs and goals of such tiers. In January of 1998, the Company revised its compensation structure to provide a salary plus incentive compensation system for all of its agency managers and sales managers designed to more closely align the interests of the managers with those of the Company. The Company believes that these actions will improve the recruitment, retention and productivity of the Company's career agency sales force. See "-- Marketing and Distribution".

  SEEKING OPPORTUNITIES THROUGH SELECTIVE MERGERS, ACQUISITIONS AND STRATEGIC ALLIANCES

     Management believes that making selective acquisitions and engaging in selective joint ventures in the Company's core businesses could more fully utilize the Company's career agency sales force and administrative capacity to obtain improved economies of scale and a lower overall cost structure. The Company believes that the Demutualization and the Offerings will enhance the Company's ability to pursue selective acquisitions. The Company is not currently engaged in discussions concerning any material transaction; however, the Company is in discussions to acquire a life insurance company, which acquisition would not be material.

PROTECTION PRODUCTS

     The Company offers a diverse portfolio of protection products consisting of traditional life insurance, universal life insurance and variable universal life insurance.

     The Company's traditional protection products consist of whole life insurance products and term insurance products. The whole life insurance products vary in their level and duration of premiums and guaranteed cash values, providing flexibility to the Company's marketplace of individuals and small businesses with varying needs. The Company's term insurance products include annual renewable term insurance, term insurance providing coverage for a limited number of years and term insurance featuring a level premium for a variable number of years.

     The Company also offers several universal life insurance products. Universal life insurance permits customers to vary the amount and frequency of periodic cash premiums they pay, depending upon the needs of the customer and the availability of value within the policy necessary to maintain the policy. The Company's universal life insurance products vary as to the initial premium required and the resulting degree of flexibility in future policy years.

     The Company also offers variable universal life insurance. This is a universal life insurance type of product that features the ability of the policyholder to allocate premiums among sub-accounts of the Company's separate accounts, allowing a choice among a wide variety of investment objectives. These sub-accounts have the same investment objectives and investment advisors as the sub-accounts that support the Company's variable annuities. See
" -- Accumulation Products".

     Several of the Company's protection products are designed to particularly meet the needs of clients for estate planning vehicles. Survivorship life products insure several lives and provide for the payment of death benefits upon the death of the last surviving insured. A variety of policy riders are available for the Company's protection products. These riders are designed to provide additional benefits or flexibility at the option of the policyholder. They include riders that waive premium payments upon disability, pay higher benefits in the event of accidental death, allow the purchase of additional coverage without evidence of insurability and permit the addition of term insurance to whole life insurance products.

     The Company also offers protection products designed for marketing to employees in their work sites. This program is designed to offer employers the opportunity to provide employees a means of purchasing life insurance through payroll deduction.

     The following table presents Protection Products segment sales of life insurance and life insurance account values or reserves for the periods indicated.

       PROTECTION PRODUCTS SEGMENT -- SALES AND ACCOUNT VALUE OR RESERVES

                                  AS OF AND FOR
                                  THE SIX MONTHS
                                  ENDED JUNE 30,        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                                  --------------   ----------------------------------------------------
                                       1998          1997       1996       1995       1994       1993
                                  --------------   --------   --------   --------   --------   --------
                                                             ($ IN MILLIONS)
SALES:
  Traditional life(1)...........     $    8.1      $   24.7   $   33.0   $   41.5   $   57.8   $   64.2
  Universal life................          3.4           8.7        9.3       21.4       19.8       10.7
  Variable universal life.......         27.7          39.2       29.0       13.5         --         --
  Group universal life..........          1.0           4.4        3.8        5.5        3.8        2.6
  Disability income
     insurance(2)...............           --           4.9        5.6        7.2        7.3        8.0
                                     --------      --------   --------   --------   --------   --------
          Total.................     $   40.2      $   81.9   $   80.7   $   89.1   $   88.7   $   85.5
                                     ========      ========   ========   ========   ========   ========
ACCOUNT VALUE OR RESERVES:
  Traditional life(1)...........     $6,709.4      $6,651.4   $6,491.7   $6,313.3   $6,144.2   $5,953.6
  Universal life................        528.7         507.6      492.0      459.5      413.7      379.0
  Variable universal life.......        196.1         106.4       41.3       10.7         --         --
  Group universal life..........         61.4          60.4       54.8       51.6       45.7       37.0
  Disability income
     insurance(2)...............        386.0         376.2      345.2      316.3      265.7      235.0
                                     --------      --------   --------   --------   --------   --------
          Total.................     $7,881.6      $7,702.0   $7,425.0   $7,151.4   $6,869.3   $6,604.6
                                     ========      ========   ========   ========   ========   ========

---------------
(1) Consists of whole life and term life policies.

(2) No longer offered; at December 31, 1997 all existing in force disability income insurance has been reinsured.

     The following table sets forth the Company's protection products segment's direct premiums on a statutory basis for the periods indicated.

           PROTECTION PRODUCTS SEGMENT -- DIRECT PREMIUMS BY PRODUCT

                                     FOR THE SIX
                                     MONTHS ENDED
                                       JUNE 30,            FOR THE YEAR ENDED DECEMBER 31,
                                     ------------   ----------------------------------------------
                                         1998         1997      1996      1995      1994     1993
                                     ------------   --------   ------   --------   ------   ------
                                                            ($ IN MILLIONS)
LIFE INSURANCE:
  TRADITIONAL LIFE:(1)
  First year & single..............     $ 72.0      $  169.3   $169.2   $  166.6   $177.7   $195.2
  Renewal..........................      264.5         594.4    616.3      630.1    643.7    645.6
                                        ------      --------   ------   --------   ------   ------
          Total....................     $336.5      $  763.7   $785.5   $  796.7   $821.4   $840.8
                                        ======      ========   ======   ========   ======   ======
  UNIVERSAL LIFE:
  First year & single..............     $  5.0      $   13.4   $ 17.5   $   43.8   $ 30.7   $ 20.3
  Renewal..........................       34.2          67.5     65.0       55.6     53.8     51.1
                                        ------      --------   ------   --------   ------   ------
          Total....................     $ 39.2      $   80.9   $ 82.5   $   99.4   $ 84.5   $ 71.4
                                        ======      ========   ======   ========   ======   ======
  VARIABLE UNIVERSAL LIFE:
  First year & single..............     $ 75.6      $   47.9   $ 32.4   $   12.3   $   --   $   --
  Renewal..........................       18.6          18.3      3.3         --       --       --
                                        ------      --------   ------   --------   ------   ------
          Total....................     $ 94.2      $   66.2   $ 35.7   $   12.3   $   --   $   --
                                        ======      ========   ======   ========   ======   ======
  GROUP UNIVERSAL LIFE:
  First year & single..............     $  2.6      $    5.1   $  5.1   $    6.9   $  4.8   $  3.3
  Renewal..........................        6.3          11.1     10.2        8.4      5.9      5.8
                                        ------      --------   ------   --------   ------   ------
          Total....................     $  8.9      $   16.2   $ 15.3   $   15.3   $ 10.7   $  9.1
                                        ======      ========   ======   ========   ======   ======
  DISABILITY INCOME INSURANCE:(2)
  First year & single..............     $  3.0      $    4.9   $  5.6   $    7.5   $  6.9   $  8.1
  Renewal..........................       36.4          73.2     72.6       69.8     67.0     64.7
                                        ------      --------   ------   --------   ------   ------
          Total....................     $ 39.4      $   78.1   $ 78.2   $   77.3   $ 73.9   $ 72.8
                                        ======      ========   ======   ========   ======   ======
          TOTAL LIFE AND DISABILITY
            INCOME INSURANCE.......     $518.2      $1,005.1   $997.2   $1,001.0   $990.5   $994.1
                                        ======      ========   ======   ========   ======   ======

---------------

(1) Consists of whole life and term life premiums.

(2) No longer offered; at December 31, 1997 all existing in force disability income insurance has been reinsured.

     Effective December 31, 1997, the Company ceased writing new disability insurance business. In conjunction therewith, the Company transferred all of its existing in force disability income insurance business to a third party reinsurer under an indemnity reinsurance contract. The transfer was accomplished through a novation of its existing disability income reinsurance coverage and a concurrent amendment to such existing reinsurance contract. In connection with the transaction, the Company entered into an agreement with an unrelated insurance company to distribute its disability insurance products through the Company's career agency sales force.

     The Company has achieved improving persistency levels on its life insurance products in recent years despite ratings pressures and competitive industry conditions during the early 1990s. The Company believes that its career agents help contribute to its persistency. The following table illustrates lapse rates on individual life insurance products for MONY and for stock and mutual life insurance companies for the five-year period 1993-1997.

                     INDIVIDUAL LIFE INSURANCE LAPSE RATES

                                                           FOR THE YEAR ENDED DECEMBER 31,
                                                         ------------------------------------
                                                         1997    1996    1995    1994    1993
                                                         ----    ----    ----    ----    ----
Mutual Life Companies*.................................  6.8%    7.2%    7.2%    7.3%     7.9%
Stock Life Companies*..................................  8.3     8.4     9.3     8.7     10.8
          Total Life Industry*.........................  7.8     8.0     8.6     8.3      9.8
MONY...................................................  7.0%    8.0%    8.8%    9.1%     9.3%

---------------
* Source A.M. Best Individual Life Lapse Rates (median values). Lapse rates based on face amounts.

ACCUMULATION PRODUCTS

     The Company's accumulation products focus on the savings and retirement needs of the growing number of individuals who are preparing for retirement or have already retired. The Company offers a wide variety of accumulation products, such as fixed annuities, single premium deferred annuities, immediate annuities, flexible payment variable annuities and proprietary retail mutual funds. The Company's annuity and mutual fund products offer numerous investment alternatives to meet the customer's individual investment objectives. As of June 30, 1998, the Company had $5.9 billion of assets under management with respect to its annuity products and, additionally, $2.5 billion of assets under management with respect to its proprietary retail mutual funds.

     By offering both fixed and variable annuities in its Accumulation Products segment, the Company believes it has the ability to grow profitably in a variety of market environments. The Company believes that periods of rising interest rates, which tend to cause lower sales growth in its variable annuities business, make its fixed annuity products more attractive to consumers. Conversely, in periods of declining interest rates, which tend to cause lower sales growth in its fixed annuities business, the Company believes its variable annuities are more attractive to customers. The Company further believes that the sale of its proprietary retail mutual funds complements the sale of its variable annuities. The Company conducts its proprietary retail mutual funds operations through its subsidiary, ECM. ECM is the registered investment advisor of The Enterprise Group of Funds, a group of mutual funds that provides investors with a broad range of investment alternatives through 13 separate investment portfolios. In addition, Enterprise Accumulation Trust, for which ECM is also the registered investment advisor, is the principal funding vehicle for the Company's variable annuities and variable universal life insurance products. Enterprise Accumulation Trust provides investors with a broad range of investment alternatives through five separate investment portfolios. The Company earns investment management fees on the assets managed in connection with both its variable annuities and its proprietary retail mutual funds. In addition to investment management fees, the Company also earns insurance fees in connection with its annuities.

     Sales of annuities and proprietary retail mutual funds were approximately $728.6 million and $751.6 million, respectively, in 1997. Of such sales of annuities, $712.7 million relates to variable annuities and $15.9 million relates to fixed annuities.

     The following table sets forth the total account value and sales of the principal products offered by the Company in its Accumulation Products segment.

                        ACCUMULATION PRODUCTS SEGMENT --
                       ASSETS UNDER MANAGEMENT AND SALES

                               AS OF AND FOR
                               THE SIX MONTHS
                               ENDED JUNE 30,        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                               --------------   ----------------------------------------------------
                                    1998          1997       1996       1995       1994       1993
                               --------------   --------   --------   --------   --------   --------
                                                                  ($ IN MILLIONS)
ASSETS UNDER MANAGEMENT
Individual variable
  annuities(1)...............     $4,896.0      $4,314.1   $3,146.6   $2,217.2   $1,370.6   $1,013.2
Individual fixed
  annuities(1)...............      1,025.6       1,103.8    1,311.8    1,508.1    1,689.9    1,795.0
Proprietary mutual funds.....      2,457.0       1,716.7      952.1      679.6      493.9      485.9
                                  --------      --------   --------   --------   --------   --------
                                  $8,378.6      $7,134.6   $5,410.5   $4,404.9   $3,554.4   $3,294.1
                                  ========      ========   ========   ========   ========   ========
SALES BY PRODUCT
Individual variable
  annuities..................     $  346.5      $  712.7   $  668.4   $  495.3   $  405.8   $  463.4
Individual fixed annuities...          5.0          15.9       14.8       25.4       27.3       29.8
Proprietary retail mutual
  funds......................        655.8         751.6      347.0      207.2      150.3      181.5

---------------
(1) Represents account values for annuities.

     The Company's fixed annuity products include a single premium deferred annuity contract. This is a tax-deferred annuity contract with a one-time premium payment with a resulting cash accumulation over time and the option to receive a lump sum distribution or various payout options over the life of the annuitant. The Company also offers a single payment immediate annuity contract which provides for a single premium payment that is immediately annuitized to provide the annuitant with a guaranteed level income for life or for a minimum number of years.

     Variable annuity contractholders and variable universal life insurance policyholders have a range of investment accounts in which to place the assets held under their contracts, including accounts with interest rates guaranteed by the Company. More than 85% of the aggregate amount held under these contracts and policies is presently in investment accounts not guaranteed by the Company.

     Since early 1992, the Company has emphasized the sale of its separate account variable annuities over its general account annuities. The Company believes that it benefits from a shift towards separate account variable annuity products, as this reduces the Company's investment risks (by shifting such risks to the separate account contractholder) and capital requirements because the assets are held in the Company's separate accounts, while enabling the Company to earn fee income from the management of assets held in the separate accounts. The selection of separate accounts also permits contractholders to choose more aggressive or conservative investment strategies without affecting the composition and quality of assets in the Company's general account. The growth of the Company's individual variable annuity account value has been considerable for the past several years, which the Company attributes to favorable demographic trends, strong sales, market appreciation and low levels of surrenders. In addition, the Company believes there will be a continuation in the trend among U.S. employers away from defined benefit plans (under which the employer makes the investment decisions) toward employee-directed, defined contribution retirement and savings plans (which allow employees to choose from a variety of investment options), which will benefit its accumulation business. The following table illustrates the growth in individual variable annuity account value from the beginning to the end of each period presented and the principal factors which caused the increase in account value for such period.

                        ACCUMULATION PRODUCTS SEGMENT --
                   INDIVIDUAL VARIABLE ANNUITY ACCOUNT VALUE

                               AS OF AND FOR
                               THE SIX MONTHS
                               ENDED JUNE 30,        AS OF AND FOR THE YEAR ENDED DECEMBER 31,
                               --------------   ----------------------------------------------------
                                    1998          1997       1996       1995       1994       1993
                               --------------   --------   --------   --------   --------   --------
                                                          ($ IN MILLIONS)
ACCOUNT VALUE
Beginning total account
  value......................     $4,314.1      $3,146.6   $2,217.2   $1,370.6   $1,013.2   $  523.5
Sales and other deposits.....        346.5         712.7      668.4      495.3      405.8      463.4
Market appreciation..........        466.9         738.9      448.5      471.2       22.7       67.7
Surrenders and withdrawals...       (231.5)       (284.1)    (187.5)    (119.9)     (71.1)     (41.4)
                                  --------      --------   --------   --------   --------   --------
          Ending total
            account value....      4,896.0      $4,314.1   $3,146.6   $2,217.2   $1,370.6   $1,013.2
                                  ========      ========   ========   ========   ========   ========

     The following table illustrates the performance of the principal sub-accounts available in respect of the Company's variable annuities and the current rankings assigned to such sub-accounts by Morningstar, Inc. ("Morningstar"). The historical performance of these funds is not an indication of future performance.

                  PERFORMANCE OF VARIABLE ANNUITY SUB-ACCOUNTS

                                                           AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                                        -------------------------------------------------------
                                                                           ONE-YEAR    FIVE-YEAR      OVERALL
                                                                          ANNUALIZED   ANNUALIZED   MORNINGSTAR
SUB-ACCOUNT                       TYPE OF SUB-ACCOUNT     NET ASSETS      RETURN(1)    RETURN(1)      RANKING
-----------                       -------------------   ---------------   ----------   ----------   -----------
                                                        ($ IN MILLIONS)
ENTERPRISE ACCUMULATION TRUST
  Equity........................  Growth                   $  621.6         23.14%       21.30%       4 Stars
  Small Company Value...........  Small Value                 458.1         34.19%       17.42%       3 Stars
  Managed.......................  Flexible                  3,048.6         22.44%       21.85%       4 Stars
  International Growth(2).......  Foreign Stock                91.4         12.38%         N/A        3 Stars
  High-Yield Bond(2)............  High-Yield Bond              89.8          5.76%         N/A        4 Stars
                                                           --------
          Total Enterprise
            Accumulation
            Trust...............                           $4,309.5
                                                           ========

                                                           AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1998
                                                        -------------------------------------------------------
                                                                           ONE-YEAR    FIVE-YEAR      OVERALL
                                                                          ANNUALIZED   ANNUALIZED   MORNINGSTAR
SUB-ACCOUNT                       TYPE OF SUB-ACCOUNT     NET ASSETS      RETURN(1)    RETURN(1)      RANKING
-----------                       -------------------   ---------------   ----------   ----------   -----------
                                                        ($ IN MILLIONS)
MONY SERIES FUND, INC.
  Money Market..................  Money Market             $    160           5.2%         4.3%        N/A
  Intermediate Term Bond........  Bond                           50           8.6%         6.0%       3 Stars
  Long Term Bond................  Bond                           86          17.0%         8.7%       2 Stars
  Equity Income.................  Income                         19          22.9%        19.2%        N/A
  Equity Growth.................  Growth                          2          24.8%        20.6%        N/A
  Diversified...................  Balanced                        2          23.2%        16.8%        N/A
  Government Securities.........  Government Bond                30           7.2%         4.9%       3 Stars
                                                           --------
  Total MONY Series Fund, Inc...                                349
OTHER SUB-ACCOUNTS..............                                 68
                                                           --------
          Total.................                           $    417
                                                           ========

---------------
(1) Prior to insurance and expense charges to contractholders.

(2) Commenced operations on November 18, 1994.

N/A not available

     Morningstar is an independent provider of financial information concerning mutual fund performance. According to Morningstar, a fund's 10 year return accounts for 50% of its overall rating score, its five year return accounts for 30% and its three year return accounts for 20%. If only five years of history are available, the five year period is weighted 60% and the three year period is weighted 40%. If only three years of data are available, the three years are used alone. Funds scoring in the top 10% of their investment category receive 5 stars; funds scoring in the next 22.5% receive 4 stars; the next 35% receive 3 stars; those in the next 22.5% receive 2 stars and the bottom 10% receive 1 star.

     Approximately 85% of the Company's career agents were licensed through MONY Securities Corp. at June 30, 1998 to sell variable annuities (with 74% having National Association of Securities Dealers, Inc. ("NASD") Series 6 licenses and 26% having NASD Series 7 licenses).

     The Company offers a variety of proprietary retail mutual funds to retail customers. ECM's wholly-owned subsidiary, Enterprise Fund Distributors, Inc., acts as the broker-dealer in distributing shares in the Enterprise Group of Funds through MONY Securities Corp. and third-party broker-dealer firms. ECM recently made available Enterprise Accumulation Trust as a funding vehicle for variable product offerings of third-party insurance companies, initially concentrating on small and mid-size insurance companies.

     As of June 30, 1998, ECM had $6.8 billion in assets under management, of which $2.5 billion related to the proprietary retail mutual funds and $4.3 billion related to the Enterprise Accumulation Trust. The Company earns management fees on both of these categories of assets.

     ECM offers an opportunity for individual retail investors to have access to the advice and expertise of leading institutional money managers, which is generally not available to those individual retail investors. In an opinion survey of financial advisors conducted by DALBAR, a Boston-based mutual fund market research and publishing firm, in 1997, the Enterprise Group of Funds was one of three companies ranked number one on the basis of "General Opinion" out of the 19 "small" mutual fund complexes ranked. For purposes of the survey, "small" mutual fund complexes are companies with asset size of approximately $8.0 billion or less or which offer fewer than 10 funds with distinct investment objectives.

     The following table, in addition to indicating the performance of the 13 portfolios of the Enterprise Group of Funds, also indicates the institutional money manager for each portfolio. These money managers are compensated through sub-advisory fees. The historical performance of the portfolios is not an indicator of future performance. In addition to the funds listed below, Global Financial Services Fund, which is an equity fund managed by Sanford C. Bernstein & Co., Inc., was added to the Enterprise Group of Funds on October 1, 1998.

                     ENTERPRISE GROUP OF FUNDS PERFORMANCE

                                                                                         AS OF JUNE 30, 1998
                                                                                     ----------------------------
                                                                                                        ONE-YEAR
                                     TYPE OF                                                           ANNUALIZED
           FUND             CLASS*     FUND                FUND MANAGER                NET ASSETS        RETURN
--------------------------  ------   --------   -----------------------------------  ---------------   ----------
                                                                                     ($ IN MILLIONS)
Growth                        A        Equity   Montag & Caldwell, Inc.                 $    659         31.03%
                              B        Equity                                                306         30.33%
                              C        Equity                                                 79         30.22%
                              Y        Equity                                                 62         31.54%
Growth and Income             A        Equity   Retirement System Investors Inc.              11            NA
                              B        Equity                                                 13            NA
                              C        Equity                                                  3            NA
                              Y        Equity                                                 18         22.17%
Equity                        A        Equity   OpCap Advisors                                 5         21.63%
                              B        Equity                                                  5         21.21%
                              C        Equity                                                  1         21.08%
Equity Income                 A        Equity   1740 Advisers, Inc.                          111         16.80%
                              B        Equity                                                 29         16.14%
                              C        Equity                                                  4         16.18%
                              Y        Equity                                                  0            NA
Capital Appreciation          A        Equity   Provident Investment Counsel, Inc.           124         30.22%
                              B        Equity                                                 11         29.49%
                              C        Equity                                                  0         29.47%
                              Y        Equity                                                  0            NA
Small Company Growth          A        Equity   William D. Witter, Inc.                        8            NA
                              B        Equity                                                  6            NA
                              C        Equity                                                  2            NA
                              Y        Equity                                                 11          2.00%
Small Company Value           A        Equity   Gabelli Asset Management Company              77         28.92%
                              B        Equity                                                 51         28.27%
                              C        Equity                                                  9         28.18%
                              Y        Equity                                                  0         29.47%
International Growth          A        Equity   Brinson Partners, Inc.                        43          4.92%
                              B        Equity                                                 14          4.31%
                              C        Equity                                                  2          4.28%
                              Y        Equity                                                 13          5.38%
Government Securities         A        Income   TCW Funds Management, Inc.                    68          8.90%
                              B        Income                                                 17          8.41%
                              C        Income                                                  1          8.31%
                              Y        Income                                                  8            NA
High-Yield Bond               A        Income   Caywood-Scholl Capital Management             73         11.78%
                              B        Income                                                 30         11.20%
                              C        Income                                                  4         11.15%
                              Y        Income                                                  1            NA
Tax-Exempt Income             A        Income   MBIA Capital Management, Inc.                 24          7.36%
                              B        Income                                                  3          6.84%
                              C        Income                                                  0          6.67%
Managed                       A      Flexible   OpCap Advisors                               189         19.56%
                              B      Flexible                                                154         18.92%
                              C      Flexible                                                 10         18.92%
                              Y      Flexible                                                 98         20.18%
Money Market                  A         Money
                                       Market   Enterprise Capital Management, Inc.           87          4.93%
                              B         Money
                                       Market                                                  7          4.64%
                              C         Money
                                       Market                                                  3          4.64%
                              Y         Money
                                       Market                                                  3            NA
                              Total................................................     $2,457.0
                                                                                        ========

                              AS OF JUNE 30, 1998
                            ------------------------
                            FIVE-YEAR      OVERALL
                            ANNUALIZED   MORNINGSTAR
           FUND               RETURN       RATING
--------------------------  ----------   -----------

Growth                        27.26%       4 Stars
                                 NA        5 Stars
                                 NA             NA
                                 NA             NA
Growth and Income                NA             NA
                                 NA             NA
                                 NA             NA
                              22.04%       4 Stars
Equity                           NA             NA
                                 NA             NA
                                 NA             NA
Equity Income                 17.87%       3 Stars
                                 NA        3 Stars
                                 NA             NA
                                 NA             NA
Capital Appreciation          16.60%       3 Stars
                                 NA        2 Stars
                                 NA             NA
                                 NA             NA
Small Company Growth             NA             NA
                                 NA             NA
                                 NA             NA
                              21.11%       2 Stars
Small Company Value              NA        3 Stars
                                 NA        4 Stars
                                 NA             NA
                                 NA        4 Stars
International Growth          12.70%       3 Stars
                                 NA        4 Stars
                                 NA             NA
                                 NA             NA
Government Securities          6.26%       3 Stars
                                 NA        3 Stars
                                 NA             NA
                                 NA             NA
High-Yield Bond               10.41%       4 Stars
                                 NA        4 Stars
                                 NA             NA
                                 NA             NA
Tax-Exempt Income              5.06%       2 Stars
                                 NA        2 Stars
                                 NA             NA
Managed                          NA        3 Stars
                                 NA        3 Stars
                                 NA             NA
                                 NA             NA
Money Market
                               4.24%            NA
                                 NA             NA
                                 NA             NA
                                 NA             NA

---------------

* These designations represent different classes within each fund based upon fee and expense computations.

OTHER PRODUCTS

  BROKER-DEALER OPERATIONS

     In its broker-dealer operations, in addition to selling the Company's proprietary investment products, the Company facilitates transactions for its accumulation customers by providing access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities).

     MONY Securities Corp. ("MSC") is a registered securities broker-dealer and investment advisor and a member of the NASD. MSC is a wholly-owned subsidiary of MONY. MSC performs brokerage and other investment services relating to a wide range of securities, including mutual funds, stocks, bonds, limited partnership interests (primarily in real estate, oil and gas and equipment leasing) and tax-exempt unit investment trusts. For the years ended December 31, 1997, 1996 and 1995, 40%, 30% and 24%, respectively, based on brokerage commissions, of the investment products sold by MSC are shares in mutual funds in the Enterprise Group of Funds. MSC's products and services are distributed through registered representatives who belong to MONY's career agency sales force. MSC transacts business in all 50 of the United States, the District of Columbia and Puerto Rico. In 1995, DALBAR conducted a consumer survey, which ranked the level of customer satisfaction with various financial services firms that such customers do business with on a regular basis. In the category of managing day-to-day investments, MSC was ranked in the top 10 of all banks, brokerage and fund companies.

     The following table shows, for the periods indicated, sales of the Company's proprietary mutual funds and other investment products.

                            INVESTMENT PRODUCT SALES

                                                              FOR THE YEAR ENDED DECEMBER 31,
                                                              -------------------------------
                                                                1997        1996       1995
                                                              ---------    -------    -------
                                                                      ($ IN MILLIONS)
Enterprise Group of Funds...................................  $  751.6     $347.0     $207.2
Other investment products...................................     296.0      360.0      240.0
                                                              --------     ------     ------
          Total.............................................  $1,047.6     $707.0     $447.2
                                                              ========     ======     ======

INSURANCE BROKERAGE OPERATIONS

     In its insurance brokerage operation, the Company provides its career agency sales force with access to life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers. MONY's insurance brokerage subsidiary is licensed as an insurance broker in Delaware and most other states.

  RUN-OFF BUSINESSES

     The Run-Off Businesses include certain lines of business no longer written by the Company. The Run-Off Businesses primarily consist of group life and health insurance as well as the group pension business that was not included in the Group Pension Transaction.

MARKETING AND DISTRIBUTION

     The Company's marketing strategy focuses on small business owners and higher income individuals, particularly family builders and pre-retirees. The Company believes this strategy capitalizes on the Company's key strengths, namely its wide range of individual protection and accumulation products and its career agency sales force. Based on commissions, the Company derived nearly 74% of its sales from such key markets for the year ended December 31, 1997.

     The Company believes that its managerial agency system and career agency sales force is a competitive advantage in the marketplace. Distribution through career agents allows the Company to establish closer relationships with customers than is typical of insurers using third party brokers, thereby enhancing the ability of the Company to evaluate customer needs and underwriting risks.

     The Company's career agency sales force consisted of approximately 2,218 field agents at June 30, 1998. The career agency sales force generates most (approximately 90% in 1997 by premium) of the Company's new individual insurance and annuity sales and is also the primary distribution system for the Company's sale of mutual funds and other investment products to individuals. The sales force is organized as a managerial agency system under which 49 agency managers as of June 30, 1998 supervise the marketing and sales activities of agents in defined marketing territories in the United States and Europe. The agency managers are all employees of the Company, while the career agents are all independent contractors and not employees of the Company. The contract with each career agent requires the agent to submit to MONY or MLOA applications for policies of insurance issued by MONY or MLOA. MONY and MLOA's compensation arrangements with career agents contain incentives for the career agents to solicit applications for products issued by MONY and MLOA and for products issued by insurance companies, not affiliated with the Company, made available by the Company's insurance brokerage operations, MONY Brokerage, Inc. Those incentives include counting first year commissions (weighted in the case of products made available by MONY Brokerage, Inc.) for the purposes of expense reimbursement programs, sales awards and certain other benefits. In addition, MONY Brokerage, Inc. makes available products issued by other insurance companies that neither MONY nor MLOA issues.

     In 1998, the Company had 513 agents in the MDRT, an industry designation based on sales which result in annual first-year commissions of $53,000 or more, up from 460 in 1996. The Company believes that its rate of growth in MDRT members from 1995 to 1997 was among the highest in the life insurance industry and that the percentage of its career agents who are MDRT members is among the highest in the industry.

     The Company believes that the two most significant challenges of operating a career agency system are ensuring that the interests of the agency management organization are aligned with the interests of the Company and providing a cost-effective and appropriate level of marketing, training and recruiting support to each of the Company's career agents and agency managers. To address these challenges, over the last several years the Company has made several changes in its compensation structure for its agency management organization, which changes culminated in January of 1998 when the Company revised its compensation structure to provide a salary plus incentive compensation system for all of its agency managers and sales managers designed to more closely align the interests of the managers with those of the Company.

     To further address the challenges of operating a career agency sales force, the Company has initiated several programs directed at targeted efforts in recruiting, marketing and training of its career agents. As a result of its new recruiting program, the Company hired 928 new agents in 1997, the highest annual number of new agents for the Company since 1990. The Company has recently begun targeted marketing programs to assist the agency sales force in specialized areas such as selling to professional athletes and seminar selling, which the Company believes will result in increased premium production. In the area of training, the Company redesigned its training programs directed at new agents in order to provide them with increased knowledge and skills.

     In early 1998, in order to increase the productivity and size of its career agency sales force, the Company adopted a plan to "tier" its agents and agencies and to provide focused marketing, recruiting and training support tailored to meet the particular needs of each "tier". By restructuring its agencies into tiers, the Company is able to segment its career agency sales force into groups according to experience and productivity levels and to assign agency managers to tiers based on their skill sets and the particular needs and goals of such tiers. For example, separate tiers are being established for new agents with little or no experience in the industry, experienced agents who are producing at superior levels and one or more groups of agents with experience or production levels falling between those two levels. The Company began the tiering process on a selective basis in June 1998 and intends to expand the process throughout the remainder of 1998.

     The Company believes that this tiering system is unique in the life insurance industry and will give the Company a competitive advantage in the marketplace. For example, by having certain managers responsible solely for recruiting and providing necessary support systems for new recruits, the Company believes that it will be able to increase the number and quality of new agents recruited each year. The Company believes that the tiering system will also allow the Company to attract and retain already established and successful agents by providing an environment in which such agents can compete favorably with other producer groups, such as third-party brokers or general agents. Additionally, the Company believes that the tiering system will enable the Company to attract and retain other agents by providing marketing and training support that is responsive to such agents' career development needs.

     In addition to sales by the career agents, the Company's mutual funds are also sold through third-party broker-dealers. The Company markets to these third-party broker-dealers through 16 wholesalers. The Company expects to increase the number of these specialized sales agents in the future.

PRICING AND UNDERWRITING

     Insurance underwriting involves a determination of the type and amount of risk which an insurer is willing to accept. The Company underwrites each application. The Company's underwriters evaluate policy applications on the basis of information provided by the applicant and others. The Company follows detailed and uniform underwriting practices and procedures designed to properly assess and quantify risks before issuing coverage to qualified applicants. The Company's insurance underwriting standards attempt to produce mortality results consistent with the assumptions used in product pricing while also allowing competitive risk selection. Factors considered by the Company in setting premiums and charges for products include assumptions which are considered prudent by management as to future investment returns, expenses, persistency, mortality and taxes, where appropriate. The long-term profitability of the Company's products is affected by the degree to which future experience deviates from these assumptions.

     In underwriting business, the Company uses its automated underwriting system, which it believes to be technologically superior to the systems of many of its competitors. The Company's Field Application Submit Transaction (FAST) system allows agents to submit policy applications electronically. The Company's Consolidated Life Underwriting Expert System (CLUES) automatically requests and processes data necessary to underwrite life insurance applications, including blood test results and motor vehicle records. The Company's Total Online Production System (TOPS), which contains the Company's policyholder database, handles policy billing and administrative services. The Company's agencies each have computers connected to this integrated system, enabling agents in the field to automatically submit applications and access policyholder data.

     The Company believes that its underwriting staff is highly experienced and qualified. Of the Company's 30 Home Office Underwriting professionals, eight have over 20 years of industry experience and seven others have at least 10 years of industry experience.

REINSURANCE

     MONY utilizes a variety of indemnity reinsurance agreements with insurers to control its loss exposure. Generally, these agreements are structured either on an automatic basis, where risks meeting prescribed criteria are automatically covered, or on a facultative basis, where the reinsurer must agree to accept the specific reinsurance risk before it becomes liable. The amount of each risk retained by MONY depends on its evaluation of the specific risk, subject, in certain circumstances, to maximum limits based on characteristics of coverages. Under the terms of the reinsurance agreements, the reinsurer will be liable to reimburse MONY for the ceded amount in the event the claim is paid. However, MONY remains contingently liable for all benefits payable even if the reinsurer fails to meet its obligations to MONY.

     Life insurance business is ceded on a yearly renewable term basis under various reinsurance contracts. The Company's general practice is to retain no more than $4.0 million of risk on any one person for individual products and $6.0 million for last survivor products. The total amount of reinsured life insurance in force on this basis was $7.4 billion, $7.5 billion and $8.0 billion at December 31, 1997, 1996 and 1995, respectively.

     The Company also has in place certain "surplus relief" reinsurance contracts. Surplus relief reinsurance contracts are indemnity reinsurance agreements whereby the Company transfers a certain percentage of its risk with respect to specified business lines to another reinsurer to increase statutory surplus through the receipt of an initial reinsurance allowance provided by the reinsurers. Although these agreements do not qualify to be accounted for as reinsurance under GAAP, the Company's agreements qualify for reinsurance accounting under SAP and have specifically been approved by the New York State Insurance Department. Future statutory earnings will be reduced as amounts are credited to reinsurers based on the experience of the reinsured business. At June 30, 1998, the Company's combined statutory surplus included $69.7 million relating to surplus relief reinsurance, or 8.2% of the Company's statutory surplus at that date. The ability of the Company to maintain surplus relief reinsurance at current levels may be important to its ability to maintain its statutory surplus position. The ability of MONY to pay dividends to the Holding Company may be affected by a reduction in its statutory earnings caused by any reduction in the outstanding level of surplus relief reinsurance. See
"-- Regulation -- Shareholder Dividend Restrictions".

     As of December 31, 1997 the Company's outstanding individual disability income insurance business is reinsured on an indemnity basis. See "-- Protection Products".

     The following table presents the Company's principal reinsurers and the percentage of total reinsurance recoverable reported in the Company's consolidated financial statements at December 31, 1997 under the captions "Amounts Due From Reinsurers" (which amounted to $574.5 million) and "Assets transferred in the Group Pension Transaction" (which amounted to $194.5 million) that was due from each reinsurer.

REINSURERS:
Centre Life Reinsurance, Ltd................................     47.8%
AUSA Life Insurance Company, Inc............................     25.3
Life Reassurance Corporation of America.....................     12.0
Reinsurance Group of America................................      2.6
All Other...................................................     12.3
                                                                -----
                                                                100.0%
                                                                =====

THE GROUP PENSION TRANSACTION

     On December 31, 1993, the Company entered into the AEGON Agreement with AEGON under which the Company transferred a substantial portion of its group pension business, including its full service group pension contracts, consisting primarily of tax-deferred annuity, 401(k) and managed funds lines of business, to AUSA, a wholly owned subsidiary of AEGON. The Company also transferred to AUSA the corporate infrastructure supporting the group pension business, including data processing systems, facilities and regional offices. In connection with the Group Pension Transaction, the Company and AEGON have entered into certain service agreements. These agreements, among other things, provide that the Company will continue to manage the transferred assets and that AUSA will continue to provide certain administrative services to the Company's remaining group pension contracts not included in the transfer.

     The transferred group pension business consisted of approximately $6.4 billion in group pension assets and liabilities, which was comprised of $2.8 billion of general account assets and liabilities, and $3.6 billion of separate account assets and liabilities. The transfer was initially structured in the form of indemnity reinsurance, however, the AEGON Agreement contemplated that the transfer would be restructured in the form of assumption reinsurance as soon as practicable following the consent of contractholders to assumption of their contracts. Substantially all of the contractholders consented to the assumption of their contracts by AUSA.

     Under the terms of the AEGON Agreement, MONY agreed to not compete with AEGON for new group pension business similar to that transferred in the Group Pension Transaction, during the three-year period following the Group Pension Transaction Date. However, MONY retained certain group pension business not transferred in the transaction, which consists of (i) annuities purchased by pension plan participants from MONY after retirement ("purchased annuities"),
(ii) deposit administration contracts and (iii) MONY's remaining GIC business. Total general account reserves at December 31, 1997 for such non-transferred business were $190.9 million, $151.6 million and $56.3 million, respectively.

     AEGON's group pension business, including the business transferred by MONY is serviced by AUSA and Diversified Investment Advisors Inc., a registered investment advisor and subsidiary of AEGON formed in connection with the Group Pension Transaction ("Diversified"). MONY officers formerly responsible for the management of MONY's group pension operations became officers of Diversified at the time of the Group Pension Transaction and continue to manage the transferred group pension operations. Substantially all of the Company's 450 employees in its group pension operations became employees of Diversified at such time and continue to administer and service the transferred business, as well as MONY's retained group pension business, under an administrative services agreement. In addition, in connection with the Group Pension Transaction, the Company's career agency sales force was authorized to continue to market and distribute group pension business through the transferred operations on behalf of AEGON and its affiliates.

     The Group Pension Transaction was legally structured as a sale. However, for accounting purposes, the Company continues to record the assets and liabilities comprising the transferred business, as well as the related profits therefrom, in its financial statements because, pursuant to the terms of the AEGON Agreement, the Company retained substantially all the risks and rewards of the transferred business.

     See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Group Pension Transaction -- Decline and Expiration of Payments and Income Related to the Group Pension Transaction" for a discussion of the consideration received in connection with the Group Pension Transaction.

COMPETITION

     The Company believes that competition in the Company's lines of business is based on service, product features, price, commission structure, perceived financial strength, claims-paying ratings and name recognition. The Company competes with a large number of other insurers as well as non-insurance financial services companies, such as banks, broker-dealers and mutual funds, many of which have greater financial resources, offer alternative products or more competitive pricing and, with respect to other insurers, have higher ratings than the Company. Competition exists for individual consumers, employer groups and agents and other distributors of insurance products. National banks, with their pre-existing customer bases for financial services products, may pose increasing competition in the future to insurers who sell annuities, including the Company, as a result of the United States Supreme Court's 1994 decision in NationsBank of North Carolina v.

Variable Annuity Life Insurance Company, which permits national banks to sell annuity products of life insurance companies in certain circumstances.

     The Company must attract and retain productive agents to sell its insurance and annuity products. Strong competition exists among insurance companies for agents with demonstrated ability. Management believes that key bases of competition among insurance companies for agents with demonstrated ability include the services provided to, and relationships developed with, these agents in addition to compensation and product structure. Changes arising from the Demutualization, as well as the realignment of the career agency sales force and the transition to new products, may affect the Company's ability to retain productive distributors of its individual insurance and annuity products. Sales of individual insurance and annuity products and the Company's financial position and results of operations could be materially adversely affected if such changes occur.

     In addition, several proposals to repeal or modify the Glass-Steagall Act of 1933, as amended, and the Bank Holding Company Act of 1956, as amended, have been made by members of Congress and the Clinton Administration. Currently, the Bank Holding Company Act restricts banks from being affiliated with insurance companies. None of these proposals has yet been enacted, and it is not possible to predict whether any of these proposals will be enacted or, if enacted, their potential effect on the Company.

     The investment management and securities brokerage businesses, having relatively few barriers to entry, continually attract new entrants. The Company competes with other providers of investment products and services primarily on the basis of the range of investment products offered, the investment performance of such products and the quality of service provided to clients.

     In addition, the Company recently adopted a plan to restructure its career agency sales force. See "-- Marketing and Distribution". There can be no assurance that such restructuring will be successful or that the career agency sales force will be receptive to the new structure. If the restructuring is not successful, or if the career agency sales force is not receptive to the new structure, the Company's financial position and results of operations could be materially adversely affected.

INTERNATIONAL BUSINESS

     MONY, through its subsidiaries, MONY Life Insurance Company of the Americas, Ltd. and MONY Bank & Trust Company of the Americas, Ltd. has established a pilot program to explore marketing its products internationally. Initially, MONY is focusing primarily on Latin America, and secondarily on Europe. To service these markets, MONY is offering a portfolio of offshore financial products, including life insurance, annuities, mutual funds and trust services.

RATINGS

     Ratings with respect to claims-paying ability and financial strength have become an increasingly important factor in establishing the competitive position of insurance companies. Ratings are important to maintaining public confidence in MONY and its ability to market its products. Rating organizations continually review the financial performance and condition of insurers, including MONY. Any lowering of MONY's ratings could have a material adverse effect on MONY's ability to market its products and retain its current policyholders. These consequences could, depending upon the extent thereof, have a material adverse effect on MONY's liquidity and, under certain circumstances, net income. MONY currently is rated "A-" by A.M. Best and MONY's insurance claims-paying ability is rated "A3" by Moody's, "A+" by Duff & Phelps and "A+" by S&P. Moody's, on January 6, 1998, and Duff & Phelps, on August 4, 1998, each announced that it had changed its respective outlook on MONY's rating from stable to positive. A.M. Best's ratings for insurance companies currently range from "A++" to "F", and some companies are not rated. A.M. Best publications indicate that "A-" ratings are assigned to those companies that in A.M. Best's opinion have achieved excellent overall performance when compared to the standards established by A.M.

Best. "A" and "A-" companies are considered to have a strong ability to meet their obligations to policyholders over a long period of time. The Demutualization and the Offerings are part of management's strategy to enhance the Company's capital base and its access to capital in order to improve ratings.

     Moody's ratings for insurance companies currently range from "Aaa" to "C", S&P's ratings for insurance companies range from "AAA" to "CCC-", and Duff & Phelps' ratings for insurance companies range from "AAA" to "CCC-". In evaluating a company's financial and operating performance, Moody's, S&P and Duff & Phelps review its profitability, leverage and liquidity as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its policy reserves and the experience and competence of its management.

     The foregoing ratings reflect each rating agency's current opinion of MONY's claims-paying ability, financial strength, operating performance and ability to meet its obligations to policyholders and are not evaluations directed toward the protection of investors in the Common Stock. Such factors are of concern to policyholders, agents and intermediaries. Such ratings should not be relied upon when making a decision to purchase shares of the Common Stock offered hereby.

     Management believes the investment by the Investors, together with the portion of the net proceeds of the Offerings contributed to MONY, will help support MONY's ratings. In addition, management believes MONY's ratings should be positively affected if it achieves improvements in operating results, reduces its exposure to higher risk assets and realizes further cost reductions. However, there can be no assurance as to whether or when such positive effect on ratings will take place.

REGULATION

  GENERAL REGULATION AT THE STATE LEVEL

     MONY is licensed to transact its insurance business in, and is subject to regulation and supervision by, all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the U.S. Virgin Islands. MLOA is licensed and regulated in all states other than New York.

     The laws of the various states establish state insurance departments with broad administrative powers to approve policy forms and, for certain lines of insurance, rate, grant and revoke licenses to transact business, regulate trade practices, license agents, require statutory financial statements and prescribe the type and amount of investments permitted. In addition, the New York Insurance Department restricts certain agency expenses. The aforementioned regulation by the state insurance departments is for the benefit of Policyholders, not stockholders.

     The Holding Company is not regulated as an insurance company but will, as the direct or indirect owner of the capital stock of MONY and MLOA, be subject to the insurance holding company acts of the states in which MONY and MLOA are domiciled (or deemed to be commercially domiciled). Most states have enacted legislation that requires each insurance holding company and each insurance company in an insurance holding company system to register with the insurance regulatory authority of the insurance company's state of domicile and, annually, to furnish financial and other information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of the insurers within such system. The Holding Company is subject to the insurance holding company laws in New York and Arizona. Under such laws, all transactions within an insurance holding company system affecting insurers must be fair and equitable and each insurer's policyholder surplus following any such transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. The New York and Arizona insurance holding company laws also require prior notice or regulatory approval of the change of control of an insurer or its holding company and of material intercorporate transfers of assets or other material transactions within the holding company structure. Generally, under such laws, a state insurance authority must approve in advance the direct or indirect acquisition of 10% or more of the voting securities of an insurance company domiciled in its state. Under the New York Insurance Law, for a period of five years following the Plan Effective Date, no person may acquire beneficial ownership of 5% or more of the outstanding shares of Common Stock without the prior approval of the New York Superintendent. The Investors have received a conditional waiver of this rule from the New York Superintendent in connection with the potential exercise of the Warrants prior to the end of such five-year period. See "Restrictions on Acquisitions of Securities of the Holding Company".

     In recent years, a number of life and annuity insurers have been the subject of regulatory proceedings and litigation relating to alleged improper life insurance pricing and sales practices. Some of these insurers have incurred or paid substantial amounts in connection with the resolution of such matters. See "-- Legal Proceedings". In addition, state insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to insurers' compliance with applicable insurance laws and regulations.

     MONY and MLOA continuously monitor sales, marketing and advertising practices and related activities of their agents and personnel and provide continuing education and training in an effort to ensure compliance with applicable insurance laws and regulations. There can be no assurance that any non-compliance with such applicable laws and regulations would not have a material adverse effect on the Company.

     Insurance companies are required to file detailed annual and quarterly financial statements with state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such agencies at any time. In addition, insurance regulators periodically examine an insurer's financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations. Applicable state insurance laws, rather than federal bankruptcy laws, apply to the liquidation or the restructuring of insurance companies. Insurance company subsidiaries of the Holding Company would be subject to such state insurance laws; however, the Holding Company would generally be subject to federal bankruptcy laws.

     The NAIC has established a program of accrediting state insurance departments. NAIC accreditation permits accredited states to conduct periodic examinations of insurance companies domiciled in such states. NAIC-accredited states will not accept reports of examination of insurance companies from unaccredited states except under limited circumstances. As a direct result, insurers domiciled in unaccredited states may be subject to financial examination by accredited states in which they are licensed, in addition to any examinations conducted by their domiciliary states. The accreditation of the New York Insurance Department, MONY's principal insurance regulator, has been suspended as a result of the New York legislature's failure to adopt certain model NAIC laws. MONY believes that the suspension of the NAIC accreditation of the New York Insurance Department, even if continued, will not have a significant impact upon its ability to conduct its insurance businesses.

     MONY's variable life insurance products and variable annuity products are considered securities within the meaning of the federal securities laws and are, therefore, subject to regulation thereunder, as well as under state insurance laws. In addition, MONY and its subsidiaries are generally subject to federal and state laws and regulations which affect the conduct of their business.

  STATUTORY EXAMINATION

     As part of their routine regulatory oversight process, state insurance departments conduct periodic detailed examinations of the books, records and accounts of insurance companies domiciled in their states. Such examinations are generally conducted in cooperation with the departments of two or three other states under guidelines promulgated by NAIC.

     The New York Insurance Department recently completed an examination of MONY for each of the five years in the period ended December 31, 1996, and the Arizona State Insurance Department recently completed an examination of MLOA, for each of the three years in the period ended December 31, 1996. The New York report noted certain technical violations of New York Insurance law regarding advertising and the crediting of interest (with respect to which the Company does not believe there will be any material consequences), but the examination did not reveal any material financial reporting items. With regard to the Arizona examination of MLOA, the report noted that certain reinsurance agreements were either not in writing or not submitted to the Arizona Department for approval, that MLOA does not settle its federal income tax liability to MONY in a timely fashion and does not maintain current appraisals on its limited real estate portfolio (with respect to which the Company does not believe there will be any material consequences), but it did not reveal any material financial condition or operating items.

  SHAREHOLDER DIVIDEND RESTRICTIONS

     The payment of dividends by MONY to the Holding Company is regulated under state insurance law. Under the New York Insurance Law, MONY will be permitted to pay shareholder dividends to the Holding Company only if it files notice of its intention to declare such a dividend and the amount thereof with the New York Superintendent and the New York Superintendent does not disapprove the distribution. The applicable statute gives the New York Superintendent broad discretion to disapprove dividend requests based upon a determination of whether MONY's financial condition would support the payment of dividends. The New York Insurance Department has established informal guidelines for the New York Superintendent's determinations, which focus upon, among other things, overall financial condition and profitability under statutory accounting practices. Management believes these guidelines may limit the ability of MONY to pay dividends to the Holding Company. There can be no assurance that MONY will have statutory earnings to support the payment of dividends to the Holding Company in an amount sufficient to fund its cash requirements, interest and pay cash dividends (including interest on the Holding Company Subordinated Notes, if issued). In addition, the Arizona insurance laws contain restrictions on the abilities of MLOA to pay dividends to MONY. MONY's inability to pay dividends to the Holding Company in the future in an amount sufficient for the Holding Company to pay dividends to its stockholders would have a material adverse effect on the Holding Company and the market value of the Common Stock. See "Risk Factors -- Holding Company Structure; Restrictions on Dividends" and "Dividends".

     If the Holding Company Subordinated Notes are issued, the Holding Company may also receive payments of principal and interest from MONY on the Intercompany Surplus Notes. Such payments can only be made with the prior approval of the New York Superintendent "whenever, in his judgment, the financial condition of such insurer warrants". Such payments further may be made only out of surplus funds which are available for such payments under the New York Insurance Law. There can be no assurance that MONY will obtain the requisite approval for payments with respect to the Intercompany Surplus Notes, or that surplus funds will be available for such payments. If such payments are not made, the Holding Company may not be able to meet its cash requirements, including principal and interest payments on the Holding Company Subordinated Notes and dividends on the Convertible Preferred Stock, if issued, or any other preferred stock to be issued in the future and the Common Stock.

  NAIC IRIS RATIOS

     The NAIC has developed a set of financial relationships or "tests" known as the Insurance Regulatory Information System ("IRIS") that were designed for early identification of companies which may require special attention or action by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data by utilizing, in the case of life insurance companies, 12 ratios, each with defined "usual ranges". Generally, an insurance company will become subject to regulatory scrutiny if it falls outside the usual ranges of four or more of the ratios, and regulators may then act, if the company has insufficient capital, to constrain such company's underwriting capacity. Neither MONY nor MLOA is currently subject to regulatory scrutiny based on its IRIS ratios.

  POLICY AND CONTRACT RESERVE SUFFICIENCY ANALYSIS

     Under the New York Insurance Law and the laws of several other states, the Company is required to conduct an annual analysis of reserve sufficiency including all life and health insurance reserves and interest-sensitive single premium life and annuity reserves. A qualified actuary must submit an opinion which states that the reserves when considered in light of the assets held with respect to such reserves make good and sufficient provision for the associated contractual obligations and related expenses of the insurance company. If such an opinion cannot be provided, the insurance company must set up additional reserves by transferring funds from surplus. MONY and MLOA have provided a current opinion, without qualification, to applicable state regulators with respect to such reserves.

  STATUTORY INVESTMENT VALUATION RESERVES

     SAP require a life insurance company to maintain both an AVR and interest maintenance reserve ("IMR") to absorb both realized and unrealized gains and losses on a portion of its investments. AVR establishes statutory reserves for fixed maturity securities, equity securities, mortgage loans, equity real estate, and other invested assets. AVR is designed to capture all realized and unrealized gains and losses on such assets, other than those resulting from changes in interest rates. The level of AVR is based on both the type of investment and its rating. In addition, the reserves required for similar investments, for example, fixed maturity securities, differ according to the ratings of the investments, which are based upon ratings established periodically by the NAIC Securities Valuation Office. IMR applies to all types of fixed maturity investments, including bonds, preferred stocks, mortgage backed securities and mortgage loans. IMR is designed to capture the net gains which are realized upon the sale of such investments and which result from changes in the overall level of interest rates. Such captured net realized gains are then amortized into income over the remaining period to the stated maturity of the investment sold. Any increase in AVR and IMR causes a reduction in MONY's statutory capital and surplus which, in turn, reduces funds available for stockholder dividends.

  RISK-BASED CAPITAL REQUIREMENTS

     In order to enhance the regulation of insurer solvency, the NAIC has adopted a model law to implement RBC requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset value fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flow due to changing interest rates and
(iv) business risks. Insurers having less statutory surplus than required by the RBC model formula will be subject to varying degrees of regulatory action depending on the level of capital inadequacy.

     The RBC formula provides a mechanism for the calculation of an insurance company's Authorized Control Level RBC and its total adjusted capital. The model law sets forth the points at which a superintendent of insurance is authorized and expected to take regulatory action. The first level is known as the Company Action Level RBC, which is set at twice the Authorized Control Level RBC. The second level is the Regulatory Action Level RBC, set at 1.5 times the Authorized Control Level RBC. The third is the Authorized Control Level RBC, and the fourth is the Mandatory Control Level RBC, set at 70% of the Authorized Control Level RBC.

     If an insurance company's adjusted capital is higher than the Regulatory Action Level but below the Company Action Level, the insurance company must submit to its superintendent of insurance a comprehensive financial plan. If an insurance company's adjusted capital is higher than the Authorized Control level but lower than the Regulatory Action Level, the superintendent of insurance shall perform such examination or analysis as he or she deems necessary of the insurer's business and operations and issue any appropriate corrective orders to address the insurance company's financial problems. If an insurer's adjusted capital is higher than the Mandatory Control Level but lower than the Authorized Control Level, the superintendent may place the insurer under regulatory control. If the insurance company's adjusted capital falls below the Mandatory Control Level, the superintendent will be required to place the insurer under regulatory control. The adjusted RBC capital ratios of all the Company's insurance subsidiaries at June 30, 1998 and December 31, 1997 were in excess of the Company Action Levels.

  REGULATION OF INVESTMENTS

     MONY and MLOA are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade fixed income securities, equity real estate and equity investments. Failure to comply with these laws and regulations would cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring surplus, and, in some instances, would require divestiture of such non-qualifying investments. As of June 30, 1998, MONY's and MLOA's investments complied with all such regulations.

  ASSESSMENTS AGAINST INSURERS

     Insurance guaranty association laws exist in all states, the District of Columbia and Puerto Rico. Insurers doing business in any of these jurisdictions can be assessed for policyholder losses incurred by insolvent insurance companies. These arrangements provide certain levels of protection to policyholders from losses under insurance policies (and certificates issued under group insurance policies issued by life insurance companies) issued by insurance companies that become impaired or insolvent. Typically, assessments are levied (up to prescribed limits) on member insurers on a basis which is related to the member insurer's proportionate share of the business written by all member insurers in the appropriate state.

     While the amount and timing of any future assessment on MONY and MLOA under these laws cannot be reasonably estimated and are beyond the control of MONY and MLOA, MONY and MLOA have established reserves which they consider adequate for assessments in respect to insurance companies that are currently subject to insolvency proceedings. Recent regulatory actions against certain large life insurers encountering financial difficulty have prompted the various state insurance guaranty associations to begin assessing life insurance companies for the deemed loss. Most of these laws do provide, however, that an assessment may be excused or deferred if it would threaten an insurer's solvency and further provide for annual limits on such assessments. A large part of the assessments paid by MONY and MLOA pursuant to these laws may be used as credits for a portion of MONY's and MLOA's premium taxes. The Company believes the total assessments will not be material to its operating results or financial position. For the years ended December 31, 1997, 1996 and 1995, the Company paid approximately $3.3 million, $3.7 million and $8.1 million, respectively, in assessments pursuant to state insurance guaranty association laws.

  GENERAL REGULATION AT FEDERAL LEVEL

     Although the federal government generally does not directly regulate the insurance business, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures that may significantly affect the insurance business include limitations on antitrust immunity, minimum solvency requirements and the removal of barriers restricting banks from engaging in the insurance and mutual fund business.

  SECURITIES LAWS

     The Company, certain of its subsidiaries and certain policies and contracts offered by such subsidiaries are subject to various levels of regulation under the federal securities laws administered by the Commission and under certain state securities laws. Certain separate accounts and a variety of mutual funds and other pooled investment vehicles are registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). Certain annuity contracts and insurance policies issued by subsidiaries are registered under the Securities Act, and certain other subsidiaries of the Company are registered as broker-dealers under the Exchange Act.

     MONY and certain of its subsidiaries are investment advisors registered under the Investment Advisers Act of 1940, as amended (the "Investment Advisers Act"). Certain investment companies managed by such subsidiaries are registered with the Commission under the Investment Company Act and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. Certain subsidiaries of the Company are also subject to the Commission's net capital rules.

     All aspects of MONY's subsidiaries' investment advisory activities are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions which may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor's registration as an advisor, censure and fines.

     MONY and its subsidiaries may also be subject to similar laws and regulations in the states and foreign countries in which they provide investment advisory services, offer the products described above or conduct other securities related activities.

  ERISA CONSIDERATIONS

     On December 13, 1993, the United States Supreme Court issued its opinion in John Hancock Mutual Life Insurance Company v. Harris Trust and Savings Bank holding that certain assets in excess of amounts necessary to satisfy guaranteed obligations held by John Hancock in its general account under a participating group annuity contract are "plan assets" and therefore subject to certain fiduciary obligations under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), which specifies that fiduciaries must perform their duties solely in the interest of ERISA plan participants and beneficiaries. The Court limited the imposition of ERISA fiduciary obligations in these instances to assets in an insurer's general account that were not reserved to pay benefits of guaranteed benefit policies (i.e., benefits whose value would not fluctuate in accordance with the insurer's investment experience). On December 22, 1997 the Secretary of Labor issued proposed regulations, providing guidance for the purpose of determining, in cases where an insurer issues one or more policies backed by the insurer's general account to or for the benefit of an employee benefit plan, the extent to which assets of the insurer constitute plan assets for purposes of ERISA and the Code. Final regulations will be issued after a notice and comment period. The regulations will apply only with respect to a policy issued by an insurer on or before December 31, 1998. In the case of such a policy, the regulations will generally take effect at the end of the 18-month period following the date such regulations become final. Generally, no person will be liable under ERISA or the Code for conduct occurring prior to the end of such 18-month period, where the basis of a claim is that insurance company general account assets constitute plan assets. Insurers issuing new policies after December 31, 1998, that are not guaranteed benefit policies will be subject to fiduciary obligations under ERISA.

     The regulations should indicate the requirements that must be met in order to satisfy ERISA's fiduciary standards. A review of the Company's procedures with respect to its general account contracts will be required to ensure compliance with the regulations.

  POTENTIAL TAX LEGISLATION

     Congress has, from time to time, considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuities and life insurance products. The 1994 United States Supreme Court ruling in NationsBank of North Carolina v. Variable Annuity Life Insurance Company that annuities are not insurance for purposes of the National Bank Act may cause Congress to consider legislation that would eliminate such tax deferral at least for certain annuities. Other possible legislation, including a simplified "flat tax" income tax structure with an exemption from taxation for investment income, could also adversely affect purchases of annuities and life insurance if such legislation were to be enacted. There can be no assurance as to whether legislation will be enacted which would contain provisions with possible adverse effects on the Company's annuity and life insurance products.

  ENVIRONMENTAL CONSIDERATIONS

     As owners and operators of real property, MONY and certain of its subsidiaries are subject to extensive federal, state and local environmental laws and regulations. Inherent in such ownership and operation is also the risk that there may be potential environmental liabilities and costs in connection with any required remediation of such properties. In addition, MONY and certain of its subsidiaries hold equity stakes in companies that could potentially be subject to environmental liabilities. MONY assesses the business and properties and its level of involvement in the operation and management of such companies. MONY routinely conducts environmental assessments for real estate being acquired for investment and before taking title through foreclosure to real property collateralizing mortgages held by MONY. While there can be no assurance that unexpected environmental liabilities will not arise, based on these environmental assessments and compliance with MONY's internal procedures, management believes that any costs associated with compliance with environmental laws and regulations or any remediation of such properties would not have a material adverse effect on the Company's financial position or results of operations.

LEGAL PROCEEDINGS

     In late 1995 and during 1996 a number of purported class actions were commenced in various state and federal courts against the Company alleging that the Company engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s through the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e., breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). Plaintiffs in these cases (including the Goshen case discussed below) seek primarily equitable relief (e.g., reformation, specific performance, mandatory injunctive relief prohibiting the Company from canceling policies for failure to make required premium payments, imposition of a constructive trust and creation of a claims resolution facility to adjudicate any individual issues remaining after resolution of all class-wide issues) as opposed to compensatory damages, although they also seek compensatory damages in unspecified amounts. The Company has answered the complaints in each action (except for one being voluntarily held in abeyance), has denied any wrongdoing and has asserted numerous affirmative defenses.

     On June 7, 1996, the New York State Supreme Court certified the Goshen case, being the first of the aforementioned class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by the Company and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, the Company filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts, or are being voluntarily held in abeyance pending the outcome of the Goshen case. The Massachusetts District Court in the Multidistrict Litigation has entered an order essentially holding all of the federal cases in abeyance pending the outcome of the Goshen case.

     On October 21, 1997, the New York State Supreme Court granted the Company's motion for summary judgment and dismissed all claims filed in the Goshen case against the Company on the merits. The order by the New York State Supreme Court has been appealed by plaintiffs and all actions before the United States District Court for the District of Massachusetts are still pending. There can be no assurance, however, that the present or any future litigation relating to sales practices will not have a material adverse effect on the Company.

     In addition to the foregoing, from time to time the Company is a party to litigation and arbitration proceedings in the ordinary course of its business, none of which is expected to have a material adverse effect on the Company.

PROPERTIES

     The Company leases its headquarters building which is located at 1740 Broadway, New York, New York and consists of approximately 225,000 square feet. The Company also leases facilities in Syracuse, New York, for use in its insurance operations, which consist of approximately 600,000 square feet in the aggregate. The Company also leases all 98 of its agency and subsidiary offices, which consist of approximately 609,000 square feet in the aggregate. The Company believes that such properties are suitable and adequate for its current and anticipated business operations.

EMPLOYEES

     As of June 30, 1998, the Company had approximately 2,324 employees. No employees are covered by a collective bargaining agreement. The Company is represented by approximately 2,352 full time career agents, at June 30, 1998, who are all independent contractors and are not employees of the Company. The Company believes that its employee and agent relations are satisfactory.

                                  INVESTMENTS

     The following discussion excludes invested assets transferred in the Group Pension Transaction. This discussion should be read in conjunction with the summary financial information presented elsewhere herein, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and
Note 11 to the Consolidated Financial Statements.

GENERAL

     The Company's investment operations are managed by its investment area, which reports directly to the Chief Investment Officer of the Company. The investment area, in consultation with the product actuaries, is responsible for determining, within specified risk tolerances and investment guidelines, the general asset allocation, duration and other characteristics of the Company's investment portfolio.

     The primary investment objective of the Company is to maximize after-tax returns consistent with acceptable risk parameters (including the management of the interest rate sensitivity of invested assets to that of policyholder obligations). The Company is exposed to two primary sources of investment risk: credit risk, relating to the uncertainty associated with the continued ability of a given obligor to make timely payments of principal and interest, and interest rate risk, relating to the market price and/or cash flow variability associated with changes in market yield curves. The Company manages credit risk through industry and issuer diversification and asset allocation. The Company manages interest rate risk as part of its asset/liability management strategies, product design, such as the use of market value adjustment features and surrender charges and proactive monitoring and management of certain non-guaranteed elements of the Company's products (such as the resetting of credited interest rates for policies that permit such adjustments). A key aspect in managing interest rate exposure are the analyses performed by the Company to assess the adequacy of its projected asset cash flows relative to its projected liability cash flows. These analyses, many of which are required pursuant to Regulation 126 of the New York Insurance Department, involve evaluating the potential gain or loss for over 95% of the Company's in force business under various increasing and decreasing interest rate environments, including inverted yield curves. For purposes of these analyses the Company has developed models of its in force business which reflect product characteristics such as cost of insurance rates, surrender charges, market value adjustments, dividends, cash values, etc. The models include assumptions, based on current and anticipated experience, regarding lapse and mortality rates and interest crediting strategies. In addition, these models include asset cash flow projections reflecting coupon payments, sinking fund payments, principal payments, defaults, bond calls, and mortgage prepayments.

     Generally, these cash flow analyses are based on projections of cash flows using ten different interest rate scenarios over ten or more years. First a baseline interest rate is selected based on current rates. Then from the selected baseline rate the ten scenarios are: (i) level, (ii) an immediate increase of 3% and then level, (iii) an immediate decrease of 3% and then level,
(iv) a uniform increase over ten years of one half a percent per year and then level, (v) a uniform decrease over ten years of one half a percent per year and then level, (vi) a uniform increase of one percent per year over five years followed by a uniform decrease of one percent per year over the next five years and then level, (vii) a uniform decrease of one percent per year over five years followed by a uniform increase of one percent per year over the next five years and then level and (viii) a decrease of 2% and then level. In addition, two of the scenarios are run with an inverted yield curve.

     Since most of its in force liabilities result from participating whole life insurance and separate account products, the Company does not focus on more precise liability duration measures because management believes that the scenario testing employed is sufficient to adequately assess interest rate risk. The Company uses hedging instruments on only a limited basis because management believes that there is limited general account risk exposure from recurring cash flows and limitations contained in product designs. The Company's strategy for the management of investment risk also includes the continuing selective sale of real estate. See "-- Equity Real Estate -- Real Estate Sales".

     The Company had total consolidated assets at June 30, 1998 of approximately $24.6 billion. Of the Company's total consolidated assets at such date, approximately $12.8 billion represented assets held in the Company's general account, approximately $5.7 billion represented assets transferred pursuant to the Group Pension Transaction (see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 11 to the Consolidated Financial Statements) and approximately $6.1 billion were held in the Company's separate accounts, for which the Company does not generally bear investment risk.

     Separate account assets are managed in accordance with the prescribed investment strategy that applies to the specific separate account. Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent that the value of such assets exceeds the separate account liabilities. Investments held in separate accounts and liabilities of the separate accounts are reported separately as assets and liabilities. Substantially all separate account assets are reported at estimated fair value. Investment income and gains or losses on the investments of separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues.

     General account assets are managed to support all of the Company's life insurance and annuity lines of business. With respect to the general account, the Company seeks to protect policyholders' benefits through asset/liability matching, emphasizing safety of principal, maintaining sufficient liquidity and avoiding undue asset concentrations through diversification. At the same time, the Company seeks to produce an investment return that supports competitive product pricing and which contributes to achieving the required risk adjusted return on surplus. The Company's general account consists of a diversified portfolio of investments. Although all the assets of the general account support all the Company's liabilities, the Company has developed separate investment portfolios for specific classes of product liabilities within the general account. The investment area works closely with the business lines to develop investment guidelines, including duration targets, asset allocation, asset/liability mismatch tolerances and return objectives, for each product line in order to achieve each such product line's individual risk and return objectives.

     The following table summarizes the invested assets held in the general account of the Company at the dates indicated.

                                INVESTED ASSETS

                                AS OF JUNE 30,                 AS OF DECEMBER 31,
                              ------------------    ----------------------------------------
                                     1998                  1997                  1996
                              ------------------    ------------------    ------------------
                              CARRYING     % OF     CARRYING     % OF     CARRYING     % OF
                                VALUE      TOTAL      VALUE      TOTAL      VALUE      TOTAL
                              ---------    -----    ---------    -----    ---------    -----
                                                     ($ IN MILLIONS)
Fixed maturities............  $ 6,282.4     58.5%   $ 5,950.1     56.9%   $ 5,460.8     52.2%
Equity securities...........      378.1      3.5        337.8      3.2        305.2      2.9
Mortgage loans on real
  estate....................    1,478.8     13.8      1,430.1     13.7      1,582.3     15.1
Policy loans................    1,252.6     11.7      1,247.2     11.9      1,231.3     11.8
Real estate to be disposed
  of........................      339.1      3.2        621.2      5.9        434.8      4.2
Real estate held for
  investment................      452.5      4.2        495.9      4.7      1,070.4     10.2
Other invested assets.......       57.0      0.5         68.6      0.7         65.8      0.6
Cash and cash equivalents...      492.4      4.6        313.4      3.0        315.4      3.0
                              ---------    -----    ---------    -----    ---------    -----
          Total invested
            assets..........  $10,732.9    100.0%   $10,464.3    100.0%   $10,466.0    100.0%
                              =========    =====    =========    =====    =========    =====

     The yield on general account invested assets (including net realized gains and losses on investments) was 9.9%, 7.8% and 7.9% for the six-month period ended June 30, 1998 and the years ended December 31, 1997 and 1996, respectively.

     The following table illustrates the yields on average assets for each of the components of the Company's investment portfolio for the six-month period ended June 30, 1998 and the years ended December 31, 1997 and 1996.

                      INVESTMENT RESULTS BY ASSET CATEGORY

                           AS OF AND FOR THE        AS OF AND FOR THE        AS OF AND FOR THE
                           SIX MONTHS ENDED            YEAR ENDED               YEAR ENDED
                             JUNE 30, 1998          DECEMBER 31, 1997        DECEMBER 31, 1996
                         ---------------------    ---------------------    ---------------------
                         YIELD(1)     AMOUNT      YIELD(1)     AMOUNT      YIELD(1)     AMOUNT
                         --------    ---------    --------    ---------    --------    ---------
                                                     ($ IN MILLIONS)
FIXED MATURITIES:
Investment income......     7.4%     $   219.9       7.6%     $   422.5       7.7%     $   392.4
Net realized gains
  (losses).............     0.4           12.3       0.1            7.3       0.1            6.2
          Total........     7.8%     $   232.2       7.7%     $   429.8       7.8%     $   398.6
                           ----      ---------      ----      ---------      ----      ---------
Ending assets..........                6,070.5                  5,764.4                  5,373.8

EQUITY SECURITIES:(2)
Investment income......    11.6%     $    20.8      16.6%     $    53.5      19.0%     $    54.5
Net realized gains
  (losses).............    10.0           17.9      11.1           35.8      10.5           30.0
          Total........    21.6%     $    38.7      27.7%     $    89.3      29.5%     $    84.5
                           ----      ---------      ----      ---------      ----      ---------
Ending assets..........                  378.1                    337.8                    305.2

MORTGAGE LOANS:
Investment income......     8.7%     $    63.1       9.1%     $   137.1       9.5%     $   159.2
Net realized gains
  (losses).............     0.6            4.6       0.7           10.4       0.5            8.4
          Total........     9.3%     $    67.7       9.8%     $   147.5      10.0%     $   167.6
                           ----      ---------      ----      ---------      ----      ---------
Ending assets..........                1,478.8                  1,430.1                  1,582.3

REAL ESTATE:(3)
Investment income......     5.4%     $    25.7       4.3%     $    56.2       4.9%     $    84.1
Net realized gains
  (losses).............    21.0          100.1       1.5           20.1       1.2           20.8
          Total........    26.4%     $   125.8       5.8%     $    76.3       6.1%     $   104.9
                           ----      ---------      ----      ---------      ----      ---------
Ending assets..........                  791.6                  1,117.1                  1,505.2

POLICY LOANS:
Investment income......     6.3%     $    39.6       6.6%     $    82.2       6.5%     $    80.2
Net realized gains
  (losses).............     0.0            0.0       0.0            0.0       0.0            0.0
          Total........     6.3%     $    39.6       6.6%     $    82.2       6.5%     $    80.2
                           ----      ---------      ----      ---------      ----      ---------
Ending assets..........                1,252.6                  1,247.2                  1,231.3

CASH & CASH
  EQUIVALENTS:
Investment income......     3.4%     $     6.9       5.8%     $    18.2       6.0%     $    22.4
Net realized gains
  (losses).............     0.0            0.0       0.0            0.0       0.0            0.0
          Total........     3.4%     $     6.9       5.8%     $    18.2       6.0%     $    22.4
                           ----      ---------      ----      ---------      ----      ---------
Ending assets..........                  492.4                    313.4                    315.4

                           AS OF AND FOR THE        AS OF AND FOR THE        AS OF AND FOR THE
                           SIX MONTHS ENDED            YEAR ENDED               YEAR ENDED
                             JUNE 30, 1998          DECEMBER 31, 1997        DECEMBER 31, 1996
                         ---------------------    ---------------------    ---------------------
                         YIELD(1)     AMOUNT      YIELD(1)     AMOUNT      YIELD(1)     AMOUNT
                         --------    ---------    --------    ---------    --------    ---------
                                                     ($ IN MILLIONS)
OTHER INVESTED ASSETS:
Investment income(4)...     0.0%     $     0.0       1.3%     $     0.9       5.1%     $     3.4
Net realized gains
  (losses).............    72.3           22.7      (2.2)          (1.5)     15.6           10.5
          Total........    72.3%     $    22.7      (0.9)%    $    (0.6)     20.7%     $    13.9
                           ----      ---------      ----      ---------      ----      ---------
Ending assets..........                   57.0                     68.6                     65.8

TOTAL BEFORE INVESTMENT
  EXPENSES:
Investment income(5)...     7.3%     $   376.0       7.5%     $   770.6       7.6%     $   796.2
Net realized gains
  (losses).............     3.0          157.6       0.7           72.1       0.7           75.9
          Total........    10.3%     $   533.6       8.2%     $   842.7       8.3%     $   872.1
                           ----      ---------      ----      ---------      ----      ---------
Ending assets..........               10,521.0                 10,278.6                 10,379.0
Investment expenses net
  of offeree
  income(6)............    (0.4)%    $   (18.3)     (0.4)%    $   (37.6)      0.4%     $   (44.6)

TOTAL AFTER INVESTMENT
  EXPENSES:
Investment income(6)...     6.9%     $   357.7       7.1%     $   733.0       7.2%     $   751.6
Net realized gains
  (losses).............     3.0          157.6       0.7           72.1       0.7           75.9
          Total........     9.9%     $   515.3       7.8%     $   805.1       7.9%     $   827.5
                           ----      ---------      ----      ---------      ----      ---------
Ending assets..........               10,521.0                 10,278.6                 10,379.0
Net unrealized gains
  (losses) on fixed
  maturities...........                  211.9                    185.7                     87.0
                                     ---------                ---------                ---------
          Total
            invested
            assets.....              $10,732.9                $10,464.3                $10,466.0
                                     =========                =========                =========

---------------
(1) Yields are based on annual average asset carrying values, excluding unrealized gains (losses) in the fixed maturity asset category.

(2) Including net unrealized gains and losses in the determination of the total yield on equity securities for the six-month period ended June 30, 1998 and the years ended December 31, 1997 and 1996 would have resulted in a total yield of 24.2%, 28.0% and 34.4%, respectively, which would have resulted in a total return on invested assets of 10.0%, 7.8% and 8.0% for the aforementioned periods, respectively.

(3) Equity real estate income is shown net of operating expenses, depreciation and minority interest.

(4) Excludes amounts referred to in (6) below.

(5) Total investment income includes non-cash income from amortization, payment-in-kind distributions and undistributed equity earnings of $18.2 million, $49.6 million and $83.0 million for the six months ended June 30, 1998 and the years ended December 31, 1997 and 1996, respectively. In addition, real estate investment income is shown net of depreciation of $14.1 million, $45.1 million and $48.3 million for the aforementioned periods, respectively.

(6) Includes mortgage servicing fee and other miscellaneous fee income of approximately $1.8 million, $3.3 million and $3.5 million for the six months ended June 30, 1998 and the year ended December 31, 1997 and 1996, respectively.

FIXED MATURITIES

     Fixed maturities consist of publicly traded debt securities, privately placed debt securities and small amounts of redeemable preferred stock, and represented 58.5%, 56.9% and 52.2% of total invested assets at June 30, 1998, December 31, 1997 and December 31, 1996, respectively.

     The Securities Valuation Office of the NAIC evaluates the bond investments of insurers for regulatory reporting purposes and assigns securities to one of six investment categories called "NAIC Designations". The NAIC Designations closely mirror the Nationally Recognized Securities Rating Organizations' credit ratings for marketable bonds. NAIC Designations 1 and 2 include bonds considered investment grade ("Baa" or higher by Moody's, or "BBB" or higher by S&P) by such rating organizations. NAIC Designations 3 through 6 are referred to as below investment grade ("Ba" or lower by Moody's, or "BB" or lower by S&P).

     The following tables present the Company's private, public and total fixed maturities by NAIC designation and the equivalent ratings of the Nationally Recognized Securities Rating Organizations as of June 30, 1998 and December 31, 1997 and 1996, as well as the percentage, based on fair value, that each designation comprises.

                   PUBLIC FIXED MATURITIES BY CREDIT QUALITY
                                ($ IN MILLIONS)

                                       AS OF JUNE 30, 1998            AS OF DECEMBER 31, 1997          AS OF DECEMBER 31, 1996
                                  ------------------------------   ------------------------------   ------------------------------
 NAIC         RATING AGENCY       AMORTIZED   % OF    ESTIMATED    AMORTIZED   % OF    ESTIMATED    AMORTIZED   % OF    ESTIMATED
 RATING   EQUIVALENT DESIGNATION    COST      TOTAL   FAIR VALUE     COST      TOTAL   FAIR VALUE     COST      TOTAL   FAIR VALUE
 ------   ----------------------  ---------   -----   ----------   ---------   -----   ----------   ---------   -----   ----------
  1       Aaa/Aa/A..............  $2,314.3     71.4%   $2,388.4    $2,251.2     72.1%   $2,313.9    $1,806.6     73.5%   $1,823.8
  2       Baa...................     785.9     24.5       818.0       781.1     25.3       812.1       596.8     24.3       602.9
  3       Ba....................     131.3      3.9       131.5        69.8      2.2        71.6        53.6      2.2        54.3
  4       B.....................       4.0      0.1         3.8        10.8      0.3         9.6           0      0.0           0
  5       Caa and lower.........       0.0      0.0         0.0         0.0      0.0         0.0           0      0.0           0
  6       In or near default....       0.0      0.0         0.0         0.0      0.0         0.0           0      0.0           0
                                  --------    -----    --------    --------    -----    --------    --------    -----    --------
          Subtotal..............   3,235.5     99.9     3,341.7     3,112.9     99.9     3,207.2     2,457.0    100.0     2,481.0
          Redeemable Preferred
          Stock.................       2.5      0.1         2.3         2.5      0.1         2.2         1.2      0.0         0.7
                                  --------    -----    --------    --------    -----    --------    --------    -----    --------
          Total Public Fixed
          Maturities............  $3,238.0    100.0%   $3,344.0    $3,115.4    100.0%   $3,209.4    $2,458.2    100.0%   $2,481.7
                                  ========    =====    ========    ========    =====    ========    ========    =====    ========

                   PRIVATE FIXED MATURITIES BY CREDIT QUALITY
                                ($ IN MILLIONS)

                                        AS OF JUNE 30, 1998            AS OF DECEMBER 31, 1997          AS OF DECEMBER 31, 1996
                                   ------------------------------   ------------------------------   ------------------------------
  NAIC         RATING AGENCY       AMORTIZED   % OF    ESTIMATED    AMORTIZED   % OF    ESTIMATED    AMORTIZED   % OF    ESTIMATED
  RATING   EQUIVALENT DESIGNATION    COST      TOTAL   FAIR VALUE     COST      TOTAL   FAIR VALUE     COST      TOTAL   FAIR VALUE
  ------   ----------------------  ---------   -----   ----------   ---------   -----   ----------   ---------   -----   ----------
   1       Aaa/Aa/A.............   $  981.5     35.1%   $1,033.2    $1,059.4     40.5%   $1,110.0    $1,074.7     37.2%   $1,107.6
   2       Baa..................    1,606.1     56.4     1,656.8     1,369.2     51.4     1,408.3     1,547.3     52.9     1,576.0
   3       Ba...................      197.9      6.9       202.0       170.4      6.3       173.0       236.1      7.9       235.9
   4       B....................       17.5      0.6        16.9        27.5      1.0        26.8        36.9      1.4        39.8
   5       Caa and lower........        0.0      0.0         0.0         6.4      0.2         6.7         3.1      0.1         2.8
   6       In or near default...        8.1      0.3         8.1        10.7      0.4        10.7        16.4      0.5        16.0
                                   --------    -----    --------    --------    -----    --------    --------    -----    --------
           Subtotal.............    2,811.1     99.3     2,917.0     2,643.6     99.8     2,735.5     2,914.5    100.0     2,978.1
           Redeemable Preferred
           Stock................       21.4      0.7        21.4         5.4      0.2         5.2         1.0      0.0         1.0
                                   --------    -----    --------    --------    -----    --------    --------    -----    --------
           Total Private Fixed
           Maturities...........   $2,832.5    100.0%   $2,938.4    $2,649.0    100.0%   $2,740.7    $2,915.5    100.0%   $2,979.1
                                   ========    =====    ========    ========    =====    ========    ========    =====    ========

                    TOTAL FIXED MATURITIES BY CREDIT QUALITY
                                ($ IN MILLIONS)

                                       AS OF JUNE 30, 1998            AS OF DECEMBER 31, 1997          AS OF DECEMBER 31, 1996
                                  ------------------------------   ------------------------------   ------------------------------
 NAIC         RATING AGENCY       AMORTIZED   % OF    ESTIMATED    AMORTIZED   % OF    ESTIMATED    AMORTIZED   % OF    ESTIMATED
 RATING   EQUIVALENT DESIGNATION    COST      TOTAL   FAIR VALUE     COST      TOTAL   FAIR VALUE     COST      TOTAL   FAIR VALUE
 ------   ----------------------  ---------   -----   ----------   ---------   -----   ----------   ---------   -----   ----------
  1       Aaa/Aa/A..............  $3,295.8     54.5%   $3,421.6    $3,310.6     57.6%   $3,423.9    $2,881.3     53.7%   $2,931.4
  2       Baa...................   2,392.0     39.4     2,474.8     2,150.3     37.3     2,220.4     2,144.1     39.9     2,178.9
  3       Ba....................     329.2      5.3       333.5       240.2      4.1       244.6       289.7      5.3       290.2
  4       B.....................      21.5      0.3        20.7        38.3      0.6        36.4        36.9      0.7        39.8
  5       Caa and lower.........       0.0      0.0         0.0         6.4      0.1         6.7         3.1      0.1         2.8
  6       In or near default....       8.1      0.1         8.1        10.7      0.2        10.7        16.4      0.3        16.0
                                  --------    -----    --------    --------    -----    --------    --------    -----    --------
          Subtotal..............   6,046.6     99.6     6,258.7     5,756.5     99.9     5,942.7     5,371.5    100.0     5,459.1
          Redeemable Preferred
          Stock.................      23.9      0.4        23.7         7.9      0.1         7.4         2.2      0.0         1.7
                                  --------    -----    --------    --------    -----    --------    --------    -----    --------
          Total Fixed
          Maturities............  $6,070.5    100.0%   $6,282.4    $5,764.4    100.0%   $5,950.1    $5,373.7    100.0%   $5,460.8
                                  ========    =====    ========    ========    =====    ========    ========    =====    ========

     The Company utilizes its investments in privately placed fixed maturities to enhance the overall value of the portfolio, increase diversification and obtain higher yields than are possible with comparable quality public market securities. These privately placed securities are also used to enhance cash flow as a result of sinking fund payments. Generally, private placements provide the Company with broader access to management information, strengthened negotiated protective covenants, call protection features and, where applicable, a higher level of collateral. They are, however, generally not freely tradable because of restrictions imposed by federal and state securities laws and illiquid trading markets.

     At June 30, 1998, the percentage, based on estimated fair value, of total public and private placement fixed maturities that were investment grade (NAIC Designation 1 or 2) was 94.1% compared to 94.4% for December 31, 1997. The fixed maturities portfolio was comprised, based on estimated fair value, of 53.2% in public fixed maturities and 46.8% in private fixed maturities at June 30, 1998 and 53.9% in public fixed maturities and 46.1% in private fixed maturities at December 31, 1997.

     The Company reviews all fixed maturity securities at least once each quarter and identifies investments that management concludes require additional monitoring. Among the criteria are: (i) violation of financial covenants, (ii) public securities trading at a substantial discount as a result of specific credit concerns and (iii) other subjective factors relating to the issuer.

     The Company defines problem securities in the fixed maturity category as securities (i) as to which principal and/or interest payments are in default or are to be restructured pursuant to commenced negotiations or (ii) issued by a company that went into bankruptcy subsequent to the acquisition of such securities. The fair value of problem fixed maturities was $28.1 million, $30.2 million and $30.9 million at June 30, 1998 and December 31, 1997 and 1996, respectively. For the six-month period ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995 $0.8 million, $1.1 million, $5.1 million and $6.5 million of interest income was not accrued on problem fixed maturities.

     The Company defines potential problem securities in the fixed maturity category as securities that are deemed to be experiencing significant operating problems or difficult industry conditions. Typically these credits are experiencing or anticipating liquidity constraints, having difficulty meeting projections/budgets and would most likely be considered a below investment grade risk. The fair value of potential problem fixed maturities was $64.6 million, $86.2 million and $51.2 million at June 30, 1998, December 31, 1997 and 1996, respectively.

     The Company defines restructured securities in the fixed maturity category as securities where a concession has been granted to the borrower related to the borrower's financial difficulties that the Company would not have otherwise considered. The Company restructures certain securities in instances where a determination was made that greater economic value will be realized under the new terms than through liquidation or other disposition. The terms of the restructure generally involve some or all of the following characteristics: a reduction in the interest rate, an extension of the maturity date and a partial forgiveness of principal and/or interest. The fair value of restructured fixed maturities was $0.0 million, $0.0 million and $6.5 million at June 30, 1998, December 31, 1997 and 1996, respectively.

     The following table sets forth the total carrying values of the Company's fixed maturity portfolio, as well as its problem, potential problem and restructured fixed maturities.

                         PROBLEM, POTENTIAL PROBLEM AND
                  RESTRUCTURED FIXED MATURITIES AT FAIR VALUE

                                                         AS OF JUNE 30,     AS OF DECEMBER 31,
                                                         --------------    --------------------
                                                              1998           1997        1996
                                                         --------------    --------    --------
                                                                    ($ IN MILLIONS)
Total fixed maturities (public and private)............     $6,282.4       $5,950.1    $5,460.8
                                                            ========       ========    ========
Problem fixed maturities...............................     $   28.1           30.2    $   30.9
Potential problem fixed maturities.....................         64.6           86.2        51.2
Restructured fixed maturities..........................          0.0            0.0         6.5
                                                            --------       --------    --------
Total problem, potential problem & restructured fixed
  maturities...........................................     $   92.7       $  116.4    $   88.6
                                                            ========       ========    ========
Total problem, potential problem & restructured fixed
  maturities as a percent of total fixed maturities....          1.5%           2.0%        1.6%
                                                            ========       ========    ========

     The Company believes that its long-term fixed maturities portfolio is well diversified among industry types. The following tables set forth the fair value of the Company's fixed maturities by industry category, as well as the percentage of the total portfolio that each industry category comprises as of June 30, 1998 and December 31, 1997 and 1996. The tables also show by industry category the relative amounts of publicly traded and privately placed securities.

           FIXED MATURITIES PORTFOLIO BY INDUSTRY AS OF JUNE 30, 1998

                                 PUBLICLY TRADED        PRIVATELY PLACED              TOTAL
                              ---------------------   ---------------------   ---------------------
                                FAIR                    FAIR                    FAIR
INDUSTRY CLASS                 VALUE     % OF TOTAL    VALUE     % OF TOTAL    VALUE     % OF TOTAL
--------------                --------   ----------   --------   ----------   --------   ----------
                                                         ($ IN MILLIONS)
Other Manufacturing.........  $  304.6       9.1%     $  551.7      18.8%     $  856.3      13.5%
Public Utilities............     507.8      15.2         288.1       9.8         795.9      12.7
Consumer Goods & Services...     286.1       8.5         452.7      15.4         738.8      11.8
Non-Government -- Asset/
  Mortgage Backed...........     347.0      10.5         291.4       9.9         638.4      10.2
Financial Services..........     229.8       6.9         374.9      12.8         604.7       9.6
Transportation/Aerospace....     274.6       8.2         231.7       7.9         506.3       8.1
Energy......................     234.9       7.0         246.7       8.4         481.6       7.7
Mortgage Backed-Government &
  Agency(1).................     448.1      13.4           4.2       0.1         452.3       7.2
Nat Res/Manuf (non-
  energy)...................     112.7       3.4         243.5       8.3         356.2       5.7
Bank Holding Companies......     225.2       6.7          31.7       1.1         256.9       4.1
Banks.......................     158.1       4.7          36.9       1.3         195.0       3.1
Government & Agency.........     130.4       3.9           3.1       0.1         133.5       2.1
Media/Adver/Printing........      35.1       1.0          84.7       2.9         119.8       1.9
Other.......................      47.3       1.4          42.5       1.4          89.8       1.4
Cable Television............        --       0.0          33.2       1.1          33.2       0.5
Redeemable Preferred Stock..       2.3       0.1          21.4       0.7          23.7       0.4
                              --------     -----      --------     -----      --------     -----
          Total.............  $3,344.0     100.0%     $2,938.4     100.0%     $6,282.4     100.0%
                              ========     =====      ========     =====      ========     =====

         FIXED MATURITIES PORTFOLIO BY INDUSTRY AS OF DECEMBER 31, 1997

                            PUBLICLY TRADED           PRIVATELY PLACED               TOTAL
                         ----------------------    ----------------------    ----------------------
                           FAIR                      FAIR                      FAIR
INDUSTRY CLASS            VALUE      % OF TOTAL     VALUE      % OF TOTAL     VALUE      % OF TOTAL
--------------            -----      ----------     -----      ----------     -----      ----------
                                                      ($ IN MILLIONS)
Other Manufacturing....  $  315.3        9.9%      $  489.6       17.9%      $  804.9       13.5%
Public Utilities.......     464.2       14.5          283.3       10.3          747.5       12.6
Consumer Goods &
  Services.............     254.4        7.9          357.0       13.0          611.4       10.3
Non-Government --
  Asset/Mortgage
  Backed...............     326.5       10.2          281.9       10.3          608.4       10.2
Financial Services.....     249.7        7.8          334.6       12.2          584.3        9.8
Transportation/
  Aerospace............     258.3        8.0          275.7       10.1          534.0        9.0
Energy.................     238.6        7.4          267.2        9.7          505.8        8.5
Mortgage Backed-
  Government &
  Agency(1)............     469.9       14.6            4.4        0.2          474.3        8.0
Nat Res/Manuf (non-
  energy)..............      77.1        2.4          214.6        7.8          291.7        4.9
Bank Holding
  Companies............     208.4        6.5           31.7        1.2          240.1        4.0
Banks..................     149.6        4.7           38.4        1.4          188.0        3.2
Government & Agency....     129.5        4.0            4.1        0.1          133.6        2.2
Media/Adver/Printing...      33.3        1.0           81.1        3.0          114.4        1.9
Other..................      32.4        1.0           43.6        1.6           76.0        1.3
Cable Television.......        --        0.0           28.3        1.0           28.3        0.5
Preferred Stock........       2.2        0.1            5.2        0.2            7.4        0.1
                         --------      -----       --------      -----       --------      -----
          Total........  $3,209.4      100.0%      $2,740.7      100.0%      $5,950.1      100.0%
                         ========      =====       ========      =====       ========      =====

         FIXED MATURITIES PORTFOLIO BY INDUSTRY AS OF DECEMBER 31, 1996

                            PUBLICLY TRADED           PRIVATELY PLACED               TOTAL
                         ----------------------    ----------------------    ----------------------
                           FAIR                      FAIR                      FAIR
INDUSTRY CLASS            VALUE      % OF TOTAL     VALUE      % OF TOTAL     VALUE      % OF TOTAL
--------------            -----      ----------     -----      ----------     -----      ----------
                                                      ($ IN MILLIONS)
Financial Services.....  $  210.1        8.5%      $  531.6       17.9%      $  741.7       13.7%
Public Utilities.......     352.9       14.2          297.5       10.0          650.4       11.9
Other Manufacturing....     178.9        7.2          471.0       15.8          649.9       11.9
Consumer Goods &
  Services.............     183.9        7.4          363.8       12.2          547.7       10.0
Non-Government --
  Asset/Mortgage
  Backed...............     279.9       11.3          224.8        7.6          504.7        9.2
Energy.................     164.3        6.6          283.4        9.5          447.7        8.2
Mortgage Backed-
  Government &
  Agency(1)............     437.6       17.6            8.9        0.3          446.5        8.2
Transportation/
  Aerospace............      84.4        3.4          278.2        9.3          362.6        6.6
Nat Res/Manuf (non-
  energy)..............      49.5        2.0          256.5        8.6          306.0        5.6
Government & Agency....     207.6        8.4            5.2        0.2          212.8        3.9
Banks..................     130.9        5.3           69.5        2.3          200.4        3.7
Bank Holding
  Companies............     144.0        5.8            6.5        0.2          150.5        2.8
Media/Adver/Printing...      22.2        0.9          105.7        3.6          127.9        2.3
Other..................      34.8        1.4           36.2        1.2           71.0        1.3
Cable Television.......        --        0.0           39.3        1.3           39.3        0.7
Redeemable Preferred
  Stock................       0.7        0.0            1.0        0.0            1.7        0.0
                         --------      -----       --------      -----       --------      -----
          Total........  $2,481.7      100.0%      $2,979.1      100.0%      $5,460.8      100.0%
                         ========      =====       ========      =====       ========      =====

---------------
(1) Mortgage-Backed-Government & Agency industry are bonds collateralized by mortgages backed by the Federal National Mortgage Association, Government National Mortgage Association, Federal Home Loan Mortgage Corp., or Canadian Housing Authority.

     At June 30, 1998, the Company's largest unaffiliated single concentration of fixed maturities consists of $194.8 million of face amount of AEGON Notes purchased in connection with the Group Pension Transaction. These AEGON Notes represent approximately 1.8% of total invested assets at June 30, 1998 (see "Business -- The Group Pension Transaction"). No other individual non-government issuer represents more than 0.6% of invested assets.

     The Company held approximately $1,090.7 million, $1,082.7 million and $951.1 million of mortgage-backed and asset-backed securities as of June 30, 1998 and December 31, 1997 and 1996, respectively. Of such amounts, $452.3 million, $474.3 million and $446.5 million or 41.5%, 43.8% and 46.9%, respectively, represented agency-issued pass-through and collateralized mortgage obligations ("CMOs") secured by the Federal National Mortgage Association, Federal Home Loan Mortgage Corporation, Government National Mortgage Association and Canadian Housing Authority collateral. The balance of such amounts were comprised of other types of mortgage-backed and asset-backed securities. The Company believes that its active monitoring of its portfolio of mortgage-backed securities and the limited extent of its holdings of more volatile types of mortgage-backed securities mitigate the Company's exposure to losses from prepayment risk associated with interest rate fluctuations for this portfolio. At June 30, 1998 and December 31, 1997 and 1996 92.0%, 93.2% and 97.5%, respectively, of the Company's mortgage-backed and asset-backed securities were assigned an NAIC Designation 1. In addition, the Company believes that it holds a relatively low percentage of CMOs compared to other life insurance companies.

     The following table presents the types of mortgage-backed securities ("MBSs"), as well as other asset-backed securities, held by the Company as of the dates indicated.

                      MORTGAGE AND ASSET-BACKED SECURITIES

                                                           AS OF JUNE 30,    AS OF DECEMBER 31,
                                                           --------------    ------------------
                                                                1998           1997       1996
                                                           --------------    --------    ------
                                                                     ($ IN MILLIONS)
CMOs.....................................................     $  537.9       $  522.0    $481.0
Pass-through securities..................................         54.6          106.4      96.6
Commercial MBSs..........................................         80.6          122.1     100.0
Asset-backed securities..................................        417.6          332.2     273.5
                                                              --------       --------    ------
          Total MBS's and asset-backed securities........     $1,090.7       $1,082.7    $951.1
                                                              ========       ========    ======

     CMOs are purchased to diversify the portfolio risk characteristics from primarily corporate credit risk to a mix of credit and cash flow risk. The majority of the CMOs in the Company's investment portfolio have relatively low cash flow variability. In addition, approximately 76% of the CMOs in the portfolio have minimal credit risk because the underlying collateral is backed by the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation, or the Government National Mortgage Association. These CMOs offer greater liquidity and higher yields than corporate debt securities of similar credit quality and expected average lives.

     The principal risks inherent in holding CMOs (as well as pass-through securities) are prepayment and extension risks arising from changes in market interest rates. In declining interest rate environments, the mortgages underlying the CMOs are prepaid more rapidly than anticipated, causing early repayment of the CMOs. In rising interest rate environments, the underlying mortgages are prepaid at a slower rate than anticipated, causing CMO principal repayments to be extended. Although early CMO repayments may result in acceleration of income from recognition of any unamortized discount, the proceeds typically are reinvested at lower current yields, resulting in a net reduction of future investment income.

     The Company manages this prepayment and extension risk by investing in CMO tranches that provide for greater stability of cash flows. The mix of CMO tranches was as follows as of the dates indicated.

                 COLLATERALIZED MORTGAGE OBLIGATIONS BY TRANCHE

                                                            AS OF JUNE 30,    AS OF DECEMBER 31,
                                                            --------------    ------------------
                                                                 1998          1997       1996
                                                            --------------    -------    -------
                                                                      ($ IN MILLIONS)
Planned Amortization Class................................      $361.8        $268.1     $252.9
Sequential................................................       159.2         234.8      207.6
Target Amortization Class.................................        16.9          19.1       20.5
                                                                ------        ------     ------
          Total CMO's.....................................      $537.9        $522.0     $481.0
                                                                ======        ======     ======

     The Planned Amortization Class ("PAC") tranche is structured to provide more certain cash flows to the investor and therefore is subject to less prepayment and extension risk than other CMO tranches. In general, the Company's PACs are structured to provide average life stability for increases and decreases in interest rates of 100 to 200 basis points. PACs derive their stability from two factors: (i) early repayments are applied first to other tranches to preserve the PACs' originally scheduled cash flows as much as possible and (ii) cash flows applicable to other tranches are applied first to the PAC if the PACs' actual cash flows are received later than originally anticipated.

     The prepayment and extension risk associated with a sequential tranche can vary as interest rates fluctuate, since this tranche is not supported by other tranches. The Target Amortization Class tranche has protection similar to PACs in decreasing interest rate environments, but has minimal protection in increasing rate environments.

     The majority of the securities contained in the Company's CMO portfolio are traded in the open market. As such, the Company obtains market prices from outside vendors. Any security price not received from such vendors is obtained from the originating broker or internally calculated.

     Asset-backed securities ("ABS") are purchased both to diversify the overall credit risks of the fixed maturity portfolio and to provide attractive returns. The ABS portfolio is diversified both by type of asset and by issuer. The largest asset class exposure in the ABS portfolio is to credit card receivables. These are comprised of pools of both general purpose credit card receivables such as Visa and Mastercard and private label credit card receivable pools. Excluding the exposures to home equity loans (which represented 3.9%, 6.9% and 8.5%, of the ABS portfolio as of June 30, 1998 and December 31, 1997 and 1996, respectively), the ABS portfolio is in general insensitive to changes in interest rates. As of June 30, 1998 and December 31, 1997 and 1996, respectively, the ABS portfolio did not contain any pools of assets outside of the United States.

     The following table presents the types of ABS held by the Company as of the dates indicated.

                        ASSET-BACKED SECURITIES BY TYPE

                                                            AS OF JUNE 30,    AS OF DECEMBER 31,
                                                            --------------    ------------------
                                                                 1998          1997       1996
                                                            --------------    -------    -------
                                                                      ($ IN MILLIONS)
Credit cards..............................................      $149.4        $150.1     $124.0
Automobile receivables....................................        47.9          48.6       43.3
Collateralized bond obligations/Collateralized loan
  obligations.............................................        47.2          26.3        0.0
Franchisee receivables....................................        31.8          19.5       20.8
Home equity...............................................        16.1          22.8       23.2
Lease receivables.........................................        28.6          13.4       15.8
Miscellaneous.............................................        96.6          51.5       46.4
                                                                ------        ------     ------
          Total ABS.......................................      $417.6        $332.2     $273.5
                                                                ======        ======     ======

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity dates, (excluding scheduled sinking funds) as of June 30, 1998 and December 31, 1997 and 1996 are as follows:

            FIXED MATURITY SECURITIES BY CONTRACTUAL MATURITY DATES

                           AS OF JUNE 30, 1998      AS OF DECEMBER 31, 1997    AS OF DECEMBER 31, 1996
                         -----------------------    -----------------------    -----------------------
                         AMORTIZED    ESTIMATED     AMORTIZED    ESTIMATED     AMORTIZED    ESTIMATED
                           COST       FAIR VALUE      COST       FAIR VALUE      COST       FAIR VALUE
                         ---------    ----------    ---------    ----------    ---------    ----------
                                                        ($ IN MILLIONS)
Due in one year or
  less.................  $  124.4      $  125.1     $   58.6      $   58.5     $  178.5      $  180.2
Due after one year
  through five years...   1,411.7       1,438.6      1,250.3       1,273.0        990.0       1,014.7
Due after five years
  through ten years....   2,344.3       2,441.6      2,412.3       2,499.7      2,471.5       2,500.0
Due after ten years....   1,130.1       1,186.4        989.4       1,036.2        789.9         814.7
                         --------      --------     --------      --------     --------      --------
  Subtotal.............   5,010.5       5,191.7      4,710.6       4,867.4      4,429.9       4,509.6
Mortgage-backed and
  other asset-backed
  securities...........   1,060.0       1,090.7      1,053.8       1,082.7        943.9         951.2
                         --------      --------     --------      --------     --------      --------
          Total........  $6,070.5      $6,282.4     $5,764.4      $5,950.1     $5,373.8      $5,460.8
                         ========      ========     ========      ========     ========      ========

MORTGAGE LOANS

     Mortgage loans comprise 13.8%, 13.7% and 15.1% of total invested assets at June 30, 1998 and December 31, 1997 and 1996, respectively. Mortgage loans consist of commercial, agricultural and residential loans. As of June 30, 1998 and December 31, 1997 and 1996, commercial mortgage loans comprised $892.1 million, $914.9 million and $1,057.9 million or 60.3%, 64.0% and 66.9% of total mortgage loan investments, respectively. Agricultural loans comprised $584.5 million, $512.7 million and $521.1 million or 39.5%, 35.8% and 32.9% of total mortgage loans, and residential mortgages comprised $2.2 million, $2.5 million and $3.3 million or 0.2%, 0.2% and 0.2% of total mortgage loan investments at the dates indicated.

     In 1992, the Company discontinued making new commercial mortgage loans, except to honor outstanding commitments or safeguard the values of existing investments. In 1996, due to improving market conditions, the need to maintain a diversified investment portfolio and advantageous yields, the Company started to originate new commercial mortgage loans. New commercial mortgage loan originations aggregated $93.8 million, $79.9 million and $54.3 million for the six months ended June 30, 1998 and the years ended December 31, 1997 and 1996, respectively.

  COMMERCIAL MORTGAGE LOANS

     Following is a summary of the Company's commercial mortgage loans by geographic area and property type as of June 30, 1998 and December 31, 1997 and 1996.

      COMMERCIAL MORTGAGE LOAN DISTRIBUTION BY GEOGRAPHIC AREA AND BY TYPE

                                                  AS OF JUNE 30, 1998
-----------------------------------------------------------------------------------------------------------------------
                     GEOGRAPHIC AREA                                                PROPERTY TYPE
---------------------------------------------------------      --------------------------------------------------------
                        NUMBER       CARRYING       % OF                              NUMBER       CARRYING       % OF
       REGION          OF LOANS        VALUE        TOTAL              TYPE          OF LOANS        VALUE        TOTAL
       ------          --------   ---------------   -----              ----          --------   ---------------   -----
                                  ($ IN MILLIONS)                                               ($ IN MILLIONS)
Southeast............     33          $323.5         36.2%     Office..............     64          $582.3         65.3%
Northeast............     41           309.9         34.7      Retail..............     23           119.0         13.4
West.................     15           122.2         13.7      Industrial..........     14            59.1          6.6
Mountain.............      9            71.2          8.0      Mixed Use...........     10            43.0          4.8
Midwest..............     11            44.3          5.0      Apartments..........      5            34.0          3.8
Southwest............     12            21.0          2.4      Hotel...............      2            29.5          3.3
                                                               Other...............      3            25.2          2.8
                         ---          ------        -----                              ---          ------        -----
         Total.......    121          $892.1        100.0%     Total...............    121          $892.1        100.0%
                         ===          ======        =====                              ===          ======        =====

      COMMERCIAL MORTGAGE LOAN DISTRIBUTION BY GEOGRAPHIC AREA AND BY TYPE

                                                AS OF DECEMBER 31, 1997
-----------------------------------------------------------------------------------------------------------------------
                     GEOGRAPHIC AREA                                                PROPERTY TYPE
---------------------------------------------------------      --------------------------------------------------------
                        NUMBER       CARRYING       % OF                              NUMBER       CARRYING       % OF
       REGION          OF LOANS        VALUE        TOTAL              TYPE          OF LOANS        VALUE        TOTAL
       ------          --------   ---------------   -----              ----          --------   ---------------   -----
                                  ($ IN MILLIONS)                                               ($ IN MILLIONS)
Northeast............     53          $367.8         40.2%     Office..............     70          $597.7         65.3%
Southeast............     33           323.0         35.3      Retail..............     29           144.1         15.7
West.................     14           110.5         12.1      Industrial..........     13            53.6          5.9
Mountain.............      9            54.9          6.0      Apartments..........      9            51.1          5.6
Midwest..............     11            41.4          4.5      Other...............      3            26.0          2.9
Southwest............     12            17.3          1.9      Mixed Use...........      7            25.5          2.8
                                                               Hotel...............      1            16.9          1.8
                         ---          ------        -----                              ---          ------        -----
         Total.......    132          $914.9        100.0%     Total...............    132          $914.9        100.0%
                         ===          ======        =====                              ===          ======        =====

      COMMERCIAL MORTGAGE LOAN DISTRIBUTION BY GEOGRAPHIC AREA AND BY TYPE

                                               AS OF DECEMBER 31, 1996
----------------------------------------------------------------------------------------------------------------------
                     GEOGRAPHIC AREA                                               PROPERTY TYPE
---------------------------------------------------------    ---------------------------------------------------------
                        NUMBER       CARRYING       % OF                             NUMBER       CARRYING       % OF
       REGION          OF LOANS        VALUE        TOTAL            TYPE           OF LOANS        VALUE        TOTAL
       ------          --------   ---------------   -----            ----           --------   ---------------   -----
                                  ($ IN MILLIONS)                                              ($ IN MILLIONS)
Southeast............     45         $  380.5        36.0%   Office...............     78         $  652.7        61.7%
Northeast............     56            377.6        35.7    Retail...............     41            212.6        20.1
West.................     21            183.4        17.3    Industrial...........     19             67.7         6.4
Mountain.............     12             52.1         4.9    Apartments...........     10             46.4         4.4
Midwest..............     11             43.2         4.1    Other................      4             29.3         2.7
Southwest............     14             21.1         2.0    Hotel................      3             28.5         2.7
                                                             Mixed Use............      4             20.7         2.0
                         ---         --------       -----                             ---         --------       -----
         Total.......    159         $1,057.9       100.0%   Total................    159         $1,057.9       100.0%
                         ===         ========       =====                             ===         ========       =====

     Below is a summary of the changes in the commercial mortgage portfolio for the six-month period ended June 30, 1998 and the years ended December 31, 1997 and 1996.

                      COMMERCIAL MORTGAGE LOAN ASSET FLOWS

                                                         AS OF AND FOR         AS OF AND FOR
                                                        THE SIX MONTHS         THE YEAR ENDED
                                                        ENDED JUNE 30,          DECEMBER 31,
                                                       -----------------    --------------------
                                                             1998             1997        1996
                                                       -----------------    --------    --------
                                                                    ($ IN MILLIONS)
Beginning balance....................................       $914.9          $1,057.9    $1,227.1
Plus:  New loan originations.........................         93.8              79.9        54.3
       Other additions...............................          9.7              14.4         8.9
Less:  Scheduled principal payments..................         64.7             111.7       115.7
       Prepayments...................................         57.4             108.3        87.6
       Mortgages foreclosed..........................          0.0              13.7        28.8
       Other.........................................          4.2               3.6         0.3
                                                            ------          --------    --------
Ending balance.......................................       $892.1          $  914.9    $1,057.9
                                                            ======          ========    ========

     The total number of commercial mortgage loans outstanding at June 30, 1998 and December 31, 1997 and 1996 was 121, 132 and 159, respectively, with an average loan size of $7.4 million, $6.9 million and $6.7 million, respectively. The largest amount loaned on any single property at such dates aggregated $46.2 million, $46.2 million and $45.9 million, respectively, and represented less than 0.5%, 0.5% and 0.5% of general account invested assets, respectively. At such dates, amounts loaned on 6, 5 and 7 properties were $20 million or greater, representing in the aggregate 25.3%, 22.4% and 25.5%, respectively, of the total carrying value of the commercial mortgage loan portfolio at such dates. Total mortgage loans to the five largest borrowers accounted in the aggregate for approximately 34.8%, 32.4% and 30.5% of the total carrying value of the commercial mortgage loan portfolio at June 30, 1998 and December 31, 1997 and 1996, respectively, and less than 2.9%, 2.9% and 3.2%, respectively, of total invested assets at such dates. All such loans were performing.

     The Company's commercial mortgage loan portfolio is managed by a group of experienced real estate professionals. These professionals monitor the performance of the loan collateral, physically inspect properties, collect financial information from borrowers and keep in close contact with borrowers and the local broker communities to assess the market conditions and evaluate the impact of such conditions on property cash flows. The Company's real estate professionals identify problem and potential problem mortgage assets and develop workout strategies to deal with borrowers' financial weakness, whether by foreclosing on properties to prevent a deterioration in collateral value, or by restructuring mortgages with temporary cash flow difficulties.

     Of the $106.2 million, $195.5 million and $276.3 million, respectively, in maturing loans during the six months ended June 30, 1998 and the years ended December 31, 1997 and 1996, 11.8%, 13.9% and 12.9%, respectively, were refinanced, 44.7%, 48.1% and 40.4%, respectively, were paid off, 0.0%, 6.9% and 7.4%, respectively, were foreclosed, and 0.0%, 5.1% and 7.3%, respectively, were restructured. Of the $892.1 million of outstanding commercial mortgage loans in the Company's investment portfolio at June 30, 1998, $153.8 million, $60.5 million and $84.6 million are scheduled to mature in 1998, 1999 and 2000, respectively.

     The following table presents the disposition of maturities during the six-month period ended June 30, 1998 and the years ended December 31, 1997 and 1996.

       DISPOSITIONS OF SCHEDULED MATURITIES OF COMMERCIAL MORTGAGE LOANS

                                                              FOR THE              FOR THE
                                                          SIX MONTHS ENDED        YEAR ENDED
                                                              JUNE 30,           DECEMBER 31,
                                                         ------------------    ----------------
                                                                1998            1997      1996
                                                         ------------------    ------    ------
                                                                    ($ IN MILLIONS)
Repayment..............................................        $ 47.4          $ 94.0    $111.5
Extension(1)...........................................          23.9            43.6      56.5
Refinance at market....................................          12.5            27.1      35.8
Foreclosure............................................           0.0            13.4      20.5
Restructure below market...............................           0.0            10.0      20.1
In process of negotiation..............................          22.2             4.7       4.9
Borrower extension(2)..................................           0.0             1.6      27.0
Principal write-off....................................           0.2             1.1       0.0
                                                               ------          ------    ------
          Total........................................        $106.2          $195.5    $276.3
                                                               ======          ======    ======

---------------
(1) Consists of loans which have had their maturity date extended for a period of less than one year.

(2) Consists of loans which have had their maturity date extended pursuant to the borrower's option as provided by the loan documents.

     The following table presents the Company's commercial mortgage loan maturity profile for the periods indicated.

              COMMERCIAL MORTGAGE LOAN PORTFOLIO MATURITY PROFILE

                                                   AS OF JUNE 30,            AS OF DECEMBER 31,
                                                  ----------------   -----------------------------------
                                                        1998               1997               1996
                                                  ----------------   ----------------   ----------------
                                                                     ($ IN MILLIONS)
                                                  CARRYING   % OF    CARRYING   % OF    CARRYING   % OF
                                                   VALUE     TOTAL    VALUE     TOTAL    VALUE     TOTAL
                                                  --------   -----   --------   -----   --------   -----
1 year or less..................................   $176.5     19.8%   $220.1     24.0%  $  195.5    18.4%
Over 1 year but less than or equal to 2 years...     75.4      8.5      79.6      8.7      187.6    17.7
Over 2 years but less than or equal to 3
  years.........................................     81.2      9.1      86.5      9.5       78.8     7.5
Over 3 years but less than or equal to 4
  years.........................................     80.5      9.0      62.0      6.8      108.9    10.3
Over 4 years but less than or equal to 5
  years.........................................     74.7      8.4      98.4     10.8       62.2     5.9
Over 5 years but less than or equal to 6
  years.........................................     44.2      5.0      62.3      6.8       65.7     6.2
Over 6 years but less than or equal to 7
  years.........................................     46.8      5.2      47.9      5.2       97.6     9.3
Over 7 years but less than or equal to 8
  years.........................................     47.7      5.3      25.9      2.8       48.2     4.5
Over 8 years but less than or equal to 9
  years.........................................     30.1      3.4      44.6      4.9       33.5     3.2
Over 9 years but less than or equal to 10
  years.........................................     31.6      3.5      33.6      3.7       39.1     3.7
Over 10 years...................................    203.4     22.8     154.0     16.8      140.8    13.3
                                                   ------    -----    ------    -----   --------   -----
         Total..................................   $892.1    100.0%   $914.9    100.0%  $1,057.9   100.0%
                                                   ======    =====    ======    =====   ========   =====

     PROBLEM, POTENTIAL PROBLEM AND RESTRUCTURED COMMERCIAL
MORTGAGES. Commercial mortgage loans are stated at their unpaid principal balances, net of valuation allowances and writedowns for impairment. The Company provides valuation allowances for commercial mortgage loans considered to be impaired. Mortgage loans are considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. When the Company determines that a loan is impaired, a valuation allowance for loss is established for the excess of the carrying value of the mortgage loan over its estimated fair value. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, the loan's observable market price or the fair value of the collateral. The provision for loss is reported as a realized loss on investment.

     The Company reviews its mortgage loan portfolio and analyzes the need for a valuation allowance for any loan which is delinquent for 60 days or more, in process of foreclosure, restructured, on "watchlist", or which currently has a valuation allowance. Loans which are delinquent and loans in process of foreclosure are categorized by the Company as "problem" loans. Loans with valuation allowances, but which are not currently delinquent, and loans which are on watchlist are categorized by the Company as "potential problem" loans. Loans for which the original terms of the mortgages have been modified or for which interest or principal payments have been deferred are categorized by the Company as "restructured" loans.

     The carrying value of commercial mortgage loans at June 30, 1998 was $892.1 million, which amount is net of valuation allowances aggregating $72.3 million which represents management's best estimate of cumulative impairments at such date. However, there can be no assurance that increases in valuation allowances will not be necessary. Any such increases may have a material adverse effect on the Company's financial position and results of operations.

     At June 30, 1998, the carrying value of problem, potential problem and restructured loans was $11.9 million, $81.1 million and $218.6 million, respectively, net of valuation allowances of $2.3 million, $15.1 million and $40.2 million, respectively.

     Gross interest income on restructured commercial mortgage loan balances that would have been recorded in accordance with the loans' original terms was approximately $12.1 million, $25.0 million and $24.3 million at June 30, 1998, December 31, 1997 and 1996, respectively. As a result of the restructurings, the gross interest income recognized in net income at June 30, 1998, December 31, 1997 and 1996, respectively, was $8.4 million, $18.6 million and $18.1 million.

     The following table presents the carrying amounts of problem, potential problem and restructured commercial mortgages relative to the carrying value of all commercial mortgages as of the dates indicated. The table also presents the valuation allowances and writedowns recorded by the Company relative to commercial mortgages defined as problem, potential problem and restructured as of each of the aforementioned dates.

             PROBLEM, POTENTIAL PROBLEM AND RESTRUCTURED COMMERCIAL
                          MORTGAGES AT CARRYING VALUE

                                                                                AS OF
                                                               AS OF         DECEMBER 31,
                                                              JUNE 30,    ------------------
                                                                1998       1997       1996
                                                              --------    ------    --------
                                                                     ($ IN MILLIONS)
Total commercial mortgages..................................   $892.1     $914.9    $1,057.9
                                                               ======     ======    ========
Problem commercial mortgages(1).............................   $ 11.9     $ 11.3    $   16.3
Potential problem commercial mortgages......................     81.1       74.7        95.6
Restructured commercial mortgages...........................    218.6      225.6       228.7
                                                               ------     ------    --------
Total problem, potential problem & restructured commercial
  mortgages.................................................   $311.6     $311.6    $  340.6
                                                               ======     ======    ========
Total problem, potential problem and restructured commercial
  mortgages as a percent of total commercial mortgages......     34.9%      34.1%       32.2%
                                                               ======     ======    ========
Valuation allowances/writedowns(2):
  Problem loans.............................................   $  2.3     $  2.1    $    3.0
  Potential problem loans...................................     15.1       15.8        33.0
  Restructured loans........................................     40.2       40.9        32.6
                                                               ------     ------    --------
Total valuation allowances/writedowns(2)....................   $ 57.6     $ 58.8    $   68.6
                                                               ======     ======    ========
Total valuation allowances as a percent of problem,
  potential problem and restructured commercial mortgages at carrying value before valuation allowances and
  writedowns................................................     15.6%      15.9%       16.8%
                                                               ======     ======    ========

---------------
(1) Problem commercial mortgages included delinquent mortgage loans of $7.0 million, $0.0 million and $4.5 million at June 30, 1998 and December 31, 1997 and 1996, respectively, and mortgage loans in foreclosure of $4.9 million, $11.3 million and $11.8 million at such dates, respectively.

(2) Includes impairment writedowns recorded prior to the adoption of SFAS No. 114, Accounting by Creditors for Impairment of a Loan, of $27.3 million, $27.4 million, and $29.9 million at June 30, 1998 and December 31, 1997 and 1996, respectively (see Note 1 to Selected Consolidated Financial Information).

     In addition to valuation allowances and impairment writedowns recorded on specific commercial mortgage loans classified as problem, potential problem, and restructured mortgage loans, the Company records a non-specific estimate of expected losses on all other such mortgage loans based on its historical loss experience for such investments. As of June 30, 1998 and December 31, 1997 and 1996, such reserves were $14.7 million, $17.2 million, and $21.9 million, respectively.

     The following tables present the distribution of problem, potential problem and restructured commercial mortgages by property type and by state as of June 30, 1998 and December 31, 1997 and 1996.

           PROBLEM COMMERCIAL MORTGAGES BY PROPERTY TYPE AND BY STATE

                                                                          AS OF DECEMBER 31,
                                                       ---------------------------------------------------------
                             AS OF JUNE 30, 1998                  1997                          1996
                         ---------------------------   ---------------------------   ---------------------------
                          NUMBER    CARRYING   % OF     NUMBER    CARRYING   % OF     NUMBER    CARRYING   % OF
                         OF LOANS    VALUE     TOTAL   OF LOANS    VALUE     TOTAL   OF LOANS    VALUE     TOTAL
                         --------   --------   -----   --------   --------   -----   --------   --------   -----
                                                             ($ IN MILLIONS)
PROPERTY TYPE:
Retail.................       1      $ 7.0      58.8%       0      $ 0.0       0.0%       1      $ 3.5      21.1%
Office.................       1        4.9      41.2        1        4.9      43.4        2        6.0      36.9
Apartments.............       0        0.0       0.0        1        6.4      56.6        1        1.0       6.3
Mixed use..............       0        0.0       0.0        0        0.0       0.0        1        5.8      35.7
                           ----      -----     -----     ----      -----     -----     ----      -----     -----
Total..................       2      $11.9     100.0%       2      $11.3     100.0%       5      $16.3     100.0%
                           ====      =====     =====     ====      =====     =====     ====      =====     =====
STATE:
New York...............       1      $ 7.0      58.8%       0      $ 0.0       0.0%       1      $ 5.8      35.7%
Ohio...................       1        4.9      41.2        1        4.9      43.4        0        0.0       0.0
Massachusetts..........       0        0.0       0.0        1        6.4      56.6        0        0.0       0.0
California.............       0        0.0       0.0        0        0.0       0.0        1        5.8      35.7
Vermont................       0        0.0       0.0        0        0.0       0.0        1        3.5      21.1
Louisiana..............       0        0.0       0.0        0        0.0       0.0        1        1.0       6.3
Montana................       0        0.0       0.0        0        0.0       0.0        1        0.2       1.2
                           ----      -----     -----     ----      -----     -----     ----      -----     -----
Total..................       2      $11.9     100.0%       2      $11.3     100.0%       5      $16.3     100.0%
                           ====      =====     =====     ====      =====     =====     ====      =====     =====

                     POTENTIAL PROBLEM COMMERCIAL MORTGAGES
                         BY PROPERTY TYPE AND BY STATE

                                                                          AS OF DECEMBER 31,
                                                       ---------------------------------------------------------
                             AS OF JUNE 30, 1998                  1997                          1996
                         ---------------------------   ---------------------------   ---------------------------
                          NUMBER    CARRYING   % OF     NUMBER    CARRYING   % OF     NUMBER    CARRYING   % OF
                         OF LOANS    VALUE     TOTAL   OF LOANS    VALUE     TOTAL   OF LOANS    VALUE     TOTAL
                         --------   --------   -----   --------   --------   -----   --------   --------   -----
                                                             ($ IN MILLIONS)
PROPERTY TYPE:
Office.................       4      $63.3      78.1%       6      $65.8      88.1%       8      $81.1      84.8%
Retail.................       3       17.8      21.9        2        8.9      11.9        2       14.5      15.2
                           ----      -----     -----     ----      -----     -----     ----      -----     -----
Total..................       7      $81.1     100.0%       8      $74.7     100.0%      10      $95.6     100.0%
                           ====      =====     =====     ====      =====     =====     ====      =====     =====
STATE:
New York...............       4      $35.4      43.7%       4      $31.2      41.9%       4      $31.8      33.3%
District of Columbia...       1       33.5      41.3        1       33.5      44.8        2       42.8      44.7
New Jersey.............       1        8.2      10.1        1        8.2      10.9        1        8.1       8.5
Wisconsin..............       1        4.0       4.9        0        0.0       0.0        0        0.0       0.0
Florida................       0        0.0       0.0        1        1.1       1.5        1        1.2       1.3
Vermont................       0        0.0       0.0        1        0.7       0.9        0        0.0       0.0
Massachusetts..........       0        0.0       0.0        0        0.0       0.0        1        6.4       6.7
California.............       0        0.0       0.0        0        0.0       0.0        1        5.3       5.5
                           ----      -----     -----     ----      -----     -----     ----      -----     -----
Total..................       7      $81.1     100.0%       8      $74.7     100.0%      10      $95.6     100.0%
                           ====      =====     =====     ====      =====     =====     ====      =====     =====

                       RESTRUCTURED COMMERCIAL MORTGAGES
                         BY PROPERTY TYPE AND BY STATE

                                                                          AS OF DECEMBER 31,
                                                       ---------------------------------------------------------
                             AS OF JUNE 30, 1998                  1997                          1996
                         ---------------------------   ---------------------------   ---------------------------
                          NUMBER    CARRYING   % OF     NUMBER    CARRYING   % OF     NUMBER    CARRYING   % OF
                         OF LOANS    VALUE     TOTAL   OF LOANS    VALUE     TOTAL   OF LOANS    VALUE     TOTAL
                         --------   --------   -----   --------   --------   -----   --------   --------   -----
                                                             ($ IN MILLIONS)
PROPERTY TYPE:
Office.................      19      $169.8     77.7%      19      $174.2     77.2%      19      $173.7     76.0%
Retail.................       5        28.1     12.9        6        29.2     13.0        7        30.6     13.4
Apartments.............       1        11.2      5.1        1        11.2      4.9        2        13.3      5.8
Industrial.............       1         9.5      4.3        1         9.5      4.2        1         9.5      4.1
Mixed use..............       0         0.0      0.0        1         1.5      0.7        1         1.6      0.7
                           ----      ------    -----     ----      ------    -----     ----      ------    -----
Total..................      26      $218.6    100.0%      28      $225.6    100.0%      30      $228.7    100.0%
                           ====      ======    =====     ====      ======    =====     ====      ======    =====
STATE:
New York...............      11      $100.3     45.9%      12      $101.7     45.1%      12      $101.9     44.6%
Maryland...............       2        37.5     17.2        2        37.5     16.6        3        42.1     18.4
District of Columbia...       3        21.6      9.9        3        21.8      9.7        2        15.5      6.8
Alabama................       1        11.2      5.2        1        11.2      4.9        1        11.1      4.8
California.............       1         9.5      4.3        1         9.5      4.2        1         9.5      4.1
Texas..................       3         9.2      4.2        3         9.2      4.1        3         9.6      4.2
Arizona................       1         7.7      3.5        1         7.7      3.4        1         7.7      3.4
Colorado...............       1         7.2      3.3        1         7.4      3.3        1         7.6      3.3
Florida................       1         7.1      3.2        1         7.1      3.2        1         7.1      3.1
South Carolina.........       1         6.4      2.9        1         6.4      2.8        1         6.4      2.8
Louisiana..............       1         0.9      0.4        1         0.9      0.4        2         2.9      1.3
Connecticut............       0         0.0      0.0        1         5.2      2.3        0         0.0      0.0
Ohio...................       0         0.0      0.0        0         0.0      0.0        1         6.1      2.7
Georgia................       0         0.0      0.0        0         0.0      0.0        1         1.2      0.5
                           ----      ------    -----     ----      ------    -----     ----      ------    -----
Total..................      26      $218.6    100.0%      28      $225.6    100.0%      30      $228.7    100.0%
                           ====      ======    =====     ====      ======    =====     ====      ======    =====

  AGRICULTURAL MORTGAGE LOANS

     The carrying value of the Company's agricultural mortgage loans was $584.5 million, $512.7 million and $521.1 million at June 30, 1998 and December 31, 1997 and 1996, respectively, representing 39.5%, 35.8% and 32.9% of total mortgage assets and 5.5%, 4.9% and 5.1% of general account invested assets at such dates, respectively. The agricultural mortgage portfolio is diversified both geographically and by type of product. The security for these loans includes row crops, permanent plantings, dairies, ranches and timber tracts. Due to strong agricultural markets and advantageous yields, the Company expects to continue to invest in agricultural mortgage investments. Less than 0.8%, 0.5% and 0.8% of total agricultural loans outstanding at June 30, 1998 and December 31, 1997 and 1996, respectively, were delinquent or in process of foreclosure. Following is a summary of agricultural mortgage loans by state which were held by the Company at the dates indicated.

                      AGRICULTURAL MORTGAGE LOANS BY STATE

                                                                          AS OF DECEMBER 31,
                                                       ---------------------------------------------------------
                             AS OF JUNE 30, 1998                  1997                          1996
                         ---------------------------   ---------------------------   ---------------------------
                          NUMBER    CARRYING   % OF     NUMBER    CARRYING   % OF     NUMBER    CARRYING   % OF
                         OF LOANS    VALUE     TOTAL   OF LOANS    VALUE     TOTAL   OF LOANS    VALUE     TOTAL
                         --------   --------   -----   --------   --------   -----   --------   --------   -----
                                                             ($ IN MILLIONS)
STATE:
California.............     130      $109.5     18.7%     122      $ 96.1     18.7%     119      $ 91.6     17.6%
Washington.............     194        81.6     14.0      185        67.9     13.2      200        76.0     14.6
Idaho..................     126        60.3     10.3      118        55.6     10.9      100        69.4     13.3
Texas..................     107        59.4     10.2      104        52.2     10.2      113        52.4     10.1
Oregon.................     114        55.6      9.5      104        38.6      7.5       86        37.7      7.2
Georgia................      57        38.2      6.5       54        35.1      6.8       56        30.9      5.9
Missouri...............     124        38.2      6.5      120        31.4      6.1      127        30.5      5.8
Arizona................      47        31.6      5.4       47        29.6      5.8       50        33.9      6.5
Montana................      52        25.8      4.4       54        26.1      5.1       55        26.5      5.1
Colorado...............      40        14.1      2.4       43        15.8      3.1       42        17.0      3.3
Florida................      24        12.6      2.2       30        15.3      3.0       34        17.0      3.3
New Mexico.............      17        11.6      2.0       17        12.0      2.3       18        11.0      2.1
Arkansas...............      19         8.6      1.5       --          --       --       --          --       --
Mississippi............       9         7.3      1.3        6         5.4      1.1        2         0.2      0.0
Illinois...............      16         4.8      0.8       15         4.1      0.8       20         5.0      1.0
All others (no other
  state more than
  0.8%)................      87        25.3      4.3      105        27.5      5.4      109        22.0      4.2
                          -----      ------    -----    -----      ------    -----    -----      ------    -----
         Total.........   1,163      $584.5    100.0%   1,124      $512.7    100.0%   1,131      $521.1    100.0%
                          =====      ======    =====    =====      ======    =====    =====      ======    =====

     PROBLEM, POTENTIAL PROBLEM AND RESTRUCTURED AGRICULTURAL MORTGAGES. The Company defines problem, potential problem and restructured agricultural mortgages in the same manner as it does for commercial mortgages. The following table presents the carrying amounts of problem, potential problem and restructured agricultural mortgages relative to the carrying value of all agricultural mortgages as of the dates indicated. The table also presents the valuation allowances established by the Company relative to agricultural mortgages defined as problem, potential problem and restructured as of each of the aforementioned dates indicated.

            PROBLEM, POTENTIAL PROBLEM AND RESTRUCTURED AGRICULTURAL
                          MORTGAGES AT CARRYING VALUE

                                                            AS OF JUNE 30,    AS OF DECEMBER 31,
                                                            --------------    ------------------
                                                                 1998          1997       1996
                                                            --------------    -------    -------
                                                                      ($ IN MILLIONS)
Total agricultural mortgages..............................      $584.5        $512.7     $521.1
                                                                ======        ======     ======
Problem agricultural mortgages(1).........................      $  4.2        $  2.1     $  4.0
Potential problem agricultural mortgages..................         2.2           2.6        2.2
Restructured agricultural mortgages.......................        11.3          17.2       19.6
                                                                ------        ------     ------
Total problem, potential problem & restructured
  agricultural mortgages..................................      $ 17.7        $ 21.9     $ 25.8
                                                                ======        ======     ======
Total problem, potential problem and restructured
  agricultural mortgages as a percent of total
  agricultural mortgages..................................         3.0%          4.3%       5.0%
                                                                ======        ======     ======
Valuation allowances/writedowns:
  Problem loans...........................................      $  0.0        $  0.9     $  0.5
  Potential problem loans.................................         0.1           0.1        0.1
  Restructured loans......................................         0.4           0.4        0.6
                                                                ------        ------     ------
Total valuation allowances/writedowns.....................      $  0.5        $  1.4     $  1.2
                                                                ======        ======     ======
Total valuation allowances as a percent of problem,
  potential problem and restructured agricultural
  mortgages at carrying value before valuation allowances
  and writedowns..........................................         2.7%          6.0%       4.4%
                                                                ======        ======     ======

---------------
(1) Problem agricultural mortgages included delinquent mortgage loans of $4.2 million, $1.2 million, and $0.6 million at June 30, 1998 and December 31, 1997 and 1996, respectively, and mortgage loans in the process of foreclosure of $0.0 million, $0.9 million, and $3.4 million at such dates, respectively.

     In addition to valuation allowances and impairment writedowns recorded on specific agricultural mortgage loans classified as problem, potential problem, and restructured mortgage loans, the Company records a non-specific estimate of expected losses on all other agricultural mortgage loans based on its historical loss experience for such investments. As of June 30, 1998 and December 31, 1997 and 1996, such reserves were $5.7 million, $5.0 million, and $5.0 million, respectively.

     As illustrated in the table above, at June 30, 1998 and December 31, 1997 and 1996 problem agricultural mortgage loans totaled $4.2 million, $2.1 million and $4.0 million or 0.7%, 0.4% and 0.8 % of the total carrying value of agricultural mortgages at such dates, respectively. Potential problems (not currently in a delinquent status, but with collateral impairment) totaled $2.2 million, $2.6 million and $2.2 million or 0.4%, 0.5% and 0.4% of the total carrying value of agricultural mortgages at such dates, respectively, and restructured mortgages totaled $11.3 million, $17.2 million and $19.6 million or 1.9%, 3.4% and 3.8% of the total carrying value of agricultural mortgages at such dates, respectively. Total problem, potential problem and restructured mortgages were $17.7 million, $21.9 million and $25.8 million at June 30, 1998, December 31, 1997 and 1996, respectively, or 3.0%, 4.3% and 5.0% of the total carrying value of agricultural mortgages at such dates, respectively. Total specific asset valuation allowances of $0.5 million as of June 30, 1998 for agricultural mortgages were 2.7% of the carrying value before valuation allowances and writedowns of these total problem agricultural mortgages of $18.2 million.

     MONY has, from time to time, pooled certain of its agricultural mortgage loans and sold beneficial interests in each of the individual agricultural mortgage loans in such pools (referred to as "participation interests") to third parties. Under such arrangements, MONY retains a specified equity interest in the loans in such pools and sells the remaining participation interest. MONY is responsible for servicing the individual agricultural mortgage loans in each pool, for which it receives a servicing fee from the third party participants. As of June 30, 1998, the aggregate amount of agricultural mortgage loans in such pools being serviced by MONY was approximately $199.7 million.

EQUITY REAL ESTATE

     The Company holds real estate as part of its general account investment portfolio. The Company has adopted a policy of not investing new funds in equity real estate except to safeguard values in existing investments or to honor outstanding commitments. As of June 30, 1998 and December 31, 1997 and 1996, the carrying value of the Company's real estate investments was $791.6 million, $1,117.1 million and $1,505.2 million, respectively, or 7.4%, 10.6% and 14.4%, respectively, of general account invested assets. The Company owns real estate, interests in real estate joint ventures (both majority owned and minority owned), and real estate acquired upon foreclosure of commercial and agricultural mortgage loans. The following table presents the carrying value of the Company's equity real estate investments by such classifications.

                               EQUITY REAL ESTATE

                                                         AS OF JUNE 30,     AS OF DECEMBER 31,
                                                         --------------    --------------------
                         TYPE                                 1998           1997        1996
                         ----                            --------------    --------    --------
                                                                    ($ IN MILLIONS)
Real estate............................................      $290.2        $  449.9    $  621.9
Joint ventures.........................................       309.6           341.1       357.6
                                                             ------        --------    --------
          Subtotal.....................................       599.8           791.0       979.5
Foreclosed.............................................       191.8           326.1       525.7
                                                             ------        --------    --------
          Total........................................      $791.6        $1,117.1    $1,505.2
                                                             ======        ========    ========

     Equity real estate is categorized as either "Real estate held for investment" or "Real Estate to be disposed of". Real estate to be disposed of consists of properties for which the Company has commenced marketing efforts. The carrying value of real estate held for investment totaled $452.5 million, $495.9 million and $1,070.4 million as of June 30, 1998 and December 31, 1997 and 1996, respectively. The carrying value of real estate to be disposed of aggregated $339.1 million, $621.2 million and $434.8 million as of June 30, 1998 and December 31, 1997 and 1996, respectively.

     The following tables present information concerning the geographic and property type breakdown of the equity real estate portfolio as of June 30, 1998.

                             EQUITY REAL ESTATE BY
                            REGION AND PROPERTY TYPE

                                                AS OF JUNE 30, 1998
-------------------------------------------------------------------------------------------------------------------
               TOTAL PORTFOLIO BY REGION
-------------------------------------------------------                     TOTAL PORTFOLIO BY TYPE
-------------------------------------------------------      ------------------------------------------------------
                                 CARRYING                                         NUMBER     CARRYING
                       NUMBER     VALUE      PERCENTAGE                          OF LOANS     VALUE      PERCENTAGE
                       ------    --------    ----------                          --------    --------    ----------
                               ($ IN MILLIONS)                                            ($ IN MILLIONS)
Mountain.............    19       $334.1        42.2%        Hotel.............      7        $303.2        38.3%
Southeast............    24        156.5        19.8         Office............     42         287.7        36.4
Midwest..............    26        119.0        15.0         Retail............     20         141.1        17.8
Northeast............     9         82.0        10.4         Industrial........      5          36.2         4.6
West.................  13..         59.3         7.5         Other.............     10          21.4         2.7
Southwest............     8         40.7         5.1         Agriculture.......     13           1.7         0.2
                                                             Apartments........      2           0.3         0.0
                         --       ------       -----                                --        ------       -----
         Total.......    99       $791.6       100.0%        Total.............     99        $791.6       100.0%
                         ==       ======       =====                                ==        ======       =====

                             EQUITY REAL ESTATE BY
                            REGION AND PROPERTY TYPE

                                             AS OF DECEMBER 31, 1997
------------------------------------------------------------------------------------------------------------------
               TOTAL PORTFOLIO BY REGION                                    TOTAL PORTFOLIO BY TYPE
-------------------------------------------------------      -----------------------------------------------------
                                 CARRYING                                                   CARRYING
                       NUMBER     VALUE      PERCENTAGE                          NUMBER      VALUE      PERCENTAGE
                       ------    --------    ----------                          ------     --------    ----------
                               ($ IN MILLIONS)                                           ($ IN MILLIONS)
Mountain.............    24      $  389.4       34.9%        Office...........     66       $  494.8       44.3%
Southeast............    34         234.7       21.0         Hotel............      9          328.0       29.4
Midwest..............    32         164.1       14.7         Retail...........     26          188.0       16.8
Northeast............    15         123.2       11.0         Industrial.......      8           57.8        5.2
Southwest............    27         118.8       10.6         Apartments.......     15           30.5        2.7
West.................  18..          86.9        7.8         Other............     10           15.7        1.4
                                                             Agriculture......     16            2.3        0.2
                        ---      --------      -----                              ---       --------      -----
         Total.......   150      $1,117.1      100.0%        Total............    150       $1,117.1      100.0%
                        ===      ========      =====                              ===       ========      =====

                             EQUITY REAL ESTATE BY
                            REGION AND PROPERTY TYPE

                                             AS OF DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------
               TOTAL PORTFOLIO BY REGION                                    TOTAL PORTFOLIO BY TYPE
-------------------------------------------------------      -----------------------------------------------------
                                 CARRYING                                                   CARRYING
                       NUMBER     VALUE      PERCENTAGE                          NUMBER      VALUE      PERCENTAGE
                       ------    --------    ----------                          ------     --------    ----------
                               ($ IN MILLIONS)                                           ($ IN MILLIONS)
Mountain.............    29      $  425.8       28.3%        Office...........     96       $  734.0       48.8%
Southeast............    40         293.4       19.5         Hotel............     12          351.8       23.4
West.................    37         249.4       16.6         Retail...........     29          223.4       14.8
Midwest..............    53         241.0       16.0         Industrial.......     15          100.5        6.6
Southwest............    37         164.3       10.9         Apartments.......     15           50.6        3.4
Northeast............    20         131.3        8.7         Other............     22           40.5        2.7
                                                             Agriculture......     27            4.4        0.3
                        ---      --------      -----                              ---       --------      -----
         Total.......   216      $1,505.2      100.0%        Total............    216       $1,505.2      100.0%
                        ===      ========      =====                              ===       ========      =====

     Equity real estate is evenly distributed across geographic regions of the country with a slightly larger concentration in the mountain and southeast region of the United States at June 30, 1998. By property type, there is a concentration in hotels which represented approximately 38.3% of the equity real estate portfolio at June 30, 1998. The Company's largest equity real estate holding at

June 30, 1998 consisted of three related hotel properties located in Arizona with an aggregate carrying value of approximately $274.0 million and representing less than approximately 2.6% of general account invested assets. The ten largest real estate properties as of June 30, 1998 comprise 50.0% of total real estate assets and less than 3.7% of total invested assets.

     The Company closely monitors property net operating income on a cash basis, along with occupancy levels of the Company's commercial real estate properties owned for more than one year, which comprise a significant portion (91.3% at June 30, 1998) of the Company's equity real estate portfolio. During 1997, the net operating income for these properties increased for the sixth consecutive year.

  REAL ESTATE SALES

     In accordance with its ongoing strategy to strengthen the Company's financial position, management expects to continue to selectively sell equity real estate. Once management identifies a real estate property to be sold and commences a plan for marketing the property, the property is classified as to be disposed of and a valuation allowance is established and periodically revised, if necessary, to adjust the carrying value of the property to reflect the lower of its current carrying value or the fair value, less associated selling costs. (See Note 5 to the Consolidated Financial Statements). Increases in such valuation allowances are recorded as realized investment losses and, accordingly, are reflected in the Company's results of operations. Real estate classified as to be disposed of may also be net of impairment adjustments recorded prior to the time such real estate was designated for sale or at the time of foreclosure if acquired in satisfaction of debt. At June 30, 1998 and December 31, 1997, 1996 and 1995, the carrying value of real estate to be disposed of was $339.1 million, $621.2 million, $434.8 million and $717.4 million, or 3.2%, 5.9%, 4.2% and 6.7% of invested assets at such dates, respectively. The aforementioned carrying values are net of valuation allowances of $45.2 million, $82.7 million, $46.0 million and $49.1 million, respectively. In addition, the carrying value of real estate to be disposed of at such dates is net of $113.9 million, $182.3 million, $120.1 million and $136.7 million of impairment adjustments, respectively. For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, such increases in valuation allowances aggregated $1.4 million, $63.8 million, $16.8 million and $39.5 million, respectively. Because the carrying value of real estate to be disposed of is adjusted to reflect the aforementioned valuation allowances, management expects that the net proceeds from sales of real estate will not be materially different from the carrying value of such real estate on a GAAP basis. However, there can be no assurance that increases in valuation allowances will not be required in the future or that future sales of real estate will not be made at amounts below recorded GAAP carrying value which may have a material effect on the Company's financial position and results of operations.

     In addition, as a result of differences between SAP and GAAP, the carrying value of real estate on a SAP basis exceeds the carrying value of such investments on a GAAP basis. Accordingly, management expects to incur losses on a SAP basis as a result of anticipated real estate sales, which losses could materially affect the Company's statutory-basis surplus and net income. Although there can be no assurance, the Company believes that any such impact on statutory surplus will be partially offset by the release of the statutory investment reserves established by the Company and expected future statutory net income. The Company will monitor the results of its real estate sales strategy and its ongoing effect on statutory surplus. The GAAP carrying value of real estate to be disposed of was $339.1 million at June 30, 1998 (or 3.2% of general account invested assets), which amount is net of impairment adjustments and valuation allowances aggregating approximately $113.9 million and $45.2 million, respectively. There can be no assurance as to whether, when or for what amounts any real estate that is classified to be disposed of will actually be disposed of. For the six-month period ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995 the GAAP carrying value of real estate sold was approximately $317.0 million, $346.3 million, $414.1 million and $273.2 million, respectively. For the six-month period ended

June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, the SAP carrying value of real estate sold was approximately $428.5 million, $395.0 million, $449.1 million and $299.3 million, respectively. See "Risk
Factors -- Risk of Further Losses on Real Estate; Risk with Respect to Commercial Mortgage Loans", "-- Investment Impairments and Valuation Allowances" and Note 20 to the Consolidated Financial Statements.

     The following table analyzes the Company's real estate sales (both commercial and agricultural) on a GAAP basis during the periods indicated.

                               REAL ESTATE SALES

                                                  FOR THE SIX
                                                  MONTHS ENDED
                                                    JUNE 30,      FOR THE YEAR ENDED DECEMBER 31,
                                                  ------------    --------------------------------
                                                      1998          1997        1996        1995
                                                  ------------    --------    --------    --------
                                                                  ($ IN MILLIONS)
Sales proceeds..................................     $428.1        $433.9      $456.9      $301.5
Carrying value before impairment adjustments and
  valuation allowance...........................      431.2         462.3       519.2       373.7
Impairment adjustments..........................      (74.3)        (88.9)      (85.2)      (87.4)
Valuation allowances............................      (39.9)        (27.1)      (19.9)      (13.1)
                                                     ------        ------      ------      ------
Carrying value at date of sale..................     $317.0        $346.3      $414.1      $273.2
                                                     ======        ======      ======      ======
Gain (loss).....................................     $111.1        $ 87.6      $ 42.8      $ 28.3
                                                     ======        ======      ======      ======

     The Company sold 49 commercial real estate properties and one agricultural real estate property during the first six months of 1998, 60 commercial real estate properties and two agricultural real estate properties in 1997, 40 commercial real estate properties and five agricultural real estate properties in 1996 and 43 commercial real estate properties and four agricultural real estate properties in 1995.

     Most of the proceeds from real estate sales have been invested in investment grade public bonds. This has served to make the overall asset portfolio somewhat more sensitive to changes in interest rates. It has also served to reduce exposure to an illiquid asset class, real estate, and increase exposure to a more liquid asset class, investment grade public bonds.

REMIC TRANSACTION

     On September 28, 1995, the Company created a real estate mortgage investment conduit ("REMIC") in compliance with Sections 860A through 860G of the Code. The REMIC issued to third party investors two classes of notes, each in the aggregate principal amount of approximately $43.4 million, for a total of $86.8 million. The collateral for the notes consisted of a segregated pool of 85 conventional, primarily fixed rate commercial and multi-family mortgage loans that the Company transferred to the REMIC for the purposes of this transaction. The aggregate principal balance of the mortgages transferred to the REMIC was approximately $434 million. The Class A-1 notes bore interest at a rate equal to the monthly London Interbank Offered Rate ("LIBOR") plus 25 basis points and matured one year after their original issue date; and the Class A-2 notes bore interest at a rate equal to monthly LIBOR plus 31.5 basis points and matured two years after their original issue date. Both notes were subject to a maximum annual interest rate of 14%. In 1996, the Class A-1 notes in the amount of $43.4 million were repaid and the Class A-2 notes were repaid in September 1997.

EQUITY SECURITIES

     The Company's equity securities primarily consist of investments in common stocks and limited partnership interests. The Company's investments in common stocks are classified as available for sale and are reported at estimated fair value. Unrealized gains and losses on common stocks are reported as a separate component of other comprehensive income, net of deferred income taxes and an adjustment for the effect on DAC that would have occurred if such gains and losses had been realized. The Company's investments in limited partnership interests, all of which represent an ownership interest between 3% and 50%, are accounted for in accordance with the equity method of accounting. See Note 5 to the Consolidated Financial Statements.

     Substantially all the common stocks owned by the Company are publicly traded on national securities exchanges. The Company's investments in equity securities represented 3.5%, 3.2% and 2.9% of invested assets at June 30, 1998 and December 31, 1997 and 1996, respectively. The Company achieved a total return on its investments in equity securities of 24.2%, 28.0%, 34.4% and 30.5% for the six-month period ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, respectively. The Company defines total return as the percentage obtained by dividing the summation of realized and unrealized gains and losses and dividends by the average market value of the portfolio during the period. Proceeds on the sale of common stocks totaled $93.9 million, $234.1 million, $164.7 million and $58.6 million which resulted in net realized gains of $18.5 million, $39.7 million, $31.4 million and $11.9 million for the six-month period ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, respectively.

     The following table presents the carrying values of the Company's investments in common stocks and limited partnership interests at the dates indicated. Included in common stocks at June 30, 1998 and December 31, 1997 and 1996 are $0.8 million, $0.8 million and $6.3 million, respectively, of non-marketable private equity securities.

                        INVESTMENTS IN EQUITY SECURITIES

                                                  AS OF JUNE 30,        AS OF DECEMBER 31,
                                                  --------------    --------------------------
                                                       1998          1997      1996      1995
                                                  --------------    ------    ------    ------
                                                                ($ IN MILLIONS)
Common stocks...................................      $211.2        $191.4    $170.9     151.3
Limited partnership interests...................       166.9         146.4     134.3     115.7
                                                      ------        ------    ------    ------
          Total.................................      $378.1        $337.8    $305.2    $267.0
                                                      ======        ======    ======    ======

     The following table presents the Company's total return on its investment in equity securities for the six-month period ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995.

                   RETURN ON INVESTMENTS IN EQUITY SECURITIES

                                                         FOR THE SIX
                                                         MONTHS ENDED     FOR THE YEAR ENDED
                                                           JUNE 30,          DECEMBER 31,
                                                         ------------    --------------------
                                                             1998        1997    1996    1995
                                                             ----        ----    ----    ----
Common stocks..........................................      15.9%       20.5%   21.5%   27.0%
                                                             ====        ====    ====    ====
Limited partnership interests..........................      35.0%       37.5%   51.1%   33.9%
                                                             ====        ====    ====    ====
          Total........................................      24.2%       28.0%   34.4%   30.5%
                                                             ====        ====    ====    ====

     At June 30, 1998 and December 31, 1997 the Company had investments in approximately 43 and 36 different limited partnerships which represented 1.6% ($166.9 million) and 1.4% ($146.4 million), respectively, of the Company's general account invested assets. Investment results for the portfolio are dependent upon, among other things, general market conditions for initial and secondary offerings of common stock. For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995 investment income from investments in limited partnership interests was approximately $18.9 million, $49.0 million, $50.5 million and $42.3 million, respectively, representing 5.3%, 6.7%, 6.7% and 5.8%, respectively, of the net investment income for such periods. For the same time periods, the Company achieved total returns on its investments in limited partnership interests of 35.0%, 37.5%, 51.1% and 33.9%, respectively. There can be no assurance that the recent level of investment returns achieved on limited partnership investments can be sustained in the future, and the failure to do so could have a material adverse effect on the Company's financial position and results of operations.

INVESTMENT IMPAIRMENTS AND VALUATION ALLOWANCES

     The cumulative asset specific impairment adjustments and provisions for valuation allowances that were recorded as of the end of each period are shown in the table below and are reflected in the corresponding asset values discussed above.

                CUMULATIVE IMPAIRMENT ADJUSTMENTS ON INVESTMENTS

                                                            AS OF JUNE 30,    AS OF DECEMBER 31,
                                                            --------------    ------------------
                                                                 1998          1997       1996
                                                            --------------    -------    -------
                                                                      ($ IN MILLIONS)
Fixed maturities..........................................      $ 10.0        $  7.3     $ 23.1
Equity securities.........................................        14.9          17.8       13.8
Mortgages.................................................        27.3          27.4       29.9
Real estate(1)............................................       169.7         244.0      326.2
Other.....................................................         0.0           0.0        0.0
                                                                ------        ------     ------
          Total...........................................      $221.9        $296.5     $393.0
                                                                ======        ======     ======

---------------
(1) Includes $62.9 million, $110.0 million and $191.6 million at June 30, 1998, and December 31, 1997 and 1996, respectively, relating to impairments taken upon foreclosure of mortgage loans.

         CUMULATIVE PROVISIONS FOR VALUATION ALLOWANCES ON INVESTMENTS

                                                            AS OF JUNE 30,    AS OF DECEMBER 31,
                                                            --------------    ------------------
                                                                 1998          1997       1996
                                                            --------------    -------    -------
                                                                      ($ IN MILLIONS)
Fixed maturities..........................................      $  0.0        $  0.0     $  0.0
Equity securities.........................................         0.0           0.0        0.0
Mortgages.................................................        51.2          54.9       67.0
Real estate...............................................        45.2          82.7       46.0
Other.....................................................         0.0           3.5        2.9
                                                                ------        ------     ------
          Total...........................................      $ 96.4        $141.1     $115.9
                                                                ======        ======     ======

             TOTAL CUMULATIVE IMPAIRMENT ADJUSTMENTS AND PROVISIONS
                    FOR VALUATION ALLOWANCES ON INVESTMENTS

                                                            AS OF JUNE 30,    AS OF DECEMBER 31,
                                                            --------------    ------------------
                                                                 1998          1997       1996
                                                            --------------    -------    -------
                                                                      ($ IN MILLIONS)
Fixed maturities..........................................      $ 10.0        $  7.3     $ 23.1
Equity securities.........................................        14.9          17.8       13.8
Mortgages.................................................        78.5          82.3       96.9
Real estate...............................................       214.9         326.7      372.2
Other.....................................................         0.0           3.5        2.9
                                                                ------        ------     ------
          Total...........................................      $318.3        $437.6     $508.9
                                                                ======        ======     ======

     All of the Company's fixed maturity and equity securities are classified as available for sale and, accordingly, are marked to market, with unrealized gains and losses excluded from earnings and reported as a separate component of equity. Securities whose value is deemed other than temporarily impaired are written down to fair value. The writedowns are recorded as realized losses and included in earnings. The cost basis of such securities is adjusted to fair value. The new cost basis is not changed for subsequent recoveries in value. For the six month period ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995 such writedowns aggregated $3.3 million, $10.2 million, $4.5 million and $6.7 million, respectively.

     At June 30, 1998 and December 31, 1997, 8.3% ($892.1 million) and 8.7%
($914.9 million), respectively, of the Company's general account invested assets consisted of commercial mortgage loans. Commercial mortgage loans are stated at their unpaid principal balances, net of valuation allowances for impairment. The Company provides valuation allowances for commercial mortgage loans when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Increases in such valuation allowances are recorded as realized investment losses and, accordingly, are reflected in the Company's results of operations. For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, such increases (decreases) in valuation allowances aggregated $(0.2) million, $0.4 million, ($4.2) million and $3.1 million, respectively. The carrying value of commercial mortgage loans at June 30, 1998 was $892.1 million, which amount is net of $72.3 million representing management's best estimate of cumulative impairment losses at such date. However, there can be no assurance that additional provisions for impairment adjustments with respect to the real estate held for investment will not need to be made. Any such adjustments may have a material adverse effect on the Company's financial position and results of operations.

     The carrying value of real estate held for investment is generally adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such impairment adjustments are recorded as realized investment losses and, accordingly, are reflected in the Company's results of operations. For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, such impairment adjustments aggregated $0.0 million, $0.0 million, $3.8 million and $0.0 million, respectively. At June 30, 1998 and December 31, 1997 and 1996, the carrying value of real estate held for investment was $452.5 million, $495.9 million and $1,070.4 million, or 4.2%, 4.7% and 10.2% of invested assets at such dates, respectively. The aforementioned carrying values are net of cumulative impairments of $55.8 million, $61.7 million and $206.1 million, respectively, and net of accumulated depreciation of $226.2 million, $239.3 million and $427.5 million, respectively. However, there can be no assurance that additional provisions for impairment adjustments with respect to real estate held for investment will not need to be made. Any such adjustments may have a material adverse effect on the Company's financial position and results of operations.

     The carrying value of real estate to be disposed of at June 30, 1998, December 31, 1997 and 1996 was $339.1 million, $621.2 million and $434.8 million, net of impairment adjustments of $113.9 million, $182.3 million and $120.1 million, valuation allowances of $45.2 million, $82.7 million and $46.0 million, and accumulated depreciation of $122.1 million, $255.1 million and $90.3 million, respectively. Once management identifies a real estate property to be sold and commences a plan for marketing the property, the property is classified as to be disposed of and a valuation allowance is established and periodically revised, if necessary, to adjust the carrying value of the property to reflect the lower of its current carrying value or the fair value, less associated selling costs (See Note 5 to the Consolidated Financial Statements). Increases in such valuation allowances are recorded as realized investment losses and, accordingly, are reflected in the Company's results of operations. For the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, such increases in valuation allowances aggregated $1.4 million, $63.8 million, $16.8 million and $39.5 million, respectively. See "-- Equity Real Estate -- Real Estate Sales".

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The names of the directors and executive officers of the Holding Company and MONY upon completion of the Offerings and their respective ages and positions are as follows:

                NAME                   AGE                        POSITION
                ----                   ---                        --------
Michael I. Roth......................  52    Chairman of the Board, Chief Executive Officer and
                                               Director
Samuel J. Foti.......................  46    President, Chief Operating Officer and Director
Richard Daddario.....................  51    Executive Vice President and Chief Financial
                                               Officer
Kenneth M. Levine....................  52    Executive Vice President, Chief Investment Officer
                                               and Director
Thomas J. Conklin....................  52    Senior Vice President and Secretary
Richard E. Connors...................  46    Senior Vice President of MONY
Phillip A. Eisenberg.................  55    Senior Vice President and Chief Actuary of MONY
Stephen J. Hall......................  51    Senior Vice President of MONY
Richard E. Mulroy, Jr. ..............  53    Senior Vice President and General Counsel
Victor Ugolyn........................  50    Senior Vice President of MONY
Francis J. Waldron...................  54    Senior Vice President of MONY
Claude M. Ballard, Jr.(1)............  69    Director
Tom H. Barrett.......................  68    Director
David L. Call........................  66    Director
G. Robert Durham.....................  69    Director
James B. Farley......................  68    Director
Robert Holland, Jr. .................  58    Director
James L. Johnson.....................  71    Director
Robert R. Kiley......................  63    Director
John R. Meyer........................  70    Director
Jane C. Pfeiffer.....................  66    Director
Thomas C. Theobald...................  61    Director

---------------
(1) Mr. Ballard is serving as the representative of the Investors pursuant to the Investment Agreement. See "Certain Provisions of the Investment -- Board Representation".

     The Holding Company Board currently consists of 14 directors, divided into three classes. The initial term of the first class will expire at the annual meeting of stockholders to be held in 1999, the initial term of the second class will expire at the annual meeting of stockholders in 2000 and the initial term of the third class will expire at the annual meeting of stockholders in 2001. Messrs. Ballard, Durham, Johnson, Levine and Meyer are members of the first class, Messrs. Barrett, Call, Farley, Foti and Mrs. Pfeiffer are members of the second class and Messrs. Holland, Kiley, Roth and Theobald are members of the third class. At each annual meeting of stockholders, directors will be elected for a three-year term to succeed the directors whose terms are then to expire. See "Certain Provisions of the Amended and Restated Certificate of Incorporation and the By-laws of the Holding Company".

     The Holding Company Board has an Audit Committee composed of Messrs. Barrett, Durham, Farley, Kiley, Meyer and Theobald, none of whom is an officer or employee of the Holding Company. The Audit Committee recommends to the Holding Company Board the selection of independent certified public accountants to audit annually the books and records of the Holding Company, reviews the activities and the reports of the independent certified public accountants and reports the results of such review to the Holding Company's Board. The Audit Committee also considers the adequacy of the Holding Company's internal controls and internal auditing methods and procedures.

     The Holding Company has a Human Resources Committee composed of Messrs. Durham, Farley, Holland, Johnson and Meyer, none of whom is an officer or employee of the Holding Company, which, as authorized by the Holding Company Board, makes determinations with respect to non-cash compensation to officers, directors and employees of the Holding Company, including with respect to awards pursuant to the Holding Company's benefit plans.

     The Holding Company has a Public Affairs Committee composed of Messrs. Call, Holland, Kiley, Theobald and Mrs. Pfeiffer, none of whom is an officer or employee of the Holding Company, which, as authorized by the Holding Company Board, reviews policies, programs and practices that are consistent with the Holding Company's social obligations to its employees, society and especially the communities of its major locations.

     Pursuant to the Investment Agreement, the Investors have been granted Board representation rights. The Holding Company and MONY have agreed to use their best efforts to cause one of the persons proposed by the Investors and selected by MONY or the Holding Company, as the case may be, to be elected to its Board. Claude M. Ballard, Jr., is currently the Board member designated by the Investors pursuant to these representation rights.

     The Investors have agreed to not propose any person who (i) at the time of such proposal is either a member of the board of directors or board of trustees or a senior officer of an entity engaged in the Life Insurance Business (as defined in the Investment Agreement), or (ii) is not qualified to serve as a trustee or director pursuant to the By-laws of MONY or the Holding Company, as the case may be. The Investors' Board representation rights granted by the Investment Agreement will terminate at such time when the Investors and their subsidiaries and affiliates in the aggregate no longer own an aggregate amount of Warrants and Convertible Preferred Stock representing the right to acquire Common Stock and/or Common Stock equal to at least 5% of the voting power of the Common Stock on an as exercised and as converted basis.

     Officers of the Holding Company are elected annually and serve until their retirement, resignation, death or removal.

     DIRECTORS AND EXECUTIVE OFFICERS. Set forth below is a description of the business positions during at least the past five years for the directors of the Holding Company, the executive officers of the Holding Company and MONY and the trustees of MONY. Except for Messrs. Roth, Foti and Levine who have been directors of the Holding Company since it was incorporated, each of the directors has been a director of the Holding Company since August 5, 1998.

     Michael I. Roth is Chairman of the Board and Chief Executive Officer of the Holding Company. He is Chairman of the Board (since July 1993) and Chief Executive Officer (since January 1993) of MONY and has been a Trustee since May 1991. Mr. Roth is also a director of the following subsidiaries of MONY: MONY Life Insurance Company of America (since July 1991), 1740 Advisers, Inc. (since December 1992) and MONY CS, Inc. (since December 1989). He has also served as MONY's President and Chief Executive Officer (from January 1993 to July 1993), President and Chief Operating Officer (from January 1991 to January 1993) and Executive Vice President and Chief Financial Officer (from March 1989 to January
1991). Mr. Roth has been with MONY for 9 years. Mr. Roth also served on the board of directors of the American Council of Life Insurance and serves on the boards of directors of the Life Insurance Council of New York, Insurance Marketplace Standards Association, Enterprise Foundation (a charitable foundation not affiliated with the Enterprise Group of Funds which develops housing), Life Office Management Association, Metropolitan Development Association of Syracuse and Central New York, Enterprise Group of Funds, Inc., Enterprise Accumulation Trust, Pitney Bowes, Inc. and Promus Hotel Corporation.

     Samuel J. Foti is President and Chief Operating Officer of the Holding Company. He is President and Chief Operating Officer (since February 1994) of MONY and has been a Trustee since

January 1993. Mr. Foti is also a director of the following subsidiaries of MONY:
MONY Life Insurance Company of America (since October 1989), MONY Brokerage, Inc. (since January 1990), MONY International Holdings, Inc. (since October
1994), MONY Life Insurance Company of the Americas, Ltd., (since December 1994) and MONY Bank & Trust Company of the Americas, Ltd. (since December 1994). He has also served as MONY's Executive Vice President (from January 1991 to February 1994) and Senior Vice President (from April 1989 to January 1991). Mr. Foti has been with MONY for 10 years. Mr. Foti also serves on the board of directors of the Life Insurance Marketing and Research Association, where he served as Chairman from October 1996 through October 1997, Enterprise Group of Funds, Inc., Enterprise Accumulation Trust and The American College.

     Richard Daddario is Executive Vice President and Chief Financial Officer of the Holding Company. He is Executive Vice President and Chief Financial Officer (since April 1994) of MONY. Mr. Daddario is also a director of the following subsidiaries of MONY: MONY Life Insurance Company of America (since October
1989), MONY Brokerage, Inc. (since June 1997) and MONY Life Insurance Company of the Americas, Ltd. (since December 1997). He has also served as MONY's Chief Financial Officer (from January 1991 to present) and Senior Vice President (from July 1989 to April 1994). Mr. Daddario has been with MONY for 9 years.

     Kenneth M. Levine is Executive Vice President and Chief Investment Officer of the Holding Company. He is Executive Vice President (since February 1990) and Chief Investment Officer (since January 1991) of MONY and has been a Trustee since May 1994. Mr. Levine is also a director of the following subsidiaries of
MONY: MONY Life Insurance Company of America (since July 1991), 1740 Advisers, Inc. (since December 1989), MONY Funding, Inc. (since October 1991), MONY Realty Partners, Inc. (since October 1991) and 1740 Ventures, Inc. (since October
1991). He has also served as MONY's Senior Vice President -- Pensions (from January 1988 to February 1990). Prior to that time, Mr. Levine held various management positions within MONY. Mr. Levine has been with MONY for 25 years.

     Thomas J. Conklin is Senior Vice President and Secretary of the Holding Company. He is Senior Vice President and Secretary of MONY (since March 1989). Mr. Conklin was Vice President and Corporate Secretary of MONY (from January 1988 to February 1989) and prior to that time held several positions with MONY. Mr. Conklin has been with MONY for 13 years.

     Richard E. Connors is Senior Vice President of MONY (since February 1994). Mr. Connors is also a director of the following subsidiaries of MONY: MONY Life Insurance Company of America (since June 1994) and MONY Brokerage, Inc. (since May 1994). He has also served as MONY's Regional Vice President -- Western Region (from June 1991 to February 1994), Vice President -- Small Business Marketing (from January 1990 to June 1991) and Vice President -- Manpower Development (from March 1988 to January 1990). Mr. Connors has been with MONY for 10 years.

     Phillip A. Eisenberg is Senior Vice President and Chief Actuary of MONY (since April 1993). Mr. Eisenberg is also a director of the following subsidiary of MONY: MONY Life Insurance Company of America (since June 1997). He has also served as MONY's Vice President -- Individual Financial Affairs (from January 1989 to March 1993). Prior to that time, Mr. Eisenberg held various positions within MONY. Mr. Eisenberg has been with MONY for 34 years.

     Stephen J. Hall is Senior Vice President of MONY (since February 1994). Mr. Hall is also a director of the following subsidiaries of MONY: MONY Life Insurance Company of America (since July 1991) and MONY Brokerage, Inc. (since October 1991). He has also served as MONY's Vice President & Chief Marketing Officer (from November 1990 to February 1994) and prior to that time was manager of MONY's Boise, Idaho insurance agency. Mr. Hall has been with MONY for 24 years.

     Richard E. Mulroy, Jr. is Senior Vice President and General Counsel of the Holding Company. He is Senior Vice President and General Counsel of MONY (since April 1992). He has also served as Vice President and Deputy General Counsel (from 1987 to April 1992). Prior to that time,

Mr. Mulroy served as legal counsel in the Law Department of MONY. Mr. Mulroy has been with MONY for 26 years.

     Victor Ugolyn is Senior Vice President of MONY (since May 1991). He is also Chairman and Chief Executive Officer of Enterprise Capital Management, Inc. (since May 1991); Enterprise Group of Funds, Inc. (since May 1991); Enterprise Accumulation Trust (since September 1994); and Enterprise Fund Distributors, Inc.; Chairman of MONY Securities Corp. (since May 1991); and Chairman and President of Enterprise International Group of Funds (since October 1994). Mr. Ugolyn is also a Director of the following subsidiaries or affiliates of MONY:
Enterprise Capital Management, Inc. (since May 1991); Enterprise Group of Funds, Inc. (since May 1991), Enterprise Accumulation Trust (since September 1994), Enterprise Fund Distributors, Inc. (since May 1991), MONY Securities Corp. (since May 1991), MONY Life Insurance Company of the Americas, Ltd. (since October 1994), MONY Bank & Trust Company of the Americas, Ltd. (since December
1994) and Enterprise International Group of Funds (since October 1994). Mr. Ugolyn has been with MONY for 8 years.

     Francis J. Waldron is Senior Vice President -- International Operations and Development of MONY (since February 1994). He has also served as a Regional Vice President (from January 1991-February 1994). Prior to that time, Mr. Waldron held several positions with MONY. Mr. Waldron is also a director and President of the following subsidiaries of MONY: MONY International Holdings, Inc. (since October 1994), MONY Life Insurance Company of the Americas, Ltd. (since December
1994), MONY Bank & Trust Company of the Americas, Ltd. (since December 1994) and a director of MONY International Life Insurance Co. Seguros de Vida S.A. (since September 1995). Mr. Waldron has been with MONY for 30 years.

     Claude M. Ballard, Jr. has been a director of the Holding Company since August 5, 1998. Mr. Ballard has been a Trustee of MONY since July 1990. Mr. Ballard has been a Limited Partner and Consultant at The Goldman Sachs Group, L.P. since 1988, General Partner from 1981 to 1988 and Chairman of Merit Equity Partners, Inc., a property acquisition and management company, since July 1989. He serves on the board of directors of Bedford Property Investors, Inc. (a real estate investment trust), CBL & Associates Properties, Inc. (a real estate investment trust), Taubman Centers, Inc. (a real estate investment trust) and Horizon Hotels, Ltd. The Investors and Goldman Sachs, one of the representatives of the Underwriters, are affiliates of The Goldman Sachs Group, L.P. Mr. Ballard currently is the Board member designated by the Investors pursuant to the Investment Agreement. See "Certain Provisions of the Investment -- Board Representation".

     Tom H. Barrett has been a director of the Holding Company since August 5, 1998. Mr. Barrett has been a Trustee of MONY since July 1990. Mr. Barrett is a Partner in American Industrial Partners, a private investment partnership since 1992. Mr. Barrett retired from The Goodyear Tire & Rubber Company in December 1993, after serving as Chairman of the Board, President and Chief Executive Officer of The Goodyear Tire & Rubber Company from April 1989 to July 1991 and President and Chief Executive Officer from December 1988 to April 1989. He serves on the board of directors of Air Products and Chemicals, Inc., A.O. Smith Corporation and Rubbermaid, Incorporated.

     David L. Call has been a director of the Holding Company since August 5, 1998. Mr. Call has been a Trustee of MONY since January 1993. Mr. Call is Ronald
P. Lynch Dean Emeritus, Cornell University, College of Agriculture and Life Sciences since 1995. Prior to that time, Mr. Call was Dean of the College of Agriculture and Life Sciences. He serves on the board of directors of Seneca Foods Corporation.

     G. Robert Durham has been a director of the Holding Company since August 5, 1998. Mr. Durham has been a Trustee of MONY since June 1988. Mr. Durham retired from Walter Industries, Inc., a home building and financing, natural resources and industrial manufacturing company, in May 1996, after serving as Chairman of the Board and Chief Executive Officer from June 1991 to May 1996. Prior to that time, Mr. Durham held various executive management positions with Phelps Dodge Corporation, a mining company, serving as President, Chairman of the Board and Chief Executive Officer until his retirement in June 1989. He serves on the board of directors of The FINOVA Group, Inc., Amphenol Corporation and Homestake Mining Company.

     James B. Farley has been a director of the Holding Company since August 5, 1998. Mr. Farley has been a Trustee of MONY since October 1988. Mr. Farley retired from MONY in January 1994, after serving as Chairman of the Board from January 1993 to July 1993. Prior to that time, Mr. Farley held the position of Chairman of the Board and Chief Executive Officer from January 1991 to January 1993, Chairman of the Board, Chief Executive Officer and President from April 1989 to January 1991, and President and Chief Operating Officer from October 1988 to April 1989 with MONY. He was Senior Chairman from 1985 to 1988 of Booz, Allen & Hamilton, a consulting firm. Mr. Farley serves on the board of directors of Ashland, Inc. and Harrah's Entertainment, Inc.

     Robert Holland, Jr. has been a director of the Holding Company since August 5, 1998. Mr. Holland has been a Trustee of MONY since May 1990. Mr. Holland is the owner and Chief Executive Officer of WorkPlace Integrators, an office furniture manufacturing company, since December 1996. Prior to that time, Mr. Holland was the President and Chief Executive Officer of Ben & Jerry's Homemade, Inc., an ice cream company, from February 1995 to October 1996, Chairman of the Board of Gilreath Manufacturing Company, a plastic injection molding manufacturing company, from 1990 to 1991 and Vice President of Business Development from 1988 to 1990. Mr. Holland serves on the board of directors of AC Nielsen Corporation, Frontier Corporation, Henry Ford Health System, Olin Corporation and Tricon Global Restaurants, Inc. and on the Advisory Board of Boardroom Consultants.

     James L. Johnson has been a director of the Holding Company since August 5, 1998. Mr. Johnson has been a Trustee of MONY since October 1986. Mr. Johnson is Chairman Emeritus of GTE Corporation, a telecommunications company, having served as Chairman and Chief Executive Officer from April 1988 to May 1992. Prior to that time, Mr. Johnson held various executive management positions with GTE Corporation. Mr. Johnson serves on the board of directors of CellStar Corporation, The FINOVA Group, Inc., GTE Corporation, Harte-Hanks Communications, Inc., Valero Energy Corp. and Walter Industries, Inc.

     Robert R. Kiley has been a director of the Holding Company since August 5, 1998. Mr. Kiley has been a Trustee of MONY since November 1995. Mr. Kiley is the President and Chief Executive Officer of the New York City Partnership and Chamber of Commerce, Inc. since May 1995. Mr. Kiley is a Principal of Kohlberg & Co. since April 1994. Prior to that time, Mr. Kiley was President and Chief Executive Officer of Fischback Corp., an electrical and mechanical contracting company, from January 1991 to October 1994 and Chairman and Chief Executive Officer of the Metropolitan Transportation Authority of New York from November 1983 to December 1990. Mr. Kiley serves on the board of directors of the New York City Partnership and Chamber of Commerce, Inc.

     John R. Meyer has been a director of the Holding Company since August 5, 1998. Mr. Meyer has been a Trustee of MONY since December 1972. Mr. Meyer is Professor Emeritus, Harvard University since January 1997. Prior to that time, Mr. Meyer was a Professor at Harvard University from July 1973 to January 1997. Mr. Meyer serves on the board of directors of AC Nielsen Corporation, Union Pacific Corporation and Union Pacific Railroad Company.

     Jane C. Pfeiffer has been a director of the Holding Company since August 5, 1998. Mrs. Pfeiffer has been a Trustee of MONY since November 1988. Mrs. Pfeiffer is an independent management consultant. Mrs. Pfeiffer serves on the board of directors of Ashland, Inc., International Paper Company and J.C. Penney Company, Inc. She is a trustee of the University of Notre Dame and a member of The Council on Foreign Relations.

     Thomas C. Theobald has been a director of the Holding Company since August 5, 1998. Mr. Theobald has been a Trustee of MONY since May 1990. Mr. Theobald is managing director, William Blair Capital Partners, L.L.C., an investment firm, since September 1994. Prior to that time,

Mr. Theobald was Chairman of the Board of Continental Bank from August 1987 to August 1994. Mr. Theobald serves on the board of directors of Anixter International, Inc., U.S. Timberlands Company, L.P., Xerox Corp., LaSalle Partners, LaSalle US Realty Income and Growth Fund and Stein Roe & Farnham Mutual Funds.

COMPENSATION OF DIRECTORS

     Each director who is not an employee of the Holding Company or an affiliate of the Holding Company receives an annual retainer fee of $27,500 and each such director also receives a meeting fee of $1,200 for each meeting of the Holding Company Board. Additionally, each such director receives an annual retainer fee of $3,500 per committee on which such director serves as a member and each such member receives a meeting fee of $1,000 for each meeting of a committee. The Chairperson of a committee receives an additional annual retainer fee of $1,500.

  RESTRICTED STOCK

     As part of the Plan, the Holding Company Board may grant restricted stock to nonemployee directors of the Holding Company each year; provided, however, that the Holding Company Board may not grant restricted stock prior to the first anniversary of the Plan Effective Date, and the Holding Company Board must have the approval of the New York Superintendent before issuing Restricted Stock prior to the fifth anniversary of the Plan Effective Date. The Holding Company Board shall have discretion in determining the number of shares subject to each grant of restricted stock, provided that the fair market value (valued on the date of grant) of all shares granted to each nonemployee director during any calendar year does not exceed the lesser of (i) one-half of the directors' fees earned by such nonemployee director for the immediately preceding calendar year and (ii) $15,000, rounded upward to the nearest whole share. Grants of restricted stock shall be in lieu of cash payment of directors' fees equal in amount to the fair market value of the restricted stock granted. Each grant of restricted stock shall vest, based on the continued service of the grantee on the Holding Company Board, in three approximately equal installments on each of the first three anniversaries of the date of grant thereof. In the event of the termination of service on the Holding Company Board of a grantee by reason of disability or death, any restricted stock previously granted to such grantee will continue to vest as if the grantee's service had not terminated. In the event of the termination of service on the Holding Company Board of a grantee for any reason other than disability or death, any unvested restricted stock will be forfeited.

DIRECTOR RETIREMENT POLICY

     The Holding Company Board will continue for its members the retirement policy adopted by MONY for its Board of Trustees. Pursuant to that policy, directors serve until the attainment of age 70. The only exception to this policy is for directors who were elected as Trustees of MONY prior to May 1, 1989, Messrs. Johnson and Meyer, who are scheduled to retire on the first day of the month following the attainment of age 73. In addition, in order to maintain the continued guidance, leadership and expertise of the members of the Holding Company Board during the initial period after the Demutualization, directors scheduled to retire in 1999 or 2000 will be able to serve an additional two years.

EXECUTIVE COMPENSATION

     Since the formation of the Holding Company, none of its officers or other personnel has received any compensation from the Holding Company. All compensation has been paid by MONY. It is expected that after the Demutualization the executive officers of the Holding Company will continue to be paid only by MONY, with an allocation of their compensation to be made for services rendered to the Holding Company. The Holding Company will pay the amount of such allocation to MONY pursuant to a cost allocation agreement.

     The information set forth below describes the components of the total compensation of the Chief Executive Officer and the four other most highly compensated executive officers of MONY for services rendered during the fiscal year ended December 31, 1997 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                       ANNUAL COMPENSATION                           COMPENSATION
------------------------------------------------------------------   ------------
                        (b)                              (e)             (f)              (g)
         (a)                     (c)       (d)      OTHER ANNUAL         LTIP          ALL OTHER
       NAME AND                SALARY     BONUS    COMPENSATION(1)    PAYOUTS(2)    COMPENSATION(3)
  PRINCIPAL POSITION    YEAR     ($)       ($)           ($)             ($)              ($)
  ------------------    ----   -------   -------   ---------------   ------------   ---------------
Michael I. Roth, .....  1997   775,000   760,000       177,188        1,089,167         104,497
Chairman of the Board
and Chief Executive
Officer
Samuel J. Foti, ......  1997   585,000   475,000       122,073          695,833          71,926
President and Chief
Operating Officer
Kenneth M. Levine, ...  1997   400,000   330,000        85,746          640,000          47,731
Executive Vice
President and Chief
Investment Officer
Richard Daddario, ....  1997   325,000   225,000        42,173          421,666          41,158
Executive Vice
President and Chief
Financial Officer
Stephen J. Hall, .....  1997   330,000   250,000        32,718          161,333          38,985
Senior Vice President
of MONY

---------------
(1) Includes payments to Messrs. Roth, Foti, Levine, Daddario and Hall, respectively, of (i) interest with respect to awards made for the 1992-1994 and 1993-1995 performance cycles under MONY's Equity Share Plan in the amounts of $79,039, $52,334, $51,255, $31,616 and $9,295, and (ii)
    automobile allowances (including tax costs related to such allowances) in the amounts of $61,605, $55,649, $33,701, $9,894 and $22,923.

(2) Includes payments of awards under MONY's Equity Share Plan to Messrs. Roth, Foti, Levine, Daddario and Hall, respectively, of (i) $297,500, $175,000, $140,000, $105,000 and $45,500 with respect to the 1994-1996 performance cycle, (ii) $416,667, $270,833, $250,000, $166,666 and $83,333 with respect to the 1993-1995 performance cycle, and (iii) $375,000, $250,000, $250,000,
    $150,000 and $32,500 with respect to the 1992-1994 performance cycle.

(3) Includes payments to Messrs. Roth, Foti, Levine, Daddario and Hall, respectively, of (i) the part of premium paid by the Company for split dollar life insurance in the amounts of $29,497, $22,676, $12,731, $15,408 and $11,485, (ii) contributions to the Company's tax-qualified plans in the amounts of $5,392, $5,392, $8,000, $6,050 and $8,000, and (iii)
    contributions to the Company's non-qualified plan in the amounts of $69,608, $43,858, $27,000, $19,700 and $19,500.

  LONG-TERM INCENTIVE PLAN AWARDS IN LAST FISCAL YEAR

                                                                             ESTIMATED FUTURE PAYOUTS
                                                                        UNDER NON-STOCK PRICE BASED PLANS
            (a)                     (b)                  (c)            ----------------------------------
                                 NUMBER OF       PERFORMANCE OR OTHER      (d)         (e)         (f)
                             SHARES, UNITS OR    PERIOD UNTIL MATURA-   THRESHOLD     TARGET     MAXIMUM
           NAME               OTHER RIGHTS(#)       TION OR PAYOUT         ($)         ($)         ($)
           ----              -----------------   --------------------   ----------   --------   ----------
Michael I. Roth............        7,500              1997-1999          225,000     750,000    1,875,000
Samuel J. Foti.............        5,000              1997-1999          150,000     500,000    1,250,000
Kenneth M. Levine..........        2,500              1997-1999           75,000     250,000      625,000
Richard Daddario...........        2,500              1997-1999           75,000     250,000      625,000
Stephen J. Hall............        1,500              1997-1999           45,000     150,000      375,000

  RETIREMENT PLAN INFORMATION

     The following table shows the estimated annual retirement benefits payable at normal retirement age (generally age 65) to a person retiring with the indicated final average pay and years of credited service on a straight life annuity basis, under the Retirement Income Security Plan for Employees of The Mutual Life Insurance Company of New York (the "Retirement Plan"), as supplemented by the Excess Benefit Plan for MONY Employees (the "Excess Plan"), each as described below:

                                     ESTIMATED ANNUAL BENEFITS OF RETIREMENT
                                   WITH INDICATED YEARS OF CREDITED SERVICE(1)
                       --------------------------------------------------------------------
                                            YEARS OF CREDITED SERVICE
                       --------------------------------------------------------------------
  FINAL AVERAGE PAY       10          15          20          25          30          35
  -----------------    --------    --------    --------    --------    --------    --------
$350,000.............  $ 48,720    $ 73,080    $ 97,440    $121,800    $146,160    $170,520
$700,000.............  $101,220    $151,830    $202,440    $253,050    $303,660    $354,270
$1,050,000...........  $153,720    $230,580    $307,440    $253,050    $461,160    $538,020
$1,400,000...........  $206,220    $309,330    $412,440    $515,550    $618,660    $721,770
$1,750,000...........  $258,720    $388,080    $517,440    $646,800    $776,160    $905,520

---------------
(1) Estimated retirement benefit described above does not include the value of the executive's "employer contribution account".

     The annual retirement benefit under the Retirement Plan and the Excess Plan is generally equal to the product of (a) (i) a percentage of an executive's "final average pay" in excess of his or her "covered compensation" (i.e., the average of the social security taxable wage base for the 35 years up to the date the executive attains social security retirement age), plus (ii) a percentage (depending upon the executive's social security retirement age) of the executive's "final average pay" not in excess of his or her "covered compensation", and (b) the executive's years of credited service up to 35. "Final average pay" is defined as the highest average annual "compensation" of an executive for any 36 consecutive months in the 120 months of service prior to the executive's retirement. "Compensation" used to determine the retirement benefit under the Retirement Plan and the Excess Plan consists of the salary paid to an executive, including incentive compensation and salary deferrals to section 125 and section 401(k) plans, but excluding expense and tuition reimbursement, deferred compensation under MONY's Deferred Compensation Plan for Key Employees, amounts payable under the Equity Share Plan, fringe benefits, group life insurance premiums, moving expenses, prizes, hiring and referral bonuses, and disability payments. Such "compensation" is generally the same as the compensation reflected in columns (c) and (d) of the Summary Compensation Table. The Excess Plan is designed to provide benefits which eligible employees would have received under the Retirement Plan but for limits applicable under the Retirement Plan. The estimated "final average pay" of Messrs. Roth, Foti, Levine, Daddario and Hall under the Retirement Plan and the Excess Plan as of December 31, 1997 (assuming retirement as of such date) is $1,433,333, $915,000, $703,333, $510,000 and $605,000,
respectively, and the estimated years of credited service under the Retirement Plan and the Excess Plan as of such date for each of such Named Executive Officers is 9, 9, 25, 8 and 22 years, respectively.

  MONY EQUITY SHARE PLAN

     Under MONY's Equity Share Plan, MONY makes awards of equity share units to the Named Executive Officers and other designated officers of MONY relative to MONY's peer companies. The awards are subject to a three-year performance cycle. In connection with the award of the equity share units, MONY establishes a schedule which assigns a value to an equity share unit depending on the relative earnings of MONY during the performance cycle. As soon as practicable after the end of each performance cycle, the value of an equity share unit is determined based on such cumulative earnings. The aggregate value of the equity share units awarded to each executive with respect to a performance cycle is paid in three annual installments. The first of such payments is made immediately after the determination of the value of the equity share units. The second and third installments are paid, with interest, in the two succeeding years. In the event of a change of control of MONY (as defined below under "Employment and Change in Control Agreements"), each executive will receive a lump sum payment equal to the value of all outstanding equity share units (with the value of any equity share units for any uncompleted performance cycle determined as if MONY had achieved targeted performance for such cycle).

  HOLDING COMPANY STOCK INCENTIVE PLAN

     On August 14, 1998, the Holding Company adopted and MONY, as sole stockholder of the Holding Company, approved, the Holding Company 1998 Stock Incentive Plan (the "Stock Plan"). The Human Resources Committee of the Holding Company Board (the "Committee") will be responsible for administering the Stock Plan. Under the Stock Plan, the Committee may from time to time grant stock options to officers, key employees and agents of the Holding Company and its subsidiaries. Under the Stock Plan, the Committee must consist of two or more members, each of whom may be, to the extent deemed necessary by the Holding Company Board, a "nonemployee director" within the meaning of Rule 16b-3, as promulgated pursuant to the Exchange Act.

     The maximum number of shares of the Common Stock that may be issued under the Stock Plan is 5% of the total outstanding shares on the date of the Offerings. The shares to be issued under the Stock Plan may be unissued shares or treasury shares. Upon the occurrence of certain events that affect the Holding Company's capitalization, appropriate adjustments will be made in the number and kind of shares that may be issued under the Stock Plan in the future and in the number and kind of shares and price per share under all outstanding grants made before the event. If any grant is for any reason cancelled, terminated or otherwise settled without the issuance of some or all of the shares of Common Stock subject to the grant, such shares will be available for future grants. The Committee may not grant any stock options prior to the first anniversary of the date of the Offerings. Any grant of a stock option after the first anniversary and prior to the fifth anniversary of the Offerings shall be subject to the advance approval of the New York State Superintendent of Insurance.

     The Holding Company Board may terminate, suspend or amend (subject, in some cases, to the approval by the Holding Company's stockholders and, until the fifth anniversary of the Offerings, approval by the New York Superintendent) the Stock Plan at any time, but such termination, suspension or amendment may not adversely affect any stock options then outstanding under the Stock Plan without the consent of the recipients thereof. Unless terminated by action of the Holding Company Board, the Stock Plan will continue in effect until the tenth anniversary of the date of the Holding Company Board's adoption thereof, but stock options granted prior to such date shall continue in effect until they expire in accordance with their terms.

     The Committee may grant nonqualified stock options and stock options qualifying as incentive stock options under the Code. The exercise price per share of Common Stock subject to either a nonqualified stock option or an incentive stock option will be not less than the fair market value (as defined in the Stock Plan) of such share on the date of grant of such option. To exercise an option, the grantee may pay the exercise price in cash or, if permitted by the Committee, by delivering on the date of exercise other shares of Common Stock having an aggregate fair market value equal to the exercise price of the option.

     Each option will generally become exercisable on a cumulative basis in three approximately equal installments on each of the first three anniversaries of the date of grant thereof. The term of each option will be fixed by the Committee but may not be more than ten years from its date of grant.

     In the event of the termination of service of a grantee by reason of disability or death, any option previously granted to such grantee will continue to vest as if the grantee's service had not terminated. Any vested options may thereafter be exercised in full for a period of three years (or such shorter period as the Committee shall determine at the time of grant) or, if earlier, the expiration of the term of the options. In the event of the termination of service of a grantee for cause (as defined in the Stock Plan), any outstanding options granted to such grantee will be forfeited. In general, in the event of the termination of service of a grantee for any reason other than disability, death or for cause, any options granted to such grantee exercisable at the date of termination will remain exercisable for a period of 30 days (or, if earlier, the expiration of the term of the options).

  MONY'S ANNUAL INCENTIVE COMPENSATION PLAN

     All senior and corporate officers and selected key employees of MONY are eligible to participate in MONY's Annual Incentive Compensation Plan (the "Annual Incentive Plan"). Under the Annual Incentive Plan, performance objectives are established at the beginning of each calendar year for each sector and area of MONY as well as for each individual who is eligible to participate in the Annual Incentive Plan. Actual performance results at the end of each calendar year for each sector and area are used to establish a bonus pool for each sector and area, the size of which is determined by an area's or a sector's actual performance and the aggregate salaries of its participants. Each participant's individual performance with respect to such participant's individual performance objective is rated by an appropriate supervisor and an award from the bonus pool is determined from such ratings, with final approval made by senior management. Awards for certain senior officers are submitted to a committee of the MONY Board comprised of outside directors for approval in accordance with established policy. Cash payment is made to participants as soon as practicable after individual performance ratings have been determined and payment amounts approved. Individual awards range from 0% to 125% of base salary for full vice presidents and higher ranking officers and from 0% to 75% of base salary for functional vice presidents. In addition, a discretionary fund equal to 10% of all participants' base salaries is established and the Chairman of the MONY Board, at his discretion, administers this fund to provide participants with appropriate bonuses that would not otherwise be awarded under the Annual Incentive Plan.

  EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

     MONY has entered into employment agreements (the "Employment Agreements") with each of Messrs. Roth, Foti, Levine, Daddario and Hall. The current terms of the Employment Agreements are effective through December 31, 1998, and will be automatically extended for successive one-year terms unless MONY gives notice to the executive (within the period specified in the Employment Agreements) that it will not renew the Employment Agreement for another term.

     The Employment Agreements provide that the current base compensation of each executive will be adjusted in accordance with MONY's regular administrative practices generally applicable to its senior executives. Under the Employment Agreements, each executive will participate in MONY's Annual Incentive Compensation Plan and Equity Share Plan, will be entitled to participate in other incentive compensation plans and any employee benefits plans and programs generally available to senior executives of MONY, and will be entitled to perquisites and fringe benefits generally available to officers of their respective ranks at MONY.

     The Employment Agreements prohibit the executives from engaging in or advising, either directly or indirectly, any business which is substantially competitive with any business then actively conducted by MONY during the term of their employment and for a six-month period following termination. The executives are also prohibited from soliciting, either directly or indirectly, any person employed by MONY for one year following the termination of their employment, and are prohibited from divulging confidential information relating to MONY.

     The Employment Agreements provide that MONY will have the right at any time to terminate any executive's employment, and that any executive will have the right at any time to terminate his employment with MONY. Under the Employment Agreements, MONY will provide an executive with the following benefits in the event of termination by MONY other than for cause (as defined in the Employment Agreements) or by the executive for good reason (as defined in the Employment Agreements): (i) a lump-sum payment in an amount equal to (a) two times the executive's annual base compensation in effect on the date of termination, in the case of Messrs. Roth, Foti, and Levine, or (b) one time the executive's annual base compensation in effect on the date of termination, in the case of Messrs. Daddario and Hall, reduced in all cases by any severance payments made to the executive under any other employment contract or severance arrangement with MONY; (ii) any incentive compensation earned with respect to the calendar year immediately preceding the termination date but not yet paid, and incentive compensation with respect to the calendar year in which the termination date occurs, in each case in an amount determined by the Chief Executive Officer (or, in the case of the Chief Executive Officer, by the Holding Company Board) which will be not less than 50% of the executive's base compensation; (iii) at the discretion of the Chief Executive Officer, the value of the perquisites to which the executive is entitled immediately before the termination date and such other items as the Chief Executive Officer (or, in the case of the Chief Executive Officer, the Holding Company Board) will determine; and (iv) title to any MONY-furnished automobile. In addition, MONY will keep in effect, for the life of the executive whose employment is terminated other than for cause or for good reason, the split-dollar life insurance policy maintained for the executive immediately prior to termination, with MONY and the executive retaining their respective obligations to pay premiums in accordance with the terms of the policy.

     MONY has also entered into change in control employment agreements (collectively, the "Change in Control Agreements") with each of Messrs. Roth, Foti, Levine, Daddario and Hall and other executive officers of MONY, the provisions of which become effective if and when there is a Change in Control (as defined below) of MONY. The current terms of the Change in Control Agreements are effective through December 31, 2000, and will be automatically renewed for successive one-year terms unless MONY gives notice to the executive (within the period specified in the Change in Control Agreements) that it will not extend the expiration date. If a Change in Control occurs, the expiration date is automatically extended to the third anniversary of the last day of the month in which the Change in Control occurred.

     The Change in Control Agreements provide that the executives will continue to receive base compensation at a rate not less than the rate in effect immediately prior to the Change in Control, and that base compensation will be increased in accordance with the regular administrative practices in effect immediately prior to the Change in Control. The agreements further provide that the executives will be entitled to perquisites and fringe benefits equal to those attached to their positions immediately prior to the Change in Control, will continue to be full participants in all incentive compensation plans and all employee benefit plans and programs for senior executives in effect immediately prior to the Change in Control, and will be entitled to participate in any other incentive compensation plans and employee benefit plans and programs generally available to senior executives of MONY.

     The Change in Control Agreements provide that MONY will have the right at any time to terminate the executive's employment, and that the executive will have the right at any time to terminate his employment with MONY. Under the Change in Control Agreements, MONY will provide the executive with the following benefits in the event of termination by MONY other than for cause (as defined in the Change in Control Agreements) or by the executive for good reason (as defined in the Change in Control Agreements): (i) a lump-sum payment in an amount equal to three times the sum of (A) the executive's annual base compensation in effect on the date of termination and (B) the executive's average annual bonus over the preceding three fiscal years, such sum being reduced by any severance payments made to the executive under any other employment contract or severance arrangement with MONY; (ii) any incentive compensation payments awarded for a year prior to the year in which the termination date occurs but not paid as of the termination date; (iii) a specified pro rata portion of the bonus under MONY's Annual Incentive Compensation Plan that would have been earned for the year in which the termination date occurs; (iv) all amounts payable as of the termination date in accordance with the terms of MONY's Equity Share Plan (including all awards under any uncompleted three-year cycle thereunder); (v) in addition to all other amounts otherwise payable to the executive under the Retirement Income Security Plan and the Investment Plan Supplement, an amount equal to the aggregate present value of the retirement benefits that would have been payable to the executive under MONY's Retirement Income Security Plan, Investment Plan Supplement and Excess Benefit Plan, had his employment not been terminated; (vi) an amount equal to the aggregate present value of the additional costs that would have been incurred by MONY for medical and dental benefits, retiree medical benefits, and spouse or survivor's income benefits if the executive's employment had not been terminated; and (vii) continued coverage under various disability and life insurance programs.

     In the event of the death or disability (as defined in the Change in Control Agreements) of the executive, the Change in Control Agreements provide that the executive (or his representative) will be entitled to receive (i) amounts owed to the executive through his effective date of termination, and
(ii) a specified pro rata portion of all awards under MONY's Equity Share Plan and Annual Incentive Compensation Plan.

     The Change in Control Agreements also provide that, to the extent any payments to the executives would be subject to "golden parachute" excise taxes under Section 4999 of the Code, the executives will receive "gross-up" payments in order to make them whole with respect to such taxes and any related interest and penalties.

     For purposes of the Change in Control Agreements, a "Change in Control" is defined generally to include an acquisition of 20% or more of the voting stock of the Holding Company, a change in the majority of the members of the Holding Company Board that is not supported by two-thirds of the incumbent directors, approval by the shareholders of a merger or reorganization in which the Holding Company shareholders do not own at least 80% of the resulting entity, a sale of all or substantially all of the assets of the Holding Company or MONY, a dissolution of the Holding Company or MONY or adoption by the Holding Company Board of a resolution to the effect that any person has acquired effecting control of the Holding Company or MONY. The Demutualization will not constitute a Change in Control under the Change in Control Agreements.

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

     The following table sets forth certain information regarding the beneficial ownership of Common Stock by: (i) each person who the Holding Company believes will own beneficially more than 5% of the outstanding shares of Common Stock following the Offerings, (ii) each director, (iii) each of the executive officers and (iv) all directors and executive officers as a group. The number of shares of Common Stock beneficially owned by each director and all directors and executive officers as a group is based upon the number of shares each director and executive officer and certain persons and entities affiliated with each director and executive officer are estimated to receive as Eligible Policyholders under the Plan. Except as noted below, each stockholder listed below will have sole investment and voting power with respect to the shares beneficially held by it.

     Certain officers, directors and employees of MONY and of certain of its affiliates are also Eligible Policyholders and will, consequently, receive compensation as policyholders pursuant to the Plan. None of the executive officers and directors of the Holding Company or MONY is expected to receive more than 1/100 of one percent of the shares of Common Stock to be outstanding after the Offerings, and, as a group, the executive officers and directors of the Holding Company and MONY are expected to receive in the aggregate less than 1/200 of one percent of the shares of Common Stock to be outstanding after the Offerings. Under the Plan, the officers, directors and employees (including their family members and spouses) of MONY are restricted from acquiring any securities of MONY or the Holding Company until the fifth anniversary of the Plan Effective Date, except under limited circumstances, which include, with respect to the officers and employees of MONY, the acquisition of Common Stock through their participation in the Company's stock incentive plan, and with respect to non-employee directors of MONY, the acquisition of Common Stock through the Company's restricted stock plan.

                                                                 NUMBER OF SHARES
                                                                TO BE BENEFICIALLY       PERCENT
                            NAME                                      OWNED            OF CLASS(1)
                            ----                                ------------------     -----------
The Goldman Sachs Group, L.P.(2)............................       3,413,440             7.0
Michael I. Roth.............................................               *              *
Samuel J. Foti..............................................               *              *
Richard Daddario............................................               *              *
Kenneth M. Levine...........................................               *              *
Thomas J. Conklin...........................................               *              *
Richard E. Connors..........................................               *              *
Phillip A. Eisenberg........................................               *              *
Stephen J. Hall.............................................               *              *
Richard E. Mulroy, Jr. .....................................               *              *
Victor Ugolyn...............................................               *              *
Francis J. Waldron..........................................               *              *
Claude M. Ballard, Jr.(3)...................................               *              *
Tom H. Barrett..............................................               *              *
David L. Call...............................................               *              *
G. Robert Durham............................................               *              *
James B. Farley.............................................               *              *
Robert Holland, Jr. ........................................               *              *
James L. Johnson............................................               *              *
Robert R. Kiley.............................................               *              *
John R. Meyer...............................................               *              *
Jane C. Pfeiffer............................................               *              *

                                                                 NUMBER OF SHARES
                                                                TO BE BENEFICIALLY       PERCENT
                            NAME                                      OWNED            OF CLASS(1)
                            ----                                ------------------     -----------
Thomas C. Theobald..........................................               *              *
All directors and executive officers as a group (26
  persons)..................................................              **             **

---------------
 * Indicates beneficial ownership of less than 1/100 of one percent of the Common Stock outstanding immediately after the Offerings.

** Indicates beneficial ownership of less than 2/100 of one percent of the Common Stock outstanding immediately after the Offerings.

(1) Based on 45,350,000 shares of Common Stock estimated to be outstanding after the Offerings prior to the exercise of the Warrants. See "Pro Forma Condensed Consolidated Financial Information".

(2) Represents the aggregate number of shares issuable upon exercise of the Warrants, which are owned by certain investment funds affiliated with The Goldman Sachs Group, L.P. Consists of 1,154,394 shares beneficially owned by GS Mezzanine Partners, L.P.; 2,149,818 shares beneficially owned by GS Mezzanine Partners Offshore, L.P.; 35,705 shares beneficially owned by Bridge Street Fund 1997, L.P.; and 73,523 shares beneficially owned by Stone Street Fund 1997, L.P. The Goldman Sachs Group, L.P. disclaims beneficial ownership of the shares owned by such investment funds to the extent attributable to equity interests therein held by persons other than The Goldman Sachs Group, L.P. and its affiliates. Each of such funds shares voting and investment power with certain of its respective affiliates. The address of The Goldman Sachs Group, L.P. is 85 Broad Street, New York, New York 10004.

(3) Mr. Ballard is a Limited Partner of The Goldman Sachs Group, L.P. Mr. Ballard disclaims beneficial ownership of the shares owned by The Goldman Sachs Group, L.P., except to the extent of his pecuniary interest therein. See note 2 above.

                      CERTAIN PROVISIONS OF THE INVESTMENT

     The following summary of the Investment Agreement and the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreements. Copies of the Investment Agreement and the Registration Rights Agreement are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

GENERAL

     In anticipation of the adoption of the Plan by the MONY Board and the approval of the Demutualization, and in order to enhance the competitive position and increase the surplus of the Company during the period prior to the consummation thereof, MONY and the Holding Company entered into the Investment Agreement on December 30, 1997. Pursuant to the terms and conditions set forth in the Investment Agreement, the Investors (i) purchased the MONY Notes and the Warrants and (ii) have agreed to purchase, subject to certain conditions precedent, after the Demutualization Date, upon MONY's request made within 90 days after the Demutualization Date, the Convertible Preferred Stock. The Investment Agreement may be terminated by either the Investors or MONY in certain circumstances specified in the Investment Agreement. If the Investment Agreement is terminated prior to the issuance of either the Convertible Preferred Stock or the Holding Company Subordinated Notes, then such securities will not be issued, but the MONY Notes and Warrants will remain outstanding.

     The MONY Notes were sold in an aggregate principal amount of $115,000,000 at an aggregate purchase price of $115,000,000. The MONY Notes bear interest at 9 1/2% per annum, payable semi-annually, and are scheduled to mature on December 30, 2012. MONY has no right to redeem the MONY Notes prior to maturity. The MONY Notes constitute debt obligations of the type generally referred to as "surplus notes" and were issued in accordance with Section 1307 of the New York Insurance Law (together with any successor provision and as may be hereafter amended from time to time, "Section 1307"). Pursuant to Section 1307, the MONY Notes are not part of the legal liabilities of MONY nor are they a basis of any set-off against MONY. Any payment of interest on or repayment of principal of the MONY Notes may be made only with the prior approval of the New York Superintendent and only out of MONY's "free and divisible surplus" and will reduce MONY's surplus.

     The Warrants were sold at an aggregate purchase price of $10,000,000 and permit the holders thereof to purchase from the Holding Company in the aggregate 7% of the fully diluted Common Stock at the Demutualization Date (giving effect to the issuance of the shares in the Offerings, the issuance of the shares of Common Stock issuable upon exercise of the Warrants and the issuance of shares upon the exercise, conversion or exchange of any other options, warrants and convertible and exchangeable securities then outstanding) at a specified exercise price. See "Description of Capital Stock -- Warrants". The Investors are affiliates of Goldman Sachs, one of the representatives of the Underwriters.

     At any time from and after the Demutualization Date, the Investors, together with such of their subsidiaries or affiliates as may then hold MONY Notes, may elect to exchange MONY Notes for Holding Company Subordinated Notes. Any such election and exchange shall be made in whole or in part with respect to the entire aggregate principal amount of MONY Notes held by the Investors and their subsidiaries and affiliates, provided that no such election and exchange shall be made for less than (x) $50 million in aggregate principal amount of such MONY Notes or (y) the balance of such MONY Notes then held by the Investors and their subsidiaries and affiliates, if less than $50 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources".

     If the Demutualization Date has occurred on or prior to June 30, 1999, if the Holding Company requests within 90 days after the Demutualization Date, the Holding Company may require the Investors to purchase from the Holding Company an aggregate of 1,000,000 shares of Convertible Preferred Stock for a total purchase price of $100,000,000, subject to satisfaction of certain conditions precedent specified in the Investment Agreement. If the Offerings are consummated, management will not require the purchase of the Convertible Preferred Stock.

DETERMINATION OF NON-CONTROL

     The New York Superintendent issued a determination pursuant to Section 1501(c) of the New York Insurance Law, dated December 29, 1997, that the Investors would not control MONY as a result of the transactions contemplated by the Investment Agreement, subject to certain notice and approval requirements, and certain commitments by the Investors. The Investors have agreed to the following notice and approval requirements: (i) the Investors and their affiliates will notify the New York Superintendent before exercising the Warrants, converting the Convertible Preferred Stock, or selling any of the Warrants, Convertible Preferred Stock, or MONY Notes; (ii) the Investors and their affiliates must notify the New York Superintendent before the sale of any securities of MONY, the Holding Company or any of their affiliates (the "Companies") acquired pursuant to the Investment Agreement; (iii) the notice and non-disapproval requirements of Section 1505(c) and (d) of the New York Insurance Law (relating to transactions within a holding company system) apply to transactions between the Investors and the Companies, except transactions in the ordinary course of the Investors' business other than transactions involving investment management or investment advisory services performed by the Investors for or on behalf of the Companies, to which (along with certain other transactions) the notice requirements of Section 1505(d) of the New York Insurance Law will apply; and (iv) the Investors will provide to the New York Superintendent quarterly and annual reports of transactions between the Investors and the Companies. The Investors have also made commitments to the New York Superintendent as follows: (i) every transaction between the Investors and the Companies will comply with the standards of the New York Insurance Law related to transactions within a holding company system; (ii) the Investors will be subject to New York Insurance Law requirements regarding examinations by the New York Superintendent and violations and penalties in the context of holding company systems; (iii) the Investors will not acquire, directly or indirectly, any security issued by the Companies except pursuant to the Investment Agreement or in the ordinary course of their business; (iv) the Investors will not exercise the rights of security holders to vote (except for certain major corporate transactions), propose directors in opposition to management, solicit proxies, call special meetings, or dispose or threaten to dispose of securities as a condition for corporate action or non-action by the Companies; (v) the Investors may have one representative (with certain restrictions on activities) on the boards of MONY, the Holding Company, or a key subsidiary thereof as long as such boards have at least 13 members; and (vi) the Investors will not otherwise cause, or attempt to cause, the direction of the management or policies of, or otherwise exercise control over, the Companies. The determination of non-control will remain in effect until revoked by the New York Superintendent in accordance with the New York Insurance Law, at the request of the Investors or upon the initiative of the New York Superintendent, or the Investors own less than 2% of the equity securities of the Holding Company.

STANDSTILL AGREEMENT

     In the Investment Agreement, the Investors have agreed that, for a period from the Demutualization Date until the earlier of the fifth anniversary of the Demutualization Date or June 30, 2004 (such period, the "Standstill Period"), subject to certain exceptions specified in the Investment Agreement, the Investors will not, and will cause their subsidiaries and any affiliates that own Warrants, Convertible Preferred Stock or Common Stock that was acquired upon exercise of Warrants or conversion of Convertible Preferred Stock not to, directly or indirectly, acquire, offer to acquire or agree to acquire any outstanding Common Stock other than pursuant to the Warrants and the conversion of the Convertible Preferred Stock or from an Investor or a subsidiary or affiliate of an Investor without the prior written approval of MONY. The foregoing provisions will terminate when the Investors and their subsidiaries and affiliates that acquire Warrants, Convertible Preferred Stock or Common Stock upon exercise of Warrants or conversion of Convertible Preferred Stock own an aggregate number of shares of Common

Stock acquired upon exercise of Warrants or conversion of Convertible Preferred Stock plus the number of shares of Common Stock issuable upon exercise of Warrants and conversion of Convertible Preferred Stock that is held by the Investors and their subsidiaries and affiliates that is less than 5% of the fully diluted Common Stock. The Holding Company has agreed that, so long as the Investors, their subsidiaries and affiliates are subject to the provisions described in this paragraph, it will not take any action (including, without limitation, adoption of a shareholder rights plan) that would have the effect of imposing more stringent requirements on the Investors, their subsidiaries and affiliates than those contained in the Investment Agreement.

     On the Board Adoption Date, the Holding Company Board authorized the Holding Company to enter into a rights plan. Such rights plan does not impose more stringent requirements on the Investors, their subsidiaries or affiliates than those contained in the Investment Agreement. See "Description of Capital Stock -- Preferred Share Purchase Rights".

VOTING OF COMMON STOCK

     The Investors have agreed that, subject to certain exceptions provided in the Investment Agreement, during the Standstill Period the Investors will, and will cause their subsidiaries and affiliates that acquire Common Stock upon exercise of Warrants or conversion of Convertible Preferred Stock to, vote all shares of Common Stock acquired upon exercise of Warrants or conversion of Convertible Preferred Stock owned by them either, at the option of the Holding Company, in accordance with the recommendation of the Holding Company Board or in the same proportion as the holders of Common Stock who are not affiliated with either the Holding Company or the Investors with respect to all matters properly presented for a vote of the holders of the Common Stock. The foregoing requirement will not apply if the Investors and their subsidiaries and affiliates may acquire Common Stock without regard to the restrictions contained in the Investment Agreement described above or with respect to certain specified matters, including those that relate to: (i) any merger, consolidation or other business combination involving, or sale, lease, transfer or other disposition of substantially all the assets of, the Holding Company, MONY or any Significant Subsidiary (as defined in the Investment Agreement); (ii) the approval of any amendment to the Holding Company's certificate of incorporation or By-laws;
(iii) any matter that could result in any decrease in the percentage of the voting power represented by the aggregate voting power of all Common Stock and Common Stock issuable upon exercise of Warrants or conversion of Convertible Preferred Stock then owned by the Investors and their subsidiaries and affiliates; and (iv) any other matter (other than the election of directors) that in the good faith judgment of the Investors could adversely affect their interests as significant stockholders of the Holding Company.

     The foregoing provisions shall terminate when the Investors and their subsidiaries and affiliates that acquire Warrants, Convertible Preferred Stock or Common Stock upon exercise of Warrants or conversion of Convertible Preferred Stock own an aggregate number of shares of Common Stock acquired upon exercise of Warrants or conversion of Convertible Preferred Stock plus the number of shares of Common Stock issuable upon exercise of Warrants and conversion of Convertible Preferred Stock that is held by the Investors and their subsidiaries and affiliates that is less than 5% of the fully diluted Common Stock.

LIMITATION ON SALES OF HOLDING COMPANY COMMON STOCK, WARRANTS AND
CONVERTIBLE PREFERRED STOCK

     The Investors have agreed that until the termination of the Standstill Period, they will not, and will cause their subsidiaries and affiliates that own Warrants, Convertible Preferred Stock or Common Stock that was acquired upon exercise of Warrants or conversion of Convertible Preferred Stock not to, sell, transfer or otherwise dispose of any Warrants, Convertible Preferred Stock or Common Stock that was acquired upon exercise of Warrants or conversion of Convertible Preferred Stock in a negotiated transaction (which for these purposes does not include an open market sale other than as a result of an offer to sell securities having aggregate voting rights of more than 3% of the voting rights on an as converted basis at any one time): (i) to any Person that is engaged in the Life Insurance Business if, to the knowledge of the transferor, after giving effect to such transaction such Person would own an aggregate number of shares of Common Stock plus the number of shares of Common Stock issuable upon exercise of Warrants and conversion of Convertible Preferred Stock that is held by such Person that is equal to 3% or more of the fully diluted Common Stock at the time of such transaction without the prior written consent of the Holding Company, or (ii) to any Person if, to the knowledge of the transferor, after giving effect to such transaction such Person would own an aggregate number of shares of Common Stock plus the number of shares of Common Stock issuable upon exercise of Warrants and conversion of Convertible Preferred Stock that is held by such Person that is equal to 5% or more of the fully diluted Common Stock at the time of such transaction without the prior written consent of the Company. The foregoing restriction will not apply to: (i) any transfers between or among the Investors, their subsidiaries and affiliates, or
(ii) any widely distributed public underwritten offering. The foregoing provisions will terminate when the Investors and their subsidiaries and affiliates that acquire Warrants, Convertible Preferred Stock or Common Stock upon exercise of Warrants or conversion of Convertible Preferred Stock own an aggregate number of shares of Common Stock acquired upon exercise of Warrants or conversion of Convertible Preferred Stock plus the number of shares of Common Stock issuable upon exercise of Warrants and conversion of Convertible Preferred Stock that is held by Investors and their subsidiaries and affiliates that is less than 5% of the fully diluted Common Stock.

BOARD REPRESENTATION

     Pursuant to the Investment Agreement, the Investors have been granted Board representation rights. MONY (prior to the Demutualization Date) and the Holding Company (subsequent to the Demutualization Date) have agreed to use their best efforts to cause one of the persons proposed by the Investors to be elected to the MONY Board or the Holding Company Board, as applicable. Claude M. Ballard, Jr., is currently the Board member designated by the Investors pursuant to these representation rights.

     The Investors have agreed to not propose any person who: (i) at the time of such proposal is either a member of the board of directors or board of trustees or a senior officer of an entity engaged in the Life Insurance Business (as defined in the Investment Agreement), or (ii) is not qualified to serve as a trustee or director pursuant to the By-laws of MONY or the Holding Company, as the case may be. The Investors' Board representation rights granted by the Investment Agreement will terminate at such time when the Investors and their subsidiaries and affiliates in the aggregate no longer own an aggregate amount of Warrants and Convertible Preferred Stock representing the right to acquire Common Stock and/or Common Stock equal to at least 5% of the voting power of the Common Stock on an as exercised or as converted basis.

REGISTRATION RIGHTS

     Pursuant to the Investment Agreement the Holding Company has entered into a registration rights agreement granting to the Investors and their subsidiaries or affiliates certain rights to registration under the Securities Act with respect to the Warrants and all shares of Common Stock issuable upon exercise thereof and upon conversion of the Convertible Preferred Stock (the "Registration Rights Agreement"). Subject to certain limitations, the Registration Rights Agreement provides that the Investors and their subsidiaries and affiliates have the right to make three demand registration requests ("Demand Registrations") of the Holding Company and can make an unlimited number of requests for piggyback registrations (each, a "Piggyback Registration"). A Piggyback Registration will not relieve the Holding Company of its obligations to effect Demand Registrations. The Holding Company has agreed to pay all expenses with respect to any Demand Registration or Piggyback Registration other than any underwriting discounts and commissions and any transfer taxes, if any, attributable to the sale by an Investor or any of their subsidiaries or affiliates of any securities so registered.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     The Amended and Restated Certificate authorizes the Holding Company to issue 500 million shares of capital stock, of which 400 million shares are designated as Common Stock, and 100 million shares are designated as Preferred Stock having a par value of $0.01 per share ("Preferred Stock"), of which one million shares are designated as Convertible Preferred Stock and 200,000 shares are designated as Series A Junior Participating Preferred Stock.

COMMON STOCK

     Upon issuance of shares of Common Stock in accordance with the Offerings and the Plan, all such shares will be fully paid and non-assessable. First Chicago Trust Company of New York is the transfer agent and registrar for the Common Stock.

  DIVIDENDS

     Subject to the rights of any holders of Preferred Stock, each holder of Common Stock is entitled to receive dividends out of funds legally available therefor when, as and if declared by the Holding Company Board. Dividends may be paid in cash, property or shares of the Holding Company's capital stock. Initially, the sole source of funds which may be available for the payment of dividends by the Holding Company will be $30 million of the net proceeds from the Offerings plus the $10.0 million purchase price received for the Warrants. See "Risk Factors -- Holding Company Structure; Restrictions on Dividends", "Dividends", "Business -- Regulation -- Shareholder Dividend Restrictions" and "-- Preferred Stock -- Convertible Preferred Stock".

  VOTING RIGHTS

     The holders of Common Stock will possess exclusive voting rights in the Holding Company, except to the extent that the Holding Company Board shall have designated voting power with respect to any Preferred Stock issued. Each holder of Common Stock is entitled, on each matter submitted for a vote of holders of Common Stock, to one vote for each share of such stock registered in such holder's name on the books of the Holding Company. Except as otherwise required by law and subject to the rights of any holders of Preferred Stock, the presence in person or by proxy of the holders of record of a majority of the shares entitled to vote at a meeting of stockholders constitutes a quorum for the transaction of business at that meeting. Actions requiring approval of stockholders will generally require approval by a majority vote at a meeting at which a quorum is present, except that at each stockholder meeting for the election of directors, provided a quorum is present, directors will be elected by a plurality of votes validly cast in the election. Stockholders will not have any right to cumulate votes in the election of directors.

  LIQUIDATION RIGHTS

     In the event of liquidation, dissolution or winding-up of the Holding Company, the holders of the Common Stock will be entitled to share ratably in the distribution of all assets of the Holding Company remaining after payment of all of the Holding Company's debts and liabilities and of all sums to which holders of any Preferred Stock may be entitled.

  PREEMPTIVE RIGHTS

     Holders of the Common Stock will not generally be entitled to preemptive rights with respect to any shares of capital stock which may be issued by the Holding Company.

PREFERRED STOCK

     Currently, there are no shares of Preferred Stock issued or outstanding. The Preferred Stock may be issued by the Holding Company Board in one or more series and may have such voting rights, if any, designations, preferences and relative, participating, optional and other special rights and such qualifications, limitations and restrictions, as the Holding Company Board (or a duly authorized committee thereof) may fix by resolution or resolutions. Moreover, the Holding Company Board may issue such Preferred Stock, from time to time, in transactions without the approval of the stockholders of the Holding Company, and the preferences, designations, voting and other rights of any such shares of Preferred Stock may materially limit or qualify the rights of the outstanding shares of Common Stock. See "Certain Provisions of the Amended and Restated Certificate and the By-laws of the Holding Company -- Issuance of Common and Preferred Stock".

     The holders of Preferred Stock issued by the Holding Company may be given the right to vote for the election of directors generally or to elect a specified number or percentage of the members of the Holding Company Board. The number of directors that may be elected by the holders of any class or series of Preferred Stock having the right to elect directors may be in addition to the number of directors fixed by or pursuant to the Amended and Restated Certificate.

     One of the effects of undesignated Preferred Stock may be to enable the Holding Company Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a tender offer, proxy contest, merger or otherwise, and thereby to protect the continuity of the Company's management. The issuance of shares of Preferred Stock pursuant to the Holding Company Board's authority described above may adversely affect the rights of the holders of Common Stock. For example, Preferred Stock issued by the Company may rank prior to the Common Stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of Common Stock. Accordingly, the issuance of shares of Preferred Stock may discourage bids for the Common Stock at a premium or may otherwise adversely affect the market price of the Common Stock.

  CONVERTIBLE PREFERRED STOCK

     The following summary of the Convertible Preferred Stock and of the agreements relating thereto does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Certificate of Incorporation of the Holding Company, a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part.

     If the Plan Effective Date has occurred on or prior to June 30, 1999, if the Holding Company requests within 90 days after the Plan Effective Date, the Holding Company may require the Investors to purchase the Convertible Preferred Stock, subject to the satisfaction of certain conditions precedent. If the Offerings are consummated, management will not require the purchase of the Convertible Preferred Stock.

     If issued, the Convertible Preferred Stock will constitute a series of Preferred Stock and will rank on a parity with other currently outstanding shares of Preferred Stock and will rank senior to the Common Stock with respect to the payment of dividends and, to the extent of the liquidation value per share of Convertible Preferred Stock plus accrued and unpaid dividends, upon liquidation. The following is a summary of the principal terms of the Convertible Preferred Stock, if issued.

  CONVERSION

     The Convertible Preferred Stock will be convertible at the option of the holder at any time after the date of original issuance of the Convertible Preferred Stock into Common Stock at an initial conversion price equal to the initial exercise price of the Warrants, unless previously redeemed. The conversion price will be subject to the same anti-dilution adjustments as the exercise price of the Warrants, as well as a one-time adjustment. This one-time adjustment provides that if on the third

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

anniversary of the original issuance of the Convertible Preferred Stock, the conversion price is greater than 70% of the then book value per share of the Common Stock determined in accordance with GAAP on such date, the conversion price will be reset at such time so that the conversion price will be equal to 70% of such book value per share. After the resetting of the conversion price, if any, the conversion price will continue to be subject to the same anti-dilution adjustments.

  DIVIDENDS

     Cumulative dividends on the Convertible Preferred Stock will be payable quarterly in cash at a rate equal to the ten-year Treasury Rate in effect on the date of issuance. If dividends have not been paid or declared in full on the Convertible Preferred Stock for all prior periods and the current period and set apart for payment, or if there is an existing default in the Holding Company's mandatory redemption obligation, no dividends may be declared or paid or set apart for payment on, nor may any distribution be made to holders of, any class of stock ranking junior to the Convertible Preferred Stock, including, without limitation, the Common Stock (other than dividends or distributions made in shares of stock ranking junior to the Convertible Preferred Stock) and no dividends on shares of stock ranking on a parity with the Convertible Preferred Stock may be paid or set apart for payment except ratably according to unpaid dividends and required redemptions.

     If: (i) at any time the equivalent of six quarterly dividends payable on the Convertible Preferred Stock are accrued and unpaid, or (ii) the Holding Company fails to make any payment upon mandatory redemption of the Convertible Preferred Stock (each of (i) and (ii) being a "Triggering Event") the dividend rate on the Convertible Preferred Stock shall automatically increase by 100 basis points for the period from and including the date of the occurrence of such Triggering Event. The increased dividend rate will be payable until: (i) all dividends, accrued and unpaid, have been paid or declared and funds have been set aside to provide for payment in full, or (ii) the Holding Company has fulfilled its mandatory redemption obligation, as the case may be.

  REDEMPTION

     The Convertible Preferred Stock will be subject to mandatory redemption on the earlier of (i) the tenth anniversary of the date of issuance of the Convertible Preferred Stock or (ii) December 31, 2013, at a price equal to $100 per share plus accumulated and unpaid dividends to the redemption date (the "Mandatory Redemption Price"). The Mandatory Redemption Price is payable in cash, or at the option of the Company, in a number of newly issued, fully paid and non-assessable shares of the Common Stock the market value of which equals 110% of the Mandatory Redemption Price.

     The Holding Company may redeem the Convertible Preferred Stock at its option, in whole or in part, at any time after the third anniversary of the issuance of the Convertible Preferred Stock, upon not less than 30 or more than 60 days' notice, at a price equal to $100 per share plus accumulated and unpaid dividends to the redemption date, if the Closing Price of the Common Stock exceeds 200% of the then applicable conversion price of the Convertible Preferred Stock for a period of at least 20 consecutive Trading Days ending within 10 days of the date on which notice of such redemption is given.

  LIQUIDATION RIGHTS

     The holders of the Convertible Preferred Stock will be entitled to receive a liquidation preference out of the assets of the Holding Company, after all its creditors have been paid and before any distribution is made to the holders of any junior stock (including Common Stock) of the Holding Company, in an amount per share equal to $100 per share plus all accrued and unpaid dividends thereon to the date of distribution.

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

  VOTING RIGHTS

     Except as indicated below or otherwise required by law, the holders of Convertible Preferred Stock will not be entitled to vote for the election of directors or on any other matters on which stockholders are generally entitled to vote. Upon the occurrence of a Triggering Event, the number of directors of the Holding Company will be increased by two and, subject to obtaining any necessary regulatory approvals, which the Holding Company has agreed to use its best efforts to obtain as soon as practicable after the occurrence of a Triggering Event, the holders of all outstanding shares of Convertible Preferred Stock, voting separately as a class, will be entitled to elect the additional two directors. The two additional directors shall serve until all dividends accrued and unpaid have been paid or declared and funds set aside to provide for payment in full or the Holding Company fulfills its mandatory redemption obligation, as the case may be.

     In addition, without the vote or consent of the holders of at least a majority of the shares of Convertible Preferred Stock then outstanding, the Holding Company may not (a) create or issue or increase the authorized number of shares of any class or series of stock ranking prior to the Convertible Preferred Stock either as to dividends or upon liquidation, dissolution or winding up, or any security convertible into or exercisable or exchangeable for such stock, or (b) amend, alter or repeal any of the provisions of the Amended and Restated Certificate of Incorporation of the Company so as to affect adversely any right, preference, privilege or voting power of the Convertible Preferred Stock or the holders thereof; provided, however, that any increase in the amount of authorized Preferred Stock or the creation and issuance of any other class of Preferred Stock, or any increase in the amount of authorized shares of such class or of any other class of Preferred Stock, in each case ranking on a parity with or junior to the Convertible Preferred Stock with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, will not be deemed to affect adversely such rights, preferences or voting powers.

WARRANTS

     The Warrants may be exercised, in whole or in part, at any time on or after the Demutualization Date and on or before the tenth anniversary of the Demutualization Date for up to an aggregate number of fully paid and nonassessable shares of Common Stock that collectively represents 7% of the Common Stock on a fully-diluted basis on the Demutualization Date, subject to adjustment.

     The price payable for each share of the Common Stock issuable upon exercise of Warrants initially is (a) in the event the Offerings occur prior to, on or within five trading days after the Demutualization Date, the initial public offering price of the Common Stock in the Offerings, unless the average of the daily closing prices of the Common Stock for the 40 trading days following the first 20 trading days after the Demutualization Date is greater than 115% of the initial public offering price, in which case the initial exercise price shall be equal to the sum of the initial public offering price plus an amount equal to one half of the excess of such 40-day average over 115% of the initial public offering price or (b) in the event the Offerings do not occur prior to, on or within five trading days after the Demutualization Date, the lesser of (i) the average of the daily closing prices of the Common Stock for the first 20 trading days following Demutualization and (ii) 70% of the book value per share of the Common Stock as of the Demutualization, determined in accordance with GAAP. The Warrants contain standard anti-dilution provisions, providing for adjustment to the exercise price in the event of, among other things, a dividend or other distribution of capital stock, evidences of indebtedness or other property, issuances of rights, options or warrants, certain cash dividends and certain tender offers.

PREFERRED SHARE PURCHASE RIGHTS

     On the Board Adoption Date, the Holding Company Board authorized the Holding Company to enter into the Rights Agreement pursuant to which one Right will be attached to each share of Common Stock of the Holding Company. The Rights will be transferable only with Holding Company

Common Stock, until they become exercisable at an exercise price to be determined by the Holding Company Board prior to the time the Holding Company enters into the Rights Agreement.

     Generally, the Rights will become exercisable only if a person or group (other than certain affiliates of the Holding Company) becomes the beneficial owner of 15% or more of the issued and outstanding shares of Common Stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 15% or more of the issued and outstanding shares of Common Stock. The Rights Agreement provides that for this purpose the Investors and their subsidiaries and affiliates individually or in the aggregate will not be deemed to have acquired the requisite percentage of Common Stock as a result of being the beneficial owner of any Warrants or Convertible Preferred Stock and/or any securities that were acquired in a manner consistent with the standstill provisions of the Investment Agreement. Each Right will entitle the holder, until the tenth anniversary of the Rights Agreement, to buy one one-thousandth of a share of Holding Company Series A Junior Participating Preferred Stock, at an exercise price to be determined by the Holding Company Board prior to the time the Holding Company enters into the Rights Agreement.

     If a person or group (other than certain affiliates of the Holding Company) becomes the beneficial owner of 15% or more of the issued and outstanding shares of Holding Company Common Stock or if the Holding Company is the surviving corporation in a merger following such an acquisition, each Right will entitle its holder (other than such person or members of such group) to purchase, at the Right's then current exercise price, shares of Common Stock having a market value of twice the Right's exercise price. If the Holding Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group (other than certain affiliates of the Holding Company) acquires 15% or more of the issued and outstanding shares of Holding Company Common Stock, each right will entitle its holder to purchase, at the Right's then current exercise price, a number of the acquiring company's common shares having a then current market value of twice the Rights' exercise price.

     Following the acquisition by a person or group of beneficial ownership of 15% or more of the Holding Company Common Stock and prior to the acquisition by such person or group of 50% or more of the Holding Company Common Stock, the Board of Directors of the Holding Company may exchange the Rights (other than Rights owned by such person or group), in whole or in part, at an exchange ratio of one share of Common Stock per Right.

     Prior to the acquisition by a person or group of beneficial ownership of 15% or more of the Holding Company Common Stock, the Rights will be redeemable in whole, not in part, for one cent per Right.

     The Holding Company's transfer agent, First Chicago Trust Company of New York, will be the Rights Agent under the Rights Agreement.

     The issuance of the Rights to purchase shares of Holding Company Series A Junior Participating Preferred Stock will have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Holding Company on terms not approved by the Holding Company Board. The Rights should not interfere with any merger or other business combination approved by the Holding Company Board prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Holding Company Common Stock, as the rights will be redeemable by the Holding Company at $0.01 per Right prior to such time.

                        SHARES ELIGIBLE FOR FUTURE SALE

     A substantial number of shares will be distributed to MONY's policyholders in the Demutualization. See "The Demutualization -- Allocation and Payment of Consideration to Eligible Policyholders". The Company has been advised by counsel that the distribution of such shares will be exempt from registration under the Securities Act by virtue of the exemption provided by Section 3(a)(10) of the Securities Act, and those Eligible Policyholders who are not "affiliates" of the Holding

Company within the meaning of Rule 144 under the Securities Act will be able to resell their shares in the public market without registration or compliance with the time, volume, manner of sale and other limitations set forth in Rule 144. Substantially all of the shares distributed to MONY's policyholders in the Demutualization will be distributed to non-affiliates of the Holding Company and, accordingly, will be freely transferable without limitations.

     Pursuant to the Plan, policyholders will initially be issued shares of Common Stock received in the Demutualization in book-entry form as uncertificated shares. Under the Plan, the Holding Company shall establish, subject to the approval of the New York Superintendent, a commission-free sales program pursuant to which each Eligible Policyholder who receives a number of shares of Common Stock under the Plan that is equal to or less than a number of shares to be determined by the MONY Board at least 60 days prior to the nine-month anniversary of the Plan Effective Date (which number shall not be less than 25 nor more than 99) will be entitled to sell at market prices all, but not less than all, of such shares received pursuant to the Plan without paying brokerage commissions, mailing charges, registration fees or other administrative or similar expenses. Such program will commence on the first business day after the nine-month anniversary of the Effective Date and will continue for three months thereafter unless extended by the Holding Company Board. Under the Plan, the Holding Company will also establish, subject to the approval of the New York Superintendent, a commission-free purchase program for Eligible Policyholders who receive 99 or fewer shares of Common Stock under the Plan, enabling such Eligible Policyholders to purchase, commission-free, such number of shares as is necessary to bring their total respective number of shares of Common Stock to 100.

     As of the Board Adoption Date, MONY had approximately 840,000 policyholders, most of whom, if their policies remain in force on the Plan Effective Date and if not paid cash or provided Policy Credits, will receive a number of shares of Common Stock in the Demutualization which will make them eligible to sell such shares through the commission-free sales program (as described in "The Demutualization -- Commission-Free Programs"). No prediction can be made as to the effect, if any, such future sales of shares, or the availability of shares for such future sales, will have on the market price of the Common Stock prevailing from time to time.

     Sales of substantial amounts of Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Common Stock.

     In addition, the Investors and their subsidiaries and affiliates have certain registration rights with respect to the Warrants and the shares of Common Stock issuable upon exercise thereof and upon conversion of Convertible Preferred Stock. See "Certain Provisions of the Investment". Any sale of Common Stock, Warrants or Convertible Preferred Stock by the Investors, including upon the exercise of their registration rights, could adversely affect the market price of the Common Stock. The Investors have also agreed with the Underwriters not to dispose of any shares of Common Stock, Warrants or Convertible Preferred Stock for a period of 180 days following the Offerings without the Underwriters' consent. See "Underwriting".

       RESTRICTIONS ON ACQUISITIONS OF SECURITIES OF THE HOLDING COMPANY

     Section 7312 provides that, for a period of five years after the Plan Effective Date, no person may, directly or indirectly, offer to acquire or acquire in any manner, the beneficial ownership (defined as the power to vote or dispose of, or to direct the voting or disposition of, a security) of 5% or more of any class of voting security (which term includes the Common Stock) of the Holding Company without the prior approval of the New York Superintendent. The Investors have received a conditional waiver of this rule from the New York Superintendent in connection with the potential exercise of the Warrants prior to the end of such five-year period. Pursuant to Section 7312, voting securities acquired in excess of the 5% threshold without such prior approval will be deemed non-voting. See "Certain Provisions of the Investment -- Determination of Non-Control".

     State insurance laws require regulatory approval of changes of control (generally upon acquisitions of 10% or more of voting securities) of insurance holding companies, such as the Holding Company. State insurance laws, including the New York Insurance Law, require certain filings concerning changes in ownership of insurance companies. Although the specific provisions vary, insurance laws in states such as New York generally prohibit a person from acquiring a controlling interest in an insurer incorporated in the state or in any other person controlling such insurer unless the insurance regulatory authority has approved either the proposed acquisition of control or a disclaimer of control in accordance with the applicable regulations. The New York Superintendent issued a determination pursuant to Section 1501(c) of the New York Insurance Law, dated December 29, 1997, that the Investors would not control MONY as a result of the transactions contemplated by the Investment Agreement, subject to certain notice and approval requirements, and certain commitments by the Investors, as set forth in "Certain Provisions of the Investment -- Determination of Non-Control".

     In addition, Section 203 of the Delaware General Corporation Law prohibits an "interested stockholder" of a Delaware corporation from engaging in certain business combinations with the corporation, including mergers or consolidations or acquisitions of additional shares of the corporation, for a period of three years following the time that the stockholder becomes an "interested stockholder". An "interested stockholder" is defined to include persons owning directly or indirectly 15% or more of the outstanding voting stock of a corporation. The prohibitions under Section 203 are not applicable in certain circumstances, including those in which (i) the business combination or the transaction which results in the stockholder becoming an "interested stockholder" is approved by the corporation's board of directors prior to the time the stockholder becomes an "interested stockholder", (ii) the "interested stockholder" upon consummation of such transaction owns at least 85% of the voting stock of the corporation outstanding prior to such transaction or (iii) the corporation has elected not to be governed by such prohibitions. The MONY Board and the Holding Company Board have approved the Investors' acquisition of Common Stock as part of their approval of the Investors' investment and, accordingly, the prohibitions under Section 203 will not apply to any business combination with the Investors.

           CERTAIN PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE
            OF INCORPORATION AND THE BY-LAWS OF THE HOLDING COMPANY

     The following summary of the Amended and Restated Certificate and the By-laws does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Certificate and the By-laws, copies of which are filed as exhibits to the Registration Statement of which this Prospectus forms a part.

     The following discussion is a summary of certain provisions of the Amended and Restated Certificate and the By-laws relating to stockholder voting rights, advance notice requirements and other provisions, some of which may be deemed to have an "anti-takeover" effect. In addition to these provisions, the regulatory restrictions on acquisitions of securities of the Holding Company may also deter attempts to effect, or prevent the consummation of, a change in control of the Holding Company. See "Restrictions on Acquisitions of Securities of the Holding Company". Pursuant to the standstill provisions set forth in the Investment Agreement, the Holding Company has agreed not to take (and to cause its subsidiaries not to take) any action which has the effect of imposing more stringent requirements on the Investors, their subsidiaries and affiliates than those contained in the Investment Agreement. See "Certain Provisions of the Investment -- Standstill Agreement". In addition, the Investors have agreed to vote (and to cause their subsidiaries and affiliates to vote) the shares of Common Stock acquired upon exercise of Warrants and conversion of Convertible Preferred Stock, at the option of the Holding Company, in accordance with the recommendation of the Holding Company Board or in the same proportion as the holders of Common Stock who are not affiliated with either the Holding Company or the Investors until the termination of the standstill provisions set forth in the Investment Agreement. See "Certain

Provisions of the Investment -- Standstill Agreement" and "-- Voting of Common Stock". These and other provisions affect stockholder rights and should be given careful attention.

ISSUANCE OF COMMON AND PREFERRED STOCK

     The Holding Company believes that its ability to issue the authorized but unissued shares of Common Stock and shares of Preferred Stock without stockholder consent will provide the Holding Company with the flexibility necessary to meet its future needs without experiencing the time delay of having to seek stockholder approval. Subject to the various contractual restrictions described herein (see "Certain Provisions of the Investment") and to the provisions of the Plan, the unissued shares of Common Stock and Preferred Stock will be issuable from time to time for any corporate purpose, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions and public or private sales for cash as a means of raising capital. It is possible that the Holding Company Board might use its authority (subject to the restrictions referred to above) to issue Common Stock or Preferred Stock in a way which could deter or impede the completion of a tender offer or other attempt to gain control of the Holding Company which the Holding Company Board does not approve. The Holding Company does not have any predetermined plans or commitments to use its authority to effect any such issuance, but reserves the right to take any action in the future which the Holding Company Board deems to be in the best interests of the stockholders and the Holding Company under the circumstances.

     It is not possible to state the actual effect of any issuance of Preferred Stock upon the rights of holders of Common Stock because the Holding Company Board has not determined an issuance price or prices, terms or the rights of the holders of Preferred Stock (except with respect to the terms of the shares of Convertible Preferred Stock). However, such effects might include: (i) restrictions on Common Stock dividends if Preferred Stock dividends have not been paid; (ii) dilution of the voting power and equity interest of existing holders of Common Stock to the extent that any Preferred Stock series has voting rights or would acquire voting rights upon the occurrence of certain events (such as the failure to pay dividends for a specified period) or that any Preferred Stock series is convertible into Common Stock; and (iii) current holders of Common Stock not being entitled to share in the Holding Company's assets upon liquidation, dissolution or winding-up until satisfaction of any liquidation preferences granted to any series of Preferred Stock. See "Description of Capital Securities -- Preferred Stock -- Convertible Preferred Stock".

BOARD OF DIRECTORS

     The Amended and Restated Certificate and the By-laws provide that the Holding Company Board will consist of not less than 5 nor more than 15 directors (subject to the rights of the holders of any series of Preferred Stock), with the exact number to be determined from time to time by the affirmative vote of a majority of the entire Holding Company Board. The Holding Company Board is classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, one class to hold office initially for a term expiring at the annual meeting of stockholders to be held in 1999, another class to hold office initially for a term expiring at the annual meeting of stockholders to be held in 2000, and another class to hold office initially for a term expiring at the annual meeting of stockholders to be held in 2001, with the members of each class to hold office until their successors are duly elected and qualified. The Company believes that a classified board of directors will help to assure the continuity and stability of the Holding Company Board and the business strategies and policies of the Company as determined by the Holding Company Board.

     The classified board provisions could have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. In addition, the classified board provisions could delay stockholders who do not like the policies of the Holding Company Board from removing a majority of the Holding Company Board for two years.
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

     At any meeting of the Holding Company Board, a majority of the entire Holding Company Board will constitute a quorum for the transaction of business, and, subject to certain exceptions, at any meeting at which a quorum is present the affirmative vote of a majority of the directors present will constitute the act of the Holding Company Board.

     Subject to the rights of the holders of any series of Preferred Stock, any newly created directorship and any other vacancy occurring on the Holding Company Board may be filled by a majority of the directors then in office (regardless of whether such majority constitutes a quorum of directors) or by a sole remaining director. The foregoing provisions could prevent a stockholder from obtaining majority representation on the Holding Company Board by permitting the Holding Company Board to enlarge the Holding Company Board and fill the new directorships with its own nominees. A director so elected by the Holding Company Board holds office until the next election of the class for which such director has been chosen and until his successor is elected and qualified.

     Subject to the rights of the holders of any series of Preferred Stock then outstanding, the Amended and Restated Certificate also provides that directors may be removed only for cause and only by the affirmative vote of holders of a majority of the outstanding voting power of the Company. The effect of these provisions is to preclude a stockholder from removing incumbent directors without cause and simultaneously gaining control of the Holding Company Board by filling the vacancies created by such removal with its own nominees.

STOCKHOLDER ACTION

     The Amended and Restated Certificate requires that, following the consummation of the Offerings, any action required or permitted to be taken by the stockholders may only be effected at a duly called annual or special meeting.

LIMITATION ON CALL OF SPECIAL MEETINGS OF STOCKHOLDERS

     Under the Delaware General Corporation Law, special meetings of stockholders may be called by the Holding Company Board or by such other persons as may be authorized by the Amended and Restated Certificate or the By-laws. In the case of the Holding Company, the By-laws provide that special meetings may be called only by the Chairman of the Board, the President or by the Secretary pursuant to a written request signed by a majority of the members of the Holding Company Board. Except as otherwise required by law or the Amended and Restated Certificate, no business will be transacted at any special meeting of stockholders other than the items of business stated in the notice.

ADVANCE NOTICE REQUIREMENTS

     The By-laws establish advance notice procedures with regard to (i) the nomination, other than by or at the direction of the Holding Company Board, of candidates for election to the Holding Company Board (the "Nomination Provision") and (ii) certain business to be brought before an annual meeting of stockholders of the Holding Company (the "Business Provision").

     The Nomination Provision, by requiring advance notice of nominations by stockholders, affords the Holding Company Board a meaningful opportunity to consider the qualifications of the proposed nominees and, to the extent deemed necessary or desirable by the Holding Company Board, to inform stockholders about such qualifications.

     The Business Provision, by requiring advance notice of business proposed to be brought before an annual meeting, provides a more orderly procedure for conducting annual meetings of stockholders and provides the Holding Company Board with a meaningful opportunity prior to the meeting to inform stockholders, to the extent deemed necessary or desirable by the Holding Company Board, of any business proposed to be conducted at such meeting, together with any recommendation of the Holding Company Board. The Business Provision does not affect the right of stockholders to make stockholder proposals for inclusion in proxy statements for the Holding Company's annual meetings of stockholders pursuant to the rules of the Commission.

     Although these By-law provisions do not give the Holding Company Board any power to approve or disapprove of stockholder nominations for the election of directors or of any other business desired by stockholders to be conducted at an annual meeting of stockholders if the proper procedures are followed, these By-law provisions may have the effect of precluding a nomination or precluding the conducting of business at a particular annual meeting, and may make it difficult for a third party to conduct a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of the Holding Company, even if such a solicitation or attempt might be beneficial to the Holding Company and its stockholders.

AMENDMENT OF THE CERTIFICATE OF INCORPORATION AND THE BY-LAWS

     The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws unless such corporation's certificate of incorporation requires a greater percentage. The Amended and Restated Certificate provides that any amendments to certain provisions of the Amended and Restated Certificate and of the By-laws requires the affirmative vote of the holders of at least 80% of the voting power of the shares entitled to vote at an election of directors. Those provisions in the Amended and Restated Certificate relate to the following matters: (i) division of the Board of Directors into classes; (ii) the filling of vacancies on the Board of Directors; (iii) the basis for the removal of directors; (iv) the size of the Board of Directors; (v) limitations on action without a meeting; and (vi) the right of the Board of Directors to amend the By-laws. Those provisions of the By-laws relate to the following matters: (i) limitations on calling special meetings; (ii) the size of the Board of Directors; (iii) advance notice of stockholder proposals; (iv) stockholder nominations of directors; and (v) the filling of vacancies on the Board of Directors. In addition, the Amended and Restated Certificate grants the Board of Directors authority to amend the By-laws.

LIMITATIONS ON DIRECTOR LIABILITY

     The Holding Company's Amended and Restated Certificate contains a provision that is designed to limit the directors' liability to the extent permitted by the Delaware General Corporation Law and any amendments thereto. Specifically, directors will not be held liable to the Holding Company or its stockholders for an act or omission in such capacity as a director, except for liability as a result of: (i) a breach of the duty of loyalty to the Holding Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase of the Holding Company's stock under
Section 174 of the Delaware General Corporation Law, or (iv) actions or omissions pursuant to which the director received an improper personal benefit. The principal effect of the limitation on liability provision is that a stockholder is unable to prosecute an action for monetary damages against a director of the Holding Company unless the stockholder can demonstrate one of the specified bases for liability. This provision, however, does not eliminate or limit director liability arising in connection with causes of action brought under the federal securities laws. The Holding Company's Amended and Restated Certificate does not eliminate its directors' duty of care. The inclusion of this provision in the Holding Company's Amended and Restated Certificate may, however, discourage or deter stockholders or management from bringing a lawsuit against directors for a breach of their fiduciary duties, even though such an action, if successful, might otherwise have benefited the Holding Company and its stockholders. This provision should not affect the availability of equitable remedies such as injunction or rescission based upon a director's breach of the duty of care.

     The By-laws also provide that the Holding Company will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Holding Company is generally required to indemnify its directors and officers for all judgments, fines, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with the Holding Company or another entity that the director or officer serves at the Holding Company's request, subject to certain conditions, and to advance funds to its directors and officers to enable them to defend against such proceedings. To receive indemnification, the director of officer must have been successful in the legal proceeding or acted in good faith and in what was reasonably believed to be a lawful manner in the Holding Company's best interest.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of Common Stock offered hereby will be passed upon for the Holding Company by Dewey Ballantine LLP, New York, New York, and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of the Company as of December 31, 1997 and 1996 and the consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 1997, and related supplemental schedules included in this Prospectus, have been included herein in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing. Certain partners and other professional personnel of the independent auditors, PricewaterhouseCoopers LLP, hold insurance policies issued by MONY. PricewaterhouseCoopers LLP has notified MONY that, consistent with its existing policy prohibiting its partners and certain other professional personnel from owning common stock issued by any of its clients, PricewaterhouseCoopers LLP will require that any of the Common Stock issued to any partner or certain other professional personnel of PricewaterhouseCoopers LLP be divested in accordance with such policy without delay upon receipt.

     A consulting actuary associated with PricewaterhouseCoopers LLP has rendered an opinion, dated August 10, 1998, to the MONY Board that states (in reliance upon the matters described in such opinion) that the arrangement for establishment and operation of the Closed Block allocates assets to the Closed Block which are expected to produce cash flows which, together with anticipated revenues from the Closed Block Business, are reasonably sufficient to enable the Closed Block to provide for the guaranteed benefits, certain expenses and taxes associated with Closed Block policies, and to provide for the continuation of the 1998 dividend scales if the experience underlying the calculation of these assets continues. His opinion is included herein in Annex A in reliance upon his qualification under the American Academy of Actuaries Qualification standards to render the opinion set forth.

     Phillip A. Eisenberg, F.S.A., M.A.A.A., MONY's Senior Vice President and Chief Actuary, has rendered an opinion, dated August 14, 1998, to the MONY Board that states (in reliance upon matters described in such opinion) that the allocation of consideration to policyholders pursuant to the Plan is fair and equitable to policyholders. His opinion is included herein in Annex A in reliance upon his qualification under the American Academy of Actuaries Qualification standards to render the opinion set forth.

     The statements under the captions "Business -- Accumulation Products" and "-- Other Products" concerning the results of opinion surveys by DALBAR have been reviewed and approved by DALBAR and are included herein in reliance upon such firm as experts on such matters.

                             AVAILABLE INFORMATION

     The MONY Group Inc., a Delaware corporation, has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (together with all amendments, exhibits, schedules and supplements thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations promulgated thereunder, with respect to shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. The statements or descriptions herein concerning any agreement or other document referred to herein are summaries only. Where such agreement or other document is an exhibit to the Registration Statement, reference is made to such exhibit for a full statement of the provisions thereof. For further information with respect to the Holding Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement. Any interested party may inspect the Registration Statement, without charge, at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

     The Commission maintains a Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     Upon completion of the offerings the Holding Company will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, will file reports, proxy statements and other information with the Commission. The Holding Company intends to furnish holders of Common Stock with annual reports that include audited annual consolidated financial statements and an opinion thereon expressed by independent certified public accountants.

     The Common Stock has been approved for listing, subject to notice of issuance, on the New York Stock Exchange. Periodic reports, proxy statements and other information concerning the Holding Company will be available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                                    GLOSSARY

     The following Glossary includes definitions of certain general insurance terms as well as terms relating specifically to the Company.

AEGON.........................   AEGON USA, Inc.

AEGON NOTES...................   The Series A Notes and Series B Notes issued by
                                 AEGON at December 31, 1993.

A.M. BEST.....................   A.M. Best Company, Inc. A.M. Best's financial
                                 condition ratings are opinions of an insurance company's financial strength, operating performance and ability to meet its obligations to policyowners. Such ratings are based upon a comprehensive review of a company's financial performance, which is supplemented by certain data, including responses to A.M. Best's questionnaires, quarterly NAIC filings, state insurance department examination reports, loss reserve reports, annual reports and reports filed with state insurance departments. A.M.
                                 Best undertakes a quantitative evaluation based on profitability, leverage and liquidity and a qualitative evaluation based upon the composition of a company's book of business or spread of risk, the amount, appropriateness and soundness of reinsurance, the quality, diversification and estimated market value of its assets, the adequacy of its loss reserves and policyowners' surplus and the experience and competence of its management. A.M. Best uses the following rating scale:

                                             A++ and A+               Superior
                                             A and A-                 Excellent
                                             B++ and B+               Very Good
                                             B and B-                 Adequate
                                             C++ and C+               Fair
                                             C and C-                 Marginal
                                             D                        Very Vulnerable
                                             E                        Under State Supervision
                                             F                        In Liquidation

ANNUITY.......................   A contract that pays a periodic income benefit
                                 for the life of a person (the annuitant), the lives of two or more persons or a specified period of time.

ASSET VALUATION RESERVE
(AVR).........................   A reserve which consists of two main
                                 components: a "default component" to provide for future credit-related losses on fixed-income investments and an "equity component" to provide for losses on all types of equity investments, including real estate.
                                 The AVR is required by statutory accounting principles and is not included in financial statements prepared in accordance with GAAP.

AUSA..........................   AUSA Life Insurance Company, Inc., a
                                 wholly-owned subsidiary of AEGON.

BOARD ADOPTION DATE...........   August 14, 1998, the date upon which the MONY
                                 Board adopted the Plan.

CAPITAL AND SURPLUS...........   For statutory accounting purposes, consists of
                                 capital stock, paid-in or contributed surplus, special surplus funds and unassigned surplus.

CARRYING VALUE................   The amount of an item as included in the
                                 financial statements.

CASH VALUE....................   The amount of cash available to a policyholder
                                 on surrender of a life insurance policy.

CEDE, CEDING COMPANY..........   When a company reinsures all or a portion of
                                 its risk with another, it "cedes" business and is referred to as the "ceding company".

CLOSED BLOCK..................   A mechanism to preserve the reasonable dividend
                                 expectations of individual participating policyholders with traditional individual life insurance policies where dividends are currently being paid or are expected to be paid under the current dividend scale (i.e., whole life, term, retirement endowment, endowment and last to die insurance policies), and individual retirement annuity contracts and individual flexible premium retirement annuity contracts, provided that such policies and contracts otherwise meet the requirements for Closed
                                 Block Business.

CLOSED BLOCK BUSINESS.........   Policies within the classes of policies
                                 specified in the Plan (which policy classes constitute all of the classes of individual policies with a current payable dividend scale, subject to certain exceptions specified in the
                                 Plan), but only to the extent such policies are either (a) in force on the Plan Effective Date or (b) issued and delivered after the Plan
                                 Effective Date pursuant, in each case, to an application, complete on its face, that is received prior to the Plan Effective Date at MONY's administrative offices, provided that all underwriting in connection with any policy referred to in this clause (b) is completed within 60 days of the Plan Effective Date and such policy is issued as applied for without material change (upon receipt of premium payment in accordance with the Company's customary business practice) and delivered in accordance with the terms of the application.
                                 "Closed Block Business" also includes any policy within the classes of policies specified in the Plan which is in force on the Plan
                                 Effective Date as extended term insurance pursuant to a non-forfeiture provision in such policy.

CONVERTIBLE PREFERRED STOCK...   The preferred stock of the Holding Company
                                 which the Investors have agreed to purchase on the Company's request. This preferred stock will be convertible into shares of Common Stock and will have a liquidation value of $100 per share.

CREDITING RATE................   The interest rate credited on a life insurance
                                 policy or annuity contract. This credit
                                 interest rate may be a guaranteed fixed rate, a variable rate or some combination of both.

DEFERRED POLICY ACQUISITION
COSTS.........................   Commissions and other selling expenses which
                                 vary with and are directly related to the production of business. These acquisition costs are deferred and amortized to achieve a matching of revenues and expenses when reported in financial statements prepared in conformity with GAAP.

DEFERRED ANNUITY..............   An annuity that: (i) can be paid either with a
                                 single premium or a series of installments and
                                 (ii) includes a schedule of periodic income benefit to commence after an accumulation period.

DEMUTUALIZATION...............   The conversion of MONY from a mutual life
                                 insurance company to a stock life insurance company, together with other matters addressed by, and pursuant to the terms of, the Plan.

DEMUTUALIZATION DATE..........   The date the plan of reorganization becomes
                                 effective or, if later, the first date
                                 following such effectiveness on which shares of Common Stock are first issued to Eligible
                                 Policyholders.

DIVIDEND SCALES...............   The actuarial formulas used by life insurance
                                 companies to determine amounts payable as dividends on participating policies based on experience factors relating, among other things, to investment results, mortality, lapse rates, expenses, premium taxes and policy loan interest.

ELIGIBLE POLICYHOLDER.........   Each policyholder who owns a policy that was in
                                 force on the Board Adoption Date and which remains in force on the Plan Effective Date.

EQUITY REAL ESTATE............   An investment asset category which combines
                                 wholly-owned real estate and interests in real estate joint ventures.

EXISTING DEPOSITS.............   The existing deposits on contracts which were
                                 in force and transferred to AEGON on the Group
                                 Pension Transaction Date.

FINAL VALUE PAYMENT...........   The payment MONY will receive at December 31,
                                 2002 based on the remaining fair value of the Existing Deposits.

FIRST CLOSING DATE............   December 30, 1997.

GENERAL ACCOUNT...............   All of an insurer's assets other than those
                                 allocated to a separate account. The insurer bears the investment risk on the invested assets of the general account.

GENERAL ACCOUNT INVESTED
ASSETS........................   The assets held in the General Account
                                 associated with the continuing operations of MONY and its insurance company affiliates and which include fixed maturities, mortgages, equity real estate, equity interests, policy loans and cash and short-term investments.

GOLDMAN SACHS.................   Goldman, Sachs & Co.

GROUP PENSION PAYMENTS........   The payments MONY receives on an annual basis
                                 through December 31, 2002 representing the profits from the business transferred to AEGON as determined pursuant to the Earnings Formula under the AEGON Agreement.

GROUP PENSION PROFITS.........   The recorded GAAP earnings from the Group
                                 Pension Payments.

GROUP PENSION TRANSACTION.....   The transaction in which the Company
                                 transferred a substantial portion of its group pension business to AUSA. The transaction was legally structured as a sale. However, in accordance with GAAP the transaction did not constitute a sale because the Company retained substantially all the risks and rewards associated with the transferred assets and liabilities relating to such business.

GROUP PENSION TRANSACTION
DATE..........................   December 31, 1993.

GUARANTEED INVESTMENT
CONTRACTS (GICS)..............   Group annuity contracts sold to pension and
                                 profit sharing plans and funding agreements sold primarily to municipalities that guarantee a stated interest rate for a specified period of time.

HOLDING COMPANY SUBORDINATED
  NOTES.......................   Those notes the Holding Company will issue if
                                 the Investors elect to exchange the MONY Notes.

IMMEDIATE ANNUITY.............   An annuity that begins payment immediately
                                 after issuance.

IN FORCE......................   Generally, policies and contracts written and
                                 recorded on the books of an insurance carrier which are unexpired as of a given date.

INTERCOMPANY SURPLUS NOTES....   One or more surplus notes in an aggregate
                                 principal amount equal to the principal amount of the Holding Company Subordinated Notes which bear interest at 9.5% per annum.

INTEREST-SENSITIVE PRODUCT....   A life insurance policy or annuity contract
                                 that provides an explicit guaranteed interest rate subject to being reset by the insurer after a specified period of time.

INVESTORS.....................   GS Mezzanine Partners, L.P., GS Mezzanine
                                 Partners Offshore, L. P., Stone Street Fund
                                 1997, L. P., and Bridge Street Fund 1997, L. P.

LAPSE.........................   Termination of a policy because of surrender,
                                 failure to pay a premium or lack of sufficient cash value to maintain in force status.

MONY BOARD....................   The Board of Trustees of MONY.

MONY NOTES....................   The 9.50% Surplus Notes due December 30, 2012
                                 in an aggregate principal amount of $115.0 million issued on December 30, 1997, by MONY.

MOODY'S.......................   Moody's Investors Service, Inc. Moody's
                                 financial strength ratings are opinions of an operating insurance company's ability to discharge senior policyowner claims and obligations pursuant to its insurance policies.
                                 Moody's financial strength ratings are based on information provided by the company and federal and state regulators.
                                 Moody's uses the following rating scale:

                                             Aaa                              Exceptional
                                             Aa1, Aa2 and Aa3                 Excellent
                                             A1, A2 and A3                    Good
                                             Baa1, Baa2 and Baa3              Adequate
                                             Ba1, Ba2 and Ba3                 Questionable
                                             B1, B2 and B3                    Poor
                                             Caa                              Very poor
                                             Ca                               Extremely poor
                                             C                                Lowest

MORBIDITY.....................   The relative rate of any health contingency due
                                 to disease or physical impairment.

MORTALITY.....................   The ratio of deaths to a specific population.

NAIC..........................   National Association of Insurance
                                 Commissioners.

NAIC DESIGNATION..............   NAIC designation refers to any one of six
                                 specific alpha-numeric categories used by the Securities Valuation Office of the National
                                 Association of Insurance Commissioners to denote the credit quality of fixed maturity securities. The definition of these NAIC designation categories is as follows:

                                 NAIC 1 is assigned to obligations exhibiting the highest quality. Credit risk is at its lowest and the issuer's credit profile is stable.

                                 NAIC 2 is assigned to obligations of high quality. Credit risk is low but may increase in the intermediate future and the issuer's credit profile is reasonably stable.

                                 NAIC 3 is assigned to obligations of medium quality. Credit risk is intermediate and the issuer's credit profile has elements of instability. These obligations exhibit speculative elements.

                                 NAIC 4 is assigned to obligations of low quality. Credit risk is high and the issuer's credit profile is volatile. These obligations are highly speculative, but currently the issuer has the capacity to meet its obligations.

                                 NAIC 5 is applied to obligations of the lowest credit quality which are not in or near default. Credit risk is at its highest and credit profile is highly volatile, but currently the issuer has the capacity to meet its obligations.

                                 NAIC 6 is applied to obligations which are in or near default.

NEW BUSINESS GROWTH PAYMENT...   A contingent payment due to MONY from AEGON at
                                 December 31, 2002 based on new business growth subsequent to the Group Pension Transaction
                                 Date.

NEW YORK SUPERINTENDENT.......   The New York Superintendent of Insurance.

PARTICIPATING POLICY..........   A policy under which there is a right to
                                 participate in the divisible surplus of the Company to the extent dividends are apportioned thereon (including any such policy that has continued as extended term insurance).
                                 A MONY policy which by its terms is not
                                 non-participating will be deemed to be a participating policy.

PARTICIPATING POLICYHOLDER....   An Eligible Policyholder who is on the Board
                                 Adoption Date the owner of one or more
                                 participating policies which is then in force and remains in force on the Plan Effective
                                 Date.

PERSISTENCY...................   Percentage of life insurance policies or
                                 annuity contracts remaining in force between measurement dates.

PLAN..........................   The plan of reorganization (including all
                                 exhibits and schedules thereto), as it may be amended from time to time, which was adopted by the Board of Trustees of MONY, pursuant to which the Company intends to demutualize.

PLAN EFFECTIVE DATE...........   The effective date of the Demutualization.

POLICY........................   The written forms, endorsements, riders and
                                 attachments that make up an insurance contract between an insured and insurer. A policy includes, among other things, the terms and conditions of the coverage, the perils insured or excluded, the limits of insurance provided, the interests insured and the effective dates of the coverage.

POLICY ACQUISITION COSTS......   Agents' and brokers' commissions, premium
                                 taxes, underwriting and other direct expenses associated with acquiring business.

POLICY CREDITS................   Additional values applied to a policy through
                                 dividends, increases in fund values,
                                 accumulation values or accumulation account values or extensions of coverages.

PREMIUMS......................   Payments and considerations received during the
                                 year on policies and contracts, other than universal life and investment-type contracts, issued or reinsured (assumed less ceded) by an insurance company and accounted for as revenues under GAAP.

REINSURANCE...................   The acceptance by one or more insurers, called
                                 reinsurers, of a portion of the risk
                                 underwritten by another insurer who has
                                 directly written the coverage.

RISK-BASED CAPITAL (RBC)
  REQUIREMENTS................   Regulatory and rating agency targeted surplus
                                 based on the relationship of statutory surplus, with certain adjustments, to the sum of stated percentages of each element of a specified list of company risk exposures.

S & P.........................   Standard & Poor's Ratings Group. S & P's
                                 claims-paying ability ratings are opinions of an operating insurance company's financial ability to meet its obligations under its insurance policies. S & P's claims-paying ability ratings are based on current information provided by the subject insurance company and other reliable sources. S & P uses the following rating scale:

                                             AAA                       Superior
                                             AA+, AA and AA-           Excellent financial
                                                                       security
                                             A+, A and A-              Good financial security
                                             BBB+, BBB and BBB-        Adequate
                                             BB+, Bb and BB-           Financial security may
                                                                       be adequate
                                             B+, B and B-              Vulnerable
                                             CCC                       Extremely vulnerable
                                             R                         Regulatory actions
                                             BBBq, Bbq and Bq          Qualified solvency
                                                                       ratings

SECTION 7312..................   Section 7312 of the New York Insurance Law.

SEPARATE ACCOUNTS.............   Investment accounts maintained by an insurer to
                                 which funds have been allocated for certain policies under provisions of relevant state insurance law. The investments in each separate account are maintained separately from those in other separate accounts and the general account. The investment results of the separate account assets are passed through directly to the separate account contractholders, so that an insurer derives management and other fees from, but bears no investment risk on, these assets, except the risk on certain products that returns on separate account assets will not meet the minimum rate guaranteed on these products.

SERIES A NOTES................   The Series A Notes due December 31, 2002 which
                                 were issued by AEGON and purchased by MONY as part of the Group Pension Transaction.

SERIES B NOTES................   The Series B Notes due December 31, 2002 which
                                 were issued by AEGON and purchased by MONY as part of the Group Pension Transaction.

STATUTORY ACCOUNTING PRACTICES
  (SAP).......................   Those accounting practices prescribed or
                                 permitted by an insurer's domiciliary state insurance regulator for purposes of financial reporting to regulators.

STATUTORY SURPLUS.............   The excess of statutory admitted assets over
                                 statutory liabilities.

SURRENDERS AND WITHDRAWALS....   Surrenders of life insurance policies and
                                 annuity contracts for their entire net cash surrender values and withdrawals of a portion of such values.

TERM LIFE INSURANCE...........   Insurance protection during a certain number of
                                 years but expiring without policy cash value if the insured survives the stated period.

TRADITIONAL LIFE INSURANCE....   Those life insurance products consisting of
                                 whole life insurance and term life insurance.

UNDERWRITING..................   Process of examining, accepting or rejecting
                                 insurance risks, and classifying those
                                 accepted, in order to charge an appropriate premium for each accepted risk.

UNIVERSAL LIFE INSURANCE......   Life insurance under which: (i) premiums are
                                 generally flexible, (ii) the level of death benefits may be adjusted and (iii) mortality, expense and other charges may vary. This insurance is sometimes referred to as unbundled life insurance because its three basic elements
                                 (investment earnings, cost of protection and expense charges) are separately identified both in the policy and in the annual report to the policyholder.

VARIABLE ANNUITY..............   Annuity the value of which fluctuates in
                                 accordance with the investment experience of a separate account. At the time of the payment of benefits to the annuitant, the annuitant can generally elect from a number of payment options which provide either fixed or variable benefit payments.

VARIABLE LIFE INSURANCE.......   Life insurance under which the benefits payable
                                 upon death or surrender vary to reflect the investment experience of a separate account supporting such policies.

WARRANTS......................   Warrants which give the Investors the right to
                                 purchase from the Holding Company in the aggregate 7.0% of the fully diluted Common
                                 Stock (after giving effect to the Offerings) at the Demutualization Date.

WHOLE LIFE INSURANCE..........   Insurance that may be kept in force for a
                                 person's entire life by paying one or more premiums. The insurance policy pays a benefit
                                 (contractual amount adjusted for items such as policy loans and dividends, if any) at the death of the insured. Whole life insurance also builds up cash values.

                       THE MUTUAL LIFE INSURANCE COMPANY
                                  OF NEW YORK
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent accountants' report.............................  F-2
Consolidated balance sheets as of December 31, 1997 and
  1996......................................................  F-3
Consolidated statements of income and comprehensive income
  for the years ended December 31, 1997, 1996 and 1995......  F-4
Consolidated statements of changes in equity for the years
  ended December 31, 1997, 1996 and 1995....................  F-5
Consolidated statements of cash flows for the years ended
  December 31, 1997, 1996 and 1995..........................  F-6
Notes to consolidated financial statements..................  F-7

Supplemental Schedule to the Consolidated Financial
  Statement:
Independent accountants' report.............................  F-47
The MONY Group Inc. condensed balance sheet as of December
  31, 1997..................................................  F-48
Notes to The MONY Group Inc. condensed balance sheet........  F-49
Unaudited interim condensed consolidated balance sheet as of
  June 30, 1998.............................................  F-51
Unaudited interim condensed consolidated statements of
  income and comprehensive income for the six-month periods
  ended June 30, 1998 and 1997..............................  F-52
Unaudited interim condensed consolidated statement of
  changes in equity for the six-month period ended June 30,
  1998......................................................  F-53
Unaudited interim condensed consolidated statements of cash
  flows for the six-month periods ended June 30, 1998 and
  1997......................................................  F-54
Notes to unaudited interim condensed consolidated financial
  statements................................................  F-55

Supplemental Schedule to the Unaudited Interim Condensed
  Consolidated Financial Statements:
The MONY Group Inc. unaudited condensed balance sheet as of
  June 30, 1998.............................................  F-64
The MONY Group Inc. unaudited condensed statement of income
  for the six-month period ended June 30, 1998..............  F-65
The MONY Group Inc. unaudited condensed statement of cash
  flows for the six-month period ended June 30, 1998........  F-66
Notes to The MONY Group Inc. unaudited condensed financial
  statements................................................  F-67

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Trustees of
The Mutual Life Insurance Company of New York

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and changes in equity and of cash flows present fairly, in all material respects, the financial position of The Mutual Life Insurance Company of New York and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     As discussed in Note 5 to the consolidated financial statements, the Company adopted in 1996, Statements of Financial Accounting Standards No. 120 (SFAS 120) and Financial Accounting Standards Board Interpretation No. 40 (FIN
40) which required implementation of several accounting pronouncements not previously adopted. The effects of adopting SFAS 120 and FIN 40 were retroactively applied to the Company's previously issued financial statements, consistent with the implementation guidance of those standards.

PricewaterhouseCoopers LLP

New York, New York
July 27, 1998 except for Note 2,
as to which the date is August 14, 1998.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1997 AND 1996

                                                                1997         1996
                                                              ---------    ---------
                                                                  (IN MILLIONS)
                           ASSETS
Investments:
  Fixed maturity securities available-for-sale at fair
     value..................................................  $ 5,950.1    $ 5,142.1
  Fixed maturity securities held-to-maturity at amortized
     cost...................................................         --        318.7
  Equity securities available-for-sale at fair value........      337.8        305.2
  Mortgage loans on real estate (Note 14)...................    1,430.1      1,582.3
  Policy loans..............................................    1,247.2      1,231.3
  Real estate to be disposed of (Note 14)...................      621.2        434.8
  Real estate held for investment (Note 14).................      495.9      1,070.4
  Other invested assets.....................................       68.6         65.8
                                                              ---------    ---------
                                                               10,150.9     10,150.6
                                                              ---------    ---------
Cash and cash equivalents...................................      313.4        315.4
Accrued investment income...................................      182.8        162.7
Amounts due from reinsurers.................................      574.5        392.1
Premiums receivable.........................................       21.6         22.3
Deferred policy acquisition costs...........................    1,007.1      1,095.2
Other assets................................................      243.0        205.9
Assets transferred in Group Pension Transaction (Note 11)...    5,714.9      5,627.6
Separate account assets.....................................    5,403.1      4,171.7
                                                              ---------    ---------
          Total assets......................................  $23,611.3    $22,143.5
                                                              =========    =========
                   LIABILITIES AND EQUITY
Future policy benefits......................................  $ 7,469.4    $ 7,262.5
Policyholders' account balances.............................    2,352.8      2,552.1
Other policyholders' liabilities............................      238.5        255.9
Amounts due to reinsurers...................................      104.3        110.6
Accounts payable and other liabilities......................      539.0        487.2
Debt (Note 17):
     Short-term.............................................         --        153.0
     Long-term..............................................      423.6        269.7
Current federal income taxes payable........................      120.5        131.7
Deferred federal income taxes (Note 9)......................       11.5         44.1
Liabilities transferred in Group Pension Transaction (Note
  11).......................................................    5,638.7      5,544.1
Separate account liabilities................................    5,392.4      4,162.1
                                                              ---------    ---------
          Total liabilities.................................   22,290.7     20,973.0
Commitments and contingencies (Notes 10, 19, 21)
Retained earnings...........................................    1,202.5      1,085.4
Accumulated other comprehensive income......................      118.1         85.1
                                                              ---------    ---------
          Total equity......................................    1,320.6      1,170.5
                                                              ---------    ---------
          Total liabilities and equity......................  $23,611.3    $22,143.5
                                                              =========    =========

          See accompanying notes to consolidated financial statements.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                              1997        1996        1995
                                                            --------    --------    --------
                                                                     (IN MILLIONS)
REVENUES:
Premiums..................................................  $  838.6    $  859.8    $  875.9
Universal life and investment-type product policy fees....     127.3       100.9        80.8
Net investment income (Note 12)...........................     733.0       751.6       728.8
Net realized gains on investments (Note 12)...............      72.1        75.9        16.2
Group Pension Profits (Note 11)...........................      60.0        59.5        61.7
Other income..............................................     145.4       117.3        96.2
                                                            --------    --------    --------
                                                             1,976.4     1,965.0     1,859.6
                                                            --------    --------    --------
BENEFITS AND EXPENSES:
Benefits to policyholders.................................     840.1       872.2       883.6
Interest credited to policyholders' account balances......     139.4       156.1       175.3
Amortization of deferred policy acquisition costs.........     181.2       158.2       132.6
Dividends to policyholders................................     224.3       231.4       222.5
Other operating costs and expenses........................     403.7       446.6       383.8
                                                            --------    --------    --------
                                                             1,788.7     1,864.5     1,797.8
                                                            --------    --------    --------
Income before income taxes and extraordinary item.........     187.7       100.5        61.8
Income tax expense........................................      57.3        44.0        21.4
                                                            --------    --------    --------
Income before extraordinary item..........................     130.4        56.5        40.4
Extraordinary item -- demutualization expenses, net (Note
  5)......................................................      13.3         0.0         0.0
                                                            --------    --------    --------
Net income................................................     117.1        56.5        40.4
Other comprehensive income, net (Note 12).................      33.0       (59.9)      191.5
                                                            --------    --------    --------
Comprehensive income......................................  $  150.1    $   (3.4)   $  231.9
                                                            ========    ========    ========

          See accompanying notes to consolidated financial statements.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
                  CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                                                     ACCUMULATED
                                                                                        OTHER
                                                                       RETAINED     COMPREHENSIVE
                                                       TOTAL EQUITY    EARNINGS        INCOME
                                                       ------------    ---------    -------------
                                                                     (IN MILLIONS)
Balance, December 31, 1994...........................    $  942.0      $  988.5        $(46.5)
Comprehensive income
  Net income.........................................        40.4          40.4
  Other comprehensive income:
     Unrealized gains on investments, net of
       unrealized losses, reclassification
       adjustments, and taxes (Note 12)..............       191.5                       191.5
                                                         --------      --------        ------
Comprehensive income.................................       231.9
                                                         --------
Balance, December 31, 1995...........................     1,173.9       1,028.9         145.0
Comprehensive income
  Net income.........................................        56.5          56.5
     Other comprehensive income:
     Unrealized losses on investments, net of
       unrealized gains, reclassification
       adjustments, and taxes (Note 12)..............       (59.9)                      (59.9)
                                                         --------      --------        ------
Comprehensive income.................................        (3.4)
                                                         --------
Balance, December 31, 1996...........................     1,170.5       1,085.4          85.1
Comprehensive income
  Net income.........................................       117.1         117.1
  Other comprehensive income:
     Unrealized gains on investments, net of
       unrealized losses, reclassification
       adjustments, and taxes (Note 12)..............        33.0                        33.0
                                                         --------      --------        ------
Comprehensive income.................................       150.1
                                                         --------
Balance, December 31, 1997...........................    $1,320.6      $1,202.5        $118.1
                                                         ========      ========        ======

          See accompanying notes to consolidated financial statements.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                 YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995

                                                                1997         1996         1995
                                                              ---------    ---------    ---------
                                                                         (IN MILLIONS)
CASH FLOWS FROM OPERATING ACTIVITIES (SEE NOTE 5):
Net income..................................................  $   117.1    $    56.5    $    40.4
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Interest credited to policyholders' account balances......      122.3        141.2        144.7
  Universal life and investment-type product policy fee
    income..................................................     (112.9)       (98.4)       (87.1)
  Capitalization of deferred policy acquisition costs.......     (141.0)      (145.3)      (154.3)
  Amortization of deferred policy acquisition costs.........      181.2        158.2        132.6
  Provision for depreciation and amortization...............       55.0         53.8         71.7
  Provision for deferred federal income taxes...............      (50.2)       (32.6)        (5.5)
  Net realized gains on investments.........................      (72.1)       (75.9)       (16.2)
  Non-cash distributions from investments...................      (31.1)       (56.1)       (39.2)
  Change in other assets and accounts payable and other
    liabilities.............................................     (177.5)        57.0        124.5
  Change in future policy benefits..........................      206.9        191.7        193.5
  Change in other policyholders' liabilities................      (17.4)        21.4         (1.1)
  Change in current federal income taxes payable............      (11.2)        63.3        (85.3)
                                                              ---------    ---------    ---------
Net cash provided by operating activities...................       69.1        334.8        318.7
                                                              ---------    ---------    ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Sales, maturities or repayments of:
  Fixed maturities..........................................      952.0        690.1        823.2
  Equity securities.........................................      246.7        170.7         71.0
  Mortgage loans on real estate.............................      334.4        353.6        229.7
  Real estate...............................................      430.8        442.4        303.1
  Other invested assets.....................................        5.0         13.3         15.3
Acquisitions of investments:
  Fixed maturities..........................................   (1,336.2)    (1,200.8)    (1,052.2)
  Equity securities.........................................     (211.5)      (119.7)       (92.2)
  Mortgage loans on real estate.............................     (183.1)      (166.8)      (141.1)
  Real estate...............................................      (52.7)       (63.6)       (79.3)
  Other invested assets.....................................       (1.7)        (1.6)        (1.6)
  Policy loans, net.........................................      (15.9)       (12.7)         2.6
  Other, net................................................       10.1          0.1        (13.1)
  Property & equipment, net.................................      (35.8)        (3.9)        (3.0)
                                                              ---------    ---------    ---------
Net cash provided by investing activities...................      142.1        101.1         62.4
                                                              ---------    ---------    ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of debt............................................      115.0          0.0         76.3
Repayments of debt..........................................     (126.0)      (174.1)       (13.5)
Receipts from annuity and universal life policies credited
  to policyholders' account balances........................    1,226.4      1,204.9      1,066.9
Return of policyholders' account balances on annuity
  policies and universal life policies......................   (1,435.2)    (1,584.1)    (1,350.0)
Other.......................................................        6.6          6.7          0.0
                                                              ---------    ---------    ---------
Net cash used in financing activities.......................     (213.2)      (546.6)      (220.3)
                                                              ---------    ---------    ---------
Net (decrease) increase in cash and cash equivalents........       (2.0)      (110.7)       160.8
Cash and cash equivalents, beginning of year................      315.4        426.1        265.3
                                                              ---------    ---------    ---------
Cash and cash equivalents, end of year......................  $   313.4    $   315.4    $   426.1
                                                              =========    =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Income taxes................................................  $   114.6    $    13.6    $   111.6
Interest....................................................  $    20.8    $    36.8    $    36.1

          See accompanying notes to consolidated financial statements.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND DESCRIPTION OF BUSINESS:

     The Mutual Life Insurance Company of New York ("MONY" or the "Company") is a New York domiciled mutual life insurance company primarily engaged in the business of providing a wide range of life insurance, annuity, and investment products to higher income individuals, particularly family builders, pre-retirees and small business owners (see Note 6). The Company distributes its products to such individuals primarily through its career agency sales force. The Company sells its products in all 50 of the United States, the District of Columbia, the U.S. Virgin Islands, Guam and the Commonwealth of Puerto Rico.

2.  DEMUTUALIZATION:

     On August 14, 1998 (the "Board Adoption Date"), the Board of Trustees of MONY adopted, pursuant to the New York Insurance Law, a Plan of Reorganization (as amended, the "Plan") pursuant to which MONY proposes to convert from a mutual life insurance company to a stock life insurance company (such proposed conversion, together with other matters addressed in the Plan, the "Demutualization"). In connection with the effectiveness of the Plan, the following will occur: (i) MONY will convert from a mutual life insurance company to a stock life insurance company, which will be named MONY Life Insurance Company, and will become a wholly owned subsidiary of The MONY Group Inc. (the "Holding Company"), (ii) all policyholders' membership interests will be extinguished and in exchange therefor policyholders who own a Policy (as defined in the Plan) that was in force on the Board Adoption Date and which remains in force on the effective date of the Demutualization (the "Plan Effective Date") ("Eligible Policyholders") will receive shares of common stock of the Holding Company ("Common Stock") or, in certain circumstances, cash or policy credits in the form of an increase in accumulation account value, dividend deposits or dividend additions, additional death benefits or an extension of an expiry date with respect to such policies (hereinafter, "Policy Credits") and Eligible Policyholders owning a life or accident and health insurance policy or annuity contract issued by MONY under which there is a right to participate in the divisible surplus of MONY to the extent that dividends are apportioned thereon ("Participating Policyholders") will receive additional shares of common stock or, in certain circumstances, cash or Policy Credits, (iii) a closed block (the "Closed Block") of certain individual MONY participating policies in classes for which MONY had a current payable dividend scale (such Policies constitute the "Closed Block Business") will be created, and assets will be allocated to the Closed Block to support the future payment of benefits and dividends on, and certain expenses and taxes relating to, the Policies included therein and (iv) shares of Common Stock may be registered under the Securities Act of 1933 and offered to the public in an initial public offering if market conditions are appropriate.

3.  INVESTMENT AGREEMENT:

     On December 30, 1997, affiliates of Goldman, Sachs & Co. (the "Investors"), which is one of the underwriters for the Holding Company's initial public offering, entered into an investment agreement with MONY (the "Investment Agreement"), pursuant to which: (i) the Investors purchased, for $115.0 million (the "Consideration"), Surplus Notes issued by MONY (the "MONY Notes") with an aggregate principal amount equal to the Consideration (see Note 17), and (ii) the Investors purchased, for $10.0 million, warrants (the "Warrants") to purchase from the Holding Company (after giving effect to the initial public offering) in the aggregate 7.0% of the fully diluted Common Stock as of the date the Plan becomes effective or, if later, the first date following such effectiveness on which shares of Common Stock are first issued to Eligible Policyholders (the "Demutualization Date").

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The purchase price payable for each share of the Common Stock issuable upon exercise of Warrants initially is (a) in the event the initial public offering occurs prior to, on or within five trading days after the Demutualization Date, the initial public offering price of the Common Stock, unless the average of the daily closing prices of the Common Stock for the 40 trading days following the first 20 trading days after the Demutualization Date is greater than 115% of the initial public offering price, in which case such initial exercise price shall be equal to the sum of the initial public offering price plus an amount equal to one half of the excess of such 40 day average over 115% of the initial public offering price or (b) in the event the initial public offering does not occur prior to, on or within five trading days after the Demutualization Date, the lesser of (i) the average of the daily closing prices of the Common Stock for the first 20 trading days following Demutualization and (ii) 70% of the book value per share of the Common Stock as of the Demutualization, determined in accordance with generally accepted accounting principles ("GAAP"). The Warrants contain standard anti-dilution provisions, providing for adjustment to the exercise price in the event of, among other things, a dividend or other distribution of capital stock, evidences of indebtedness or other property, issuances of rights, options or warrants, certain cash dividends and certain tender offers.

     In addition, under the terms of the Investment Agreement, the Investors agreed, upon MONY's request, if made at any time up to 90 days after the Demutualization Date and subject to certain conditions precedent, to purchase an aggregate of 1.0 million shares of convertible preferred stock of the Holding Company (the "Convertible Preferred Stock") for a total purchase price of $100.0 million. The Convertible Preferred Stock would be convertible, at the option of the holder at any time, into Common Stock at a conversion price equal to the initial exercise price of the Warrants and would be subject to certain anti-dilution adjustments. The Convertible Preferred Stock would be mandatorily redeemable on the earlier of (i) the tenth anniversary of the issuance date of such stock or (ii) December 30, 2013, at a price equal to the liquidation preference of such stock plus accumulated and unpaid dividends at the redemption date (the "Redemption Price"). The Redemption Price would be payable in cash or Common Stock. If the Holding Company elects to issue Common Stock in satisfaction of the Redemption Price, the number of shares of Common Stock to be issued would be determined by dividing a number that is equal to 110 percent of the Redemption Price by the value of the Common Stock, which for this purpose would be equal to the average of the closing price of the Common Stock for the 20 trading days immediately preceding the redemption date. In addition, under certain circumstances the Holding Company, at its option, could redeem the Convertible Preferred Stock after the third anniversary of the issuance of such stock.

4.  THE CLOSED BLOCK:

     The Closed Block is a mechanism described in Section 7312 of the New York Insurance Law. Under the Plan, the Company will establish and operate the Closed Block as a closed block of participating business for the benefit, for dividend purposes only, of the Policies included therein. The Company will allocate to the Closed Block an amount of assets expected to produce cash flows which, together with anticipated revenues from the Closed Block Business, are reasonably expected to be sufficient to support the Closed Block Business, including but not limited to, provision for payment of claims and surrender benefits, certain expenses and taxes, and for continuation of current payable dividend scales, assuming the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. In determining the amount of assets to be allocated to the Closed Block, management has made certain estimates and assumptions regarding the expected cash flows from the Closed Block assets and the Closed Block Business, including estimates and assumptions regarding investment cash flows, mortality, persistency, and expenses which are to be funded in the Closed Block. The assets and liabilities allocated to the Closed Block will be recorded in the Company's financial statements at their historical carrying values. The carrying value of the assets allocated to the Closed Block will be less than the

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

carrying value of the Closed Block liabilities at the Plan Effective Date. The excess of the Closed Block liabilities over the Closed Block assets at the Plan Effective Date represents the total estimated future post-tax contribution expected to emerge from the operation of the Closed Block, which will be recognized in the Company's income over the period the policies and the contracts in the Closed Block remain in force.

     The estimated net cash flows assumed in determining the Closed Block funding consist of premiums from Policies included in the Closed Block, investment income from Closed Block assets, proceeds from maturities and dispositions of Closed Block assets, less benefits paid on Closed Block Policies, certain expenses (including taxes) funded in the Closed Block, and dividends on Closed Block Policies based on current payable dividend scales. To the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, more favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be greater than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Conversely, to the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, less favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be less than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Accordingly, the recognition of the aforementioned gain is not affected by the aggregate actual experience of the Closed Block assets and the Closed Block Business subsequent to the Plan Effective Date, except in the unlikely event that the Closed Block assets and the actual experience of the Closed Block Business subsequent to the Plan Effective Date are not sufficient to pay the guaranteed benefits on the Closed Block Policies, in which case the Company will be required to fund any such deficiency from its general account assets outside of the Closed Block. In addition, MONY has undertaken to reimburse the Closed Block from its general account assets outside the Closed Block for any reduction in principal payments due on the Series A Notes (which have been allocated to the Closed Block) pursuant to the terms thereof, as described in Note 11. Since the Closed Block will be funded to provide for payment of guaranteed benefits on such Policies and, in addition, for continuation of current payable dividends, it will not be necessary to use general funds to pay guaranteed benefits unless the Closed Block Business experiences very substantial ongoing adverse experience in investment, mortality, persistency or other experience factors. The Company will regularly (at least quarterly) monitor the experience from the Closed Block and make changes to the dividend scale, when appropriate, to ensure that the profits are distributed to the policyholders in a fair and equitable manner. In addition, periodically the New York Insurance Department will require the filing of an independent auditor report on the operations of the Closed Block.

     As a result of the establishment of the Closed Block, certain line items in the Company's financial statements subsequent to the establishment of the Closed Block will reflect material reductions in reported amounts, as compared to years prior to the establishment of the Closed Block, while having no effect on net income. The actual results of the Closed Block assets and the Closed Block Business will be reflected as a single line item in the Company's statements of income entitled, "Contribution from the Closed Block", whereas, prior to the establishment of the Closed Block the results from the underlying business were reported in various line items in the Company's income statements, including: premiums, investment income, net realized gains and losses on investments, benefits, amortization of deferred acquisition costs, etc. The Contribution from the Closed Block is expected to be equal to the periodic amortization of the gain resulting from the difference between the carrying value of the assets allocated to the Closed Block and the Closed Block liabilities at the Plan Effective Date. In addition, all assets and liabilities allocated to the Closed

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Block will be reported in the Company's balance sheet separately under the captions "Closed Block assets" and "Closed Block liabilities", respectively.

     The pre-tax Contribution from the Closed Block includes only those revenues, benefit payments, dividends, premium taxes, state guaranty fund assessments, and investment expenses considered in funding the Closed Block. However, many expenses associated with operating the Closed Block and administering the Policies included therein will be excluded from and, accordingly, not funded in the Closed Block. These expenses will be reported in the Company's statement of operations, outside of the Contribution from the Closed Block, consistent with how they are funded. Such expenses will be reported in the separate line items to which they apply based on the nature of such expenses. Management expects that such expenses will be included and reported as Other Operating Costs and Expenses in the Company's statement of operations, unless any individual expense item is considered to be significant, in which case such item or items will be reported separately in the Company's statement of operations. Federal income taxes applicable to the Closed Block, which will be funded in the Closed Block, will be reflected as a component of federal income tax expense in the Company's statement of operations. Since many expenses related to the Closed Block are funded outside the Closed Block, operating costs and expenses outside the Closed Block may be disproportionate to the level of business outside the Closed Block.

5.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements have been prepared in conformity with GAAP. Prior to 1996, the Company, as a mutual life insurance company, prepared its financial statements in conformity with accounting practices prescribed or permitted by the New York State Insurance Department ("SAP"), which accounting practices were considered to be GAAP for mutual life insurance companies. As of January 1, 1996, the Company adopted Financial Accounting Standards Board (FASB) Interpretation No. 40, Applicability of Generally Accepted Accounting Principles to Mutual Life Insurance and Other Enterprises (the "Interpretation"), and Statement of Financial Accounting Standards ("SFAS") No. 120, Accounting and Reporting by Mutual Life Insurance Enterprises and by Insurance Enterprises for Certain Long Duration Participating Policies (the "Standard"). The Interpretation and the Standard require mutual life insurance companies to adopt all applicable authoritative GAAP pronouncements in their general purpose financial statements. Accordingly, the initial effect of applying the Interpretation and the Standard has been reported retroactively through the restatement of previously issued financial statements presented herein for comparative purposes (see Note 20).

     During 1997, the Company adopted SFAS No. 130, Reporting Comprehensive Income, and SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which were issued by the FASB in June of 1997. SFAS No. 130 established standards for reporting and display of comprehensive income and its components in general purpose financial statements. SFAS No. 131 established standards for the way that public business enterprises report information about operating segments in their annual and interim financial statements. SFAS No. 131 also established standards for disclosures about an enterprise's products and services, geographic areas, and major customers. All periods presented herein reflect the provisions of both SFAS No. 130 and SFAS No. 131.

     The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ significantly from

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

those estimates. The most significant estimates made in conjunction with the preparation of the Company's financial statements include those used in determining (i) deferred policy acquisition costs, (ii) the liability for future policy benefits, and (iii) valuation allowances for mortgage loans and real estate to be disposed of, and impairment writedowns for real estate held for investment.

  PRINCIPLES OF CONSOLIDATION

     The accompanying consolidated financial statements include the accounts of the Company, its wholly owned life insurance and non-insurance subsidiaries, and those partnerships in which the Company has a majority voting interest. All significant intercompany accounts and transactions have been eliminated.

     Minority interest related to partnerships that are consolidated, which is included in Accounts Payable and Other Liabilities, amounted to $48.7 million and $47.1 million at December 31, 1997 and 1996, respectively.

  VALUATION OF INVESTMENTS AND REALIZED GAINS AND LOSSES

     All of the Company's fixed maturity securities are classified as available-for-sale and are reported at estimated fair value; except that, prior to 1997, the Company's investment in the Series A Notes was classified as held-to-maturity (see Note 11). The Company's equity securities are comprised of investments in common stocks and limited partnership interests. The Company's investments in common stocks are classified as available-for-sale and are reported at estimated fair value. The Company's investments in limited partnership interests, substantially all of which represent an ownership interest between 3% and 50%, are accounted for in accordance with the equity method of accounting. Unrealized gains and losses on fixed maturity securities and common stocks are reported as a separate component of other comprehensive income, net of deferred income taxes and an adjustment for the effect on deferred policy acquisition costs that would have occurred if such gains and losses had been realized. The cost of fixed maturity securities and common stock is adjusted for impairments in value deemed to be other than temporary. These adjustments are reflected as realized losses on investments. Realized gains and losses on sales of investments are determined on the basis of specific identification.

     Mortgage loans on real estate are stated at their unpaid principal balances, net of valuation allowances. Valuation allowances are established for the excess of the carrying value of a mortgage loan over its estimated fair value when the loan is considered to be impaired. Mortgage loans are considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Estimated fair value is based on either the present value of expected future cash flows discounted at the loan's original effective interest rate, or the loan's observable market price (if considered to be a practical expedient), or the fair value of the collateral if the loan is collateral dependent and if foreclosure of the loan is considered probable. The provision for loss is reported as a realized loss on investment. Loans in foreclosure and loans considered to be impaired, other than restructured loans, are placed on non-accrual status. Interest received on non-accrual status mortgage loans is included in investment income in the period received. Interest income on restructured mortgage loans is accrued at the restructured loans' interest rate.

     Real estate held for investment, as well as related improvements, are generally stated at cost less depreciation. Depreciation is determined using the straight-line method over the estimated useful life of the asset (which may range from 5 to 40 years). Cost is adjusted for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In performing the review for recoverability, management estimates the future cash flows expected from real estate investments including the proceeds on disposition. If the sum

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

of the expected undiscounted future cash flows is less than the carrying amount of the real estate, an impairment loss is recognized. Impairment losses are based on the estimated fair value of the real estate, which is generally computed using the present value of expected future cash flows from the real estate discounted at a rate commensurate with the underlying risks. Real estate acquired in satisfaction of debt is recorded at estimated fair value at the date of foreclosure. Real estate that management intends to sell is classified as "to be disposed of". Real estate to be disposed of is reported at the lower of its current carrying value or estimated fair value less estimated sales costs. Changes in reported values relating to real estate to be disposed of and impairments of real estate held for investment are reported as realized gains or losses on investments.

     Policy loans are carried at their unpaid principal balances.

     Cash and cash equivalents include cash on hand, amounts due from banks and highly liquid debt instruments with an original maturity of three months or less.

  RECOGNITION OF INSURANCE REVENUE AND RELATED BENEFITS

     Premiums from participating and non-participating traditional life, health and annuity policies with life contingencies are recognized as premium income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.

     Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenue from these types of products consist of amounts assessed during the period against policyholders' account balances for policy administration charges, cost of insurance and surrender charges. Policy benefits charged to expense include benefit claims incurred in the period in excess of the related policyholders' account balance.

  DEFERRED POLICY ACQUISITION COSTS ("DAC")

     The costs of acquiring new business, principally commissions, underwriting, agency, and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred.

     For participating traditional life policies, DAC is amortized over the expected life of the contracts (30 years) as a constant percentage based on the present value of estimated gross margins expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1997, the expected investment yield was 7.25 percent for the years from 1998 to 2002, and
7.40 percent for the years thereafter. Estimated gross margins include anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends.

     For universal life products and investment-type products, DAC is amortized over the expected life of the contracts (ranging from 15 to 30 years) as a constant percentage based on the present value of estimated gross profits expected to be realized over the life of the contracts using the contract rate. The contract rates range from 7.50 percent to 8.50 percent. Estimated gross profits arise principally from investment results, mortality and expense margins and surrender charges.

     DAC is subject to recoverability testing at the time of policy issuance and loss recognition testing at the end of each accounting period. The effect on the amortization of DAC of revisions in estimated experience is reflected in earnings in the period such estimates are revised. In addition, the effect on the DAC asset that would result from the realization of unrealized gains (losses) is recognized through an offset to Other Comprehensive Income as of the balance sheet date.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  FUTURE POLICY BENEFITS AND POLICYHOLDERS' ACCOUNT BALANCES

     Future policy benefit liabilities for participating traditional life policies are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Dividend fund interest assumptions range from 2.0 percent to
5.5 percent.

     Policyholders' account balances for universal life and investment-type contracts represent an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals. The weighted average interest crediting rate for universal life products was approximately
6.1 percent, 5.9 percent, and 6.2 percent for the years ended December 31, 1997, 1996, and 1995, respectively. The weighted average interest crediting rate for investment-type products was approximately 5.6 percent for each of the years ended December 31, 1997, 1996, and 1995, respectively.

  DIVIDENDS TO POLICYHOLDERS

     Dividends to policyholders are determined annually by the Board of Trustees. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year, as well as management's judgment as to the appropriate level of statutory surplus to be retained by the Company.

  PARTICIPATING BUSINESS

     At December 31, 1997 and 1996, participating business represented approximately 81.0% and 81.6% of the Company's life insurance in force, and 88.4% and 88.6% of the number of life insurance policies in force, respectively. For each of the years ended December 31, 1997 and 1996, participating business represented approximately 99.9% of life insurance premiums.

  PROPERTY, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements, which are reported in Other Assets, are stated at cost less accumulated depreciation and amortization. Depreciation is determined using the straight-line method over the estimated useful lives of the related assets which generally range from 3 to 40 years. Amortization of leasehold improvements is determined using the straight-line method over the lesser of the unexpired lease term or the estimated useful life of the improvement.

     Accumulated depreciation of property and equipment and amortization of leasehold improvements was $58.5 million and $50.5 million at December 31, 1997 and 1996, respectively. Related depreciation and amortization expense was $8.8 million, $5.9 million and $6.1 million for the years ended December 31, 1997, 1996, and 1995, respectively.

  FEDERAL INCOME TAXES

     The Company files a consolidated federal income tax return with its life and non-life affiliates. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

  REINSURANCE

     The Company has reinsured certain of its life insurance and investment contracts with other insurance companies under various agreements. Amounts due from reinsurers are estimated based on assumptions consistent with those used in establishing the liabilities related to the underlying reinsured contracts. Policy and contract liabilities are reported gross of reserve credits. Gains on

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

reinsurance are deferred and amortized into income over the remaining life of the underlying reinsured contracts.

     In determining whether a reinsurance contract qualifies for reinsurance accounting, SFAS No. 113 requires that there be a "reasonable possibility" that the reinsurer may realize a "significant loss" from assuming insurance risk under the contract. In making this assessment, the Company projects the results of the policies reinsured under the contract under various scenarios and assesses the probability of such results actually occurring. The projected results represent the present value of all the cash flows under the reinsurance contract. The Company generally defines a "reasonable possibility" as having a probability of at least 10%. In assessing whether the projected results of the reinsured business constitute a "significant loss", the Company considers: (i) the ratio of the aggregate projected loss, discounted at an appropriate rate of interest (the "aggregate projected loss"), to an estimate of the reinsurer's investment in the contract, as hereafter defined, and (ii) the ratio of the aggregate projected loss to an estimate of the total premiums to be received by the reinsurer under the contract discounted at an appropriate rate of interest.

     The reinsurer's investment in a reinsurance contract consists of amounts paid to the ceding company at the inception of the contract (e.g. expense allowances and the excess of liabilities assumed by the reinsurer over the assets transferred to the reinsurer under the contract) plus the amount of capital required to support such business consistent with prudent business practices, regulatory requirements, and the reinsurer's credit rating. The Company estimates the capital required to support such business based on what it considers to be an appropriate level of risk-based capital in light of regulatory requirements and prudent business practices.

  SEPARATE ACCOUNTS

     Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent that the value of such assets exceeds the separate account liabilities. Investments held in separate accounts and liabilities of the separate accounts are reported separately as assets and liabilities. Substantially all separate account assets are reported at estimated fair value. Investment income and gains or losses on the investments of separate accounts accrue directly to contractholders and, accordingly, are not reflected in the Company's consolidated statements of income and cash flows. Fees charged to the separate accounts by the Company (including mortality charges, policy administration fees and surrender charges) are reflected in the Company's revenues.

  CONSOLIDATED STATEMENTS OF CASH FLOWS -- NON-CASH TRANSACTIONS

     For the years ended December 31, 1997, 1996, and 1995, respectively, real estate of $14.4 million, $29.1 million, and $56.4 million was acquired in satisfaction of debt. At December 31, 1997 and 1996, the Company owned real estate acquired in satisfaction of debt of $326.1 million and $525.7 million, respectively. Other non-cash transactions, which are reflected in the statement of cash flows as a reconciling item from net income to net cash provided by operating activities, consisted primarily of stock distributions from the Company's partnership investments and payment-in-kind for interest due on certain fixed maturity securities.

  EXTRAORDINARY ITEM -- DEMUTUALIZATION EXPENSES

     The accompanying consolidated statements of income and comprehensive income reflect extraordinary charges of $13.3 million (net of taxes) for the year ended December 31, 1997 relating to costs associated with the Demutualization. Management estimates that approximately $21.4

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

million (net of taxes) relating to costs associated with the Plan will be incurred and expensed subsequent to December 31, 1997.

  NEW ACCOUNTING PRONOUNCEMENTS

     In January 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". SOP 97-3 provides guidance for determining when an entity should recognize a liability for guaranty fund and other insurance-related assessments and when it may recognize an asset for a portion or all of the assessment liability or paid assessment that can be recovered through premium tax offsets or policy surcharges. SOP 97-3 is effective for fiscal years beginning after December 15, 1998. Adoption of SOP 97-3 is not expected to have a material effect on the Company's financial condition or results of operations.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits". SFAS No. 132 revises disclosures about pension and other postretirement benefit plans. However, it does not change the measurement or recognition of those plans. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997. Adoption of SFAS No.132 will not have any effect on the Company's financial condition or results of operations.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 provides guidance for determining when an entity should capitalize or expense external and internal costs of computer software developed or obtained for internal use. SOP 98-1 is effective for fiscal years beginning after December 15, 1998. Adoption of SOP 98-1 is not expected to have a material effect on the Company's financial condition or results of operations.

     In June 1998, The FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 133 requires all derivatives to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. The corresponding derivative gains and losses should be reported based on the hedge relationship that exists, if there is one. Changes in the fair value of derivatives that are not designated as hedges or that do not meet the hedge accounting criteria in SFAS 133, are required to be reported in earnings. SFAS 133 is effective for fiscal years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material effect on the Company's financial condition or results of operations.

6.  SEGMENT INFORMATION:

     The Company's business activities consist of the following: protection product operations, accumulation product operations, mutual fund operations, securities broker-dealer operations, insurance brokerage operations, and certain insurance lines of business no longer written by the Company (the "run-off businesses"). These business activities represent the Company's operating segments. Except as discussed below, these segments are managed separately because they either provide different products or services, are subject to different regulation, require different strategies, or have different technology requirements.

     Management considers the Company's mutual fund operations to be an integral part of the products offered by the Company's accumulation products segment, since substantially all the mutual funds sold by the Company are offered through, and in conjunction with, the products marketed by the accumulation products segment. Accordingly, for management purposes (including, performance assessment and making decisions regarding the allocation of resources), the Company aggregates its mutual fund operations with its accumulation products segment.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Of the aforementioned segments, only the protection products segment and the accumulation products segment qualify as reportable segments in accordance with FASB Statement No. 131. All of the Company's other segments are combined and reported in an other products segment.

     Products comprising the protection products segment primarily include a wide range of individual life insurance products, including; permanent and last survivor whole life, term life, universal life, variable universal life, and group universal life. In addition, included in the protection products segment are: (i) the assets and liabilities transferred pursuant to the Group Pension Transaction, as well as the Group Pension Profits (see Note 11), and (ii) disability income insurance products. Products comprising the accumulation products segment primarily include fixed annuities, non-participating interest sensitive products (including; single premium deferred annuities, immediate annuities, and flexible premium variable annuities), proprietary mutual funds, investment management services, and certain other financial services products. The Company's other products segment primarily consists of the securities broker-dealer operation, the insurance brokerage operation, and the run-off businesses. The securities broker-dealer operation markets the Company's proprietary investment products and, in addition, provides customers of the Company's protection and accumulation products access to other non-proprietary investment products (including stocks, bonds, limited partnership interests, tax-exempt unit investment trusts and other investment securities). The insurance brokerage operation provides the Company's field agency force with access to life, annuity, small group health and specialty insurance products written by other carriers to meet the insurance and investment needs of its customers. The run-off businesses primarily consist of group life and health business, as well as group pension business that was not included in the Group Pension Transaction (see Note 11).

     Set forth in the table below is certain financial information with respect to the Company's operating segments as of and for each of the years ended December 31, 1997, 1996 and 1995, as well as amounts not allocated to the segments. Except for various allocations discussed below, the accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates the performance of each operating segment based on profit or loss from operations before income taxes and nonrecurring items (e.g. items of an unusual or infrequent nature). The Company does not allocate nonrecurring items to the segments. In addition, all segment revenues are from external customers.

     Assets have been allocated to the segments in amounts sufficient to support the associated liabilities of each segment and maintain a separately calculated regulatory risk-based capital ("RBC") level for each segment equal to that of the Company's RBC level (see Note 20). Allocations of net investment income and net realized gains on investments were based on the amount of assets allocated to each segment. Other costs and operating expenses were allocated to each of the segments based on: (i) a review of the nature of such costs, (ii) time studies analyzing the amount of employee compensation costs incurred by each segment, and (iii) cost estimates included in the Company's product pricing. Substantially all non-cash transactions and impaired real estate (including real estate acquired in satisfaction of debt) have been allocated to the Protection Products segment (see Note 5).

     Amounts reported as "unallocated amounts" in the table below primarily relate to: (i) contracts issued by MONY relating to its employee benefit plans,
(ii) expenses incurred in 1996 and 1995 relating to settlements and reserves for various lawsuits and legal disputes, including lawsuits against the Company alleging market conduct improprieties (see Note 19), and (iii) expenses incurred in 1996 in connection with special termination benefits paid to certain employees under an early retirement program (see Note 8).

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                         1997            1996            1995
                                                       ---------    ---------------    ---------
                                                                    ($ IN MILLIONS)
Premiums:
  Protection Products................................  $   817.0       $   837.4       $   845.1
  Accumulation Products..............................        5.0             4.2             9.8
  Other Products.....................................       16.6            18.2            21.0
                                                       ---------       ---------       ---------
                                                       $   838.6       $   859.8       $   875.9
                                                       =========       =========       =========
Universal life and investment-type product policy
  fees:
  Protection Products................................  $    74.9       $    63.4       $    53.9
  Accumulation Products..............................       50.9            36.6            24.8
  Other Products.....................................        1.5             0.9             2.1
                                                       ---------       ---------       ---------
                                                       $   127.3       $   100.9       $    80.8
                                                       =========       =========       =========
Net investment income and net realized gains (losses)
  on investments:
  Protection Products................................  $   611.9       $   605.3       $   501.5
  Accumulation Products..............................      131.4           144.0           153.3
  Other Products.....................................       59.9            74.6            85.4
  Unallocated amounts................................        1.9             3.6             4.8
                                                       ---------       ---------       ---------
                                                       $   805.1       $   827.5       $   745.0
                                                       =========       =========       =========
Other income:
  Protection Products(1).............................  $    94.9       $    87.7       $    85.0
  Accumulation Products..............................       52.1            32.2            26.0
  Other Products.....................................       53.1            52.2            42.0
  Unallocated amounts................................        5.3             4.7             4.9
                                                       ---------       ---------       ---------
                                                       $   205.4       $   176.8       $   157.9
                                                       =========       =========       =========
Amortization of deferred policy acquisition costs:
  Protection Products................................  $   146.8       $   135.0       $   118.7
  Accumulation Products..............................       34.4            23.2            13.9
  Other Products.....................................        0.0             0.0             0.0
                                                       ---------       ---------       ---------
                                                       $   181.2       $   158.2       $   132.6
                                                       =========       =========       =========
Benefits to policyholders:(2)
  Protection Products................................  $   834.3       $   863.2       $   867.9
  Accumulation Products..............................       92.6           102.8           116.3
  Other Products.....................................       45.4            54.1            65.0
  Unallocated amounts................................        7.2             8.2             9.7
                                                       ---------       ---------       ---------
                                                       $   979.5       $ 1,028.3       $ 1,058.9
                                                       =========       =========       =========
Other operating costs and expenses:
  Protection Products................................  $   267.6       $   267.1       $   252.0
  Accumulation Products..............................       66.3            52.8            47.2
  Other Products.....................................       66.2            81.9            74.7
  Unallocated amounts................................        3.6            44.8             9.9
                                                       ---------       ---------       ---------
                                                       $   403.7       $   446.6       $   383.8
                                                       =========       =========       =========

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                         1997            1996            1995
                                                       ---------    ---------------    ---------
                                                                    ($ IN MILLIONS)
Income before income taxes:
  Protection Products................................  $   129.0       $   101.2       $    28.7
  Accumulation Products..............................       44.1            35.9            34.2
  Other Products.....................................       18.3             8.1             8.9
  Unallocated amounts................................       (3.7)          (44.7)          (10.0)
                                                       ---------       ---------       ---------
                                                       $   187.7       $   100.5       $    61.8
                                                       =========       =========       =========
Assets:
  Protection Products(3).............................  $15,776.5       $15,158.5
  Accumulation Products..............................    5,757.9         4,747.2
  Other Products.....................................    1,234.2         1,417.1
  Unallocated amounts................................      842.7           820.7
                                                       ---------       ---------
                                                       $23,611.3       $22,143.5
                                                       =========       =========
Deferred policy acquisition costs:
  Protection Products................................  $   874.1       $   961.8
  Accumulation Products..............................      133.0           133.4
  Other Products.....................................        0.0             0.0
                                                       ---------       ---------
                                                       $ 1,007.1       $ 1,095.2
                                                       =========       =========
Policyholders' liabilities:
  Protection Products(4).............................  $10,105.7       $ 9,996.2
  Accumulation Products..............................    1,416.1         1,601.7
  Other Products.....................................      513.4           542.4
  Unallocated amounts................................       16.5            88.3
                                                       ---------       ---------
                                                       $12,051.7       $12,228.6
                                                       =========       =========
Separate account liabilities:(5)
  Protection Products(6).............................  $ 3,720.1       $ 3,393.0
  Accumulation Products..............................    4,002.6         2,851.4
  Other Products.....................................      547.7           625.6
  Unallocated amounts................................      736.0           650.4
                                                       ---------       ---------
                                                       $ 9,006.4       $ 7,520.4
                                                       =========       =========

---------------
(1) Includes Group Pension Profits of $60.0 million, $59.5 million and $61.7 million for the years ended December 31, 1997, 1996 and 1995, respectively. See Note 11.

(2) Includes interest credited to policyholders' account balances.

(3) Includes assets transferred in the Group Pension Transaction of $5,714.9 million and $5,627.6 million as of December 31, 1997 and 1996, respectively.

(4) Includes policyholder liabilities transferred in the Group Pension Transaction of $1,991.0 million and $2,158.1 million as of December 31, 1997 and 1996, respectively.

(5) Each segment includes separate account assets in an amount not less than the corresponding liability reported.

(6) Includes separate account liabilities transferred in the Group Pension Transaction of $3,614.0 million and $3,358.3 million as of December 31, 1997 and 1996, respectively.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Substantially all of the Company's revenues are derived in the United States. Revenue derived from outside the United States is not material and revenue derived from any single customer does not exceed 10 percent of total consolidated revenues.

     Following is a summary of revenues by product for the years ended December 31, 1997, 1996, and 1995 (in millions):

                                                          1997      1996      1995
                                                         ------    ------    ------
PREMIUMS:
Individual life........................................  $742.4    $762.7    $771.0
Disability income insurance............................    74.6      74.8      74.1
Group insurance........................................    16.6      18.1      21.0
Other..................................................     5.0       4.2       9.8
                                                         ------    ------    ------
          Total........................................  $838.6    $859.8    $875.9
                                                         ======    ======    ======
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY FEES:
Universal life.........................................  $ 48.3    $ 45.1    $ 43.7
Variable universal life................................    17.9       8.9       1.9
Group universal life...................................     8.7       9.4       8.3
Individual variable annuities..........................    50.0      35.2      22.8
Individual fixed annuities.............................     2.4       2.3       4.1
                                                         ------    ------    ------
          Total........................................  $127.3    $100.9    $ 80.8
                                                         ======    ======    ======

7.  DEFERRED POLICY ACQUISITION COSTS:

     Policy acquisition costs deferred and amortized in 1997, 1996 and 1995 are as follows (in millions):

                                                      1997        1996        1995
                                                    --------    --------    --------
Balance, beginning of year........................  $1,095.2    $1,047.1    $1,241.0
Costs deferred during the year....................     141.0       145.3       154.3
Amortized to expense during the year..............    (181.2)     (158.2)     (132.6)
Effect on DAC from unrealized gains (losses) (see
  Note 5).........................................     (47.9)       61.0      (215.6)
                                                    --------    --------    --------
Balance, end of year..............................  $1,007.1    $1,095.2    $1,047.1
                                                    ========    ========    ========

8.  PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS:

  EMPLOYEE AND FIELD UNDERWRITER RETIREMENT PLANS

     The Company has a qualified pension plan covering substantially all of its salaried employees. The provisions of the plan provide both (a) defined benefit accruals based on (i) years of service, (ii) the employee's final average annual compensation and (iii) wage bases or benefits under Social Security and (b) defined contribution accruals based on a Company matching contribution equal to 100% of the employee's elective deferrals under the incentive savings plan for employees up to 3% of the employee's eligible compensation and an additional 2% of eligible compensation for each active participant. The Company's funding policy is to contribute annually the maximum amount that can be deducted for federal income taxes. No contributions were made in the current year or prior year because the plan met the full funding requirements under Section 412 of the Internal Revenue Code.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company also sponsors a non-qualified defined benefit pension plan, which provides benefits in excess of Internal Revenue Service limits to certain employees. The benefits are based on years of service and the employee's final average annual compensation. Pension benefits are paid from the Company's general account.

     Components of net periodic pension cost for the qualified and non-qualified plans are as follows:

                                                                DECEMBER 31,
                                                         --------------------------
                                                          1997      1996      1995
                                                         ------    ------    ------
                                                              ($ IN MILLIONS)
Service cost...........................................  $ 15.5    $ 16.5    $ 15.1
Interest cost on projected benefit obligations.........    34.3      29.7      31.7
Special termination benefits...........................              14.0
Actual return on assets................................   (66.4)    (41.2)    (73.3)
Net amortization and deferrals.........................    22.1      (1.8)     35.2
                                                         ------    ------    ------
Net periodic pension cost..............................  $  5.5    $ 17.2    $  8.7
                                                         ======    ======    ======

     In April 1996, the Company offered special benefits to its employees who elected by May 31, 1996, voluntary termination of employment (special termination benefits). The special termination benefits represented benefits in excess of that which would normally be due to employees electing to retire early. These excess benefits were calculated based on grants of additional years of service and age used in the benefit calculation. All of the special termination benefits relating to the Company's qualified plan, which aggregated $10.6 million, were paid from the Plan's assets. All the benefits paid relating to the Company's non-qualified plan, which aggregated $3.4 million, were paid directly from the Company's assets. As a result of the aforementioned early retirement offer, the Company recorded a charge of $14.0 million in 1996 and reflected this amount in Other Operating Costs and Expenses.

     The funded status of the qualified pension plan is as follows:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1997      1996
                                                              ------    ------
                                                              ($ IN MILLIONS)
Actuarial present value of obligations:
  Vested....................................................  $304.4    $274.5
  Non-vested................................................     1.9       1.7
                                                              ------    ------
  Accumulated benefit obligation............................   306.3     276.2
  Effect of anticipated future compensation levels..........    26.9      22.2
                                                              ------    ------
  Projected benefit obligation..............................   333.2     298.4
  Plan assets at fair value.................................   432.5     393.4
                                                              ------    ------
  Plan assets in excess of projected benefit obligation.....    99.3      95.0
  Unrecognized prior service cost (benefit).................    10.7      12.1
  Unrecognized net gain from past experience................    11.0      14.4
  Unrecognized net asset at transition......................   (31.6)    (39.4)
                                                              ------    ------
  Prepaid pension cost at December 31,......................  $ 89.4    $ 82.1
                                                              ======    ======

     The assets of the qualified pension plan are primarily invested in MONY Pooled Accounts which include common stock, real estate, private placement debt securities and bonds. Benefits of $24.2

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

million, $30.7 million and $22.7 million were paid by this plan for the years ended December 31, 1997, 1996, and 1995, respectively. The weighted average assumed discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations at December 31, 1997 were 6.75% and 5.0%, respectively (7.5% and 5.0% in 1996, respectively). The expected weighted average long-term rate of return on assets for the retirement plan was 10% as of both January 1, 1997 and 1996.

     The actuarial present value of obligations and the accrued pension expense of the non-qualified pension plan are as follows:

                                                                DECEMBER 31,
                                                              ----------------
                                                               1997      1996
                                                              ------    ------
                                                              ($ IN MILLIONS)
Actuarial present value of obligations:
  Vested....................................................  $ 88.2    $ 76.1
  Non-vested................................................     0.0       0.0
                                                              ------    ------
  Accumulated benefit obligation............................    88.2      76.1
  Effect of anticipated future compensation levels..........    11.6      11.3
                                                              ------    ------
  Projected benefit obligation..............................    99.8      87.4
  Unrecognized prior service cost...........................     0.0       0.0
  Unrecognized net gain from past experience................   (14.5)     (8.9)
  Unrecognized net obligation at transition.................    (4.3)     (4.8)
                                                              ------    ------
  Accrued pension cost at December 31.......................    81.0      73.7
  Additional minimum liability..............................     7.2       2.4
  Intangible asset..........................................    (4.3)     (2.4)
                                                              ------    ------
          Total accrued pension expense.....................  $ 83.9    $ 73.7
                                                              ======    ======

     The weighted average assumed discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations at December 31, 1997 were approximately 6.75% and 5.0% (7.5% and 5.0% at December 31, 1996), respectively.

     The Company also has a qualified money purchase pension plan covering substantially all career field underwriters. Company contributions of 5% of earnings plus an additional 2% of such earnings in excess of the social security wage base are made each year. In addition, after-tax voluntary field underwriter contributions of up to 10% of earnings are allowed. At December 31, 1997 and 1996, the fair value of plan assets was $211.0 million and $191.1 million, respectively. For the years ended December 31, 1997, 1996, and 1995, the Company contributed $3.3 million, $3.7 million and $4.7 million to the plan, respectively, which amounts are reflected in Other Operating Costs and Expenses.

     The Company has incentive savings plans in which substantially all employees and career field underwriters are eligible to participate. The Company matches field underwriter contributions up to 2% of eligible compensation and may also make an additional profit sharing contribution for non-officer employees.

  POSTRETIREMENT BENEFITS

     The Company provides certain health care and life insurance benefits for retired employees and field underwriters. At December 31, 1997 and 1996, the unamortized postretirement benefit

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

transition obligation was approximately $45.8 million and $48.9 million, respectively. The Company amortizes this transition obligation over a period of twenty years. The amount of transition obligation amortized approximated $3.1 million for each year in the three year period ended December 31, 1997.

     Following is an analysis of the unfunded accumulated postretirement benefit obligation as of December 31, 1997 and 1996, respectively.

                                                                DECEMBER 31,
                                                              ----------------
                                                               1997      1996
                                                              ------    ------
                                                              ($ IN MILLIONS)
Accumulated postretirement benefit obligation:
  Retirees..................................................  $ 82.4    $ 71.5
  Active participants.......................................    18.7      21.9
                                                              ------    ------
  Accumulated postretirement benefit obligation.............   101.1      93.4
  Unrecognized net loss.....................................   (14.3)     (6.9)
  Unrecognized transition obligation........................   (45.8)    (48.9)
                                                              ------    ------
  Net postretirement benefit liability......................  $ 41.0    $ 37.6
                                                              ======    ======

     Net periodic postretirement benefit cost for 1997, 1996 and 1995, respectively, included the following components:

                                                             1997     1996     1995
                                                             -----    -----    -----
                                                                 ($ IN MILLIONS)
Service cost...............................................  $ 1.0    $ 1.8    $ 1.4
Interest cost..............................................    6.7      6.4      6.1
Amortization of unrecognized transition obligation.........    3.1      3.1      3.1
Net amortization and deferral..............................    0.0      0.4     (0.1)
                                                             -----    -----    -----
Net periodic postretirement benefit cost...................  $10.8    $11.7    $10.5
                                                             =====    =====    =====

     The discount rate used in determining the accumulated postretirement benefit obligation was 6.75% and 7.5% in 1997 and 1996, respectively, and the health care cost trend rate was 11% graded to 6% by 2010.

     The health care cost trend rate assumption has an effect on the amounts reported. To illustrate, an increase in the assumed health care cost trend rates of one percentage point in each year would increase the estimated postretirement benefit obligation as of December 31, 1997 by $0.8 million and the estimated service cost and interest cost components of net periodic postretirement benefit cost for 1997 by $0.1 million.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  FEDERAL INCOME TAXES:

     The Company files a consolidated federal income tax return with its life insurance company and non-life insurance company affiliates.

     Federal income taxes have been calculated in accordance with the provisions of the Internal Revenue Code of 1986, as amended. A summary of the Federal income tax expense (benefit) is presented below:

                                                            1997     1996     1995
                                                           ------    -----    -----
                                                               ($ IN MILLIONS)
Federal income tax (benefit) expense:
  Current................................................  $104.1    $76.6    $26.9
  Deferred...............................................   (46.8)   (32.6)    (5.5)
                                                           ------    -----    -----
Total....................................................  $ 57.3    $44.0    $21.4
                                                           ======    =====    =====

     Federal income taxes reported in the consolidated statements of income are different from the amounts determined by multiplying the earnings before federal income taxes by the statutory federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:

                                                             1997     1996     1995
                                                             -----    -----    -----
                                                                 ($ IN MILLIONS)
Tax at statutory rate......................................  $65.7    $35.2    $21.7
Differential earnings amount...............................   (5.8)    12.8      0.0
Dividends received deduction...............................   (0.5)    (0.5)    (1.4)
Other......................................................   (2.1)    (3.5)     1.1
                                                             -----    -----    -----
Provision for income taxes.................................  $57.3    $44.0    $21.4
                                                             =====    =====    =====

     The Company's federal income tax returns for years through 1991 have been examined by the Internal Revenue Service (IRS). No material adjustments were proposed by the IRS as a result of these examinations. In the opinion of management, adequate provision has been made for any additional taxes which may become due with respect to open years.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The components of deferred tax liabilities and assets at December 31, 1997 and 1996 are as follows:

                                                               1997      1996
                                                              ------    ------
                                                              ($ IN MILLIONS)
Deferred policy acquisition costs...........................  $251.4    $291.0
Fixed maturities and equity securities(1)...................    86.7      72.4
Other (net).................................................     6.4       4.8
                                                              ------    ------
Total deferred tax liabilities..............................   344.5     368.2
                                                              ------    ------
Policyholder and separate account liabilities...............   120.9     103.4
Deposit funds...............................................    55.1      68.3
Accrued expenses............................................    55.2      70.9
Deferred compensation and benefits..........................     8.6       7.9
Policyholder dividends......................................    39.1      41.6
Real estate and mortgages...................................    54.1      30.4
Minimum tax credit..........................................     0.0       1.6
                                                              ------    ------
Total deferred tax assets...................................   333.0     324.1
                                                              ------    ------
Net deferred tax liability..................................  $ 11.5    $ 44.1
                                                              ======    ======

---------------
(1) Includes $20.9 million and $43.4 million at December 31, 1997 and 1996 of deferred taxes relating to net unrealized gains on fixed maturity securities in the AEGON Portfolio (see Note 11).

     The Company is required to establish a valuation allowance for any portion of the deferred tax asset that management believes will not be realized. In the opinion of management, it is more likely than not that it will realize the benefit of the deferred tax assets and, therefore, no such valuation allowance has been established.

10.  LEASES:

     The Company has entered into various operating lease agreements for office space, furniture and equipment. These leases have remaining non-cancelable lease terms in excess of one year. Total rental expense for these operating leases amounted to $14.5 million in 1997, $15.1 million in 1996 and $18.5 million in 1995. The future minimum rental obligations under these leases at December 31, 1997 are as follows ($ in millions):

1998........................................................  $  8.5
1999........................................................     8.5
2000........................................................     8.3
2001........................................................     7.5
2002........................................................     8.0
Later years.................................................    90.5
                                                              ------
                                                              $131.3
                                                              ======

11.  THE GROUP PENSION TRANSACTION:

     On December 31, 1993 (the "Group Pension Transaction Date"), the Company entered into an agreement (the "Agreement") with AEGON USA, Inc. ("AEGON") under which the Company

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

transferred a substantial portion of its group pension business (hereafter referred to as the "Group Pension Transaction"), including its full service group pension contracts, consisting primarily of tax-deferred annuity, 401(k) and managed funds lines of business, to AEGON's wholly-owned subsidiary, AUSA Life Insurance Company, Inc. ("AUSA"). The Company also transferred to AUSA the corporate infrastructure supporting the group pension business, including data processing systems, facilities and regional offices. AUSA was newly formed by AEGON solely for the purpose of facilitating this transaction. In connection with the transaction, the Company and AEGON have entered into certain service agreements. These agreements, among other things, provide that the Company will continue to manage the transferred assets, and that AUSA will continue to provide certain administrative services to the Company's remaining group pension contracts not included in the transfer.

     The transferred group pension business consisted of approximately $6.4 billion in group pension assets and liabilities, which was comprised of approximately $2.8 billion of general account assets and liabilities, and $3.6 billion of separate account assets and liabilities. The transfer was initially structured in the form of indemnity reinsurance, however, the Agreement contemplated that the transfer would be restructured in the form of assumption reinsurance as soon as practicable following the consent of contractholders to assumption of their contracts. Substantially all of the contractholders consented to the assumption of their contracts by AUSA.

     In addition, pursuant to the Agreement, MONY agreed to make a $200 million capital investment in AEGON by purchasing $150 million face amount of Series A Notes and $50 million face amount of Series B Notes (hereinafter referred to as the "Notes"). The Series A Notes pay interest at 6.44 percent per annum and the Series B Notes pay interest at 6.24 percent per annum. Both the Series A Notes and the Series B Notes mature on December 31, 2002. MONY's investment in the Series A Notes was intended to provide AEGON with the funding necessary to capitalize AUSA.

     The Company entered into the Group Pension Transaction due to downgrades of its financial strength ratings resulting from the deterioration of its financial position during the period from 1989 through the early 1990s. The Company's group pension business was considered to be particularly sensitive to heightened withdrawal and surrender activity due to requirements of many pension fund advisors that insurance carriers have a minimum financial strength rating consistent with a "AA" claims-paying ability rating from Standard & Poor's. In light of the downgrades and certain highly publicized failures of life insurance companies in the 1990s resulting from abnormally high withdrawal and surrender activity, management became concerned with respect to the Company's ability to sustain inordinate amounts of such activity and entered into the Group Pension Transaction to preserve the value of such business. The transaction allowed the Company to: (i) place the transferred Group Pension Business in a higher rated entity which significantly diminished the risk of adverse persistency with respect to such business, and (ii) retain all the profits resulting from the $6.4 billion of deposits on contracts in force and transferred to AEGON on the Group Pension Transaction Date (the "Existing Deposits"). As consideration for the transaction, MONY remunerated AEGON by transferring to AUSA (i) the intangible value associated with MONY's group pension franchise, including established customer relationships, (ii) rights to substantially all the profits associated with any new deposits made after the Group Pension Transaction Date on the contracts which were in force and transferred by MONY to AUSA on the Group Pension Transaction Date, and (iii) rights to substantially all the profits on any new business generated subsequent to the Group Pension Transaction Date.

     In accordance with GAAP, the transaction did not constitute a sale because the Company retained substantially all the risks and rewards associated with the Existing Deposits. Accordingly, the Company continues to reflect the transferred assets and liabilities on its balance sheet under separate captions entitled "Assets transferred in Group Pension Transaction" and "Liabilities

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

transferred in Group Pension Transaction". In addition, the Company reports in its GAAP earnings the profits from the Existing Deposits as discussed below.

     Pursuant to the Agreement, MONY receives from AUSA (i) payments on an annual basis through December 31, 2002 (the "Group Pension Payments") equal to all of the earnings from the Existing Deposits, (ii) a final payment (the "Final Value Payment") at December 31, 2002 based on the remaining fair value of the Existing Deposits, and (iii) a contingent payment (the "New Business Growth Payment") at December 31, 2002 based on new business growth subsequent to the Transaction Date. However, the level of new business growth necessary for MONY to receive the New Business Growth Payment make it unlikely that MONY will ever receive any such payment.

     With respect to the Group Pension Payments, the annual results from the Existing Deposits are measured on a basis in accordance with the Agreement (such basis hereafter referred to as the "Earnings Formula") which is substantially the same as GAAP, except that; (i) asset impairments on fixed maturity securities are only recognized when such securities are designated with an NAIC rating of "6", and (ii) no impairment losses are recognized on mortgage loans until such loans are disposed of or at the time, and in the calculation, of the Final Value Payment.

     Earnings which emerge from the Existing Deposits pursuant to the application of the Earnings Formula are recorded in the Company's financial statements only after adjustments (primarily to recognize asset impairments in accordance with SFAS Nos. 114 and 115) to reflect such earnings on a basis entirely in accordance with GAAP (such earnings hereafter referred to as the "Group Pension Profits"). Losses which arise from the application of the Earnings Formula for any annual period will be reflected in the Company's results of operations (after adjustments to reflect such losses in accordance with GAAP) only up to the amount for which the Company is at risk (as described below), which at any time is equal to the then outstanding principal amount of the Series A Notes.

     Operating losses reported in any annual period pursuant to the Earnings Formula are carried forward to reduce any earnings in subsequent years reported pursuant to the Earnings Formula. Any resultant deficit remaining at December 31, 2002 will be deducted from the Final Value Payment and New Business Growth Payment, if any, due to the Company. If a deficit still remains, it will be applied (as provided for in the Agreement) as an offset against the principal payment due to the Company upon maturity of the Series A Notes.

     For the years ended December 31, 1997, 1996 and 1995, AUSA reported earnings to the Company pursuant to the application of the Earnings Formula of $55.7 million, $66.7 million, and $70.2 million, respectively, and the Company recorded Group Pension Profits of $60.0 million, $59.5 million and $61.7 million, respectively. In addition, the Company earned $17.7 million, $23.0 million, and $17.4 million of interest income on the Notes during the aforementioned years. From 1994 through 1996, the Company reinvested an aggregate of $169 million of the aforementioned profits and interest in additional Series A notes (the "Additional Notes") with a face amount equal to the amount reinvested. The Additional Notes paid interest at 1% above the two-year U.S. Treasury rate in effect at the time of their issuance. All of the Additional Notes were redeemed at face value by AEGON during 1997. At December 31, 1997, the remaining Series A notes held by the Company consisted of the $150 million face amount of Series A Notes it acquired on December 31, 1993.

     The following sets forth certain summarized financial information relating to the Group Pension Transaction as of and for the periods indicated, including information regarding: (i) the general account assets transferred to support the Existing Deposits in the Group Pension Transaction (such assets hereafter referred to as the "AEGON Portfolio"), (ii) the transferred separate account

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

assets and liabilities, and (iii) the components of revenue and expense comprising the Group Pension Profits:

                                                               AS OF DECEMBER 31,
                                                              --------------------
                                                                1997        1996
                                                              --------    --------
                                                                ($ IN MILLIONS)
ASSETS:
  General Account
     Fixed Maturities: Available for sale, at estimated fair
       value (amortized cost $1,585.4 and $1,568.1,
       respectively)........................................  $1,645.0    $1,629.2
     Mortgage loans on real estate..........................     347.9       527.9
     Real estate held for investment........................      50.4        55.3
     Cash and cash equivalents..............................      24.5        23.3
     Accrued investment income..............................      33.1        33.6
                                                              --------    --------
     Total general account assets...........................   2,100.9     2,269.3
  Separate account assets...................................   3,614.0     3,358.3
                                                              --------    --------
          Total assets......................................  $5,714.9    $5,627.6
                                                              ========    ========
LIABILITIES:
  General Account(1)
     Policyholders' account balances........................  $1,991.0    $2,158.1
     Other liabilities......................................      33.7        27.7
                                                              --------    --------
          Total general account liabilities.................   2,024.7     2,185.8
  Separate account liabilities(2)...........................   3,614.0     3,358.3
                                                              --------    --------
          Total liabilities.................................  $5,638.7    $5,544.1
                                                              ========    ========

---------------
(1) Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $142.8 million and $175.2 million as of December 31, 1997 and 1996, respectively.

(2) Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $31.1 million and $29.2 million as of December 31, 1997 and 1996, respectively.

                                                         FOR THE YEAR ENDED DECEMBER 31,
                                                         --------------------------------
                                                           1997        1996        1995
                                                         --------    --------    --------
                                                                 ($ IN MILLIONS)
REVENUES:
Product policy fees....................................   $ 23.7      $ 24.7      $ 25.0
Net investment income..................................    169.3       192.4       215.9
Net realized gains (losses) on investments.............      7.1        (7.4)       (8.2)
                                                          ------      ------      ------
          Total revenues...............................    200.1       209.7       232.7
BENEFITS AND EXPENSES:
Interest credited to policyholders' account balances...    117.3       125.9       141.2
Other operating costs and expenses.....................     22.8        24.3        29.8
                                                          ------      ------      ------
          Total benefits and expenses..................    140.1       150.2       171.0
          Group Pension Profits........................   $ 60.0      $ 59.5      $ 61.7
                                                          ======      ======      ======

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  FIXED MATURITY SECURITIES

     At December 31, 1997 and 1996, there were no fixed maturity securities in the AEGON Portfolio deemed to have other than temporary impairments in value. In addition, there were no fixed maturity securities at such dates which have been non-income producing for the preceding twelve months.

     At December 31, 1997 and 1996, the carrying value of problem fixed maturities (as hereafter defined -- see Note 13) held in the AEGON Portfolio was $24.4 million and $25.1 million, respectively. In addition, at such dates the carrying value of potential problem fixed maturities held in the AEGON Portfolio was $7.4 million and $6.9 million, respectively. Also, none of the fixed maturity securities held in the AEGON Portfolio at December 31, 1997 and 1996 or prior thereto had been restructured.

     The amortized cost and estimated fair value of fixed maturity securities held in the AEGON Portfolio, by contractual maturity dates, (excluding scheduled sinking funds), as of December 31, 1997 are as follows ($ in millions):

                                                              AS OF DECEMBER 31, 1997
                                                              -----------------------
                                                              AMORTIZED    ESTIMATED
                                                                COST       FAIR VALUE
                                                              ---------    ----------
Due in one year or less.....................................  $   71.2      $   71.7
Due after one year through five years.......................     756.2         782.0
Due after five years through ten years......................     399.4         417.5
Due after ten years.........................................      43.4          47.5
                                                              --------      --------
Subtotal....................................................   1,270.2       1,318.7
                                                              --------      --------
Mortgage and asset backed Securities........................     315.2         326.3
                                                              --------      --------
          Total.............................................  $1,585.4      $1,645.0
                                                              ========      ========

     Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     The net change in unrealized investment gains (losses) represents the only component of other comprehensive income generated by the AEGON Portfolio for the years ended December 31, 1997, 1996, 1995 and prior thereto. Following is a summary for the AEGON Portfolio of the change in unrealized investment gains (losses) (see Note 12):

                                                          1997      1996      1995
                                                          -----    ------    ------
                                                               ($ IN MILLIONS)
CHANGE IN UNREALIZED GAINS (LOSSES) ON INVESTMENTS
Fixed maturities........................................  $(1.5)   $(41.6)   $107.4
                                                          =====    ======    ======

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  MORTGAGE LOANS ON REAL ESTATE

     Mortgage loans on real estate in the AEGON Portfolio at December 31, 1997 and 1996 consist of the following ($ in millions):

                                                              AS OF DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              -------    -------
Commercial mortgage loans...................................  $361.5     $550.1
Agricultural and other loans................................     0.0        0.0
                                                              ------     ------
Total loans.................................................   361.5      550.1
     Less: valuation allowances.............................   (13.6)     (22.2)
                                                              ------     ------
Mortgage loans, net of valuation allowance..................  $347.9     $527.9
                                                              ======     ======

     An analysis of the valuation allowances with respect to the AEGON Portfolio for 1997, 1996 and 1995 is as follows ($ in millions):

                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                             -----------------------
                                                             1997     1996     1995
                                                             -----    -----    -----
Balance, beginning of year.................................  $22.2    $31.8    $27.3
Increase (decrease) in allowance...........................   (5.1)    (8.7)     5.3
Reduction due to pay downs and pay offs....................   (1.6)     0.0      0.0
Transfers to real estate...................................   (1.9)    (0.9)    (0.8)
                                                             -----    -----    -----
Balance, end of year.......................................  $13.6    $22.2    $31.8
                                                             =====    =====    =====

     Impaired mortgage loans along with related valuation allowances with respect to the AEGON Portfolio at December 31, 1997 and 1996 are as follows ($ in millions):

                                                             AS OF DECEMBER 31,
                                                          -------------------------
                                                          1997      1996      1995
                                                          -----    ------    ------
Investment in impaired mortgage loans (before valuation
  allowances):
  Loans that have valuation allowances..................  $56.0    $ 91.6    $ 63.5
  Loans that do not have valuation allowances...........   41.1      45.6      59.9
                                                          -----    ------    ------
          Subtotal......................................   97.1     137.2     123.4
Valuation allowances....................................   (5.8)     (9.8)    (13.0)
                                                          -----    ------    ------
Impaired mortgage loans, net of valuation allowances....  $91.3    $127.4    $110.4
                                                          =====    ======    ======

     Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans.

     During the years ended December 31, 1997, 1996, and 1995, the average recorded investment in impaired mortgage loans with respect to the AEGON Portfolio was approximately $109.3 million, $118.9 million, and $107.6 million, respectively. For the years ended December 31, 1997, 1996, and 1995 approximately $6.5 million, $13.1 million, and $10.7 million, respectively, of interest income on impaired loans with respect to the AEGON Portfolio was earned.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1997 and 1996, the carrying values of mortgage loans which were non-income producing for the twelve months preceding such dates with respect to the AEGON Portfolio were $21.6 million and $0 million, respectively.

     At December 31, 1997 and 1996 the AEGON Portfolio held restructured mortgage loans of $88.5 million and $107.2 million, respectively. Interest income of $6.6 million, $10.4 million, and $6.0 million was recognized on restructured mortgage loans for the years ended December 31, 1997, 1996, and 1995, respectively. Gross interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $9.2 million, $11.1 million, and $6.8 million for the years ended December 31, 1997, 1996, and 1995, respectively.

     The following table presents the maturity distribution of mortgage loans held in the AEGON Portfolio as of December 31, 1997 ($ in millions).

                                                            DECEMBER 31, 1997
                                                            -----------------
                                                            CARRYING    % OF
                                                             VALUE      TOTAL
                                                            --------    -----
Due in one year or less...................................   $ 60.5      17.4%
Due after one year through five years.....................    210.9      60.6
Due after five years through ten years....................     43.9      12.6
Due after ten years.......................................     32.6       9.4
                                                             ------     -----
          Total...........................................   $347.9     100.0%
                                                             ======     =====

  REAL ESTATE

     The following table summarizes the real estate held in the AEGON Portfolio as of the dates indicated:

                                                            AS OF DECEMBER 31,
                                                            ------------------
                                                             1997        1996
                                                            ------      ------
                                                             ($ IN MILLIONS)
Real estate held for investment...........................  $50.4       $55.3
Impairment writedowns.....................................    0.0         0.0
                                                            -----       -----
Carrying value of real estate held for investment.........  $50.4       $55.3
                                                            =====       =====

---------------
(1) Amounts presented as of December 31, 1997 and 1996 are net of $25.6 million and $21.4 million, respectively, relating to impairments taken upon foreclosure of mortgage loans. Losses recorded during the years ended December 31, 1997, 1996 and 1995 related to impairments taken upon foreclosure were $4.3 million, $16.8 million, and $4.0 million, respectively.

     Real estate is net of accumulated depreciation of $1.8 million, and $1.1 million at December 31, 1997, and 1996, respectively. Depreciation expense of $1.4 million, $0.7 million, and $0.4 million, was recorded for the years ended December 31, 1997, 1996, and 1995, respectively.

     There was no real estate included in the AEGON Portfolio which was non-income producing for the twelve months preceding December 31, 1997, 1996, and 1995, respectively.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

12. INVESTMENT INCOME, REALIZED AND UNREALIZED INVESTMENT GAINS (LOSSES), AND COMPREHENSIVE INCOME:

     Net investment income for the years ended December 31, 1997, 1996 and 1995 was derived from the following sources ($ in millions):

                 NET INVESTMENT INCOME                    1997      1996      1995
                 ---------------------                   ------    ------    ------
Fixed maturities.......................................  $422.5    $392.4    $379.1
Equity securities......................................    53.5      54.5      40.5
Mortgage loans.........................................   137.1     159.2     169.7
Real estate............................................    56.2      84.1      81.3
Policy loans...........................................    82.2      80.2      82.0
Other investments (including cash & short-terms).......    22.4      29.3      24.7
                                                         ------    ------    ------
Total investment income................................   773.9     799.7     777.3
Investment expenses....................................    40.9      48.1      48.5
                                                         ------    ------    ------
Net investment income..................................  $733.0    $751.6    $728.8
                                                         ======    ======    ======

     Net realized gains (losses) on investments for the years ended December 31, 1997, 1996 and 1995 are summarized as follows ($ in millions):

        NET REALIZED GAINS (LOSSES) ON INVESTMENTS           1997     1996     1995
        ------------------------------------------           -----    -----    -----
Fixed maturities...........................................  $ 7.3    $ 6.2    $19.0
Equity securities..........................................   35.8     30.0      9.2
Mortgage loans.............................................   10.4      8.4     (1.8)
Real estate................................................   20.1     20.8    (13.3)
Other invested assets......................................   (1.5)    10.5      3.1
                                                             -----    -----    -----
Net realized gains on investments..........................  $72.1    $75.9    $16.2
                                                             =====    =====    =====

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The net change in unrealized investment gains (losses) represents the only component of other comprehensive income for the years ended December 31, 1997, 1996, and 1995. In addition, Accumulated Other Comprehensive Income at December 31, 1994 is comprised only of unrealized investment gains (losses). Following is a summary of the change in unrealized investment gains (losses) net of related deferred income taxes and adjustment for deferred policy acquisition costs (see
Note 5), which are reflected in Accumulated Other Comprehensive Income for the periods presented:

 CHANGE IN UNREALIZED GAINS (LOSSES) ON INVESTMENTS     1997      1996       1995
 --------------------------------------------------    ------    -------    -------
                                                             ($ IN MILLIONS)
Fixed maturities.....................................  $ 98.7    $(126.7)   $ 386.1
Equity securities....................................     0.6       13.8       16.5
Other equity investments.............................     0.8        1.0        0.9
                                                       ------    -------    -------
Subtotal.............................................   100.1     (111.9)     403.5
AEGON Portfolio (See Note 11)........................    (1.5)     (41.6)     107.4
                                                       ------    -------    -------
Subtotal.............................................    98.6     (153.5)     510.9
Effect on unrealized gains (losses) on Investments
  attributable to:
     DAC.............................................   (47.9)      61.0     (215.6)
     Deferred federal income taxes...................   (17.7)      32.6     (103.8)
                                                       ------    -------    -------
Change in unrealized gains (losses) on investments,
  net................................................  $ 33.0    $ (59.9)   $ 191.5
                                                       ======    =======    =======

     The following table sets forth the reclassification adjustments required for the years ended December 31, 1997, 1996, and 1995 to avoid double-counting in comprehensive income items that are included as part of net income for a period that also had been part of other comprehensive income in earlier periods ($ in millions):

                RECLASSIFICATION ADJUSTMENTS                   1997      1996      1995
                ----------------------------                  ------    ------    ------
                                                                   ($ IN MILLIONS)
Unrealized gains (losses) on investments arising during
  period....................................................  $ 50.6    $(44.8)   $204.1
Reclassification adjustment for gains included in net
  income....................................................   (17.6)    (15.1)    (12.6)
                                                              ------    ------    ------
Unrealized gains (losses) on investments, net of
  reclassification adjustments..............................  $ 33.0    $(59.9)   $191.5
                                                              ======    ======    ======

     Unrealized gains (losses) on investments reported in the above table for the years ended December 31, 1997, 1996 and 1995 are net of income tax expense (benefit) of $8.2 million, $(40.8) million, and $97.0 million, respectively, and $(30.2) million, $75.5 million, and $(204.4) million, respectively, relating to the effect of such unrealized gains (losses) on DAC.

     Reclassification adjustments reported in the above table for the years ended December 31, 1997, 1996 and 1995 are net of income tax expense (benefit) of $9.5 million, $8.2 million and $6.8 million, respectively, and $(17.7) million, $(14.5) million and $(11.2) million, respectively, relating to the effect of such amounts on DAC.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

13.  INVESTMENTS:

  FIXED MATURITY SECURITIES AVAILABLE-FOR-SALE:

     The amortized cost, gross unrealized gains and loss, and estimated fair value of fixed maturity securities available for sale as of December 31, 1997 and December 31, 1996 are as follows ($ in millions):

                                                             GROSS            GROSS            ESTIMATED
                                       AMORTIZED          UNREALIZED       UNREALIZED            FAIR
                                         COST                GAINS           LOSSES              VALUE
                                  -------------------   ---------------   -------------   -------------------
                                    1997       1996      1997     1996    1997    1996      1997       1996
                                  --------   --------   ------   ------   -----   -----   --------   --------
US Treasury securities and
  obligations of U.S. government
  agencies......................  $  131.4   $  207.2   $  2.3   $  1.5   $ 0.1   $ 0.5   $  133.6   $  208.2
Collateralized Mortgage
  Obligations:
  Government Agency-Backed......     398.9      379.5      6.6      2.7     0.3     4.6      405.2      377.6
  Non-Agency Backed.............     112.4      101.0      4.4      2.7     0.0     0.3      116.8      103.4
Other asset-backed securities:
  Government Agency-Backed......      68.1       68.8      1.3      1.0     0.3     0.9       69.1       68.9
  Non-Agency Backed.............     474.4      394.1     17.5      9.0     0.3     1.9      491.6      401.2
Foreign governments.............       0.0        4.5      0.0      0.1     0.0     0.0        0.0        4.6
Utilities.......................     719.1      635.5     30.6     19.8     2.2     4.9      747.5      650.4
Corporate bonds.................   3,852.2    3,262.4    141.4     91.8    14.7    28.1    3,978.9    3,326.1
                                  --------   --------   ------   ------   -----   -----   --------   --------
         Total bonds............   5,756.5    5,053.0    204.1    128.6    17.9    41.2    5,942.7    5,140.4
Redeemable preferred stocks.....       7.9        2.1      0.1      0.0     0.6     0.4        7.4        1.7
                                  --------   --------   ------   ------   -----   -----   --------   --------
         Total..................  $5,764.4   $5,055.1   $204.2   $128.6   $18.5   $41.6   $5,950.1   $5,142.1
                                  ========   ========   ======   ======   =====   =====   ========   ========

     Fixed maturity securities held to maturity at December 31, 1996 consisted only of the Series A Notes (see Note 11). The amortized cost, gross unrealized loss and fair value of such securities at December 31, 1996 was $318.7 million, $20.9 million, and $297.8 million, respectively. Effective January 1, 1997, the Series A Notes were reclassified from held-to-maturity to available-for-sale pursuant to SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 125 requires that investments which can be contractually prepaid or otherwise settled in such a way that the holder would not recover substantially all of its recorded investment shall be measured like investments in debt securities classified as available-for-sale or trading under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. This provision of SFAS No. 125 is effective for financial assets held on or acquired after January 1, 1997.

     The carrying value of the Company's fixed maturity securities at December 31, 1997 and 1996 is net of adjustments for impairments in value deemed to be other than temporary of $7.3 million and $23.1 million, respectively.

     Included in the table above are $0.0 million and $6.1 million at December 31, 1997 and 1996, respectively of fixed maturity securities at estimated fair value which have been non-income producing for the twelve months preceding such dates.

     The Company classifies fixed maturity securities which are, (i) in default as to principal or interest payments, or (ii) are to be restructured pursuant to commenced negotiations, or (iii) which went into bankruptcy subsequent to acquisition, as "problem fixed maturity securities". At December 31, 1997 and 1996, the carrying value of problem fixed maturities held by the Company was $30.2 million and $30.9 million, respectively. In addition, at December 31, 1997 and 1996, the Company held $0.0 million and $6.5 million of fixed maturity securities which had been restructured.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

Gross interest income that would have been recorded in accordance with the original terms of restructured fixed maturity securities amounted to $0.0 million and $0.8 million for the years ended December 31, 1997 and 1996, respectively. Gross interest income on these fixed maturity securities included in net investment income aggregated $0.0 million and $1.0 million for the years ended December 31, 1997 and 1996, respectively.

     The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity dates (excluding scheduled sinking funds) as of December 31, 1997, are as follows ($ in millions):

                                                                 1997
                                                        -----------------------
                                                        AMORTIZED    ESTIMATED
                                                          COST       FAIR VALUE
                                                        ---------    ----------
Due in one year or less...............................  $   58.6      $   58.5
Due after one year through five years.................   1,250.3       1,273.0
Due after five years through ten years................   2,412.3       2,499.7
Due after ten years...................................     989.4       1,036.2
                                                        --------      --------
          Subtotal....................................   4,710.6       4,867.4
Mortgage- and asset-backed securities.................   1,053.8       1,082.7
                                                        --------      --------
                                                        $5,764.4      $5,950.1
                                                        ========      ========

     Fixed maturity securities that are not due at a single maturity date have been included in the preceding table in the year of final maturity. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

     Proceeds from sales of fixed maturity securities during 1997, 1996 and 1995 were $225.0 million, $197.3 million and $415.8 million, respectively. Gross gains of $5.2 million, $4.1 million, and $10.9 million and gross losses of $2.6 million, $4.3 million, and $5.1 million were realized on these sales, respectively.

  EQUITY SECURITIES

     The cost, gross unrealized gains and losses, and estimated fair value of marketable and nonmarketable equity securities at December 31, 1997 and 1996 are as follows ($ in millions):

                                                                  GROSS          GROSS          ESTIMATED
                                                               UNREALIZED      UNREALIZED         FAIR
                                                 COST             GAINS          LOSSES           VALUE
                                            ---------------   -------------   ------------   ---------------
                                             1997     1996    1997    1996    1997    1996    1997     1996
                                            ------   ------   -----   -----   -----   ----   ------   ------
Marketable equity securities..............  $165.3   $138.8   $30.2   $27.6   $ 4.9   $1.8   $190.6   $164.6
Nonmarketable equity securities...........   101.4     95.9    53.0    49.2     7.2   4.5     147.2    140.6
                                            ------   ------   -----   -----   -----   ----   ------   ------
                                            $266.7   $234.7   $83.2   $76.8   $12.1   $6.3   $337.8   $305.2
                                            ======   ======   =====   =====   =====   ====   ======   ======

     Proceeds from sales of equity securities during 1997, 1996 and 1995 were $234.1 million, $164.7 million and $58.6 million, respectively. Gross gains of $44.4 million, $35.9 million, and $16.9 million and gross losses of $4.7 million, $4.5 million, and $5.0 million were realized on these sales, respectively.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14.  MORTGAGE LOANS ON REAL ESTATE AND REAL ESTATE:

     Mortgage loans on real estate at December 31, 1997 and 1996 consist of the following ($ in millions):

                                                          1997        1996
                                                        --------    --------
Commercial mortgage loans.............................  $  963.5    $1,118.6
Agricultural and other loans..........................     521.5       530.7
                                                        --------    --------
Total loans...........................................   1,485.0     1,649.3
  Less: valuation allowances..........................      54.9        67.0
                                                        --------    --------
Mortgage loans, net of valuation allowances...........  $1,430.1    $1,582.3
                                                        ========    ========

     An analysis of the valuation allowances for 1997, 1996 and 1995 is as follows ($ in millions):

                                                   1997     1996      1995
                                                  ------    -----    ------
Balance, beginning of year......................  $ 67.0    $79.6    $ 88.7
Increase (decrease) in allowance................     1.4     (4.2)      3.9
Reduction due to pay downs and pay offs.........   (12.7)    (0.6)     (0.3)
Transfers to real estate........................    (0.8)    (7.8)    (12.7)
                                                  ------    -----    ------
Balance, end of year............................  $ 54.9    $67.0    $ 79.6
                                                  ======    =====    ======

     Impaired mortgage loans along with related valuation allowances were as follows ($ in millions):

                                                               1997      1996
                                                              ------    ------
Investment in impaired mortgage loans (before valuation
  allowances):
  Loans that have valuation allowances......................  $199.1    $247.0
  Loans that do not have valuation allowances...............   167.1     159.5
                                                              ------    ------
          Subtotal..........................................   366.2     406.5
Valuation allowances........................................   (32.8)    (40.1)
                                                              ------    ------
Impaired mortgage loans, net of valuation allowances........  $333.4    $366.4
                                                              ======    ======

     Impaired mortgage loans that do not have valuation allowances are loans where the net present value of the expected future cash flows related to the loan or the fair value of the collateral equals or exceeds the recorded investment in the loan. Such loans primarily consist of restructured loans or loans on which impairment writedowns were taken prior to the adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan".

     During 1997, the average recorded investment in impaired mortgage loans was approximately $349.9 million ($396.7 million in 1996). During 1997, 1996, and 1995, the Company recognized $28.5 million, $33.3 million, and $36.5 million, respectively, of interest income on impaired loans.

     At December 31, 1997 and 1996, the carrying values of mortgage loans which were non-income producing for the twelve months preceding such dates were $21.1 million and $15.7 million, respectively.

     At December 31, 1997 and 1996, the Company had restructured mortgage loans of $242.7 million and $248.3 million, respectively. Interest income of $20.3 million, $19.8 million, and $20.6 million was recognized on restructured mortgage loans in 1997, 1996, and 1995, respectively. Gross

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

interest income on these loans that would have been recorded in accordance with the original terms of such loans amounted to approximately $26.7 million in 1997, $26.3 million in 1996, and $28.0 million in 1995.

     The following table summarizes the Company's real estate at December 31, 1997 and 1996:

                                                              AS OF DECEMBER 31,
                                                              ------------------
                                                               1997       1996
                                                              ------    --------
                                                               ($ IN MILLIONS)
Real estate to be disposed of(1)............................  $800.2    $  480.8
Impairment writedowns.......................................   (96.3)        0.0
Valuation allowance.........................................   (82.7)      (46.0)
                                                              ------    --------
Carrying value of real estate to be disposed of.............  $621.2    $  434.8
                                                              ======    ========
Real estate held for investment(2)..........................  $533.6    $1,205.0
Impairment writedowns.......................................   (37.7)     (134.6)
                                                              ------    --------
Carrying value of real estate held for investment...........  $495.9    $1,070.4
                                                              ======    ========

---------------
(1) Amounts presented as of December 31, 1997 and 1996 are net of $75.0 million and $120.1 million, respectively, relating to impairments taken upon foreclosure of mortgage loans.

(2) Amounts presented as of December 31, 1997 and 1996 are net of $35.0 million and $71.5 million, respectively, relating to impairments taken upon foreclosure of mortgage loans.

     An analysis of the valuation allowances relating to real estate classified as to be disposed of for the years ended December 31, 1997, 1996 and 1995 is as follows ($ in millions):

                                                          1997      1996      1995
                                                         ------    ------    ------
Balance, beginning of year.............................  $ 46.0    $ 49.1    $ 22.7
Increase due to transfers of properties to real estate
  to be disposed of during the year....................    66.1      11.6      29.9
Increases (decreases) in valuation allowances from the
  end of the prior period on properties still held for
  disposal.............................................    (2.3)      5.2       9.6
Decreases as a result of sales.........................   (27.1)    (19.9)    (13.1)
                                                         ------    ------    ------
Balance, end of year...................................  $ 82.7    $ 46.0    $ 49.1
                                                         ======    ======    ======

     Real estate is net of accumulated depreciation of $494.4 million and $517.7 million for 1997 and 1996, respectively, and depreciation expense recorded was $45.1 million, $48.3 million and $64.8 million for the years ended December 31, 1997, 1996 and 1995, respectively.

     At December 31, 1997 and 1996, the carrying value of real estate which was non-income producing for the twelve months preceding such dates was $34.5 million and $38.7 million, respectively. Approximately 80.4% of such real estate at December 31, 1997 consisted of land and the balance consisted of vacant buildings.

     The carrying value of impaired real estate as of December 31, 1997 and 1996 was $62.3 million and $62.7 million, respectively. The depreciated cost of such real estate as of December 31, 1997 and 1996 was $196.4 million and $197.3 million before impairment writedowns of $134.0 million and $134.6 million, respectively. The aforementioned impairments occurred primarily as a result of low occupancy levels and other market related factors. Losses recorded during 1997, 1996, and 1995 related to impaired real estate aggregated $0.0 million, $3.8 million, and $0.0 million, respectively,

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

and are included as a component of Net Realized Gains on Investments. Substantially all impaired real estate is allocated to the Protection Products segment.

15.  ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS:

     The estimated fair values of the Company's financial instruments approximate their carrying amounts. The methods and assumptions utilized in estimating the fair values of the Company's financial instruments are summarized as follows:

  FIXED MATURITIES AND EQUITY SECURITIES

     The estimated fair values of fixed maturity securities are based upon quoted market prices, where available. The fair values of fixed maturity securities not actively traded and other non-publicly traded securities are estimated using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market interest rate commensurate with the credit quality and term of the investments. Equity securities primarily consist of investments in common stocks and limited partnership interests. The fair values of the Company's investment in common stocks are determined based on quoted market prices, where available. The fair value of the Company's investments in limited partnership interests are based on amounts reported by such partnerships to the Company.

  MORTGAGE LOANS

     The fair values of mortgage loans are estimated by discounting expected future cash flows, using current interest rates for similar loans to borrowers with similar credit risk. Loans with similar characteristics are aggregated for purposes of the calculations. The fair value of mortgages in process of foreclosure is the estimated fair value of the underlying collateral.

  POLICY LOANS

     Policy loans are an integral component of insurance contracts and have no maturity dates. Management has determined that it is not practicable to estimate the fair value of policy loans.

  LONG-TERM DEBT

     The fair value of long-term debt is determined based on contractual cash flows discounted at market rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk.

  SEPARATE ACCOUNT ASSETS AND LIABILITIES

     The estimated fair value of assets held in Separate Accounts is based on quoted market prices. The fair value of liabilities related to Separate Accounts is the amount payable on demand, which includes surrender charges.

  INVESTMENT-TYPE CONTRACTS

     The fair values of annuities are based on estimates of the value of payments available upon full surrender. The fair values of the Company's liabilities under guaranteed investment contracts are estimated by discounting expected cash outflows using interest rates currently offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

16.  REINSURANCE:

     Life insurance business is ceded on a yearly renewable term basis under various reinsurance contracts. The Company's general practice is to retain no more than $4.0 million of risk on any one person for individual products and $6.0 million for last survivor products.

     The Company has entered into coinsurance agreements with other insurers related to a portion of its extended term insurance, guaranteed interest contract and long-term disability claim liabilities and reinsures approximately 50% of its block of paid-up life insurance policies.

     The following table summarizes the effect of reinsurance for the years indicated:

                                                          1997      1996      1995
                                                         ------    ------    ------
                                                              ($ IN MILLIONS)
Direct premiums (includes $78.1, $78.2, and $77.3 of
  accident and health premiums for 1997, 1996, and
  1995, respectively)................................    $871.0    $889.4    $906.4
                                                         ------    ------    ------
Reinsurance Assumed..................................       6.2       8.3       6.5
Reinsurance ceded (includes $(3.5), $(3.4), and
  $(3.2) of accident and health premiums for 1997,
  1996, and 1995, respectively)......................     (38.6)    (37.9)    (37.0)
                                                         ------    ------    ------
     Net premiums....................................    $838.6    $859.8    $875.9
                                                         ======    ======    ======
Universal life and investment type product policy fee
  income ceded.......................................    $  8.8    $  8.5    $  8.0
                                                         ======    ======    ======
Policyholders' benefits ceded........................    $ 69.0    $ 44.6    $ 39.6
                                                         ======    ======    ======
Interest credited to policyholders' account balances
  ceded..............................................    $  9.9    $ 14.5    $ 26.0
                                                         ======    ======    ======

     The Company is contingently liable with respect to ceded insurance should any reinsurer be unable to meet its obligations under these agreements. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers and monitors concentration of credit risk.

     Effective December 31, 1997, the Company transferred all of its existing in force disability income insurance business to a third party reinsurer under an indemnity reinsurance contract and ceased writing new disability income insurance business. As a result of this transaction, the Company recorded a loss before tax of approximately $9.1 million for the year ended December 31, 1997.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

17.  DEBT:

     Short- and long-term debt consists of the following ($ in millions):

                                                               1997      1996
                                                              ------    ------
SHORT-TERM DEBT:
Real Estate Mortgage Investment Conduit.....................  $    0    $ 33.1
Eurobonds...................................................       0      89.2
Real Estate Mortgage Encumbrances...........................       0      30.7
                                                              ------    ------
                                                              $    0    $153.0
                                                              ======    ======
LONG-TERM DEBT:
Surplus Notes...............................................  $219.6    $ 93.8
Real Estate Mortgage Encumbrances...........................   155.8     128.8
Other.......................................................    48.2      47.1
                                                              ------    ------
                                                              $423.6    $269.7
                                                              ======    ======

  REAL ESTATE MORTGAGE INVESTMENT CONDUIT

     The Company had outstanding debt in the amount of $33.1 million at December 31, 1996 which represented the remaining outstanding floating rate notes that were issued by a trust that qualified as a Real Estate Mortgage Investment Conduit (REMIC) under Section 860 of the Internal Revenue Code. The notes were collateralized by mortgage loans transferred by the Company in 1995 which had an aggregate principal amount of $434.3 million. Proceeds from the assets of the trust were the sole source of payment on the notes. The Company did not guarantee these notes or the mortgage loans transferred to the trust. The notes matured in September 1997. The Company accounted for this transaction by consolidating the trust's mortgages and debt. For the years ended December 31, 1997, 1996, and 1995, the Company recorded interest expense of $0.8 million, $3.3 million, and $1.3 million, respectively, related to the REMIC. The weighted average interest rate on the notes for the years ended December 31, 1997, 1996, and 1995 was 5.9%, 5.8%, and 6.1%, respectively.

  SURPLUS NOTES

     On December 31, 1997, the Company issued the MONY Notes in connection with the Investment Agreement (see Note 3). The MONY Notes have a face amount of $115.0 million, a coupon rate of interest of 9.5% per annum, and mature on December 30, 2012. Interest on the MONY Notes is payable semi-annually and principal is payable at maturity. Payment of interest on the MONY Notes may only be made upon the prior approval of the New York State Superintendent of Insurance.

     On August 15, 1994, the Company issued Surplus Notes due August 15, 2024 with a face amount of $125 million. The notes were issued at a discount of 42.146% from the principal amount payable at maturity, resulting in net proceeds after issuance expenses of approximately $70.0 million. The amount of such original issue discount represents a yield of 11.25% per annum for the period from August 15, 1994 until August 15, 1999. Interest on the notes will not accrue until August 15, 1999; thereafter, interest on the notes is scheduled to be paid on February 15 and August 15 of each year, commencing February 15, 2000, at a rate of 11.25% per annum.

     Payment of interest on the notes may only be made upon the prior approval of the New York State Superintendent of Insurance. The Company amortizes the discount using the interest method.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

For the years ended December 31, 1997, 1996, and 1995, the Company recorded interest expense of $10.8 million, $9.7 million, and $8.7 million, respectively, related to these notes.

  EUROBONDS

     At their scheduled maturity date, April 7, 1997, the Company retired the remaining $89.2 million principal amount of outstanding 8.125% Eurobonds it had issued in 1987. Of the $125.0 million principal amount of such securities originally issued, approximately $89.2 million remained outstanding for all of 1995, 1996 and through the date of their maturity.

     At their scheduled maturity date, October 29, 1996, the Company retired the remaining $126.0 million principal amount of outstanding 8.25% Eurobonds it had issued in 1986. Of the $150.0 million principal amount of such securities originally issued, approximately $126.0 million remained outstanding for all of 1995 and through the date of their maturity.

     For the years ended December 31, 1997, 1996 and 1995 interest expense on the Eurobonds outstanding aggregated $2.1 million, $18.3 million, and $21.0 million, respectively.

  REAL ESTATE MORTGAGE ENCUMBRANCES

     The Company has mortgage loans on certain of its real estate properties. The interest rates on these loans range from 7.9% to 12.5%. Maturities range from June 2000 to March 2020. For the years ended December 31, 1997, 1996 and 1995, interest expense on such mortgage loans aggregated $12.3 million, $12.9 million, and $13.9 million, respectively.

  OTHER

     During 1989, the Company entered into a transaction which is accounted for as a financing arrangement involving certain real estate properties held for investment. Pursuant to the terms of the agreement, the Company effectively pledged the real estate properties as collateral for a loan of approximately $35.0 million bearing simple interest at a rate of 8% per annum. Interest is cumulative. Periodic interest payments are not required. All principal and interest are effectively due at the maturity of the obligation (March 30, 2000) which is subject to extension at the option of the creditor. However, interest may be paid periodically subject to available cash flow from the real estate properties. At December 31, 1997 and 1996, the outstanding balance of the obligation including accrued interest was $41.3 million and $40.1 million, respectively. Interest expense on the obligation of $3.0 million, $2.9 million, and $2.8 million is reflected in Other Operating Costs and Expenses on the statements of income for the years ended December 31, 1997, 1996 and 1995, respectively.

     In 1988, the Company financed one of its real estate properties under a sales/leaseback arrangement. The facility was sold for $66.0 million, $56.0 million of which was in the form of an interest bearing note receivable and $10.0 million in cash. The note is due January 1, 2009. The transaction is accounted for as a financing. Accordingly, the facility remains on the Company's books and continues to be depreciated. An obligation representing the total proceeds on the sale was recorded by the Company at the effective date of the transaction, and is reduced based on payments under the lease. The lease has a term of 20 years beginning December 21, 1988 and requires minimum annual rental payments of $7.0 million in 1998, $7.1 million in 1999, $7.3 million in 2000, $7.4 million in 2001, $7.6 million in 2002, and $48.7 million thereafter. The Company has the option to renew the lease at the end of the lease term.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1997, aggregate maturities of long-term debt based on required principal payments for 1998 and the succeeding four years are $2.2 million, $13.8 million, $89.1 million, $81.5 million, and $0.7 million, respectively, and $256.7 million thereafter.

18.  OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK:

  FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

     Pursuant to a securities lending agreement with a major financial institution, the Company from time to time lends securities to approved borrowers. At December 31, 1997, securities loaned by the Company under this agreement had a carrying value of approximately $35.1 million. There were no loaned securities as of December 31, 1996. The minimum collateral on securities loaned is 102 percent of the market value of the loaned securities. Such securities are marked to market on a daily basis and the collateral is correspondingly increased or decreased.

  CONCENTRATION OF CREDIT RISK:

     At December 31, 1997 and 1996, the Company had no single investment or series of investments with a single issuer (excluding U.S. Treasury securities and obligations of U.S. government agencies) exceeding 1.9% and 3.7%, respectively, of total cash and invested assets.

     The Company's fixed maturity securities are diversified by industry type. The industries that comprise 10% or more of the carrying value of the fixed maturity securities at December 31, 1997 are Other Manufacturing of $804.9 million (13.5%), Public Utilities of $747.9 million (12.6%), Consumer Goods and Services of $614.6 million (10.3%), Non-Government Asset/Mortgage-Backed of $608.4 million (10.2%), and Government and Agencies of $607.9 million (10.2%).

     At December 31, 1996, the industries that comprise 10% or more of the carrying value of the Company's fixed maturity securities were Financial Services of $742.4 million (13.7%), Government and Agencies of $659.4 million (12.1%), Public Utilities of $651.1 million (11.9%), Other Manufacturing of $649.9 million (11.9%), and Consumer Goods and Services of $547.6 million (10.0%).

     The Company holds below investment grade fixed maturity securities with a carrying value of $304.3 million at December 31, 1997. These investments consist mostly of privately issued bonds which are monitored by the Company through extensive internal analysis of the financial condition of the issuers and which generally include protective debt covenants. At December 31, 1996, the carrying value of the Company's investments in below investment grade fixed maturity securities amounted to $350.5 million.

     The Company has significant investments in commercial and agricultural mortgage loans and real estate (including joint ventures and partnerships). The locations of property collateralizing mortgage loans and real estate investment carrying values (in millions) at December 31, 1997 and 1996 are as follows:

GEOGRAPHIC REGION                                   1997                 1996
-----------------                             -----------------    -----------------
Southeast...................................  $  616.3     24.2%   $  724.5     23.5%
Mountain....................................     591.5     23.2       641.9     20.8
Northeast...................................     494.2     19.4       512.8     16.6
West........................................     399.2     15.7       635.5     20.6
Midwest.....................................     253.7     10.0       333.6     10.8
Southwest...................................     192.3      7.5       239.2      7.7
                                              --------    -----    --------    -----
                                              $2,547.2    100.0%   $3,087.5    100.0%
                                              ========    =====    ========    =====

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The states with the largest concentrations of mortgage loans and real estate investments at December 31, 1997 are: Arizona, $345.0 million (13.5%); New York, $290.7 million (11.4%); California, $270.6 million (10.6%); Florida, $185.4 million (7.3%); Texas, $156.7 million (6.2%); Illinois, $131.9 million (5.2%); Colorado, $119.5 million (4.7%); and Georgia, $117.3 million (4.6%).

     As of December 31, 1997 and 1996, the real estate and mortgage loan portfolio was also diversified as follows (in millions):

PROPERTY TYPE:                                      1997                 1996
--------------                                -----------------    -----------------
Office buildings............................  $1,092.4     42.9%   $1,360.8     44.1%
Agricultural................................     515.0     20.2       521.8     16.9
Hotel.......................................     344.8     13.5       380.3     12.3
Retail......................................     332.1     13.0       436.8     14.2
Industrial..................................     111.4      4.4       168.4      5.4
Other.......................................      84.6      3.4       122.1      4.0
Apartment Buildings.........................      66.9      2.6        97.3      3.1
                                              --------    -----    --------    -----
                                              $2,547.2    100.0%   $3,087.5    100.0%
                                              ========    =====    ========    =====

19.  COMMITMENTS AND CONTINGENCIES:

     In late 1995 and during 1996, a number of purported class actions were commenced in various state and federal courts against the Company alleging that the Company engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies from the early 1980s to the mid 1990s. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e. breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). The Company has answered the complaints in each action (except for one being voluntarily held in abeyance), has denied any wrongdoing, and has asserted numerous affirmative defenses.

     On June 7, 1996, the New York State Supreme Court certified the Goshen case, being the first of the aforementioned class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by the Company and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, the Company filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts, or are being voluntarily held in abeyance pending the outcome of the Goshen case. The Massachusetts District Court in the Multidistrict Litigation has entered an order essentially holding all of the federal cases in abeyance pending the action of the Goshen case.

     On October 21, 1997, the New York State Supreme Court granted the Company's motion for summary judgment and dismissed all claims filed in the Goshen case against the Company on the merits. The order by the New York State Supreme Court has been appealed to the Appellate Division by plaintiffs and all actions before the United States District Court for the District of Massachusetts are still pending.

     In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings in connection with its businesses. The claimants in certain of these actions and proceedings seek damages of unspecified amounts. During 1996, the Company paid $12.6

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

million to settle a number of these claims in the state of Alabama and, accordingly, recorded such amount in Other Operating Costs and Expenses for the year then ended.

     With respect to all of the other aforementioned pending litigation, the Company recorded a provision, which is reflected in Other Operating Costs and Expenses, of $0.0 million, $27.6 million, and $10.0 million during the years ended December 31, 1997, 1996 and 1995, respectively. At December 31, 1997 and 1996 the total reserve for such litigation, which is reflected in Accounts Payable and Other Liabilities, amounted to approximately $29.5 million. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, any additional liability beyond that recorded in the consolidated financial statements at December 31, 1997, resulting from the resolution of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

     Insurance companies are subject to assessments, up to statutory limits, by state guaranty funds for losses of policyholders of insolvent insurance companies. In the opinion of management, such assessments will not have a material adverse effect on the consolidated financial position and the results of operations of the Company.

     The Company maintains lines of credit with domestic banks totaling $100.0 million with scheduled renewal dates during 1998. The Company has not borrowed against its credit lines since 1982.

     At December 31, 1997, the Company had commitments to issue $31.0 million of fixed rate agricultural loans with periodic interest rate reset dates. The initial interest rates on such loans range from approximately 7.4% to 8.0%. In addition, the Company had commitments to issue $36.4 million of fixed rate commercial mortgage loans with interest rates ranging from 7.2% to 8.2%. The Company also had commitments outstanding to purchase $41.0 million of private fixed maturity securities as of December 31, 1997.

20.  STATUTORY FINANCIAL INFORMATION AND REGULATORY RISK-BASED CAPITAL:

     Financial statements of the Company prepared in accordance with SAP for filing with the New York State Insurance Department (the "Department") differ from financial statements of the Company prepared in accordance with GAAP. The principal differences result from the following: (i) subsidiaries are generally accounted for under the equity method of accounting under SAP, whereas subsidiaries in which the Company has a majority voting interest are consolidated under GAAP; (ii) acquisition costs are charged to operations as incurred under SAP rather than being amortized over the expected life of the contracts under GAAP; (iii) certain assets designated as "non-admitted assets" are charged directly to statutory surplus under SAP but are reflected as assets under GAAP; (iv) federal income taxes are provided only on taxable income for which income taxes are currently payable under SAP, whereas under GAAP deferred income taxes are recognized; (v) an interest maintenance reserve ("IMR") and asset valuation reserve ("AVR") are computed based on specific statutory requirements and recorded under SAP, whereas under GAAP, such reserves are not recognized; (vi) surplus notes are reported in statutory surplus under SAP, whereas under GAAP, such notes are recorded as a liability; (vii) premiums for universal life and investment-type products are recognized as revenue when due under SAP, whereas under GAAP, such amounts are recorded as deposits and not included in the Company's revenues; (viii) future policy benefit reserves are based on specific statutory requirements regarding mortality and interest, without consideration of withdrawals, and are reported net of reinsurance under SAP, whereas, under GAAP, such reserves are calculated using a net level premium method based on actuarial assumptions equal to guaranteed mortality and dividend fund interest rates and are reported gross of reinsurance; (ix) investments in bonds and redeemable preferred stocks are

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

generally carried at amortized cost under SAP, whereas under GAAP, such investments are classified as "available for sale" and reported at estimated fair value; (x) pension expense for the Company's qualified defined pension plan is recognized when pension contributions are deductible for federal income tax purposes, whereas under GAAP, such expense is recognized over the service period for all eligible employees; (xi) postretirement benefits are recognized for vested employees and current retirees under SAP, whereas under GAAP, such expenses are recognized over the service period for all eligible employees;
(xii) methods used for calculating real estate and mortgage loan impairments, valuation allowances, and real estate depreciation under GAAP are different from those permitted under SAP; and (xiii) certain contracts with reinsurers are accounted for as reinsurance under SAP, whereas under GAAP, such contracts are accounted for as deposits ("financial reinsurance").

     Set forth below are reconciliations of the Company's combined capital and surplus and the net change in capital and surplus, determined in accordance with SAP, with its equity and net income reported in accordance with GAAP as of and for each year ended December 31, 1997, 1996, and 1995, respectively. The reconciliations for 1995 also present the effect of restating previously reported amounts as of and for the year ended December 31, 1995 for the adoption of the Interpretation and the Standard (see Note 5).

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

                                                              1997        1996        1995
                                                            --------    --------    --------
                                                                    ($ IN MILLIONS)
Capital and surplus.......................................  $  835.4    $  703.5    $  689.0
AVR.......................................................     348.6       317.7       285.3
                                                            --------    --------    --------
Capital and surplus, and AVR..............................   1,184.0     1,021.2       974.3
Adjustments:
  Future policy benefits and policyholders' account
     balances.............................................    (386.5)     (356.8)     (346.9)
  Deferred policy acquisition costs.......................   1,007.1     1,095.2     1,047.1
  Valuation of investments:
     Real estate..........................................    (343.9)     (372.7)     (384.7)
     Mortgage loans.......................................     (77.1)      (91.2)     (106.2)
     Fixed maturity securities............................     154.4        39.9       180.1
     Other................................................      12.0        12.7        42.5
  Deferred federal income taxes...........................      (6.6)      (42.6)     (110.4)
  Reinsurance.............................................    (108.7)     (141.0)     (146.3)
  Surplus notes...........................................    (219.7)      (93.8)      (84.1)
  Pension and postretirement benefits.....................      71.3        66.2        70.3
  Other, net..............................................      34.3        33.4        38.2
                                                            --------    --------    --------
GAAP Equity...............................................  $1,320.6    $1,170.5    $1,173.9
                                                            ========    ========    ========

                                                              1997        1996        1995
                                                            --------    --------    --------
                                                                    ($ IN MILLIONS)
Net change in capital and surplus.........................  $  131.9    $   14.5    $    8.9
Change in AVR.............................................      30.9        32.4        41.2
                                                            --------    --------    --------
Net change in capital and surplus, and AVR................     162.8        46.9        50.1
Adjustments:
  Future policy benefits and policyholders' account
     balances.............................................     (29.7)       (9.9)       (2.2)
  Reinsurance.............................................      32.3         5.3         1.4
  Deferred policy acquisition costs.......................     (40.2)      (12.9)       21.6
  Valuation of investments
     Real estate..........................................      28.8        12.0       (35.2)
     Mortgage loans.......................................      14.1        15.0         9.7
     Fixed maturity securities............................       8.6       (13.6)        7.9
     Other................................................       6.3        (2.0)       (9.4)
  Deferred federal income taxes...........................      53.4        35.3         5.0
  Issuance of surplus notes...............................    (115.0)         --          --
  Amortization of discount on surplus notes...............     (10.8)       (9.7)       (8.7)
  Pension and postretirement benefits.....................       5.1        (4.1)        0.4
  Other, net..............................................       1.4        (5.8)       (0.2)
                                                            --------    --------    --------
Net income................................................  $  117.1    $   56.5    $   40.4
                                                            ========    ========    ========

     The difference between statutory basis "net income" and the "net change in capital and surplus, and AVR" reflected in the reconciliation above primarily relates to the AVR, unrealized gains (losses) on equity securities, reinsurance gains, and certain contingency provisions which for statutory reporting purposes are charged directly to surplus and are not reflected in statutory basis

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

net income. The combined statutory net income reported by the Company for the years ended December 31, 1997, 1996, and 1995 was $88.5 million, $62.7 million, and $58.0 million, respectively.

     In March 1998, the National Association of Insurance Commissioners ("NAIC") voted to adopt its Codification of Statutory Accounting Principles project (referred to hereafter as "codification"). Codification is a modified form of statutory accounting principles that will result in changes to the current NAIC Accounting Practices and Procedures Manual applicable to insurance enterprises. Although adoption of codification by all states is not a certainty, the NAIC has recommended that all states enact codification as soon as practicable with an effective date of January 1, 2001. It is currently anticipated that codification will become an NAIC state accreditation requirement starting in 2002. In addition, the American Institute of Certified Public Accountants and the NAIC have agreed to continue to allow the use of certain permitted accounting practices when codification becomes effective in 2001. Any accounting differences from codification principles, however, must be disclosed and quantified in the footnotes to the audited financial statements. Therefore, codification will likely result in changes to what are currently considered prescribed statutory insurance accounting practices.

     Each insurance company's state of domicile imposes minimum risk-based capital requirements. The formulas for determining the amount of risk-based capital specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of the Company's regulatory total adjusted capital, as defined by the NAIC, to its authorized control level risk-based capital, as defined by the NAIC. Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. Each of the Company's insurance subsidiaries exceed the minimum risk based capital requirements.

     As part of their routine regulatory oversight, the Department recently completed an examination of MONY for each of the five years in the period ended December 31, 1996, and the Arizona State Insurance Department (the "Arizona Department") recently completed an examination of MONY's wholly owned life insurance subsidiary, MONY Life Insurance Company of America ("MLOA"), for each of the three years in the period ended December 31, 1996. The reports did not deal with any matter which will result in a material effect on the Company's financial condition or results of operations.

21.  YEAR 2000

     The Year 2000 issue is the result of the widespread use of computer programs written using two digits (rather than four) to define the applicable year. Such programming was a common industry practice designed to avoid the significant costs associated with additional mainframe capacity necessary to accommodate a four digit year field. As a result, any of the Company's computer systems that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a major systems failure or miscalculations. The Company has conducted a comprehensive review of its computer systems to identify the systems that could be affected by the Year 2000 issue and has developed and implemented a plan to resolve the issue. The Company currently believes that, with modifications to existing software and converting to new software, the Year 2000 issue will not pose significant operational problems for the Company's computer systems. However, if such modifications and conversions are not completed on a timely basis, the Year 2000 issue may have a material impact on the operations of the Company. Furthermore, even if the Company completes such modifications and conversions on a timely basis, there can be no assurance that the failure by vendors or other third parties to solve the Year 2000 problem will not have a material impact on the operations of the Company. The Company estimates the total cost to resolve its Year 2000 problem to be approximately $18.0 million, of which approximately $4.0 million has been incurred through December 31, 1997.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
             CONSOLIDATED FINANCIAL STATEMENT SUPPLEMENTAL SCHEDULE

To the Board of Trustees of
The Mutual Life Insurance Company of New York

     Our audits of the consolidated financial statements referred to in our report dated July 27, 1998 except Note 2, as to which the date is August 14, 1998, appearing on page F-2 of this Prospectus also included an audit of the information included in the consolidated financial statement supplemental schedule listed in the Index to Consolidated Financial Statements on page F-1. In our opinion, the consolidated financial statement supplemental schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

New York, New York
July 27, 1998, except for Note 1
to the supplemental schedule, as to
which the date is August 14, 1998.

                              THE MONY GROUP INC.

                            CONDENSED BALANCE SHEET
                            AS OF DECEMBER 31, 1997

                                    ASSETS
Receivable from Parent......................................     $10,001,000
Cash and cash equivalents...................................              --
                                                                 -----------
          Total assets......................................     $10,001,000
                                                                 ===========
                             STOCKHOLDERS' EQUITY
Common Stock, $0.01 par value, authorized 400 million
  shares; 1,000 shares issued and outstanding...............              10
Capital in excess of par....................................      10,000,990
Retained earnings...........................................              --
                                                                 -----------
          Total stockholders' equity........................      10,001,000
                                                                 -----------
Total stockholders' equity..................................     $10,001,000
                                                                 ===========

     This condensed balance sheet of The MONY Group Inc. should be read in conjunction with the accompanying notes hereto, and the consolidated financial statements of The Mutual Life Insurance Company of New York and related notes thereto presented elsewhere herein.

                              THE MONY GROUP INC.

                      NOTES TO THE CONDENSED BALANCE SHEET

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.  ORGANIZATION:

     The MONY Group Inc. (the "Holding Company") was incorporated on June 24, 1997, under the laws of Delaware and is a wholly owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"), a New York mutual life insurance company. The Company was organized for the purpose of becoming the parent holding company of MONY pursuant to a Plan of Reorganization (as amended, the "Plan") which was adopted by the Board of Trustees of MONY on August 14, 1998. In accordance with the Plan MONY proposes to convert from a mutual life insurance company to a stock life insurance company and become a wholly owned subsidiary of the Holding Company.

     The Company did not engage in any activity other than those incident to its formation from June 24, 1997 to December 30, 1997. At December 30, 1997, the Company issued warrants to the Investors, as described below, the proceeds from which provided substantially all of its capitalization.

2.  BASIS OF PRESENTATION:

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These financial statements have been prepared consistent with, and should be read in conjunction with, MONY's Consolidated Financial Statements and Notes thereto presented elsewhere in this registration statement.

3.  INVESTMENT AGREEMENT:

     On December 30, 1997, affiliates of Goldman, Sachs & Co. (the "Investors"), which is one of the underwriters for the Holding Company's initial public offering, entered into an investment agreement with MONY (the "Investment Agreement"), pursuant to which: (i) the Investors purchased, for $115.0 million (the "Consideration"), Surplus Notes issued by MONY (the "MONY Notes") with an aggregate principal amount equal to the Consideration and (ii) the Investors purchased, for $10.0 million, warrants (the "Warrants") to purchase from the Holding Company (after giving effect to the initial public offering) in the aggregate 7.0% of the fully diluted common stock of the Holding Company ("Common Stock") as of the date the Plan becomes effective or, if later, the first date following such effectiveness on which shares of Common Stock are first issued to Eligible Policyholders (the "Demutualization Date").

     The purchase price payable for each share of the Common Stock issuable upon exercise of Warrants initially is (a) in the event the initial public offering occurs prior to, on or within five trading days after the Demutualization Date, the initial public offering price of the Common Stock, unless the average of the daily closing prices of the Common Stock for the 40 trading days following the first 20 trading days after the Demutualization Date is greater than 115% of the initial public offering price, in which case such initial exercise price shall be equal to the sum of the initial public offering price plus an amount equal to one half of the excess of such 40 day average over 115% of the initial public offering price or (b) in the event the initial public offering does not occur prior to, on or within five trading days after the Demutualization Date, the lesser of (i) the average of the daily closing prices of the Common Stock for the first 20 trading days following Demutualization and (ii) 70% of the book value per share of the Common Stock as of the Demutualization, determined in accordance with generally accepted accounting principles ("GAAP"). The Warrants contain standard anti-dilution provisions, providing for adjustment to the exercise price in the event of, among other

                              THE MONY GROUP INC.

things, a dividend or other distribution of capital stock, evidences of indebtedness or other property, issuances of rights, options or warrants, certain cash dividends and certain tender offers.

     In addition, under the terms of the Investment Agreement, the Investors agreed, upon MONY's request, if made at any time up to 90 days after the Demutualization Date and subject to certain conditions precedent, to purchase an aggregate of 1.0 million shares of convertible preferred stock of the Holding Company (the "Convertible Preferred Stock") for a total purchase price of $100.0 million. The Convertible Preferred Stock would be convertible, at the option of the holder at any time, into Common Stock at a conversion price equal to the initial exercise price of the Warrants and would be subject to certain anti-dilution adjustments. The Convertible Preferred Stock would be mandatorily redeemable on the earlier of (i) the tenth anniversary of the issuance date of such stock or (ii) December 30, 2013, at a price equal to the liquidation preference of such stock plus accumulated and unpaid dividends at the redemption date (the "Redemption Price"). The Redemption Price would be payable in cash or Common Stock. If the Holding Company elects to issue Common Stock in satisfaction of the Redemption Price, the number of shares of Common Stock to be issued would be determined by dividing a number that is equal to 110 percent of the Redemption Price by the value of the Common Stock, which for this purpose would be equal to the average of the closing price of the Common Stock for the 20 trading days immediately preceding the redemption date. In addition, under certain circumstances the Holding Company, at its option, could redeem the Convertible Preferred Stock after the third anniversary of the issuance of such stock.

4.  DIVIDEND RESTRICTIONS:

     Assuming the Plan becomes effective, the Holding Company's cash flows will consist of dividends from subsidiaries, if declared and paid, principal and interest payments with respect to Intercompany Surplus Notes, if issued in connection with the issuance of the Holding Company Subordinated Notes, and investment income on assets held by the Holding Company, offset by expenses incurred for debt service on the Holding Company Subordinated Notes, if issued, dividends on the Convertible Preferred Stock, if issued, salaries and other expenses. Assuming the entire $115 million aggregate principal amount of Holding Company Subordinated Notes that could be issued is actually issued, annual interest payments on the Holding Company Subordinated Notes will be $10.9 million per year. Annual dividend payments on the Convertible Preferred Stock, if issued, will be determined based on a rate equal to the ten-year Treasury Rate in effect on the date of issuance of the Convertible Preferred Stock. As a holding company, the Holding Company's ability to meet cash requirements and pay dividends depends upon the receipt of dividends and other payments from MONY. The payment of dividends by MONY to the Holding Company is regulated under state insurance law. Under the New York Insurance Law, MONY will be permitted to pay shareholder dividends to the Holding Company only if it files notice of its intention to declare such a dividend and the amount thereof with the New York Superintendent and the New York Superintendent does not disapprove the distribution. Furthermore, payments of principal and interest on the Intercompany Surplus Notes can only be made with the prior approval of the New York Superintendent "whenever, in his judgment, the financial condition of the insurer warrants". In addition, the Arizona insurance laws contain similar restrictions on the ability of MONY Life Insurance Company of America, MONY's wholly owned subsidiary.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
             UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1998

                                                                (IN MILLIONS)
                                   ASSETS
Investments:
  Securities available-for-sale at fair value
     Fixed maturities.......................................      $ 6,282.4
     Equity securities......................................          378.1
  Mortgage loans on real estate.............................        1,478.8
  Policy loans..............................................        1,252.6
  Real estate to be disposed of.............................          339.1
  Real estate held for investment...........................          452.5
  Other invested assets.....................................           57.0
                                                                  ---------
                                                                   10,240.5
                                                                  ---------
Cash and cash equivalents...................................          492.4
Accrued investment income...................................          192.3
Amounts due from reinsurers.................................          579.8
Premiums receivables........................................           19.2
Deferred policy acquisition costs...........................          990.0
Other assets................................................          239.4
Assets transferred in Group Pension Transaction.............        5,720.5
Separate account assets.....................................        6,127.5
                                                                  ---------
          Total assets......................................      $24,601.6
                                                                  =========
                           LIABILITIES AND EQUITY
Future policy benefits......................................      $ 7,543.0
Policyholder account balances...............................        2,249.1
Other policyholder liabilities..............................          250.1
Amounts due to reinsurers...................................           96.4
Accounts payable and other liabilities......................          634.7
Long-term debt..............................................          418.9
Current federal income taxes payable........................          145.9
Deferred federal income taxes...............................           16.8
Liabilities transferred in Group Pension Transaction........        5,682.3
Separate accounts liabilities...............................        6,115.5
                                                                  ---------
          Total liabilities.................................       23,152.7
Commitments and contingencies
Retained earnings...........................................        1,320.9
Accumulated other comprehensive income......................          128.0
                                                                  ---------
          Total equity......................................        1,448.9
                                                                  ---------
          Total liabilities and equity......................      $24,601.6
                                                                  =========

  See accompanying notes to unaudited interim condensed consolidated financial statements.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
         UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                            AND COMPREHENSIVE INCOME
                 SIX-MONTH PERIODS ENDED JUNE 30, 1998 AND 1997

                                                                1998       1997
                                                              --------    ------
                                                                (IN MILLIONS)
REVENUES:
Premiums....................................................  $  353.8    $411.9
Universal life and investment-type product policy fees......      74.3      54.4
Net investment income.......................................     357.7     359.6
Net realized gains on investment............................     157.6      42.6
Group Pension Profits.......................................      22.7      28.2
Other income................................................      78.4      58.8
                                                              --------    ------
                                                               1,044.5     955.5
                                                              --------    ------
BENEFITS AND EXPENSES:
Benefits to policyholders...................................     379.7     423.9
Interest credited to policyholders' account balances........      61.2      70.8
Amortization of deferred policy acquisition costs...........      70.8      68.4
Dividends to policyholders..................................     108.4     117.8
Other operating costs and expenses..........................     224.5     196.1
                                                              --------    ------
                                                                 844.6     877.0
                                                              --------    ------
Income before income taxes and extraordinary item...........     199.9      78.5
Income tax expense..........................................      71.8      32.0
                                                              --------    ------
Income before extraordinary item............................     128.1      46.5
Extraordinary item -- demutualization expenses, net.........      (9.7)     (2.4)
                                                              --------    ------
Net income..................................................     118.4      44.1
Other comprehensive income, net of tax......................       9.9     (17.3)
                                                              --------    ------
Comprehensive income........................................  $  128.3    $ 26.8
                                                              ========    ======

  See accompanying notes to unaudited interim condensed consolidated financial statements.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
               UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT
                              OF CHANGES IN EQUITY
                      SIX-MONTH PERIOD ENDED JUNE 30, 1998

                                                                                 ACCUMULATED
                                                                                    OTHER
                                                                    RETAINED    COMPREHENSIVE
                                                         TOTAL      EARNINGS       INCOME
                                                        --------    --------    -------------
                                                                    (IN MILLIONS)
Balance, December 31, 1997............................  $1,320.6    $1,202.5       $118.1
Comprehensive income
  Net income..........................................     118.4       118.4
  Other comprehensive income
     Unrealized losses on investments, net of
       unrealized gains, reclassification adjustments,
       and taxes......................................       9.9                      9.9
                                                        --------    --------       ------
Comprehensive income..................................     128.3
                                                        --------    --------       ------
Balance, June 30, 1998................................  $1,448.9    $1,320.9       $128.0
                                                        ========    ========       ======

  See accompanying notes to unaudited interim condensed consolidated financial statements.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
       UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                 SIX-MONTH PERIODS ENDED JUNE 30, 1998 AND 1997

                                                               1998       1997
                                                              -------    -------
                                                                (IN MILLIONS)
NET CASH PROVIDED BY OPERATING ACTIVITIES...................  $  91.6    $  72.9
CASH FLOWS FROM INVESTING ACTIVITIES:
Sales, maturities or repayment of:
  Fixed maturities..........................................    533.9      644.1
  Equity securities.........................................    100.5      174.4
  Mortgage loans on real estate.............................    152.0      133.6
  Real estate...............................................    424.9      281.0
  Other invested assets.....................................     45.5       14.1
Acquisitions of investments:
  Fixed maturities..........................................   (826.5)    (632.0)
  Equity securities.........................................   (104.6)    (147.2)
  Mortgage loans on real estate.............................   (171.9)     (94.4)
  Real estate...............................................    (19.1)     (22.5)
  Other invested assets.....................................     (0.4)      (0.6)
  Policy loans, net.........................................     (5.4)      (1.6)
  Other, net................................................     57.0       33.8
  Property plant & equipment, net...........................     (4.0)      (9.2)
                                                              -------    -------
Net cash provided by investing activities...................    181.9      373.5
                                                              -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of debt..........................................     (1.8)    (113.6)
Receipts from annuity and universal life policies credited
  to policyholder account balances..........................    655.3      605.2
Return of policyholder account balances on annuity policies
  and universal life policies...............................   (748.0)    (712.5)
                                                              -------    -------
Net cash used in financing activities.......................    (94.5)    (220.9)
                                                              -------    -------
Net increase (decrease) in cash and cash equivalents........    179.0      225.5
Cash and cash equivalents, beginning of year................    313.4      315.4
                                                              -------    -------
Cash and cash equivalents, end of year......................  $ 492.4    $ 540.9
                                                              =======    =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:
Income taxes................................................  $  46.4    $  55.5
Interest....................................................  $  11.3    $  14.6

  See accompanying notes to unaudited interim condensed consolidated financial statements.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
     NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND DESCRIPTION OF BUSINESS:

     The Mutual Life Insurance Company of New York, ("MONY" or the "Company") is a New York domiciled mutual life insurance company primarily engaged in the business of providing a wide range of life insurance, annuity, and investment products to higher income individuals, particularly family builders, pre-retirees and small business owners. The Company distributes its products to such individuals primarily through its career agency sales force. The Company sells its products in all 50 of the United States, the District of Columbia, the U.S. Virgin Islands, Guam and the Commonwealth of Puerto Rico.

2.  DEMUTUALIZATION:

     On August 14, 1998 (the "Board Adoption Date"), the Board of Trustees of MONY adopted, pursuant to the New York Insurance Law, a Plan of Reorganization (as amended, the "Plan") pursuant to which MONY proposes to convert from a mutual life insurance company to a stock life insurance company (such proposed conversion, together with other matters addressed in the Plan, the "Demutualization"). In connection with the effectiveness of the Plan, the following will occur: (i) MONY will convert from a mutual life insurance company to a stock life insurance company, which will be named MONY Life Insurance Company, and will become a wholly owned subsidiary of The MONY Group Inc. (the "Holding Company"), (ii) all policyholders' membership interests will be extinguished and in exchange therefor policyholders who own a Policy (as defined in the Plan) that was in force on the Board Adoption Date and which remains in force on the effective date of the Demutualization (the "Plan Effective Date") ("Eligible Policyholders") will receive shares of common stock of the Holding Company ("Common Stock") or, in certain circumstances, cash or policy credits in the form of an increase in accumulation account value, dividend deposits or dividend additions, additional death benefits or an extension of an expiry date with respect to such policies (hereinafter, "Policy Credits") and Eligible Policyholders owning a life or accident and health insurance policy or annuity contract issued by MONY under which there is a right to participate in the divisible surplus of MONY to the extent that dividends are apportioned thereon ("Participating Policyholders") will receive additional shares of Common Stock or, in certain circumstances, cash or Policy Credits, (iii) a closed block (the "Closed Block") of certain individual MONY participating policies in classes for which MONY had a current payable dividend scale (such Policies constitute the "Closed Block Business") will be created, and assets will be allocated to the Closed Block to support the future payment of benefits and dividends on, and certain expenses and taxes relating to, the Policies included therein and (iv) shares of Common Stock may be registered under the Securities Act of 1933 and offered to the public in an initial public offering if market conditions are appropriate.

3.  INVESTMENT AGREEMENT:

     On December 30, 1997, affiliates of Goldman, Sachs & Co. (the "Investors"), which is one of the underwriters for the Holding Company's initial public offering, entered into an investment agreement with MONY (the "Investment Agreement"), pursuant to which: (i) the Investors purchased, for $115.0 million (the "Consideration"), Surplus Notes issued by MONY (the "MONY Notes") with an aggregate principal amount equal to the Consideration and (ii) the Investors purchased, for $10.0 million, warrants (the "Warrants") to purchase from the Holding Company (after giving effect to the initial public offering) in the aggregate 7.0% of the fully diluted Common Stock as of the date the Plan becomes effective or, if later, the first date following such effectiveness on which shares of Common Stock are first issued to Eligible Policyholders (the "Demutualization Date").

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
          NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
                           STATEMENTS -- (CONTINUED)

     The purchase price payable for each share of the Common Stock issuable upon exercise of Warrants initially is (a) in the event the initial public offering occurs prior to, on or within five trading days after the Demutualization Date, the initial public offering price of the Common Stock, unless the average of the daily closing prices of the Common Stock for the 40 trading days following the first 20 trading days after the Demutualization Date is greater than 115% of the initial public offering price, in which case such initial exercise price shall be equal to the sum of the initial public offering price plus an amount equal to one half of the excess of such 40 day average over 115% of the initial public offering price or (b) in the event the initial public offering does not occur prior to, on or within five trading days after the Demutualization Date, the lesser of (i) the average of the daily closing prices of the Common Stock for the first 20 trading days following Demutualization and (ii) 70% of the book value per share of the Common Stock as of the Demutualization, determined in accordance with generally accepted accounting principles ("GAAP"). The Warrants contain standard anti-dilution provisions, providing for adjustment to the exercise price in the event of, among other things, a dividend or other distribution of capital stock, evidences of indebtedness or other property, issuances of rights, options or warrants, certain cash dividends and certain tender offers.

     In addition, under the terms of the Investment Agreement, the Investors agreed, upon MONY's request, if made at any time up to 90 days after the Demutualization Date and subject to certain conditions precedent, to purchase an aggregate of 1.0 million shares of convertible preferred stock of the Holding Company (the "Convertible Preferred Stock") for a total purchase price of $100.0 million. The Convertible Preferred Stock would be convertible, at the option of the holder at any time, into Common Stock at a conversion price equal to the initial exercise price of the Warrants and would be subject to certain anti-dilution adjustments. The Convertible Preferred Stock would be mandatorily redeemable on the earlier of (i) the tenth anniversary of the issuance date of such stock or (ii) December 30, 2013, at a price equal to the liquidation preference of such stock plus accumulated and unpaid dividends at the redemption date (the "Redemption Price"). The Redemption Price would be payable in cash or Common Stock. If the Holding Company elects to issue Common Stock in satisfaction of the Redemption Price, the number of shares of Common Stock to be issued would be determined by dividing a number that is equal to 110 percent of the Redemption Price by the value of the Common Stock, which for this purpose would be equal to the average of the closing price of the Common Stock for the 20 trading days immediately preceding the redemption date. In addition, under certain circumstances the Holding Company, at its option, could redeem the Convertible Preferred Stock after the third anniversary of the issuance of such stock.

4.  THE CLOSED BLOCK:

     The Closed Block is a mechanism described in Section 7312 of the New York Insurance Law. Under the Plan, the Company will establish and operate the Closed Block as a closed block of participating business for the benefit, for dividend purposes only, of the Policies included therein. The Company will allocate to the Closed Block an amount of assets expected to produce cash flows which, together with anticipated revenues from the Closed Block Business, are reasonably expected to be sufficient to support the Closed Block Business, including but not limited to, provision for payment of claims and surrender benefits, certain expenses and taxes, and for continuation of current payable dividend scales, assuming the experience underlying such dividend scales continues, and for appropriate adjustments in such scales if the experience changes. In determining the amount of assets to be allocated to the Closed Block, management has made certain estimates and assumptions regarding the expected cash flows from the Closed Block assets and the Closed Block Business, including estimates and assumptions regarding investment cash flows, mortality, persistency, and expenses which are to be funded in the Closed Block. The assets and liabilities allocated to the Closed Block will be recorded in the Company's financial statements at their historical

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
          NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
                           STATEMENTS -- (CONTINUED)

carrying values. The carrying value of the assets allocated to the Closed Block will be less than the carrying value of the Closed Block liabilities at the Plan Effective Date. The excess of the Closed Block liabilities over the Closed Block assets at the Plan Effective Date represents the total estimated future post-tax contribution expected to emerge from the operation of the Closed Block, which will be recognized in the Company's income over the period the policies and the contracts in the Closed Block remain in force.

     The estimated net cash flows assumed in determining the Closed Block funding consist of premiums from Policies included in the Closed Block, investment income from Closed Block assets, proceeds from maturities and dispositions of Closed Block assets, less benefits paid on Closed Block Policies, certain expenses (including taxes) funded in the Closed Block, and dividends on Closed Block Policies based on current payable dividend scales. To the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, more favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be greater than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Conversely, to the extent that the actual cash flows, subsequent to the Plan Effective Date, from the assets allocated to the Closed Block and the Closed Block Business are, in the aggregate, less favorable than assumed in establishing the Closed Block, total dividends paid to the Closed Block policyholders in future years will be less than the total dividends that would have been paid to such policyholders if the current payable dividend scales had been continued. Accordingly, the recognition of the aforementioned gain is not affected by the aggregate actual experience of the Closed Block assets and the Closed Block Business subsequent to the Plan Effective Date, except in the unlikely event that the Closed Block assets and the actual experience of the Closed Block Business subsequent to the Plan Effective Date are not sufficient to pay the guaranteed benefits on the Closed Block Policies, in which case the Company will be required to fund any such deficiency from its general account assets outside of the Closed Block. In addition, MONY has undertaken to reimburse the Closed Block from its general account assets outside the Closed Block for any reduction in principal payments due on the Series A Notes (which have been allocated to the Closed Block) pursuant to the terms thereof. Since the Closed Block will be funded to provide for payment of guaranteed benefits on such Policies and, in addition, for continuation of current payable dividends, it will not be necessary to use general funds to pay guaranteed benefits unless the Closed Block Business experiences very substantial ongoing adverse experience in investment, mortality, persistency or other experience factors. The Company will regularly (at least quarterly) monitor the experience from the Closed Block and make changes to the dividend scale, when appropriate, to ensure that the profits are distributed to the policyholders in a fair and equitable manner. In addition, periodically the New York Insurance Department will require the filing of an independent auditor report on the operations of the Closed Block.

     As a result of the establishment of the Closed Block, certain line items in the Company's financial statements subsequent to the establishment of the Closed Block will reflect material reductions in reported amounts, as compared to years prior to the establishment of the Closed Block, while having no effect on net income. The actual results of the Closed Block assets and the Closed Block Business will be reflected as a single line item in the Company's statements of income entitled, "Contribution from the Closed Block", whereas, prior to the establishment of the Closed Block the results from the underlying business were reported in various line items in the Company's income statements, including; premiums, investment income, net realized gains and losses on investments, benefits, amortization of deferred acquisition costs, etc. The Contribution from the Closed Block is expected to be equal to the periodic amortization of the gain resulting from the difference between the carrying value of the assets allocated to the Closed Block and the Closed

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
          NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
                           STATEMENTS -- (CONTINUED)

Block liabilities at the Plan Effective Date. In addition, all assets and liabilities allocated to the Closed Block will be reported in the Company's balance sheet separately under the captions "Closed Block assets" and "Closed Block liabilities", respectively.

     The pre-tax Contribution from the Closed Block includes only those revenues, benefit payments, dividends, premium taxes, state guaranty fund assessments, and investment expenses considered in funding the Closed Block. However, many expenses associated with operating the Closed Block and administering the Policies included therein will be excluded from and, accordingly, not funded in the Closed Block. These expenses will be reported in the Company's statement of operations, outside of the Contribution from the Closed Block, consistent with how they are funded. Such expenses will be reported in the separate line items to which they apply based on the nature of such expenses. Management expects that such expenses will be included and reported as Other Operating Costs and Expenses in the Company's statement of operations, unless any individual expense item is considered to be significant, in which case such item or items will be reported separately in the Company's statement of operations. Federal income taxes applicable to the Closed Block, which will be funded in the Closed Block, will be reflected as a component of federal income tax expense in the Company's statement of operations. Since many expenses related to the Closed Block are funded outside the Closed Block, operating costs and expenses outside the Closed Block may be disproportionate to the level of business outside the Closed Block.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
          NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
                           STATEMENTS -- (CONTINUED)

5.  SEGMENT INFORMATION

                                                              AS OF AND FOR THE SIX MONTHS
                                                                     ENDED JUNE 30,
                                                              ----------------------------
                                                                 1998             1997
                                                              -----------      -----------
                                                                    ($ IN MILLIONS)
Premiums:
  Protection Products.......................................   $   343.8        $   403.4
  Accumulation Products.....................................         1.8              2.7
  Other Products............................................         8.2              5.8
                                                               ---------        ---------
                                                               $   353.8        $   411.9
                                                               =========        =========
Universal life and investment-type product policy fees:
  Protection Products.......................................   $    41.8        $    30.3
  Accumulation Products.....................................        31.6             23.2
  Other Products............................................         0.9              0.9
                                                               ---------        ---------
                                                               $    74.3        $    54.4
                                                               =========        =========
Net investment income and net realized gains (losses) on
  investments:
  Protection Products.......................................   $   397.0        $   304.7
  Accumulation Products.....................................        77.8             65.3
  Other Products............................................        38.9             30.9
  Unallocated amounts.......................................         1.6              1.3
                                                               ---------        ---------
                                                               $   515.3        $   402.2
                                                               =========        =========
Other income:
  Protection Products(1)....................................   $    31.2        $    37.4
  Accumulation Products.....................................        34.6             23.4
  Other Products............................................        32.4             23.5
  Unallocated amounts.......................................         2.9              2.7
                                                               ---------        ---------
                                                               $   101.1        $    87.0
                                                               =========        =========
Amortization of deferred policy acquisition costs:
  Protection Products.......................................   $    55.4        $    55.8
  Accumulation Products.....................................        15.4             12.6
  Other Products............................................         0.0              0.0
                                                               ---------        ---------
                                                               $    70.8        $    68.4
                                                               =========        =========
Benefits to policyholders:(2)
  Protection Products.......................................   $   376.8        $   426.3
  Accumulation Products.....................................        36.8             46.6
  Other Products............................................        22.6             17.7
  Unallocated amounts.......................................         4.7              4.1
                                                               ---------        ---------
                                                               $   440.9        $   494.7
                                                               =========        =========

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
          NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
                           STATEMENTS -- (CONTINUED)

                                                              AS OF AND FOR THE SIX MONTHS
                                                                     ENDED JUNE 30,
                                                              ----------------------------
                                                                 1998             1997
                                                              -----------      -----------
                                                                    ($ IN MILLIONS)
Other operating costs and expenses:
  Protection Products.......................................   $   138.1        $   129.4
  Accumulation Products.....................................        42.7             30.0
  Other Products............................................        43.7             36.7
  Unallocated amounts.......................................         0.0              0.0
                                                               ---------        ---------
                                                               $   224.5        $   196.1
                                                               =========        =========
Income before income taxes:
  Protection Products.......................................   $   136.7        $    48.3
  Accumulation Products.....................................        50.0             24.4
  Other Products............................................        13.4              5.8
  Unallocated amounts.......................................        (0.2)             0.0
                                                               ---------        ---------
                                                               $   199.9        $    78.5
                                                               =========        =========
Assets:
  Protection Products(3)....................................   $16,218.3        $15,291.9
  Accumulation Products.....................................     6,285.8          5,266.4
  Other Products............................................     1,209.8          1,327.1
  Unallocated amounts.......................................       887.7            812.3
                                                               ---------        ---------
                                                               $24,601.6        $22,697.7
                                                               =========        =========
Deferred policy acquisition costs:
  Protection Products.......................................   $   853.7        $   986.6
  Accumulation Products.....................................       136.3            141.7
  Other Products............................................          --              0.0
                                                               ---------        ---------
                                                               $   990.0        $ 1,128.3
                                                               =========        =========
Policyholders' liabilities:
  Protection Products(4)....................................   $10,102.9        $10,317.7
  Accumulation Products.....................................     1,332.2          1,493.0
  Other Products............................................       480.0            321.9
  Unallocated amounts.......................................        18.0             22.4
                                                               ---------        ---------
                                                               $11,933.1        $12,155.0
                                                               =========        =========
Separate account liabilities:(5)
  Protection Products(6)....................................   $ 3,967.8        $ 3,455.9
  Accumulation Products.....................................     4,598.1          3,469.8
  Other Products............................................       565.1            630.3
  Unallocated amounts.......................................       745.7            703.3
                                                               ---------        ---------
                                                               $ 9,876.7        $ 8,259.3
                                                               =========        =========

---------------
(1) Includes Group Pension Profits of $22.7 million and $28.2 million for the six-month periods ended June 30, 1998 and 1997, respectively.

(2) Includes interest credited to policyholders' account balances.

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
          NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
                           STATEMENTS -- (CONTINUED)

(3) Includes assets transferred in the Group Pension Transaction of $5,720.5 million and $5,538.5 million as of June 30, 1998 and 1997, respectively.

(4) Includes policyholder liabilities transferred in the Group Pension Transaction of $1,890.9 million and $2,086.3 million as of June 30, 1998 and 1997, respectively.

(5) Each segment includes separate account assets in an amount equal to the corresponding liability reported.

(6) Includes separate account liabilities transferred in the Group Pension Transaction of $3,761.2 million and $3,397.2 million as of June 30, 1998 and 1997, respectively.

     Following is a summary of revenues by product for the six-month periods ended June 30, 1998 and 1997, respectively ($ in millions).

                                                              SIX MONTHS ENDED
                                                                  JUNE 30,
                                                              ----------------
                                                               1998      1997
                                                              ------    ------
PREMIUMS:
Individual Life.............................................  $343.1    $366.0
Disability income insurance.................................     0.7      37.3
Group insurance.............................................     5.7       5.0
Other.......................................................     4.3       3.6
                                                              ------    ------
          Total.............................................  $353.8    $411.9
                                                              ======    ======
UNIVERSAL LIFE AND INVESTMENT-TYPE PRODUCT POLICY FEES:
Universal life..............................................  $ 20.1      18.8
Variable universal life.....................................    16.6       7.5
Group universal life........................................     5.1       4.0
Individual variable annuities...............................    31.2      22.8
Individual fixed annuities..................................     1.3       1.3
                                                              ------    ------
          Total.............................................  $ 74.3    $ 54.4
                                                              ======    ======

6.  THE GROUP PENSION TRANSACTION:

     The following tables set forth certain summarized financial information relating to the Group Pension Transaction as of and for the periods indicated, including information regarding: (i) the general account assets transferred to support the Existing Deposits in the Group Pension Transaction (hereafter referred to as the "AEGON Portfolio"), (ii) the transferred separate account assets

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
          NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
                           STATEMENTS -- (CONTINUED)

and liabilities, and (iii) the components of revenue and expense comprising the Group Pension Profits:

                                                                   AS OF
                                                                 JUNE 30,
                                                                   1998
                                                              ---------------
                                                              ($ IN MILLIONS)
ASSETS:
  General Account Fixed Maturities:
     Available for sale, at estimated fair value (amortized
      cost $1,493.7)........................................     $1,548.1
     Mortgage loans on real estate..........................        288.7
     Real estate held for investment........................         53.2
     Cash and cash equivalents..............................         41.9
     Other assets...........................................         27.4
                                                                 --------
          Total general account assets......................      1,959.3
  Separate account assets...................................      3,761.2
                                                                 --------
          Total assets......................................     $5,720.5
                                                                 ========
LIABILITIES:
  General Account(1)
     Policyholders' account balances........................     $1,890.9
     Other liabilities......................................         30.2
                                                                 --------
          Total general account liabilities.................      1,921.1
  Separate account liabilities(2)...........................      3,761.2
                                                                 --------
          Total liabilities.................................     $5,682.3
                                                                 ========

---------------
(1) Includes general account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $133.2 million as of June 30, 1998.

(2) Includes separate account liabilities transferred in connection with the Group Pension Transaction pursuant to indemnity reinsurance of $34.0 million as of June 30, 1998.

                                                              FOR THE SIX-MONTH
                                                                    PERIOD
                                                                ENDED JUNE 30,
                                                              ------------------
                                                               1998       1997
                                                              -------    -------
                                                               ($ IN MILLIONS)
REVENUES:
Product policy fees.........................................   $11.1      $11.0
Net investment income.......................................    80.6       85.9
Net realized gains (losses) on investments..................    (2.4)       2.2
                                                               -----      -----
          Total revenues....................................    89.3       99.1
BENEFITS AND EXPENSES:
Interest credited to policyholders' account balances........    55.7       59.8
Other operating costs and expenses..........................    10.9       11.1
                                                               -----      -----
          Total benefits and expenses.......................    66.6       70.9
Group Pension Profits.......................................   $22.7      $28.2
                                                               =====      =====

                 THE MUTUAL LIFE INSURANCE COMPANY OF NEW YORK
          NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
                           STATEMENTS -- (CONTINUED)

7.  COMMITMENTS AND CONTINGENCIES:

     In late 1995 and during 1996, a number of purported class actions were commenced in various state and federal courts against the Company alleging that the Company engaged in deceptive sales practices in connection with the sale of whole and universal life insurance policies during the period 1980 through 1995. Although the claims asserted in each case are not identical, they seek substantially the same relief under essentially the same theories of recovery (i.e. breach of contract, fraud, negligent misrepresentation, negligent supervision and training, breach of fiduciary duty, unjust enrichment and violation of state insurance and/or deceptive business practice laws). The Company has answered the complaints in each action (except for one being voluntarily held in abeyance), has denied any wrongdoing, and has asserted numerous affirmative defenses.

     On June 7, 1996, the New York State Supreme Court certified the Goshen case, being the first of the aforementioned class actions filed, as a nationwide class consisting of all persons or entities who have, or at the time of the policy's termination had, an ownership interest in a whole or universal life insurance policy issued by the Company and sold on an alleged "vanishing premium" basis during the period January 1, 1982 to December 31, 1995. On March 27, 1997, the Company filed a motion to dismiss or, alternatively, for summary judgment on all counts of the complaint. All of the other putative class actions have been consolidated and transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the District of Massachusetts, or are being voluntarily held in abeyance pending the outcome of the Goshen case. The Massachusetts District Court in the Multidistrict Litigation has entered an order essentially holding all of the federal cases in abeyance pending the action of the Goshen case.

     On October 21, 1997, the New York State Supreme Court granted the Company's motion for summary judgment and dismissed all claims filed in the Goshen case against the Company. The order by the New York State Supreme Court has been appealed to the Appellate Division by plaintiffs and all actions before the United States District Court for the District of Massachusetts are still pending.

     In addition to the matters discussed above, the Company is involved in various other legal actions and proceedings in connection with its businesses. The claimants in certain of these actions and proceedings seek damages of unspecified amounts. In connection with such matters, the Company recorded a provision of $10.0 million during the six-month period ended June 30, 1998.

     At June 30, 1998 the total reserve for such litigation, which is reflected in Accounts Payable and Other Liabilities, amounted to $39.5 million. While the outcome of such matters cannot be predicted with certainty, in the opinion of management, any additional liability beyond that recorded at June 30, 1998, resulting from the resolution of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

                              THE MONY GROUP INC.

                       UNAUDITED CONDENSED BALANCE SHEET
                              AS OF JUNE 30, 1998

                                  ASSETS
Cash and cash equivalents...................................    $10,142,100
                                                                -----------
          Total assets......................................     10,142,100
                                                                ===========

                                LIABILITIES
Taxes payable...............................................    $    49,385
                                                                -----------
          Total liabilities.................................         49,385
                                                                ===========

                           STOCKHOLDERS' EQUITY
Common Stock, $0.01 par value, authorized 400 million
  shares; 1,000 shares issued and outstanding...............             10
Capital in excess of par....................................     10,000,990
Retained earnings...........................................         91,715
                                                                -----------
          Total stockholders' equity........................     10,092,715
                                                                -----------
Total liabilities and stockholders' equity..................    $10,142,100
                                                                ===========

These unaudited condensed financial statements of The MONY Group Inc. should be read in conjunction with the accompanying notes hereto, and the consolidated financial statements and the unaudited interim condensed consolidated financial statements of The Mutual Life Insurance Company of New York and related notes thereto presented elsewhere herein.

                              THE MONY GROUP INC.

                    UNAUDITED CONDENSED STATEMENT OF INCOME
                            AND COMPREHENSIVE INCOME
        FOR THE PERIOD FROM JANUARY 1, 1998 (COMMENCEMENT OF OPERATIONS)
                             THROUGH JUNE 30, 1998

REVENUES:
Investment income...........................................    $141,100
                                                                --------
                                                                 141,100
                                                                --------
EXPENSES:
Income tax expense..........................................      49,385
                                                                --------
                                                                  49,385
                                                                --------
Net income and other comprehensive income...................    $ 91,715
                                                                ========

These unaudited condensed financial statements of The MONY Group Inc. should be read in conjunction with the accompanying notes hereto, and the consolidated financial statements and the unaudited interim condensed consolidated financial statements of The Mutual Life Insurance Company of New York and related notes thereto presented elsewhere herein.

                              THE MONY GROUP INC.

                  UNAUDITED CONDENSED STATEMENT OF CASH FLOWS
        FOR THE PERIOD FROM JANUARY 1, 1998 (COMMENCEMENT OF OPERATIONS)
                             THROUGH JUNE 30, 1998

     Net cash provided by operating activities..............    $   141,100
CASH FLOWS FROM FINANCING ACTIVITIES:
Capital contribution and issuance of warrants...............     10,001,000
                                                                -----------
     Net cash provided by financing activities..............     10,001,000
                                                                -----------
Increase in cash and cash equivalents.......................     10,142,100
Cash and cash equivalents, beginning of year................             --
                                                                -----------
Cash and cash equivalents, end of year......................    $10,142,100
                                                                ===========

These unaudited condensed financial statements of The MONY Group Inc. should be read in conjunction with the accompanying notes hereto, and the consolidated financial statements and the unaudited interim condensed consolidated financial statements of The Mutual Life Insurance Company of New York and related notes thereto presented elsewhere herein.

                              THE MONY GROUP INC.

             NOTES TO THE UNAUDITED CONDENSED FINANCIAL STATEMENTS

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

1.  ORGANIZATION:

     The MONY Group Inc. (the "Holding Company") was incorporated on June 24, 1997, under the laws of Delaware and is a wholly owned subsidiary of The Mutual Life Insurance Company of New York ("MONY"), a New York mutual life insurance company. The Company was organized for the purpose of becoming the parent holding company of MONY pursuant to a Plan of Reorganization (as amended, the "Plan") which was adopted by the Board of Trustees of MONY on August 14, 1998. In accordance with the Plan MONY proposes to convert from a mutual life insurance company to a stock life insurance company and become a wholly owned subsidiary of the Holding Company.

     The Company did not engage in any activity other than those incident to its formation from June 24, 1997 to December 30, 1997. At December 30, 1997, the Company issued warrants to the Investors, as described below, the proceeds from which provided substantially all of its capitalization.

2.  BASIS OF PRESENTATION:

     Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been omitted. These financial statements have been prepared consistent with, and should be read in conjunction with, MONY's Consolidated Financial Statements and Notes thereto presented elsewhere in this registration statement.

3.  INVESTMENT AGREEMENT:

     On December 30, 1997, affiliates of Goldman, Sachs & Co. (the "Investors"), which is one of the underwriters for the Holding Company's initial public offering, entered into an investment agreement with MONY (the "Investment Agreement"), pursuant to which: (i) the Investors purchased, for $115.0 million (the "Consideration"), Surplus Notes issued by MONY (the "MONY Notes") with an aggregate principal amount equal to the Consideration and (ii) the Investors purchased, for $10.0 million, warrants (the "Warrants") to purchase from the Holding Company (after giving effect to the initial public offering) in the aggregate 7.0% of the fully diluted common stock of the Holding Company ("Common Stock") as of the date the Plan becomes effective or, if later, the first date following such effectiveness on which shares of Common Stock are first issued to Eligible Policyholders (the "Demutualization Date").

     The purchase price payable for each share of the Common Stock issuable upon exercise of Warrants initially is (a) in the event the initial public offering occurs prior to, on or within five trading days after the Demutualization Date, the initial public offering price of the Common Stock, unless the average of the daily closing prices of the Common Stock for the 40 trading days following the first 20 trading days after the Demutualization Date is greater than 115% of the initial public offering price, in which case such initial exercise price shall be equal to the sum of the initial public offering price plus an amount equal to one half of the excess of such 40 day average over 115% of the initial public offering price or (b) in the event the initial public offering does not occur prior to, on or within five trading days after the Demutualization Date, the lesser of (i) the average of the daily closing prices of the Common Stock for the first 20 trading days following Demutualization and (ii) 70% of the book value per share of the Common Stock as of the Demutualization, determined in accordance with generally accepted accounting principles ("GAAP"). The Warrants contain standard anti-dilution provisions, providing for adjustment to the exercise price in the event of, among other

                              THE MONY GROUP INC.

things, a dividend or other distribution of capital stock, evidences of indebtedness or other property, issuances of rights, options or warrants, certain cash dividends and certain tender offers.

     In addition, under the terms of the Investment Agreement, the Investors agreed, upon MONY's request, if made at any time up to 90 days after the Demutualization Date and subject to certain conditions precedent, to purchase an aggregate of 1.0 million shares of convertible preferred stock of the Holding Company (the "Convertible Preferred Stock") for a total purchase price of $100.0 million. The Convertible Preferred Stock would be convertible, at the option of the holder at any time, into Common Stock at a conversion price equal to the initial exercise price of the Warrants and would be subject to certain anti-dilution adjustments. The Convertible Preferred Stock would be mandatorily redeemable on the earlier of (i) the tenth anniversary of the issuance date of such stock or (ii) December 30, 2013, at a price equal to the liquidation preference of such stock plus accumulated and unpaid dividends at the redemption date (the "Redemption Price"). The Redemption Price would be payable in cash or Common Stock. If the Holding Company elects to issue Common Stock in satisfaction of the Redemption Price, the number of shares of Common Stock to be issued would be determined by dividing a number that is equal to 110 percent of the Redemption Price by the value of the Common Stock, which for this purpose would be equal to the average of the closing price of the Common Stock for the 20 trading days immediately preceding the redemption date. In addition, under certain circumstances the Holding Company, at its option, could redeem the Convertible Preferred Stock after the third anniversary of the issuance of such stock.

4.  DIVIDEND RESTRICTIONS:

     Assuming the Plan becomes effective, the Holding Company's cash flows will consist of dividends from subsidiaries, if declared and paid, principal and interest payments with respect to Intercompany Surplus Notes, if issued in connection with the issuance of the Holding Company Subordinated Notes, and investment income on assets held by the Holding Company, offset by expenses incurred for debt service on the Holding Company Subordinated Notes, if issued, dividends on the Convertible Preferred Stock, if issued, salaries and other expenses. Assuming the entire $115 million aggregate principal amount of Holding Company Subordinated Notes that could be issued, is actually issued, annual interest payments on the Holding Company Subordinated Notes will be $10.9 million per year. Annual dividend payments on the Convertible Preferred Stock, if issued, will be determined based on a rate equal to the ten-year Treasury Rate in effect on the date of issuance of the Convertible Preferred Stock. As a holding company, the Holding Company's ability to meet cash requirements and pay dividends depends upon the receipt of dividends and other payments from MONY. The payment of dividends by MONY to the Holding Company is regulated under state insurance law. Under the New York Insurance Law, MONY will be permitted to pay shareholder dividends to the Holding Company only if it files notice of its intention to declare such a dividend and the amount thereof with the New York Superintendent and the New York Superintendent does not disapprove the distribution. Furthermore, payments of principal and interest on the Intercompany Surplus Notes can only be made with the prior approval of the New York Superintendent "whenever, in his judgment, the financial condition of the insurer warrants". In addition, the Arizona insurance laws contain similar restrictions on the ability of MONY Life Insurance Company of America, MONY's wholly owned subsidiary.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Holding Company has agreed to sell to each of the U.S. Underwriters named below, and each of such U.S. Underwriters, for whom Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and Salomon Smith Barney Inc. are acting as representatives, has severally agreed to purchase from the Holding Company, the respective number of shares of Common Stock set forth opposite its name below.

                                                                 NUMBER OF
                                                                 SHARES OF
                        UNDERWRITER                             COMMON STOCK
                        -----------                             ------------
Goldman, Sachs & Co. .......................................     2,640,000
Donaldson, Lufkin & Jenrette Securities Corporation.........     2,640,000
Morgan Stanley & Co. Incorporated...........................     1,320,000
Salomon Smith Barney Inc. ..................................     1,320,000
Allen & Company Incorporated................................        90,000
Robert W. Baird & Co. Incorporated..........................        90,000
CIBC Oppenheimer Corp. .....................................       190,000
Chatsworth Securities LLC...................................        90,000
Conning & Company...........................................       190,000
Doley Securities, Inc. .....................................        90,000
A.G. Edwards & Sons, Inc. ..................................       190,000
Fox-Pitt, Kelton Inc. ......................................       190,000
Edward D. Jones & Co., L.P. ................................        90,000
Legg Mason Wood Walker, Incorporated........................        90,000
Schroder & Co. Inc. ........................................       190,000
Stephens Inc. ..............................................        90,000
                                                                 ---------

          Total.............................................     9,500,000
                                                                 =========

     Under the terms and conditions of the Underwriting Agreement, the U.S. Underwriters and the International Underwriters (as hereinafter defined) are committed to take and pay for all the shares offered hereby and in the International Offering, if any are taken.

     The U.S. Underwriters propose to offer the shares of Common Stock in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of $0.89 per share. The U.S. Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the representatives.

     The Holding Company and MONY have entered into an underwriting agreement (the "International Underwriting Agreement") with the underwriters of the International Offering (the "International Underwriters") providing for the concurrent offer and sale of 1,750,000 shares of Common Stock in an international offering outside the United States. The International Offering is a firm commitment underwriting. The offering price and aggregate underwriting discounts and commissions per share for the two offerings are identical. The closing of the offering made hereby is a condition to the closing of the International Offering, and vice versa, and each of the offerings is conditioned upon the consummation of the Demutualization. The representatives of the International Underwriters are Goldman Sachs International, Donaldson, Lufkin & Jenrette International, Morgan Stanley & Co. International Limited and Salomon Brothers International Limited.

     Pursuant to an Agreement between the U.S. and International Underwriting Syndicates (the "Agreement Between") relating to the two offerings, each of the U.S. Underwriters named herein has agreed that, as a part of the distribution of the shares offered hereby and subject to certain exceptions, it will offer, sell or deliver the shares of Common Stock, directly or indirectly, only in the United States of America (including the States and the District of Columbia), its territories, its possessions and other areas subject to its jurisdiction (the "United States") and to U.S. persons, which term shall mean, for purposes of this paragraph: (a) any individual who is a resident of the United States or
(b) any corporation, partnership or other entity organized in or under the laws of the United States or any political subdivision thereof and whose office most directly involved with the purchase is located in the United States. Each of the International Underwriters has agreed pursuant to the Agreement Between that, as a part of the distribution of the shares offered as a part of the International Offering, and subject to certain exceptions, it will (i) not, directly or indirectly, offer, sell or deliver shares of Common Stock (a) in the United States or to any U.S. persons or (b) to any person who it believes intends to reoffer, resell or deliver the shares in the United States or to any U.S. persons and (ii) cause any dealer to whom it may sell such shares at any concession to agree to observe a similar restriction.

     Pursuant to the Agreement Between, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares so sold shall be the initial public offering price, less an amount not greater than the selling concession.

     The Holding Company has granted the U.S. Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of 1,425,000 additional shares of Common Stock solely to cover over-allotments, if any. If the U.S. Underwriters exercise their over-allotment option, the U.S. Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of them, as shown in the foregoing table, bears to the 9,500,000 shares of Common Stock offered. The Holding Company has granted the International Underwriters a similar option to purchase up to an aggregate of 262,500 additional shares of Common Stock.

     The Holding Company and the Investors have agreed that, during the period beginning on the date of the Underwriting Agreement and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell, or otherwise dispose of (other than pursuant to employee stock option or purchase plans existing, or the conversion or exchange of convertible or exchangeable securities, or the exercise of warrants outstanding, on the date of this Prospectus) any shares of Common Stock or any securities of the Holding Company that are substantially similar to the Common Stock, including but not limited to any securities that are convertible into or exercisable or exchangeable for, or represent the right to receive, Common Stock or any such substantially similar securities, without the prior written consent of the representatives, except for the shares of Common Stock offered in connection with the concurrent U.S. Offering and International Offering. In addition, the Investors have agreed that they will not sell, transfer, assign or hypothecate the Warrants, or any Common Stock purchased upon exercise of the Warrants, for 90 days following the effective date of the Offerings.

     The representatives of the Underwriters have informed the Holding Company that they do not expect sales to accounts over which the Underwriters exercise discretionary authority to exceed five percent of the total number of shares of Common Stock offered by them.

     Prior to the Offerings, there has been no public market for the shares of Common Stock. The initial public offering price was negotiated among the Holding Company and the representatives of the U.S. Underwriters and the International Underwriters. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

     In connection with the Offerings, the Underwriters may purchase and sell the Common Stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the Offerings. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock, and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Holding Company in the Offerings. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the Common Stock sold in the offerings for their account may be reclaimed by the syndicate if such Common Stock is repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the NYSE, in the over-the-counter market or otherwise.

     The Common Stock has been approved for listing, subject to notice of issuance, on the NYSE under the symbol "MNY". In order to meet one of the requirements for listing the Common Stock on the NYSE, the Underwriters have undertaken to sell lots of 100 or more shares to a minimum of 2,000 beneficial holders.

     Certain of the Underwriters have provided from time to time, and expect to provide in the future, investment banking services to MONY and its subsidiaries and/or the Holding Company and their respective affiliates, including without limitation serving as the initial purchaser of the 11 1/4% Notes, for which such Underwriters have received and will receive customary fees and commissions. In addition, certain of the Underwriters distribute a number of the Company's products for which they receive customary compensation. The Investors are affiliates of Goldman Sachs, one of the representatives of the U.S. Underwriters, and of Goldman Sachs International, one of the representatives of the International Underwriters. Claude M. Ballard, Jr., a limited partner of The Goldman Sachs Group, L.P., is a director of the Holding Company and is currently the Board member designated by the Investors pursuant to the Board representation rights granted to the Investors in the Investment Agreement. See "Certain Provisions of the Investment -- Board Representation". The Investors, Goldman Sachs and Goldman Sachs International are affiliates of The Goldman Sachs Group, L.P. Donaldson, Lufkin & Jenrette Securities Corporation has acted as MONY's financial advisor in connection with the Demutualization.

     The Holding Company and MONY have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act.

     This Prospectus may be used by underwriters and dealers in connection with offers and sales of the Common Stock, including shares initially sold in the International Offering to persons located in the United States.

     In connection with the Offerings, Morgan Stanley & Co. Incorporated has acted as an "independent underwriter" and the initial public offering price is not higher than the price recommended by Morgan Stanley & Co. Incorporated. In its role as independent underwriter, Morgan Stanley & Co. Incorporated has participated in due diligence investigations and in the preparation of the Prospectus and the Registration Statement of which this Prospectus forms a part.

                                                                       ANNEX A
                                   ACTUARIAL
                                    OPINIONS

       [PRICEWATERHOUSECOOPERS LETTERHEAD]
                                               August 10, 1998

The Board of Trustees
The Mutual Life Insurance Company of New York
1740 Broadway
New York, NY 10019

Re:  Plan of Reorganization of the Mutual Life Insurance Company of New York
     (MONY), dated August 14, 1998

                         STATEMENT OF ACTUARIAL OPINION

QUALIFICATIONS

     I, Jesse M. Schwartz, a Principal with the firm of PricewaterhouseCoopers LLP (PwC) and a member of the American Academy of Actuaries, am qualified under the Academy's Qualification Standards to render the opinion set forth herein. MONY's Plan of Reorganization is carried out under Section 7312 of the New York Insurance Law. This opinion is not a legal opinion regarding the Plan, and does not address the overall fairness of the Plan. Rather, it reflects the application of actuarial concepts and standards of practice to the requirements set forth in Section 7312.

RELIANCE

     I and other PwC staff acting under my direction received from MONY extensive information concerning MONY's past and present financial experience and the characteristics of its policies. We relied on the accuracy and completeness of the data and assumptions supplied by MONY and did not independently verify that information. Where possible, the information was reviewed for general reasonableness and in certain circumstances the data was reconfirmed with MONY.

     Information concerning expected future cash flows from assets held by MONY as of December 31, 1997, and eligible for allocation to the Closed Block was provided under the direction of MONY's Executive Vice President and Chief Investment Officer Kenneth M. Levine. I relied on Mr. Levine's representation that these cash flows represent MONY's current estimate.

     Information as to MONY's experience underlying it's 1998 dividend scale for other than asset cash flows was provided under the general direction of MONY's Senior Vice President and Chief Actuary Phillip A. Eisenberg, F.S.A., M.A.A.A. I relied on the accuracy of the data provided by Mr. Eisenberg.

     My opinion depends upon the substantial accuracy of the information described above that was provided by MONY (the "MONY Data").

Actuarial Opinion                        Page  2                        08/10/98
--------------------------------------------------------------------------------

PROCESS

     PwC developed a financial model based upon MONY Data. Mathematical formulas were applied to component parts of the model to determine the amount of assets initially needed to fund the Closed Block. The methodology applied by PwC was primarily a mechanical process and was based on assumptions and data provided by management.

     The PwC staff, under my direction, performed the calculations on which my opinion is based.

OPINION

       In my opinion:

 1. The objective of the closed block as being for the exclusive benefit of the policies included therein for policyholder dividend purposes only as set forth in Article VIII of the MONY Plan of Reorganization (the "Plan") is consistent with
       Section 7312 of New York insurance law.

 2.    The operations of the Closed Block as set forth in Article
       VIII of the Plan and described in the Closed Block
       Memorandum, including the determination of the required initial funding and the manner in which cash flows are charged and credited to the Closed Block, are consistent with the objectives of the closed block.

 3.    MONY's assets (Closed Block funding) set aside as of January
       1, 1998 (including subsequent adjustments), to establish the Closed Block, as set forth in Article VIII of the Plan
       (including the Closed Block Memorandum, Exhibit F thereto), are adequate because they are expected to produce cash flows which, together with anticipated revenues from the Closed
       Block Business, are reasonably sufficient to enable the Closed Block to provide for the guaranteed benefits, certain expenses and taxes associated with Closed Block policies, and to provide for the continuation of the dividend scale in effect for 1998 if the experience underlying such dividend scale continues, and for appropriate adjustments in such scale if the experience changes.

 4. The Plan is consistent with the objective of the closed block as it provides a vehicle for management to make appropriate adjustments to future dividend scales, where necessary, if the underlying experience changes from the experience underlying such dividend scales.

Actuarial Opinion                        Page  3                        08/10/98
--------------------------------------------------------------------------------

DISCUSSION

     - As to (1) above, my opinion as to consistency is based upon the recognition that credits and charges to the closed block are only derived from policies included in the closed block and interest credited to the closed block is only derived from closed block assets.

     - As to (2) above, my opinion is based on my findings that those matters are consistent with the objective of the Closed Block. I have specifically taken into account that, other than with respect to certain taxes and investment expenses, the funding of the Closed Block does not provide for the future costs of servicing or commissions payable on the policies included in it, and the Closed Block Memorandum provides specifically that such expenses and commissions shall not be charged to the Closed Block.

     - As to (3) above, the Closed Block was funded as of January 1, 1998 (including a final adjustment for 1998 new business), based on a calculation as of that date. The opinion in (3) above rests on that calculation, which extends over the future life of all policies assigned to the Closed Block.

     - As to (4) above, the criteria set forth in Article VIII for modifying the dividend scales if the experience changes are such that, if followed, the Closed Block policyholders will be treated in a manner consistent with the contribution principle for dividend determination. The operation of the Closed Block as set forth Article VIII is consistent with actuarial practice as described in Actuarial Standard of Practice #15.

                                             Very truly yours,

                                             /s/ JESSE M. SCHWARTZ
                                             Jesse M. Schwartz, F.S.A., M.A.A.A.
                                               Principal
                                               PricewaterhouseCoopers LLP

      [MUTUAL OF NEW YORK LOGO]         Phillip A. Eisenberg, F.S.A., M.A.A.A.
                                        Senior Vice President and
                                        Chief Actuary      The Mutual Life
                                                           Insurance
                                                           Company of New York
                                                           1740 Broadway
                                                           New York, NY 10019
                                                           212 708-2570
                                                           212 708-2118 Fax
                                          August 14, 1998

The Board of Trustees
The Mutual Life Insurance Company of New York
1740 Broadway
New York, NY 10019

Re:  Plan of Reorganization of The Mutual Life Insurance Company of New York
     (MONY),
     August 14, 1998

                         STATEMENT OF ACTUARIAL OPINION

QUALIFICATIONS

     I, Phillip A. Eisenberg, MONY's Senior Vice President and Chief Actuary and a member of the American Academy of Actuaries, am qualified under the Academy's Qualification Standards to render the opinion set forth herein concerning how MONY's Plan of Reorganization (the "Plan") is carried out under Section 7312 of the New York Insurance Law. This opinion is not a legal opinion regarding the Plan, but rather reflects the application of actuarial concepts and standards of practice to the requirements set forth in Section 7312.

RELIANCE

     In forming the opinion set forth in this memorandum, I relied upon available MONY documentation of past and present practices and financial results. For the individual life line of business, this information was very extensive. Less information was available for the remaining lines of business. The methodology applied to arrive at my opinion varied with the extent of available data.

     PricewaterhouseCoopers, LLP (PwC) was retained to develop a financial model using the MONY data provided to it and applied assumptions and mathematical formulas to the components of the model. I analyzed the results of PwC's work in forming my opinion. In all cases, PwC activities were performed under my general direction, and I or other MONY staff approved the methodology applied by PwC.

     Information concerning future cash flows from assets held by MONY as of December 31, 1997, and allocated to business which will receive share distributions covered by the opinion was provided under the direction of Executive Vice President and Chief Investment Officer, Kenneth M. Levine. I relied on Mr. Levine's confirmation that this cash flow represents MONY's current estimate.

PROCESS

     In all cases, I or other MONY staff reviewed the methodology applied by PwC in making the calculations necessary for me to reach an opinion.

OPINION

     In my opinion, the plan for allocation of policyholder consideration set forth in Article VII of the Plan is fair and equitable to policyholders as required by Section 7312 of the New York Insurance Law.

DISCUSSION

     The distribution described in Article VII takes into account the estimated past and future contributions to surplus. The distribution to each eligible policyholder is based upon its relative contributions to surplus to total contributions from all eligible policyholders.

     Most of the consideration to be distributed to policyholders is allocated on this basis. Under Section 7312 of the New York Insurance Law, there is no specific guidance given for the allocation of consideration in a "Method 4" reorganization, but policyholder contributions are specifically identified as an acceptable approach to allocation of consideration under other methods of reorganization within this section of the law. In addition, the contribution method is recognized in the actuarial literature as an appropriate method. I therefore find that the use of "actuarial contribution" as the principal basis underlying the allocation of consideration is fair and equitable. I further find that the "actuarial contribution" method has been implemented in a reasonable manner. In particular, the delineation of classes of policyholders in the Plan is consistent with MONY's past and present business practices.

     The distribution also takes into account, to a lesser extent, the fact that policyholders have intangible membership rights that are independent of their actuarial contributions. Each Eligible Policyholder is, under the Plan, allocated a fixed number of shares of common stock without regard to the contribution of that policyholder or of the class or classes in which policies held by the policyholder happen to reside. This element of the allocation is consistent with overall concepts of equity. Under the Plan, the percentage of the total consideration that is allocated in this manner is small relative to that allocated in proportion to positive contributions, which is also equitable.

                                          Very truly yours,

                                       /s/PHILLIP A. EISENBERG SIGNATURE
                                          Phillip A. Eisenberg, FSA, MAAA
                                          Senior Vice President and Chief
                                          Actuary

------------------------------------------------------
------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE HOLDING COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

Prospectus Summary.........................    3
Risk Factors...............................   22
The Demutualization........................   38
Use of Proceeds............................   43
Dividends..................................   44
Capitalization.............................   45
Selected Consolidated Financial
  Information..............................   46
Recent Developments........................   52
Pro Forma Condensed Consolidated Financial
  Information..............................   56
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................   67
Business...................................  106
Investments................................  132
Management.................................  162
Beneficial Ownership of Common Stock.......  174
Certain Provisions of the Investment.......  176
Description of Capital Stock...............  180
Shares Eligible for Future Sale............  184
Restrictions on Acquisitions of Securities
  of the Holding Company...................  185
Certain Provisions of the Amended and
  Restated Certificate of Incorporation and
  the By-Laws of the Holding Company.......  186
Validity of Common Stock...................  190
Experts....................................  190
Available Information......................  191
Glossary...................................  G-1
Index to Financial Statements..............  F-1
Underwriting...............................  U-1
Annex A -- Actuarial Opinions..............  A-1

                            ------------------------
  THROUGH AND INCLUDING DECEMBER 11, 1998 (THE 25TH DAY AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------

                               11,250,000 SHARES

                              THE MONY GROUP INC.
                                  COMMON STOCK
                          (PAR VALUE $0.01 PER SHARE)
                            -----------------------

                                  [MONY LOGO]
                            -----------------------
                              GOLDMAN, SACHS & CO.

                          DONALDSON, LUFKIN & JENRETTE
                           MORGAN STANLEY DEAN WITTER
                              SALOMON SMITH BARNEY
                      REPRESENTATIVES OF THE UNDERWRITERS

------------------------------------------------------
------------------------------------------------------